Form 20-F
period 2004-12-31
IQ POWER TECHNOLOGY INC
filed 2005-06-30
CIK 1072667

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

[X]  ANNUAL REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE  SECURITIES  EXCHANGE
     ACT OF 1934 For the fiscal year ended December 31, 2004

                                       OR

[ ]  TRANSITION  REPORT  PURSUANT  TO SECTION  13 OR 15(d) OF THE  SECURITIES
     EXCHANGE ACT OF 1934 For the transition period from ____________________ to
     _______________________

Commission file number     000-26165

                                   iQ POWER AG
                      (formerly, iQ Power Technology Inc.)
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                   Switzerland
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                    Baarer Str. 137, CH-6300 Zug, Switzerland
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

    Title of each class           Name of each exchange on which registered
    -------------------           -----------------------------------------
           None                                  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                 Registered shares, with a par value of CHF0.03
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or registered shares as of the close of the period covered by the annual report 34,923,150 Registered shares with a par value of CHF0.03

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             [X]  Yes      [ ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

                      [X] Item  17      [ ] Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY  PROCEEDINGS  DURING THE PAST
FIVE YEARS)

Indicate  by check mark  whether  the  registrant  has filed all  documents  and reports  required  to be filed by  Sections  12,  13 or 15(d) of the  Securities
Exchange Act of 1934 subsequent to the  distribution of securities  under a plan confirmed by a court.

                     [ ] Yes            [ ] No

   Item 14.  Material Modifications to the Rights of Security Holders

   Item 16E.    Purchases of Equity Securities by the Issuer and

                                       ii

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 20-F constitute forward-looking statements  within the meaning of Section 21E of the Securities  Exchange Act of
1934.  Such   forward-looking   statements  involve  known  and  unknown  risks,
uncertainties  and other factors that may cause the actual results,  performance or achievements of iQ Power AG and its  subsidiaries,  iQ Power Deutschland GmbH
("iQ  Germany")  and  iQ  Power  Licensing  AG  ("iQ  Licensing")   (hereinafter
collectively, referred to as "we," "us," "our," iQ Power" and "the Company"), or
developments  in  the  Company's   industry,   to  differ  materially  from  the
anticipated  results,  performance or achievements  expressed or implied by such forward-looking  statements.  Such factors include,  but are not limited to: the
Company's  limited  operating  history,  lengthy  development  and sales  cycles
related  to  the  commercialization  of  battery  technologies,   the  Company's
dependence  upon a relative  concentration  of customers in the  automotive  and battery  manufacturing  industries;  competition  in the  battery  industry  and competing battery technologies, risk related to the development of the Company's battery technologies and acceptance by the automotive and battery  manufacturing industries;  risks of  technological  change that may be  inconsistent  with the
Company's  technologies or may render its technologies  obsolete,  dependence on selected  vertical  markets  within the  automotive  and  battery  manufacturing industries,  general  economic  risks that may affect the demand for  automotive batteries;  the Company's  reliance on third-party  marketing  relationships and suppliers; the Company's ability to protect its intellectual property rights and the other risks and uncertainties  described under "Risk Factors" in this Annual
Report on Form 20-F.

Some of the important risks and uncertainties that could affect  forward-looking statements are described further in this document under headings "Risk Factors",
"Business  Overview",   "Property  Plants  and  Equipment"  and  "Operating  and
Financial  Review  and  Prospects".  Should  one  or  more  of  these  risks  or uncertainties  materialize,  or should  underlying  assumptions prove incorrect, actual results may vary materially from those anticipated,  believed,  estimated or  expected.  The  Company  does not  intend  to update  these  forward-looking statements.  Investors  are cautioned  against  attributing  undue  certainty to forward-looking statements.

                                      iii

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

A.   Directors and Senior Management.

Not Applicable.

B. Advisers.

Not Applicable.

C. Auditors.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A.   Selected Financial Data.

The following  tables set forth and summarize  selected  consolidated  financial data for the Company  (stated in thousands of U.S.  dollars,  except  numbers of shares and per share amounts),  prepared in accordance  with generally  accepted accounting  principles in the United States.  The  information in the tables was extracted  from the more  detailed  financial  statements of the Company for the years presented, which have been audited by Deloitte & Touche GmbH, Munich.

The  selected  financial  data  should  be  read  in  conjunction  with  Item 5,
"Operating  and Financial  Review and  Prospects"  and in  conjunction  with the
Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report. The Company's fiscal period ends on December 31 of each year.

The following is a summary of certain  selected  financial  information  for the
Company's  most  recently  completed  fiscal  year  and for the  Company's  four preceding fiscal years.

----------------------------------------------------------------------------------------------------------------
All in $1,000's except number                                         Audited
of shares and per share                                   (Fiscal year ended December 31)
amounts
                                      2004              2003             2002             2001            2000
----------------------------------------------------------------------------------------------------------------
Working capital (deficiency):         (434)              62              (148)            145             (135)

Revenues:                              53                42                0               0                6

Net earnings (loss):                 (2,648)           (2,294)          (1,555)         (3,754)          (2,359)

Basic and diluted earnings           (0.09)            (0.10)           (0.09)           (0.29)          (0.24)
(loss) per share:

Total current assets :                1,150             1,928             667             901              451

Total Non-Current Assets               461               445              448             459              374

Total Current Liabilities :           1,584             1,866             815             756              586

Non-controlling interest                -                 -                -               -                -

Share capital, incl. Agio            15,822            13,315           10,576           8,574            5,941

Contributed Surplus                   2,000             2,108            1,571           1,850             406

Number of shares                   34,923,150        27,563,071       20,348,227       15,952,124       9,746,620

Retained earnings (deficit):        (16,343)          (13,695)         (11,401)         (9,846)          (6,092)
----------------------------------------------------------------------------------------------------------------

No dividends have been declared in any of the years presented above.

Exchange Rate Information

The Company's  accounts are maintained in U.S.  dollars.  In this Annual Report, all  dollar  amounts  are  expressed  in U.S.  dollars  except  where  otherwise indicated.

On June 27, 2005, the exchange rate of Euros and Swiss francs into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Euros and Swiss francs as certified for customs purposes by the
Federal Reserve Bank of New York, was U.S. $1.00 equals EUR 0.8276 and CHF
1.2755, respectively.

B.   Capitalization and Indebtedness.

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.   Risk Factors.

The Company,  and thus the  securities  of the Company,  should be  considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the
Company.  In addition to the other information  presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

WE ARE ALMOST  EXCLUSIVELY  RELIANT ON THE SALE OF TREASURY  STOCK FOR FINANCIAL
LIQUIDITY.  OUR INABILITY TO SECURE  ADDITIONAL  FINANCING ON  ACCEPTABLE  TERMS
COULD PREVENT OR DELAY US FROM DEVELOPING AND  COMMERCIALIZING THE IQ TECHNOLOGY
WHICH COULD DECREASE THE VALUE OF THE SHARES OR ADVERSELY  AFFECT OUR ABILITY TO
CONTINUE AS A GOING CONCERN.

Our auditors have expressed substantial doubt as to our ability to continue as a going concern.

As of December 31, 2004, we had a working capital  deficit of $434,000.  We will require additional  financing to continue as a going concern. We anticipate that we will need to raise approximately $2,000,000 to $2,200,000 during 2005 to fund our anticipated  plan of operation and working capital  requirements  during the year ending December 31, 2005.

We are currently seeking additional financing to meet our financial requirements for 2005.  As of June 30,  2005,  we have  received  subscriptions  related to a private placement to purchase 2,000,000  registered shares for total proceeds of approximately  $836,200 (CHF 1,062,871.25).  We have also received approximately
$880,000  pursuant to the exercise of warrants and options to acquire  2,034,153 registered  shares since  January 1, 2005.  We have only nominal  revenue and no historical  basis for estimating  2005  revenues.  We may require more financing than we anticipate,  if we experience delays, cost overruns,  additional funding needs for joint ventures, acquisitions, or other unanticipated events.

If we fail to get the necessary financing on a timely basis, it might:

     o    delay and increase the costs of development and  commercialization  of the iQ technology;

     o    cause us to default on some of our financial commitments;

     o    prevent us from being able to commercialize the iQ technology;

     o    force us to discontinue  our operations or to look for a purchaser for the iQ technology or our business, and/or

     o    result in the bankruptcy of one or more companies within our corporate group,

all of which would  negatively  impact your investment in our shares.  We cannot assure you that  additional  financing will be available on a timely basis or on terms acceptable to us or at all.

WE HAVE INCURRED NET LOSSES SINCE OUR INCEPTION AND WE ANTICIPATE THAT LOSSES
WILL CONTINUE.

We  incurred  net loses of  $2,648,000  in 2004 and  $2,294,000  in 2003.  As of
December  31,  2004,  we have  incurred  net losses  since our  inception in the aggregate  amount of  $17,367,000,  and we  anticipate  that we will continue to incur losses due to a high level of operating  and capital  expenditures,  sales and marketing costs,  additional  personnel  requirements and our general growth objectives.

We anticipate  that our net annual losses will decrease in the near future as we implement  our  business  strategy  and  attempt to  commercialize  our  MagiQTM battery;  however,  our ability to earn a profit  will depend on the  commercial acceptance of our products,  which has not yet been achieved, and our ability to exploit our technology. We may never achieve profitability.

WE HAVE  EXPERIENCED  DELAYS  IN THE  DEVELOPMENT  OF OUR  TECHNOLOGIES  AND THE
COMMERCIALIZATION OF OUR BATTERIES.

We have  experienced  various delays in the development of our  technologies and our  batteries  that  have  adversely  affected  the  commercialization  of  our batteries and our results of  operations.  We had  anticipated  that our MagiQTM batteries  would be in  commercial  production  as early  as 2003.  However,  we experienced  delays in our  pilot  program  that  will  result in a delay of the commercial launch of our MagiQTM battery. Our MagiQTM batteries are currently in the pilot  program  stage  and we may not be in  position  to launch  commercial production  of our  MagiQTM  batteries  until we  raise  sufficient  capital  to undertake such production.

In addition,  we may experience delays in the development and  commercialization of our other  technologies  similar to those we  experienced  in developing  our
MagiQTM  batteries.  The  timing of the  development  of battery  technology  is dependent on a number of factors,  including  availability of capital,  changing specification of  manufacturers,  changing  technologies  and other factors.  We cannot  assure  you  that we will be able to  complete  the  development  of our technologies  in a timely  manner or that our  technology  will be  commercially accepted.

THE INTENSE  COMPETITION IN THE LEAD-ACID  BATTERY INDUSTRY MAY HINDER OUR ENTRY
INTO THE MARKETPLACE AND MAY NEGATIVELY  IMPACT OUR ABILITY TO COMMERCIALIZE THE
IQ TECHNOLOGY.

Many of our competitors have:

     o    long operating histories;

     o    substantial  resources  that are devoted to research and  development, manufacturing, marketing and commercializing products;

     o    products and technologies that are widely accepted by retail consumers and other buyers of batteries;

     o    products with long histories of reliable and effective use; and

     o    established reputations and long-standing  relationships with original equipment manufacturers,

all of which could hinder our entry into the  marketplace  and give them a large competitive  advantage over us. We expect competition in the battery industry to intensify  because  many  battery  companies  are  consolidating  or  vertically integrating  which,  because they own all stages of  production,  allows them to make  batteries at lower cost.  In recent years,  buyers of lead-acid  batteries have also consolidated, reducing the number of customers for lead-acid batteries and increasing price competition.

OUR INABILITY TO COMMERCIALIZE THE IQ TECHNOLOGY WOULD HAVE A MATERIAL ADVERSE
EFFECT ON OUR BUSINESS.

Our design  requires us to integrate the iQ technology  with existing  lead-acid battery  technology.  We believe that the iQ technology  can be integrated  into lead-acid  batteries on a commercial  basis,  and that a  commercially  feasible manufacturing  process can be  developed.  We currently  have no  agreements  or arrangements to integrate our technology in any commercial  applications.  There can be no assurance that our iQ technology will be  incorporated  into batteries in commercial production in quantities sufficient to be commercially profitable.

MARKET DEMAND FOR THE IQ TECHNOLOGY  AND FOR BATTERIES THAT  INCORPORATE  THE IQ
TECHNOLOGY  IS UNCERTAIN  WHICH MAY AFFECT OUR ABILITY TO GENERATE  REVENUES AND
PROFITS AND MAY ADVERSELY AFFECT YOUR INVESTMENT.

There may not be enough  demand  for the iQ  technology  or for  batteries  that incorporate the iQ technology to generate  revenues yet alone enough revenues so that we will make a profit.  If so, this would adversely affect your investment.
There are currently no commercially produced lead-acid batteries that use the iQ technology.  As a result,  the potential  demand for  batteries  that use the iQ technology  and the degree to which the iQ technology  can meet market demand is difficult  to  estimate.  Our success in gaining  market  acceptance  for the iQ technology  will be affected by a number of factors that are beyond our control, such as:

     o    the license fees for the iQ technology;

     o    the  willingness  of  consumers to pay a premium  price for  batteries incorporating the iQ technology;

     o    specifications of automobile manufacturers;

     o    the marketing and pricing strategies of competitors;

     o    the development of alternative technologies; and

     o    general economic conditions.

WE HAVE NO HISTORY OF MATERIAL REVENUES.  ANY REVENUES WE DO RECEIVE WILL DEPEND
MOSTLY ON LICENSING  THE IQ TECHNOLOGY  OR SELLING  BATTERIES OR OTHER  PRODUCTS
THAT  INCORPORATE  IQ  TECHNOLOGY  WHICH WILL MAKE US  VULNERABLE  TO CHANGES IN
MARKET DEMAND. AS A RESULT,  ANY DECLINE IN DEMAND COULD  MATERIALLY,  ADVERSELY
AFFECT OUR BUSINESS.

To date we have earned no material  revenues  from the sale of our  products and only initial  revenues from the licensing of our technology.  We anticipate that all of our revenues will  initially come from fees derived from licensing the iQ technology or, possibly, from the sale of our own batteries that incorporate the
iQ  technology.  We currently  have only one  licensing  arrangement  for our iQ technology and have only launched a limited pilot program to  commercialize  our
MagiQTM  battery.  We cannot  guarantee that we will receive any future revenues from the  licensing of the iQ  technology or from the sale of batteries or other products incorporating the iQ technology, or that we can generate a profit.

If we receive any revenues, the revenues may decrease after an initial period of market introduction due to factors such as:

     o    increased competition;

     o    changes in consumer preferences;

     o    changes in customer specifications, market saturation;

     o    government regulation of the battery industry;

     o    changes in demand from OEMs;

     o    changes in demand for automobiles;

     o    changes in economic conditions; or

     o    other factors, many of which are beyond our control.

WE MAY NOT BE ABLE TO DEVELOP  ACCEPTABLE  NEW ELECTRIC  POWER  TECHNOLOGIES  OR
PRODUCTS  AND THIS  COULD  NEGATIVELY  AFFECT OUR  PROSPECTS  FOR GROWTH AND OUR
BUSINESS.

We may not successfully complete the development or introduction of new electric power technologies or products,  or, if we do, such technologies or products may not achieve market  acceptance.  In addition,  we may  experience  delays in the development  process.  We believe  our growth  will  depend  upon our ability to develop and  commercialize  the iQ technology  and to introduce new products and technologies that are attractive to consumers,  OEMs, automobile  manufacturers, automobile  service providers and retailers of automotive  batteries.  We cannot assure you that we will be successful in doing so.

WE EXPECT TO BE DEPENDENT ON A FEW KEY CUSTOMERS, AND THE LOSS OF ANY ONE OF
THEM COULD SIGNIFICANTLY REDUCE OUR ABILITY TO GENERATE REVENUES WHICH WILL HAVE
AN ADVERSE AFFECT ON OUR BUSINESS.

To the  extent  we  depend  upon key  customers  for a large  percentage  of our revenues,  the  loss  of one or  more of  them  or a  significant  reduction  in licensing fees from one or more of them could have a material  adverse effect on our business.  We anticipate that a large portion of our revenues will come from license  fees  from a  limited  number  of key  customers  including  automobile manufacturers, aftermarket resellers and OEMs.

WE WILL RELY ON THIRD PARTIES TO SUPPLY  DEVELOPMENT,  MANUFACTURING,  MARKETING
AND  DISTRIBUTION  EXPERTISE  WHICH WILL MAKE OUR SUCCESS  DEPENDENT  UPON THEIR
EFFORTS.  IF THEY ARE NOT SUCCESSFUL,  IT COULD NEGATIVELY IMPACT OUR ABILITY TO
COMMERCIALIZE THE IQ TECHNOLOGY AND OUR BUSINESS.

Our future success is dependent on the development and maintenance of strategic relationships. If our strategic partners or third parties fail to perform effectively, we may not generate any revenues or a profit. We may rely upon strategic partners:

     o    to assist us in the research and  development of the iQ technology and future technologies;

     o    to  participate  in  the  later  stage   development  and  testing  of
          commercial prototypes;

     o    to manufacture products based on the iQ technology; and

     o    to market and distribute such products.

We have no experience in  manufacturing  battery  technology or products.  If we decide to manufacture  and market our own product line, we will likely  contract with a third-party  manufacturer to manufacture,  assemble, test and package our products  to our  specifications.  We cannot  assure you that we will be able to enter into such  contracts  on terms  that are  acceptable  to us. In  addition, third-party  manufacturers  are  required to meet  governmental  and  regulatory requirements  including  environmental and consumer safety requirements.  If the third-party  manufacturer  we select  should fail to comply with the  regulatory requirements or be unable to meet our quantity and quality requirements, we will have to select  another  manufacturer,  which may result in delays in delivering products to distributors or other purchasers.

We have no sales,  marketing or distribution  experience.  To the extent that we
depend  on  our   strategic   partners  or  third   parties  for  marketing  and
distribution,  any revenues  received by us will depend upon their  efforts.  We cannot guarantee that such efforts will lead to a successful and effective sales force and  distribution  system.  We may have to rely on experienced  employees, strategic partners,  distributors and third-party manufacturer's representatives to market our  products.  If we are unable to maintain or establish  third-party distribution  relationships,  we may have to develop our own marketing and sales force with technical expertise and supporting distribution capabilities.  We can not guarantee you that we will be successful in doing so.

OUR  TECHNOLOGIES  MAY  BECOME  OBSOLETE  AND WE MAY NOT BE  ABLE  TO  MEET  THE
INDUSTRY'S  EVOLVING  REQUIREMENTS.  FAILURE  TO KEEP UP WITH THE  TECHNOLOGICAL
ADVANCES AND OBTAIN MARKET ACCEPTANCE FOR SOME OR ALL OF OUR PRODUCTS WOULD HAVE
A NEGATIVE IMPACT ON OUR REVENUE AND ABILITY TO OPERATE PROFITABLY.

The  automotive   industry  is  characterized   by  rapidly  changing   markets,
technology,  emerging  industry  standards  and  frequent  introduction  of  new products. The introduction of new products embodying new technologies, including new  manufacturing  processes,  and the emergence of new industry  standards may render our products obsolete,  less competitive or less marketable.  The process of developing  our iQ Technology is extremely  complex and requires  significant continuing  development  efforts and third party  commitments.  Our success will
depend,   in  part,   on  our  ability  to  continue  to  enhance  its  existing
technologies,   develop   new   technology   that   addresses   the   increasing
sophistication  and varied  needs of the market,  and  respond to  technological advances  and  emerging  industry  standards  and  practices  on  a  timely  and
cost-effective   basis.  We  may  not  be  successful  in  commercializing   our
technologies  or  exploiting  its niche  markets  effectively  or  adapting  our businesses to evolving  manufacturer  requirements  or  preferences  or emerging industry standards.

VOLATILITY OF OUR REGISTERED SHARES PRICE COULD CAUSE YOU TO LOSE ALL OR PART OF
YOUR INVESTMENT.

The  market  price for our  registered  shares  as  reported  by the OTCBB  have fluctuated from $0.32 to $0.78 during the twelve month period ended December 31,
2004,  and $0.35 to $0.75  during  the period  from  January 1, 2005 to June 27,
2005.  Market prices for securities of microcap  companies  generally are highly volatile.  Factors  such as  announcements  of  technological  innovations,  new commercial  products,  patents,  the development of proprietary  rights by us or others,  future sales of our  registered  shares or our  shareholders  and other factors  could have a significant  effect on the market price of our  registered shares.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR OPERATION.

Our reporting  currency is the United States dollar, and we have obligations and commitments in other currencies  including Euros and Swiss Francs.  Fluctuations in foreign currency exchange rates may affect our results of operations which in turn may adversely affect reported  financial  figures and the  comparability of period-to-period results of operations.

WE DO NOT INTEND TO PAY CASH DIVIDENDS AND THERE IS NO ASSURANCE THAT WE WILL
EVER DECLARE CASH DIVIDENDS.

We do not have any intention of paying cash dividends in the foreseeable future.
In particular,  there can be no assurance that our Board of Director's will ever declare cash dividends, which action is completely within their discretion.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN OUR SHARES
BECAUSE THEY ARE CONSIDERED A PENNY STOCK AND ARE SUBJECT TO THE PENNY STOCK
RULES.

Rules 15g-1  through  15g-9  promulgated  under the  Exchange  Act impose  sales practice and disclosure  requirements on certain  brokers-dealers  who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally  includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our shares over the year ended December 31, 2004 ranged between $0.32 and $0.78 and our shares are deemed penny stock for the purposes of the Exchange Act. The additional  sales practice
and  disclosure   requirements   imposed  upon  brokers-dealers  may  discourage
broker-dealers from effecting  transactions in our shares,  which could severely limit the  market  liquidity  of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an  established  customer or  "accredited  investor,"  generally,  an individual  with  net  worth in  excess  of  US$1,000,000  or an  annual  income exceeding  $200,000,  or $300,000  together with his or her spouse,  must make a special  suitability  determination  for the  purchaser  and  must  receive  the purchaser's  written  consent  to the  transaction  prior  to sale,  unless  the broker-dealer  or the transaction is otherwise  exempt.  In addition,  the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock,  a disclosure  schedule  prepared by the United  States
Securities and Exchange  Commission  relating to the penny stock market,  unless the  broker-dealer  or the transaction is otherwise  exempt.  A broker-dealer is also  required  to disclose  commissions  payable to the  broker-dealer  and the registered representative and current quotations for the securities.  Finally, a broker-dealer  is required to send monthly  statements  disclosing  recent price information  with  respect to the penny stock held in a  customer's  account and information with respect to the limited market in penny stocks.

ITEM 4.   INFORMATION ON THE COMPANY.

A.   History and Development of the Company.

We were incorporated on December 20, 1994 under the Canada Business Corporations
Act as 3099458  Canada Inc. We changed our name to iQ Power  Technology  Inc. on
May 9, 1997.  Effective  November 10,  2004,  we continued  the  Corporation  to
Switzerland, changing our name to iQ POWER AG. We are now incorporated under the law of Switzerland,  registered in the commercial register of the Canton of Zug, under the registration number CH-170.3.027.783-9.  As of the filing date of this report, our principal executive offices are located at Baarerstr. 137, 6300 Zug,
Switzerland and our telephone number at that location is +41-41-766 6999.

iQ Germany was formed in 1991 to research  and  evaluate  methods of  maximizing lead-acid  battery  performance.  We were  formed to acquire  iQ Germany  and to license the technology  developed by iQ Germany to others or to market  products based  on such  technology.  Throughout  this  Annual  Report  we  refer  to the technology  developed by iQ Germany as our "technology",  the "iQ technology" or our "iQ Battery technology."

On August 25, 1998, we acquired all the issued and  outstanding  common stock of
iQ Germany in exchange for 5,120,000 of our registered  shares. The value of the shares we issued to acquire of iQ Germany was $3,200,000 or $0.625 per share. As a result of the share exchange, we acquired all of the assets and liabilities of
iQ Germany. We are currently engaged in the development and commercialization of electrical power sources for the automotive  industry and other industries based on the iQ technology.

On June 18, 1999, we completed our initial public  offering in the United States pursuant to which we received net proceeds of $4,690,000.

Disposition of BarbiQ Power Limited

BarbiQ Power Limited was  established in 2003 as an investment  holding  company and was  domiciled in  Barbados.  BarbiQ was sold in June 2004 with a cumulative loss of $13,000. No further assets or liabilities exist as of December 31, 2004.

Creation of iQ Power Licensing AG

On  October  7,  2004,  iQ Power  Licensing  AG was  established  to become  the operating  entity,  holding all of our  intellectual  property and to market our intellectual property both internally as well as to external licensing partners.

Continuation to Switzerland

In 2004, we continued  from Canada to Zug,  Switzerland.  Under the terms of the
Continuance:

     (i)   iQ Power continued  from  Canada to  Switzerland  and  became a Swiss corporation.
     (ii)  the corporate  name "iQ Power  Technologies  Inc." was changed to "iQ
           Power AG".
     (iii) each share of iQ Power was deemed to represent one  registered  share of iQ Power AG, par CHF 0.03.  No fractional  shares  were  issued in connection with the Continuance.
     (iv)  issued and outstanding options and warrants of iQ Power were deemed to represent options and warrants of iQ Power AG.
     (v)   iQ Power AG became subject  to the  Swiss  Code of  Obligations  with domicile in Zug, Switzerland.

Shareholders  of the iQ Power  approved the  Continuance  of the  corporation to
Switzerland at its 2004 Annual  General  Meeting as well as a change of its name to iQ Power AG on July 30, 2004. iQ Power received a Letter of Satisfaction from the Director under the Canada Business  Corporations  Act permitting it to apply for  Continuance  in  Switzerland.  iQ Power held a meeting of  shareholders  in
Switzerland to approve new Articles of Incorporation prepared in accordance with
Swiss law on November 5, 2004.  The  Continuation  was completed on November 10,
2004.

The  Continuance  was deemed to be an offer for the  securities  of iQ Power,  a foreign corporation, by iQ Power AG, as the continued corporation. In connection with the  Continuance,  iQ Power AG was deemed to have  issued  new  securities.
These securities were offered in the United States pursuant to an exemption from the U.S.  tender  offer rules  provided by Rule  14d-1(c)  under the  Securities
Exchange  Act of  1934,  as  amended,  and  pursuant  to an  exemption  from the registration  requirements  of the  Securities  Act of  1933,  as  amended  (the
"Securities  Act"),  provided  by Rule 802  thereunder.  The  securities  issued pursuant to the Continuance were unregistered  restricted  securities within the meaning of Rule 144 under the  Securities  Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities.

We have not been subject to any bankruptcy, receivership or similar proceeding.

A.   Business Overview.

We are engaged in the  development  and  commercialization  of electrical  power sources and energy management technologies for the automotive industry and other industries,  including the aerospace and defense industry. Our primary expertise lies in the synthesis of patented  microelectronic  software and  communications components  with  conventional  battery  technologies  and  the  development  of proprietary energy management systems.

The initial market we targeted was the starting,  lighting and ignition  ("SLI")
battery  market.  We believe  that this  market is a mature  and  stable  market composed of a limited  number of  aftermarket  resellers and original  equipment manufacturers  (so-called "OEMs").  Over the last ten years, new competition and changes in the  automotive  industry  have  increased  pressure  on SLI  battery manufacturers  to reduce  costs and to improve the power and  efficiency  of the batteries  they produce.  In response to these  conditions  and to the increased market  demand for  smaller  and lighter SLI  batteries  that  produce  adequate amounts  of  electrical  power,  we  developed  our  iQ  technology,  a  battery technology  that lowers the weight and  increases the  electrical  output of SLI batteries. The iQ technology has in turn given rise to other applications.

Employing the iQ Technology,  we have developed, are developing, or are involved in the development of the following products and product applications:

     o    "Smart" lead/acid  automotive starter battery (known as the Generation
          1 MagiQTM Battery);

     o    Generation 2 "Smart" lead/acid  automotive  starter battery with State of Health (SOH)/State of Charge (SOC) External Monitor Capabilities;

     o    PowerLyzer(R);

     o    Conceptual  Integration  of  the iQ  Technology  Platform  in 42  volt automotive electrical systems;

     o    DC-BUS Automotive Communication System;

     o    Battery Energy Management (BEM)(R);

     o    Smart Energy Management (SEM)(R);

     o    Load Separation Module (LTM) for ACTROS and SMART passenger car

     o    Software for Diagnosis and Data-Analysis

Our  portfolio  is targeted at different  market  segments as shown in the graph below:

Fig. 1 Relevant market segments for iQ Power product range

Specific  information  on our product  line and  on-going  projects can be found under the subheading, "Products and Technology" below.

Our primary  commercial value today rests in our iQ Technology,  the products we have developed out of it, and our  highly-qualified  engineering  and scientific research  and  development  personnel  team.  iQ  Germany  currently  employs 10 engineers and scientists in its Unterhaching and Chemnitz,  Germany offices on a full-time  basis,  whose  primary  focus  is  research  and  development.  These personnel  have  considerable  experience  with  the  development  of  starting, lighting and ignition ("SLI") battery systems and applications.  We believe that this  combination  of expertise  has  allowed,  and will  continue to allow,  iQ
Germany  to design  and  develop  battery  technologies  and  energy  management solutions that can be implemented in a timely and cost-effective manner.

In  addition  to  our  own  expertise,  we  have  developed  numerous  supplier, co-development,  and original equipment  manufacturer  relationships  within the
automotive  and   electronics   industry  with  such  parties  as  BASF,   Texas
Instruments,   E.  Schnapp  &  Co.,   YAMAR   Electronics,   Gigatronics,   ESG,
DaimlerChrysler, BMW, and Audi.

While our iQ Battery  technology  platform can be applied  across a  diversified spectrum of industries  and  applications,  ranging from  automotive  (including electric,  hybrid and fuel cell powered vehicles) to stationary  applications in telecommunications and standby power sources, we have chosen in light of our own expertise and financial  limitations to initially focus on the automotive market and specifically cars and trucks.

We have reached the stage where we must  commercially  market our  products.  We
have   targeted  two  products  for  market   penetration:   the  first  is  our
PowerLyzer(R)  for  which we  shipped  initial  products  in 2003 and  delivered engineering  services  in 2004.  The  second  is our core  Generation  1 MagiQTM
Battery. Management has spent a substantial amount of time over the past 2 years finalizing our supply chain, sourcing contract manufacturers,  and marketing our
Battery to potential Original Equipment Manufacturer (OEM) users.

The greatest  challenge we face is raising  sufficient capital on a timely basis to implement  commercial  production while maintaining our existing research and development  operations and the overhead  associated with those  operations.  To date,  we have  been  unable to  manufacture,  market  or sell our  products  in commercial  quantities  and we may  not be in a  position  to do so in the  near future.

Korean Joint Venture

In the Spring of 2004, we began  negotiations with a group of Korean businessmen led by Mr.  Tae Soo Lee to  develop  a  joint  venture  to  develop  and  market batteries  feature iQ Power  technology  in Korea.  We entered  into a series of agreements in  connection  with this  project,  including a consulting  services agreement  under which iQ Germany has agreed to provide  consulting  services to the joint venture  related to developing a facility in Korea to  manufacture  iQ products.  We anticipate  that fees paid to iQ Germany for  consulting  services will not exceed $150,000.

In addition to the consulting services  agreement,  we entered into an exclusive licensing  agreement  and option  agreement  under  which we  granted  the joint venture  partner an option to secure a license to  manufacture,  market and sell specified iQ products in a territory,  including  Korea,  for  consideration  of
$1,350,000.  As of June 27, 2005, we received approximately  $1,100,000 from the joint venture partner and expect to receive the balance of the upfront licensing fee prior to the end of 2005.

Under the terms of the Korean joint  venture  arrangement,  we are  obligated to supply the joint venture with the  technology and key  components,  including iQ chip sets, to manufacture iQ products. We expect to begin delivery of components at specified prices near the end of 2005.

We agreed to take a 40%  interest in the Korean joint  venture,  which cannot be diluted. In addition to the licensing fees and consulting fees, the Korean joint venture is obligated to pay iQ Power an initial  distribution of $2,000,000 from future income of the joint venture.

SLI Industry Background

We believe that the industry for starting, lighting and ignition (SLI) lead/acid batteries  is a  stable,  mature  industry  composed  of  a  limited  number  of aftermarket  resellers  and OEMs.  The SLI  market  covers  consumer-automotive, marine  and other  automotive  applications.  In 2003 the  world  SLI  lead/acid battery market generated revenues of approximately  $14.6 billion and, according to recent  research  by Frost &  Sullivan,  is  anticipated  to grow  almost 4.5 percent annually from 2003 to 2010. Such growth is expected to occur as a result of  marginal  increases  in unit  deliveries  combined  with a moderate  to high fluctuation in unit prices.  Moreover,  emerging  economies in the  Asia-Pacific region and parts of Europe are likely to fuel this growth over the next years.

Over 70% of the lead processed worldwide is used in the manufacture of lead/acid batteries.  The rapidly  rising price of lead on the  international  commodities markets  since  mid-2003  is putting  tremendous  pressure  on  battery  makers'
margins.  After all,  the cost of lead  accounts  for 85% of the price of an SLI battery.  Still, increased raw-materials costs cannot be automatically passed on to the customer - in this case the carmakers.  In terms of dollars,  lead prices have more than  doubled  from some $400 per ton in June 2003 to about $1,000 per ton in June 2005.  One cause is the strong  demand shown by the Chinese  economy and  automobile  industry  for raw  materials  and  lead,  including  for use in batteries.  On the other hand, this price increase is mitigated  somewhat by the lead/acid  battery's  95%  recycling  rate and the heavy use of  secondary  lead recovered from lead scrap.

It is the use of lead/acid  batteries in the  automotive  industry,  the largest single  market,  which  determines  the size of the  overall  lead/acid  battery market.  Some 180 million units were sold within this dominating market in 2000.
About 120 million  went to the  aftermarket  and another 60 million were used as original  equipment or OE (a 2:1 ratio).  Little change was observed  within the market segment of Europe,  the United States and Japan, the three comprising the most-important  automobile  sales  market,  due to their  high  level of  market saturation.  Today growth stems  primarily from emerging  markets such as China,
India, Iran, Russia and Brazil.

According to the OICA international  association of motor vehicle manufacturers,
58.3  million  starter  batteries  were used  worldwide  in the OE car and truck manufacturing industry in the year 2000 (The most important markets were Europe, the United  States and Japan with 19.2 million such  batteries in use in Europe,
20.1  million in the United  States and 10 million in Japan).  Another  some 120 million units were used in the OE-supplier  replacement-parts  market worldwide.
According to industry  organizations such as EUROBAT,  in the year 2000 the size of the market for replacement  starter  batteries was  approximately  47 million units in Europe and some 50 million in the United States.  For Europe (including countries such as Poland and Turkey) in 2003,  EUROBAT showed a total market for car batteries of 70.6 million units,  of which 19 million units were for factory equipment  and 51.6 million for the  aftermarket.  For 2007  EUROBAT  predicts a total  European  market volume of 77 million units with 21.4 million as original equipment and 55.7 as replacement parts.

The SLI battery market is a commodity  market.  New  competition  within the SLI battery industry and sweeping changes in the automotive  manufacturing  industry have  placed  increased  pressure  on SLI  battery  makers to  reduce  costs and increase the power and  efficiency of the batteries  they produce.  As a result,
the  SLI   lead/acid   battery   market  has   experienced  a  series  of  major
consolidations  across the industry over the past years, a trend we believe will continue.  Strains on profitability  due to increased  volatility in lead prices will be one of the challenges that the industry is likely to face in the future.
In  light  of  increasing  market  competition  and the  commoditization  of the battery,  some of the key issues for  sustaining  a profitable  venture  include factors  that  set the  sellers  apart in  terms  of its  product  (innovation), marketing activities and support functions.

Differentiation through Innovation and New Customer Demands

The industry  for  starter,  lighting  and  ignition  (SLI)  batteries  has been notorious  over  the past 30  years  for its  rather  minimal  level of  product innovation.

Conventional   lead/acid   batteries  are  extremely  sensitive  to  changes  in
temperature and  stoichiometric  ratio of the  electrolyte.  They are constantly losing output  capacity due to temperature  fluctuations,  acid  stratification, vibration  damage,  corrosion  and sulfation  inside the battery.  The impact of stratification  alone  can  reduce  a car  battery's  nominal  capacity  by 40%.
Breakdown  statistics  published by Germany's  ADAC, one of the largest and most influential  automobile  associations,  repeatedly  highlights the inadequacy of today's  battery  technology.  In  order  to  compensate  for  the  tendency  of conventional  lead/acid  batteries  to lose much of their output  capacity  over time,  conventional  battery  manufacturers  simply  build  larger  and  heavier batteries  with an increased  initial output  rating.  At the same time,  modern engine designs and the demand for better mileage has created demand for smaller, lighter batteries to ensure maximum fuel efficiency and economy.

We believe that the performance  capabilities of today's 12-volt  technology are far from exhausted and that the benefits of the innovative  technology developed by iQ Power will help give today's  lead/acid  battery a new and  exciting  life cycle.

We are  also  convinced  that  the  significance  of  electrical  energy  in the automobile  will soon  shift  from its  earlier  role of being a mere  auxiliary function to become an extremely important key function. The reasons for this can be found not only in the increased use of electronics and electrical features in motor  vehicles,  but also in the  recent  growing  importance  of  electrically operated active and passive safety features within the automobile.

As the power  requirements  of  automotive  electronics  continue  to  increase, automakers  are designing new vehicles  that require  higher-voltage  electrical systems  and in turn  larger  or  multiple  batteries.  These new  systems  will generally  require a 12-volt  battery for lighting  systems and other  low-power consumers and

a 36-volt  battery,  which is needed for the next generation of combined starter
motor/alternators  and  for  high-power-consumption   accessories  such  as  air
conditioning and electrical heating. Additionally, European OEMs are expected to include  high-voltage  electrical  systems (42 volts) in selected  luxury models over the next 10 years.

In  addition  to  higher-voltage   electrical  systems,  European  manufacturers
recently began  experimenting  with what are called "smart  batteries".  A smart
battery  is  a  battery  equipped  with   specialized   hardware  that  provides
software-managed  information  on the  calculated  present  state and  predicted future  state to its host.  A smart  battery  charger is a battery  charger that
regularly   communicates   with  a  smart   battery  and  adjusts  its  charging
characteristics  according to the information  the smart battery  provides it. A
May 2002 study by Mercer Management  Consulting estimates a unit demand of about
30  million  smart  batteries  for the OEM car  market in 2010.  However,  these estimates are not limited to just smart batteries (such as our MagiQTM  battery)
with  integrated  monitoring   technology,   but  also  include  batteries  with
intelligent  devices  (external  battery  monitors)  incorporated  in automobile on-board  networks.  Our iQ technologies  are engineered to be integrated into a wide variety of smart-battery applications.

We have  identified  the  following 10  macro-trends  within the  transportation industry to help us successfully position our company and its product lines:

     o    OEMs are concentrating more on downstream  activities resulting in the subsequent outsourcing of manufacturing and systems development

     o    OEMs are focused on reducing weight and fuel consumption

     o    The  growing  importance  of  vehicle  electrical/electronics  systems replacing mechanical systems

     o    An  unrelenting  increase in vehicle  electric  loads and the paradigm shift of electrical energy in the automobile becoming a key function

     o    Realization  of  the  need  for   vehicle-component   integration  and
          networking

     o    Converting the SLI battery into an electronic systems component

     o    A move toward x-by-wire and  drive-by-wire  systems based on a no-fail and uninterrupted energy supply

     o    42-volt  electrical  systems  to meet the needs of an  ever-increasing number of vehicle electric loads and consumers

     o    New   battery   technologies   such  as  NaS   (sodium/sulfur),   NiMh
          (nickel/metal    hydride),    Li-Ion    (lithium    ion)    and   LiPo
          (lithium-polymer)

     o    Alternative  power  concepts  associated  with hybrid and  natural-gas vehicles

We believe  that,  with our  technology  and product  portfolio,  we are ideally positioned to respond to the growing  customer  needs and well suited to quickly react to the changing demands of the market.

Products and Technology

The  iQ  technology   platform  and  battery   design  changes  are  not  simply
rearrangements of existing  components.  We believe that our proprietary designs and technology can be incorporated into alternative energy systems or as product bundles that encompass the following battery and battery-control products:

     o    Smart Battery Systems and Components;

     o    Automotive Power Control Products;

     o    Electric Vehicles Power Control Products;

     o    Battery Charger/Power Converter and Components;

     o    Traction, Marine and Aviation Power Control Products; and

     o    UPS, Stationary and Remote Power Control Products.

We intend to  vigorously  pursue the market  for our  products  for use in these applications  within  the  structure,  timing  and  financial  resources  of our business plan.

"Smart"lead/acid   automotive   starter  battery  (known  as  the  Generation  1
MagiQTMBattery)

How Our iQ Technology Works

Over time,  lead-acid batteries lose output capacity due to, among other things, temperature fluctuations and corrosion of internal lead plates. The iQ MagiQ(TM)
battery uses an insulated  case, an internal  microprocessor  and a battery acid anti-stratification device to minimize the loss of output capacity. As a result, the iQ battery requires fewer lead plates than a conventional  lead acid battery to deliver the required output capacity for a specific application.

Double-Walled Casing

Conventional lead-acid batteries are vulnerable to damage caused by temperatures above 50 degrees  Centigrade  (122 degrees  Fahrenheit)  and to loss of starting performance  when  temperatures  fall below  freezing  (0 degrees  Celsius or 32 degrees Fahrenheit). Some auto manufacturers have attempted to protect batteries from the high temperatures  found in the car's engine  compartment by installing the  batteries  in the rear of the vehicle.  Although  this  placement  protects batteries  from heat,  it requires the use of long,  thick cables to connect the battery to the engine.  The cables not only increase the weight of the car, they also produce  electrical  losses in cold  starting  conditions.  To offset these losses,  manufacturers  must use batteries with larger amounts of lead and acid, thus further increasing the total weight of the automobile.

To minimize  the loss of  performance  caused by  temperature  extremes,  we, in
cooperation  with  BASF,   Germany's  largest  chemical  company,   developed  a
double-walled  battery  case  made from a  polypropylene  foam  material  called
Neopolen(R),  a thermoplastic particle foam. When a battery is placed inside the
Neopolen case, it is protected against the extreme  temperature  fluctuations by the thermal insulation properties of the material.

In  addition,   Neopolen  has  mechanical   properties  which  lends  itself  to
integrating with battery  technology.  The cells of this ductile material remain intact under mechanical pressure and, after protracted compression, the material returns to its original shape.  We believe that the structural  stability of the
Neopolen  case  will  provide  additional  protection  to the  internal  battery components.

Energy Control System

Although  the  insulated  case of the iQ  battery  provides  protection  against extreme high  temperatures,  the insulated  case cannot protect the battery from extended low temperatures.  Temperatures below freezing  dramatically reduce the ability of a battery to start an  automobile  engine  and to be  recharged  by a running  car's  generator.  To  prevent  the loss of  performance  caused by low temperatures,  the iQ battery  incorporates an energy control system to maintain or re-establish optimal internal battery temperatures.

The  energy  control  system  consists  of a sensor  and  control  system and an internal heating  component.  The sensor and control unit is designed to measure and record a variety of internal and external factors, including:

     o    outside temperature;

     o    changes in outside temperature;

     o    inside temperatures;

     o    changes in inside temperature;

     o    the revolutions per minute at which the engine was cranked;

     o    the time of travel and the RPMs during travel;

     o    Battery voltage; Battery zero voltage and powernet voltage; and

     o    changes in voltage.

Using this  information,  the energy control system  determines when the heating component must be activated and the amount of power that may be used to maintain optimum internal battery  temperature  without draining the battery to the point that damage occurs. We anticipate that in the future, automobiles will have real time electronic  information  displays linked to the vehicle's on-board computer system to provide  the driver  information  relating to battery  charge  levels, electrical outputs, temperature and other information.

We have completed the production design of the integrated circuits necessary for the internal sensor and control unit.

The Anti-Stratification Component

Acid  stratification is a less well-known,  but significant  problem  associated with lead-acid  batteries.  Lead-acid  batteries  utilize a mixture of sulphuric acid and distilled  water as  electrolyte.  Because the density of water is less than that of sulphuric  acid, over time gravity causes the acid and the water to separate.  When this  separation  occurs,  the battery is not able to produce or store  electric  power in the upper parts of the  internal  lead plates that are surrounded by acid of lower (or: too low)  concentration.  In addition,  if pure sulphuric  acid  becomes  concentrated  in the lower parts of the  battery,  the highly  corrosive  effects  of the acid  tend to  override  the  electrochemical process in the lower parts of the internal lead plates.

The problems  caused by acid  stratification  can be alleviated by  continuously mixing the acid and water.  In the past,  manufacturers  have  sought to address this problem with acid pumps and other methods,  but their efforts have not been successfully  adapted  for  commercial  application  in the  automotive  starter battery market.

Instead of using  moving parts or pumps,  the iQ  technology  uses  hydrodynamic principles  to  facilitate  continuous  mixing  of the  sulphuric  acid  and the distilled  water inside the battery without using moving parts. A simple plastic baffle is  integrated  into  each cell of the  battery  (see Fig.  2).  When the vehicle is moving, e.g.,  accelerating or braking, the inertial energy acts with the baffle to produce  internal fluid pressure that causes the sulphuric acid at the  bottom of the  battery  to  travel  through  a  corridor  to the top of the battery.  Specially  designed  "gating"  mechanisms  inhibit the reversal of the fluid flow.  In addition,  when the vehicle is not moving,  the internal  baffle system acts as a hydrodynamic pump that moves fluid to the top of the battery in response to the battery's internal heating element.

Fig. 2
A: Car at standstill. Electrolyte shows stratification within standard lead acid battery
B: Car braking. Due to negative acceleration, the electrolyte forms a wave on top. The water is still dominating within that wave, the acid remains at the bottom.
C: same situation as in B, but the iQ component forces the surface on top to the bottom and presses the electrolyte from the bottom to the surface. No stratification remaining.

The Communication Device

Until recently, data transmission in automobile electrical systems used separate data cable and connector systems. YAMAR Electronics has patented technology that permits  information  and  data  to be  accumulated  in the  microprocessor  and transmitted  over DC lines.  This  technology has  successfully  been tested and evaluated  by BMW,  other OEMs,  and Tier 1  suppliers.  We have  entered into a collaborative  agreement  with YAMAR to develop  solutions  using their patented technologies in our iQ Battery  exclusively for battery  applications.  In 2000,
our  company  was  asked  to  form  a  consortium   consisting   of   automobile
manufacturers  and suppliers in order to standardize this technology.  From 2000 to 2003,  we actively led a consortium  with the  participation  of, among other manufacturers,  BMW,  AUDI,  RENAULT,  PSA and  Infineon.  A  final  cooperation agreement  between the parties was never reached.  We are now  concentrating  on developing  a  technology  platform  in a  bilateral  approach  with  individual carmakers and suppliers.

We believe that the YAMAR  technology can be developed into a solution that will permit  information  such as the state of charge ("SOC") and the state of health
("SOH")  of a battery  and other  electrical  systems to be  transferred  to the on-board computer or separate status  indicators.  We believe that an integrated solution can be designed to avoid  potential  wiring and connector  problems and reduce the costs related to wiring and connector installations.

We are collaborating  with YAMAR to develop an ASIC solution using this patented technology.  As of the filing date of this  Annual  Report,  we have  managed to built functioning printed circuit boards for this system. Samples have been sold in small  quantities for tests to various  customers,  such as  DaimlerChrysler,
Airbus Industries, and the German Rail (Project LEILA). All products have passed the tests and could meet or exceed  customers  expectations.  As a result of the tests,  we and YAMAR have been invited to participate in the SPARC project under the lead of DaimlerChrysler and are collaborating in this project since 2004.

In the scope of this project,  up to eight (8) MagiQ(TM)  batteries  communicate via powerline with their  SEM-controllers.  Up to four of these  SEM-controllers will  be used in the  truck/trailer  configuration.  For  small  passenger  cars application, two MagiQ(TM) batteries and two SEM-controllers will be linked.

Performance  Specifications  and Test  Results  - iQ Smart  Battery  - Our First
Generation "MagiQTM" battery

The outer  dimensions of the current iQ battery,  the "MagiQ(TM)"  battery,  are identical to a  conventional  12 Volt lead acid  battery in order to  facilitate ease of replacement in existing vehicles. In addition,  the dimensions and shape of the MagiQ(TM)  battery's  terminals  are  identical to those of  conventional batteries.  Our  battery,  however,  accepts  charges at a much higher rate than conventional  batteries.  As a  result,  the  MagiQ(TM)  battery,  as  currently developed,  requires less amp output to deliver the same  performance over time, requires fewer lead plates and weighs  approximately  40% less than conventional batteries.

Quality Management and Control

All developments were carried out in accordance with the ISO 9000 standards. The certificates  on ISO  9001 and VDA  6.2,  the  German  automotive  standard  for suppliers,  were  awarded to iQ Battery in  November,  2000.  In March 2002,  iQ
Battery was awarded certificates on ISO 9001:2000 and VDA 6.2 and VDA 6.1. These certificates permit iQ Battery to qualify as a supplier to certain manufacturers in the automotive industry.

In 1996, we successfully  completed  independent,  third party safety testing of the iQ battery in Germany (TUV Rheinland  Product  Safety GmbH,  test report no.
E-9613191E-01).  We are not aware of any safety issues related to the iQ battery that are not also applicable to standard automotive batteries.

iQ Smart Battery -- Second Generation Development

The second  generation of our  MagiQ(TM)  Battery  builds upon the  technologies developed  for our MagiQTM  battery.  Subsequent  to December 31, 2004, we built first production samples of the  second-generation iQ Smart Battery,  capable of transmitting the internally computed data on the battery's state of charge (SOC)
and  state  of  health  (SOH)  to any  on-board  car  computer  using  powerline communication and DC-BUS technology or any other standard communication. We have also  completed  this design to display the actual  state of charge and state of health  information  on a  separate  display.  We  anticipate  that this type of communication  technology will be incorporated into production  automobiles over the next decade.  In  addition,  we intend to develop the second  generation  iQ
Smart  Battery  so that a  simple  plug-in-display  would be able to  display  a battery's state of charge and state of health to the driver or host system.

Working  demonstrators  of this  technology are already being  installed in test vehicles operated by both the Company and third parties.

PowerLyzer(R)

Based on our core  technology,  we have developed and produced a measurement and diagnostic device capable of analyzing the quiescent current in the automobile's electrical  system, to reveal any variances and precisely  identify the cause of any  anomalies.  In fiscal 2003, we commenced  marketing the  PowerLyzer(R).  In order to implement additional functionality, we responded to our customer wishes and increased the functionality of the product.  Subsequent to this report,  the generation II is under development.  The new product will have increased memory, using standard chip cards.  This will increase the time for  measurements  up to several weeks. Secondly,  the PowerLyzer II gets an additional  trigger-input to have specific CAN-messages monitored that were recorded during standstill of the car. We expect first shipments to take place in the second half of 2005.

36-Volt Smart Battery

The automotive  industry had initiated plans to move from a 14-Volt to a 42-Volt standard.  The 14-Volt  generator and powernet Voltage is the current  standard,
i.e., the amount of Voltage from the alternator needed to keep a 12-Volt battery charged (while 42-Volts would charge a 36-Volt battery). It was anticipated that a 42-Volt system will enable engineers to provide higher power with less current and consequently shrink wires to save cost and weight.

Initial  OEM  production  of 42-Volt  vehicles  has been  delayed  and it is not anticipated  that  42-Volt  solutions  will be  integrated  in new models in the
foreseeable  future.  In  the  past,  we  had  dedicated   significant  research
activities to developing  products to meet this demand, but reduced our research in light of this development.

We designed a second generation 36-Volt Smart Battery and battery-control system that we believe will enable  automakers to easily transition to the more complex
14/42-Volt  vehicle  architectures.  We  believe  that our  innovative  approach integrates  components to improve efficiency,  fuel economy and reduce emissions while supporting increased vehicle content and features. Based on the results of our  development in this field, we believe we are prepared to quickly respond to possible  renewed  customer  demand for the  42-Volt  technology  once it should manifest.

Intelligent Automotive Power Train: X-by-Wire

DaimlerChrysler's  Business Unit, "Truck Product Creation"  (TPC/MMA) and, among other participants,  our Company filed a joint research project application with the  European  Union--5th  Framework  Programxiv  to develop  energy  management
solutions  for  an  intelligent  power  train.  The  Powertrain   Equipped  with
Intelligent  Technology  project (PEIT) was launched during the third quarter of
2001. We were responsible for the complete  electrical energy management system, including work on the system  architecture.  Other  participants in this project include Knorr Bremse, Diehl Avionic Systeme and Continental AG. The goal of this program has been to utilize a complete  X-by-wire concept in which a vehicle can be safely  controlled by digital signals.  The concept requires an uninterrupted power  supply  and  intelligent  energy  management  between  redundant  battery systems.  A key  pre-requisite  for X-by-wire is  redundancy in  safety-critical areas  such as  energy  supply  and  data  communication,  for  which  we  could demonstrate the iQ technology  platform was ideally suited. One vehicle has been integrated  into a fixed test,  with full  functionality  to emulate  drives and another  vehicle for street tests was built.  We delivered  our smart  batteries equipped with the iQ modules and an additional load  separation  module for data recording and storage for this research  project.  In 2003, we finalized  design specifications for an energy managing unit

(SEM-Controller)   for  the  project  and  delivered  the  unit  for  successful installation  in 2004.  In September  2004,  the project  PEIT was  successfully completed  with a  public  demonstration  to the  European  Community  officers, functioning  as the customer,  partners and invited  guests from the  automotive industry.

Fig. 3 PEIT Truck in Action, Boxberg Testing Facility September 27, 2004

The braking,  steering and all other functions of this Actros truck are operated exclusively with  electrically  generated  power,  controlled and distributed by
iQ's SEM (TM)Smart Energy Manager (left part).

We  participate  in a second  program  called Secure  Propulsion  using Advanced
Redundant Control (SPARC) with an objective to develop scalable architecture and solutions for passenger cars and heavy trucks. Our role is to provide the system architecture and components for safe electrical energy supply. The SPARC program was officially  launched in January 2004 and is funded by the European Community with 6.5 million EURO under the FP6 framework.  About  twenty-five  (25) project
partners  are  participating  in  the  project,  including  Continental,   FIAT,
Magna-Steyr, Siemens VDO, Freescale, Motorola, Haldex, SKF and others.

We believe that the X-by-wire  steering  system offers the advantages of greater driving  safety,  since  supporting  systems  (such  as  steering,  braking  and transmission  functions) are optimally networked to improve handling in critical situations.  The  introduction  of the  intelligent  powertrain  is  expected to decrease the number of traffic accidents attributable to driver error.

iQ Systems Integration

Our smart  energy  management  (SEM)  technology  is  designed  to  combine  the
necessary   supporting   components   for  a  turnkey   solution  that  supports
next-generation  onboard networks in tomorrow's cars,  create new  opportunities for alternative systems such as hybrid or zero-emission  vehicles and industrial applications.  SEM is  designed  to  provide  failsafe  energy  and will - where necessary - be designed redundantly for safety.  Among other features,  SEM will provide  reliable  warning levels to  onboard-systems,  maintenance crew and the driver. We have developed two capstone products, namely the SEM-

Smart Energy  Manager(R) and the BEM-Battery  Energy  Manager(R) that we believe will play an important role bridging the complex  technology of next  generation power systems.

BEM -- Battery Energy Manager(R)

The BEM-Battery Energy Manager(R) is capable of managing  intelligence and power between iQ batteries.  Specifically, the BEM-Battery Energy Manager(R) optimizes and allocates  battery power reserves based on their individual  status. As part of an energy  management  system,  the  BEM-Battery  Energy  Manager(R)  has the following functions:

     o    Adjust for differing energy potentials between iQ batteries.

     o    Transfer  the  SOC and SOH of each  battery  to the  SEM-Smart  Energy
          Manager(R)  or directly to an onboard  computer or driver  information system.  This data  transfer  takes  place  over the DC-Bus or CAN-Bus interface.

     o    Intra-battery charging and balance control.

     o    Protects the power needed to start the car,  even if the lights or any other accessories are left on.

The BEM-Battery Energy Manager(R) can also be used as an immobilizing  system to help  prevent  a vehicle  from  being  stolen.  Certain  functionalities  of the
BEM-Battery  Energy  Manager(R) have been  implemented in the deliveries made to
DaimlerChrysler under the PEIT and SPARC-projects (see above).

SEM -- Smart Energy Manager(R)

The SEM-Smart  Energy  Manager(R) acts as the "traffic  police" within the power system. While the BEM-Battery Energy Manager(R) is capable of only intra-battery management,  the SEM-Smart  Energy  Manager(R) can distribute  different  energy sources and energy loads.  With the advent of fuel cells,  recuperative  braking and other emerging  energy  sources it will be necessary to introduce  automated power  management into these systems.  The SEM-Smart Energy  Manager(R)  decides which  source  should  be  used  for  charging  and  to  which  load  energy  is distributed.  It can cut-off loads and prioritize the supply of loads  following the safety over  comfort-principle.  These and additional  functionalities  have been

implemented  in the  designs  realized  and  delivered  under the  PEIT-project.
Further improvements are taking place under the SPARC -project.

Fig. 4 Save Energy Systems Architecture of iQ Power for the Projects PEIT and SPARC.

iQ Power's Contributions. We have contributed the following to the project:

     o    Systems architecture

     o    FMEA

     o    Intelligent Batteries with iQ Technology

     o    LTM  box  including  the  functions  of  the  Battery  Energy  Manager
          (BEM(TM)) and Smart Energy Manager (SEM(TM))

     o    Off-line SEM(TM) Diagnostics

     o    Software routines in the Powertrain controllers

Energy Management Software

The software that has been  developed by iQ includes  embedded  software for the controllers  used in the SEM, BEM and MagiQ products.  This software can also be programmed to run in PC  environments,  e.g. data analysis and graphic  plotting for the data collected by the PowerLyzer and MagiQ products.  Specific  Software routines have been programmed to run in the Electrical  Control Units (ECU's) of
the partner  firms  responsible  for the  overall  truck and the  passenger  car management (e.g. DaimlerChrysler in the projects PEIT and SPARC).

Industry Relationships

We developed the following relationships in 2004:

DaimlerChrysler

In 2003 we began  participating  in another  joint filing of a research  project
under  the   European   6th   Framework   program,   again  under  the  lead  of
DaimlerChrysler.   The  project  is  called  Secure  Propulsion  using  Advanced
Redundant Control (SPARC). In 2004, the SPARC-project was successfully  launched and we have been developing, testing and implementing all Hardware, Software and documentation  in time and  fulfilling  or exceeding  project  requirements  and management expectations. During the Year 2004 we received subsidies amounting to
$140,000,  of which $70,000 are still an advance for future efforts.  Subsequent to this report,  our project cost claims have been audited by our auditors,  and our project cost  reporting has been  confirmed as being in  compliance  with EU reporting regulations.

BMW

In 2004 we received additional orders for the PowerLyzer(R),  to be installed in the E-65 (7 series) model and other models,  and related  services to adjust the product to the customer's needs.

To date,  neither  DaimlerChrysler  nor BMW have  committed  to  incorporate  iQ technology  into  any of  their  commercially  available  automobiles  or  other products.

ESG

During  September  2004,  ESG  Elektroniksysteme-  und  Logistik  GmbH,  one  of
Germany's  biggest  service  providers  and iQ Germany  signed an  agreement  to cooperate in the field of energy  management in automobiles and system solutions for the no-fail supply of electrical energy in vehicle power systems.

Competition

Competition  in the  battery  and  electronics  industry  is, and is expected to remain,  intense.  Our  competitors  range from early stage  companies  to major domestic and  international  companies.  Many of these companies have financial, technical,  marketing, sales, manufacturing,  distribution,  and other resources significantly greater than ours. In addition,  many of these companies have name
recognition,   established   positions   in  the   market,   and   long-standing
relationships  with  OEMs  and  other  customers.   Our  competitors  are  doing
significant   development   work   on   various   battery   systems   (including
electrochemistries  such as NiCd,  NiMH and lithium),  with  significant  effort focused on achieving higher energy densities, lower maintenance, lighter weight, longer energy retention and lower cost batteries.  We cannot assure you that one or more new,  higher power battery  technologies  will not be  introduced  which could be directly compete with or be superior to the iQ technology.

We believe that our primary competitors are existing suppliers of automotive and lead-acid  batteries.  Exide Corporation,  Johnson Controls Inc., and Delphi are
the primary  suppliers of car batteries in North America,  followed by East Penn
Battery  and  Douglas  Battery.  Exide  Corporation,  VB  Autobatterie  GmbH  (a
subsidiary of Johnson  Controls Group),  Hawker  Batteries,  Fiamm,  Hoppecke (a
subsidiary  of  Johnson  Controls  Group),  Yuasa,  Autosil  and Delco  Remy (as
recently  announced  a  subsidiary  of Johnson  Controls  Group) are the primary suppliers of car batteries in Europe.  All of these companies are very large and have substantial  resources and market presence.  Many are vertically integrated and  produce  the core  components  for  their  batteries  from raw or  recycled materials, reducing the unit cost of manufacturing. These companies have pursued and implemented aggressive production and

manufacturing  strategies that have led to substantial competitive advantages in the areas of production  efficiencies and integrated  distribution and inventory management  systems.  We expect that we will compete in targeted market segments on the basis of  performance,  reliability,  ease of  recycling,  and  increased battery life. We cannot assure you that we will be able to compete  successfully against these companies in any of the targeted market segments.

We may also develop  products to compete in market  segments  including  standby power,  small  batteries  for  engine  starting,  and  medical  and  electronics applications.  We expect  that our primary  competition  in the market for small lead acid batteries used in non-automotive  applications  include:  Yuasa, Exide
Corporation,  Matsushita,  Hawker,  CSB Battery of America Corp. and GS Battery.
These companies are large and have substantial resources and market presence. We cannot  assure  you  that  we  will be  able  to  compete  successfully  against traditional lead acid batteries in any of the targeted applications.

The market for  batteries,  and the  evolution  of battery  technology,  is very dynamic.  Other  companies  are  devoting  significant  resources  to  improving existing battery technologies and developing new battery technologies. We cannot assure you that we will be able to compete  effectively in any of their targeted market segments.

Intellectual Property Rights

Our success is  dependent  on our ability to protect our  intellectual  property rights.  We rely  principally  on a combination of copyright,  trademark,  trade
secret  and  patent  laws,   non-disclosure  agreements  and  other  contractual
provisions to establish and maintain our proprietary rights.

In December,  2004, we have transferred all of our intellectual  property rights that were held by iQ Germany,  to our newly founded Swiss  subsidiary,  iQ POWER
Licensing AG.

In this entity we actually hold the following:

     12 patents and 7 patent  applications  for 9 strategic  countries like USA,
     Germany, Brazil, Japan, Canada, France, Great Britain, Italy, Spain.

     3 patents have been awarded to us during 2004, 2 in Germany, 1 in USA.

Of the 3 patents we hold in the USA, the first is to expire in 2012 and of the 4 patents we hold in Germany, the first is to expire in 2018.

Of the 7 applications 3 are based on patents  already  awarded to us,  therefore our  management  believes  that we will get these  approved as well,  however we cannot  predict the time it will take.  The time  between  filing a patent and a patent being approved varies  substantially  and could last several years. It is beyond our influence to have that process accelerated or predetermined.

The  patents  cover  specific iQ  components,  energy  management  technologies, battery diagnostics and applications for intelligent batteries.  All patents and applications are related to each other. They are stacked in time and distributed to several countries.

Currently, we have an additional 14 applications being prepared.

iQ Germany  acquired  patents and  know-how  improving  the current  output of a chargeable  battery at low outside  temperatures and the registered  design "iQ"
based on a contract dated March 15, 1995 from two shareholders,  one of which is a director and CEO of iQ Power and the other is a family member and a former  officer of the company.  The  intangibles  purchased  relate to a German patent,  an international  patent  application as well as the registered  design
"iQ". iQ Power and the shareholders  agreed that the shareholders  would receive approximately  $257,000 (DM  400,000;  approximately  EUR  205,000)  from future income.  We satisfied these payment  obligations in the third quarter of 2004 by issuing 200,000 shares and making a cash payment  totaling $30,900 (EUR 25,330).
Our CEO received $10,300 (EUR 8,333) in cash and 50,000 shares valued at $0.40.

As part of our confidentiality procedures, we generally enter into nondisclosure and  confidentiality  agreements  with each of our key  employees,  consultants, distributors and corporate  partners and limit access to and distribution of our technology,  documentation and other proprietary information.  In particular, we have entered into  non-disclosure  agreements with each of our key employees and strategic partners. The terms of the employee non-disclosure  agreements include provisions requiring assignment to iQ Germany of employee inventions.  There can be no assurance  that our efforts to protect our  intellectual  property  rights will be  successful.  Despite our efforts to protect our  intellectual  property rights, unauthorized third parties, including competitors, may from time to time copy or reverse engineer  portions of the iQ technology and use such information to create competitive products.

Policing the unauthorized  use of the iQ technology is difficult,  and, while we are unable to determine the extent to which piracy of the iQ technology  exists, such piracy can be expected to be a persistent problem. In addition, the laws of some  countries in which the iQ  technology is or may be licensed do not protect our products and intellectual  property rights to the same extent as do the laws of the United States. As a result,  sales of products based on the iQ technology in such  countries  may  increase the  likelihood  that iQ  technology  might be infringed upon by unauthorized third parties.

It is possible that the scope,  validity, and enforceability of our intellectual property  rights could be challenged by  competitors  or other  parties.  We are currently in the process of recording our  interests in the iQ  technology  with relevant authorities in applicable jurisdictions. The results of such challenges before  administrative  bodies or courts  depend on many factors which cannot be accurately assessed at this time.  Unfavorable  decisions by such administrative bodies or courts  could  have a  negative  impact on our  intellectual  property rights.  Any such  challenges,  whether  with or  without  merit,  could be time consuming, result in costly litigation and diversion of resources, cause product shipment  delays or require us to enter into  royalty or  licensing  agreements.
Such royalty or licensing agreements, if required, may not be available on terms acceptable  to us or at all.  In the  event of a claim of  product  infringement against us and our  failure or  inability  to license the  infringed  or similar technology,  our business,  operating  results and financial  condition could be materially adversely affected.

Our subsidiary,  iQ Power Deutschland GmbH, has registered the trademark "iQ" in
Germany (No. 2061981) in 1994.

Our mark (red circle logo) has been  registered in Germany since 1998.  The same figurative  trademark  has been  registered as a CTM  (European  Trademark)  No.
001195759 by iQ Power Germany in 2000. The trademark is also registered in Japan
(2002),  Canada  (1999) and USA (2003).  Subsequent  to December 31,  2004,  our
subsidiary applied for international registration of this trademark in China and
The Republic of Korea.

The trademark  "MagiQ" was filed by iQ Power Germany in 2001 in Germany.  It has been registered in 2002. iQ Power Germany filed two international  registrations based on this trademark for China and The Republic of Korea.  Both  applications are pending.

The CTM application No.  002594893  "MagiQ" was transferred to us. An opposition filed by Leodata S.L.  based on the trademark  "MEDIA MAGIC" was rejected in its entirety,  effective February 28, 2005.

An application  of the trademark  "MagiQ" has been filed in the USA in 2002, and registered in 2004.

The  trademarks:   "BEM  Battery  Energy   Management"  and  "SEM  Smart  Energy
Management"  were filed in several  classes in  Germany,  in 2000,  with the BEM trademark being registered in 2001, and SEM in 2000, respectively.

We have filed the "PowerLyzer"  trademark in several  countries.  In Germany the trademark  was  registered  in 2004.  In  2004,  iQ Power  Germany  applied  for international registrations in France, United Kingdom, Italy and Sweden.

In 2004, we assigned all our trademarks to iQ Power Licensing AG. All trademarks will be available for use by our subsidiaries.

Subsequent  to  this  report,  we -  through  iQ  Germany  -  have  applied  for registration of a European community  trademark ("CTM"),  "iQ Power" (new logo).
We expect this application No. 004193181 to be registered soon.

Environmental Matters

We currently  contract with  third-parties for the manufacture of our iQ battery prototypes.  We  currently do not incur any  significant  direct cost related to environmental compliance matters.

A.   Organizational Structure.

The following  table sets forth the name of each  significant  subsidiary of the
Company,  the  jurisdiction  of its  incorporation  and the  direct or  indirect percentage ownership by the Company of such subsidiary.

----------------------------------------------------------------------------------------
         Name of                        Date of        Jurisdiction of       Percentage
       Subsidiary                    Incorporation     Incorporation        Ownership(1)
----------------------------------------------------------------------------------------
iQ Power Deutschland GmbH           October 10, 1991   Germany                  100%
iQ Power Licensing AG               October 07, 2004   Switzerland              100%

B.   Property, Plants and Equipment.

iQ Germany  occupies  approximately  528 square meters of leased office space at
its  headquarters  in  Unterhaching,   Germany  for  its  product   development,
marketing,  support and  administration  operations.  iQ Germany  also  occupies approximately 509 square meters of leased office space in Chemnitz, Germany. The
Unterhaching lease terminates on February 28, 2007 and the Chemnitz lease may be terminated on the giving of six months' notice. We retained a management company to maintain a Canadian  office presence for us in Vancouver,  British  Columbia,
Canada,  on a month-to-month  basis. This contract was terminated as of November
9, 2004.

The Company entered into a lease agreement on June 01, 2005, for office space in
Zug, Switzerland;  occupying approximately 243 square meters. The monthly rental expense is  approximately  $5,200 (CHF 6,600),  and it will terminate on May 31,
2010.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Management's Discussion and Analysis

Certain   statements  and  information   contained  in  this  Report  constitute
forward-looking  statements  within the meaning of Section 21E of the Securities
Exchange Act of 1934. Such forward-looking  statements involve known and unknown risks,  uncertainties  and other  factors  that may cause  the  actual  results, performance  or  achievement of the Company,  or  developments  in the Company's industry,  to differ  materially  from the anticipated  results,  performance or achievements  expressed  or implied  by such  forward-looking  statements.  Such factors include, but are not limited to: the Company's limited operating history and history of losses,  the Company's relative  concentration of customers,  the risks related to the Company's  ability to commercialize  its technology,  risks associated  with changes in market  demand for the Company's  technology,  risks involving the management of growth and integration of acquisitions, competition, product  development  risks and risks of  technological  change,  dependence  on third-party  marketing  relationships  and suppliers,  the Company's  ability to protect its intellectual  property rights and the other risks and  uncertainties detailed in the Company's Securities and Exchange Commission filings.

Overview

The Company was  organized in 1991 to develop and  commercialize  batteries  and electric  power  technology for the  automotive  industry and other  industries.
Since  that  date,  it has  been  engaged  primarily  in  research  and  product development  efforts.  Its  primary  product  is a  "smart"  automotive  starter battery,  which  combines  several  proprietary  features  designed  to optimize automotive starter battery efficiency.

The Company is an early stage  company  and its  principal  activity to date has been research and development.  The Company has derived only small revenues from operations  at  balance  sheet  date.  The  Company  initially  planned to begin commercial  production  of its  MagiQTM  battery  as early as  2003.  See  "Risk
Factors." The Company experienced delays due to quality  fluctuations in certain outsourced  parts. In 2003, the Company  successfully  produced  several hundred products that met the specified  quality.  Nonetheless,  the Company  decided to restructure  its  supplier  base  and  is  currently  evaluating  and  assessing potential future  suppliers.  This has also encouraged  management to pursue the task to build or acquire own production facilities. The Company will be required to raise  additional  capital for  working  capital  purposes  and to fund their independent  production  capacities until  sufficient  revenues can be generated from the sales of the  MagiQTM  battery  or  licensing  of the  technology.  The
Company has targeted  revenues from the sale of licenses of its technology,  its
MagiQTM batteries,  its PowerLyzer(R)  product and related services beginning in
2004.  Assuming  adequate  financing is available to commercialize the Company's products,  the Company will engage in setting up production  facilities,  expand their  marketing  force and  ultimately  accept  orders,  once  delivery  can be assured. See "Need for Additional Capital," below.

The Company has entered into service and cooperation  agreements with automotive suppliers.  The Company has entered into a licensing  agreements with a licensee in Korea and is in negotiations with potential licensees for additional licensed territories.  The Company  expects to  generate  additional  revenues  from such agreements.  The Company entered into a cooperation and framework agreement with
Gigatronik,  a German automotive  supplier,  as well as a cooperation  agreement with ESG, a German system supplier for the defense and automotive industry,  for the joint  development and marketing of the Company's  products,  technology and know-how.  The Company also entered into a memorandum of understanding  with the
Dutch  TNO  group  regarding  joint  development  and  marketing,   as  well  as
homologation  of  iQ's   technology  for  the  automotive   industry  and  other
industries.

The  Company  has  incurred  substantial  losses  to date,  and  there can be no assurance that the Company will attain any particular  level of revenues or that the Company will achieve profitability.

Further  to  above,  the  Company  entered  into  an  agreement   regarding  the
development   of   X-by-wire   vehicles   under  a  European   program  lead  by
DaimlerChrysler  Group. Under this project the Company is solely responsible for design and development of save electrical  power supplies.  The Company received advances from the European Community, through the program lead, in the amount of
$130,000 of which  approximately  $65,000 were already  earned during the fiscal year 2004.

The Company  believes that its historic  spending  levels are not  indicative of future  spending  levels  because  it is in a period  in which it will  increase spending on product  research  and  development,  marketing,  staffing and other general  operating  expenses.  For  these  reasons,  the  Company  believes  its expenses,  losses,  and deficit  accumulated  during the development  stage will increase significantly before it generates material revenues.

The Company's accounting for stock options is significant because the effect the compensation  expense has on the Company's  results.  As the Company begins mass production  of its product in the future and begins to earn  revenue on sales of products and services,  the compensation  expense  associated with the Company's stock  options will have a significant  effect on its ability to incur  positive net results.

Prior to June 18, 1999,  our financial  statements  and those of iQ Germany were presented as separate and distinct, as the former shareholders of iQ Germany had a put option to enable  them to reverse the August 25,  1998  transaction.  That option  terminated  on June 18, 1999,  when we raised in excess of $3,000,000 by equity financing. See "Liquidity and Capital Resources" below.

After June 17, 1999,  all financial  information  is reported on a  consolidated basis. Any of our financial  information used for comparative  purposes prior to
June 18, 1999, is financial  information of iQ Germany only. All amounts are set forth in U.S. dollars unless provided otherwise.

Critical Accounting Policies

Financial   Reporting  Release  (FRR)  No.  60,   "Cautionary  Advice  Regarding
Disclosure  About  Critical  Accounting  Policies,"  requires  all  companies to include a  discussion  of critical  accounting  policies or methods  used in the preparation  of  financial  statements.  The  discussion  and  analysis  of  the
Company's  financial  condition  and  results of  operations  are based upon its consolidated  financial statements,  which have been prepared in accordance with accounting  principles  generally accepted in the United States. The preparation of these  financial  statements  requires  the  Company  to make  estimates  and judgments that affect the reported  amount of assets and  liabilities,  revenues and expenses, and related disclosure of contingent assets and liabilities at the date of its financial statements.  Actual results my differ from these estimates under  different  assumptions  or  conditions.  Note  3  of  the  Notes  to  the
Consolidated   Financial  Statements  includes  a  summary  of  the  significant accounting  policies  and  methods  used  in the  preparation  of the  Company's
Consolidated Financial Statements.

Critical  accounting  policies  are  defined  as those  that are  reflective  of significant  judgments and  uncertainties,  and potentially result in materially different  results under different  assumptions  and conditions.  The accounting policy  which  the  Company  believes  are the  most  critical  to aid in  fully understanding and evaluating our reported  financial results include stock based compensation.

The Company's financial statements are presented on a going concern basis, which assumes that the Company will  continue to realize its assets and  discharge its liabilities in the normal course of operations.

If future  financing  is  unavailable,  the  Company may not be able to meet its ongoing  obligations,  in which  case the  realizable  value of its  assets  may decline materially from current estimates.

The Company made a valuation  allowance of $315,000  related to certain advances related to a proposed asset  acquisition and the letter of intent related to the acquisition  of these  assets has  expired.  The Company  wrote off  $540,000 in connection with these advances (including $75,000 in 2003 and $150,000 in 2002).
In addition,  the Company recorded $96,000 related to a balance originating from deposit payments made in connection with the planned  acquisition of assets from a  battery  manufacturing  facility.  These  assets  will be  used  by a  former prospective  venture  partner,  who will  eventually  acquire  these  assets and reimburse  these advances to the Company.  Management  still believes it will be able to recover the $96,000 from one of the investment partners,  either in cash or in  stock  of  that  company.  The  company  reclassified  the  $96,000  into non-current  deposits  because of the probability to collect this deposit before
December 31, 2005.

The  Company's  current  activities  result in  transactions  denominated  in US
Dollars,  Euros,  Swiss Francs and Canadian Dollars.  The Company has determined that the United States Dollar is the appropriate currency for reporting purposes and is the  functional  currency  for  iQ  Power  till  its  continuation  on to
Switzerland  on  November  10,  2004.  From  that  day  onwards  the Euro is the functional  currency of iQ Power AG and its  subsidiary  iQ Power  Licensing AG.
Transaction  amounts  denominated in foreign  currencies are translated  into US dollars at exchange rates prevailing at the transaction  dates.  Carrying values of non-US dollar assets and  liabilities are adjusted at each balance sheet date to reflect the exchange rate  prevailing at that date.  Gains and losses arising
from   adjustment  of  foreign  assets  and  liabilities  are  included  in  the consolidated  statement of loss and comprehensive  loss. The functional currency of iQ  Germany  is also the Euro.  Assets  and  liabilities  of iQ  Germany  are translated into their US dollar equivalents at the rate of exchange in effect at the balance  sheet date.  Revenues and expenses  are  translated  at the average exchange  rate for the  reporting  period.  The US dollar  effect  arising  from translation  of the  financial  statements  at  changing  rates is recorded as a separate component of comprehensive income (loss).

SFAS No. 123,  issued in October 1995,  requires the use of the fair value based method of accounting for stock options. Under this method,  compensation cost is measured  at the  vesting  date at the fair value of the  options  vested and is recognized over the exercise period. During the year ended December 31, 2002 and
2001,  the  Company  issued  options to  individuals  other than  employees  and directors,  which under SFAS No. 123 are recognized as share-based  compensation ratably over the vesting period.  SFAS No. 123,  however,  allows the Company to continue to measure the compensation cost of employee and director related stock options in accordance  with APB 25. The Company has adopted the  disclosure-only provision  of  SFAS  No.  123 and  SFAS  No.  148,  accounting  for  Stock-Based
Compensation  -- Transition and Disclosure -- an Amendment of FASB Statement No.
123.

The Company's accounting for stock options is significant because the effect the compensation  expense has on the  Company's  results.  As the Company  begins to produce  their  product in the  future  and  begins to earn  revenue on sales of products and services,  the compensation  expense  associated with the Company's stock  options will have a significant  effect on its ability to incur  positive net results.

Related Party Transactions

Financial  Reporting Release (FRR) No. 61, "Effects of transactions with related and certain  other  parties,"  requires all companies to include a discussion of all material transactions with related and certain other parties to the Company.
See, Note 6 of our consolidated financial statements

The  Company's  Results of  Operations  for the Year  Ended  December  31,  2004
Compared to the Year Ended December 31, 2003

Revenues.  We recorded revenues of $53,000 in the fiscal year ended December 31,
2004  versus  revenues of $42,000 in the fiscal year ended  December  31,  2003.
These revenues were generated through the sale of engineering services,  sale of management consulting services as well as product sales.

We have not been able to obtain the necessary financing at conditions acceptable to us for  the  erection  of our  production  plant,  resulting  in a  delay  of production  and  consequently  of  generating  turn  over  from the sales of our products, in particular our MagiQTM battery. During 2004, we delivered a limited number of our MagiQTM  batteries for validation and verification in the real car and truck environments of prospective customers as the first step in our plan to commercialize our MagiQTM batteries.  We have five potential revenue sources for fiscal 2005: (1) management services charges related to our Korean venture,  (2)
fees for securing  the option for the  exclusive  license  related to our Korean venture,  (3) the  sale of  PowerLyzer(R)  products,  (4)  the  sale of  MagiQTM batteries and (5)  application  engineering  service  fees.  The majority of our targeted  revenue  is  contingent  on a  number  of  factors  including  raising sufficient additional funding to commercialize our MagiQTM batteries, generating additional  sales of the  PowerLyzer(R)  product  and  initial  sales of MagiQTM batteries  and  concluding  contract  engineering  agreements  with parties from existing  negotiations.  This revenue  projections are not fully secured and are not  being  relied  upon  by the  Company  in  its  financial  projections.  See
"Liquidity and Capital Resources," below.

Total  operating  expenses.  Total  operating  expenses  decreased by $46,000 to
$2,929,000  during the year ended December 31, 2004 from  $2,975,000  during the same period in 2003,  a decrease of 1.5%.  The main factor  contributing  to the decrease,  despite  the  increase in  expenses  of  external  services,  such as
Consulting,  Professional  and Management fees of $369,000 and the  additionally taken bad debt  reserve of $240,000,  is the offset by the non-cash  stock based compensation  contra-expense of $108,000  recorded by us in 2004,  compared to a stock based compensation expense of $537,000 in 2003.

Total operating  expenses would have increased by $599,000 in 2004,  compared to
2003, if non-cash stock based compensation expense were excluded. Non-cash stock based  compensation  expense  varies  from  quarter-to-quarter  as a  result  of fluctuating market prices for our equity securities. See "Significant Accounting
Policies" and Note 3 to the Financial Statements. Depending on the market price, cost  recognized  in prior  periods  were  reversed  in  current  period.  Total operating  expenses  is  anticipated  to increase in 2005 as a result of planned expenditures  related to the production of our MagiQTM  batteries.  See "Plan of
Operation."

Research and development  expenses.  Research and development  expenses in total decreased to $1,244,000 in the year ended  December 31, 2004 from  $1,296,000 in
2003, a decrease of $52,000 or 4.0%.  Research and  development  personnel costs decreased  from  $877,000 in 2003 to $622,000 in 2004, a decrease of $255,000 or
29.1%.

The primary  factor  contributing  to the  decrease  was a $207,000  decrease in non-cash stock based compensation recorded as personnel related expense in 2004, compared to 2003. The decrease in personnel cost was  compensated by an increase of consulting  services and  professional  fees by $196,000 from $50,000 in 2003 versus  $246,000  in 2004.  These  consulting  cost in 2004  include a  one-time settlement  cost for patent  rights of  $127,000 as  described  in Note 6 of the financial statements and in Item 7 B, Related Party Transactions.

Laboratory expenses related to research and development  decreased nominally for the year ended December 31, 2004 to $324,000 from $330,000  during the year 2003 as we increased activities regarding

the pre-series production of the MagiQTM technology,  completed first prototypes of the  SEM(TM)  device  and  developed  and  produced  a smaller  amount of the
PowerLyzer(R) product.

Marketing  and General and  Administration  Expenses.  The  expenses  related to marketing and general and  administration  increased to $1,685,000  for the year ended December 31, 2004,  compared to $1,679,000  for the  comparable  period in
2003, an increase of $6,000 or 0.4%.  Personnel  related  expenses  decreased by
$402,000 from  $579,000 in the year ended  December 31, 2003, to $177,000 in the year ended December 31, 2004. This reduction was due primarily to non-cash stock based  compensation  recorded as personnel related expense in 2004,  compared to
2003. see comment in total  operating  expense.  Professional  fees increased to
$432,000,  compared to $421,000 in the year ended  December 31,  2003,  which is primarily  due to legal  expenses  related to the cost  associated  with our the continuation of iQ Power from Canada to Switzerland, creation of iQ Licensing AG and  the  restructure  of the  IP-ownership  within  the  corporation.  Investor relations  expenses  increased to $152,000 for the year ended December 31, 2004, from $80,000 for the same period in 2003, an increase of $72,000.  This increase in  investor  relations  expense  resulted  from the  additional  activities  in connection  with the private  placements in 2004,  the extensive  communications required on the move of the exchange agent as well as the  continuation of iQ to
Switzerland. Expenses for marketing activities remained roughly the same between
2004 and 2003 at just  over  $100,000.  In 2004,  an  additional  provision  for investment of $315,000 was taken,  versus $75,000 in 2003, for a prepayment that we made to Gel Electric Technologies, Inc. in the course of a now expired letter of intent for the  acquisition of that company.  See Notes 3(f) to the financial statement

Changes within our general and  administrative  expenditures from the year ended
December 31, 2003  compared to the year ended  December  31, 2004,  were nominal consisting  primarily  in a $32,000  year on year  increase in office and travel expenses and $47,000 in consulting services.

Losses: As of December 31, 2004, we had an accumulated  comprehensive deficit of
$17,367,000 compared to $14,719,000 at December 31, 2003. We incurred a net loss of $2,648,000  for the year ended  December 31, 2004,  compared to a net loss of
$2,294,000 in 2003.  The Company  experienced a basic and diluted loss per share of $0.09 for the year ended  December 31, 2004,  compared to a basic and diluted loss per share of $0.10 for the year ended December 31, 2003.

We  anticipate  that  losses  will  decrease  in 2005 due to  overall  increased activity and specifically  increased  revenues  generated  primarily through our activities  with our Korean partner  partially  offset by increase  expense from marketing of our PowerLyzer(R) and MagiQTM battery products. Our MagiQTM battery is being manufactured by a third-party manufacturer for limited sales in Europe.
There can be no assurance that our efforts to commercialize  our MagiQTM battery will be  successful or that we will not  experience  delays in  introducing  our battery to the market.

The  Company's  Results of  Operations  for the Year  Ended  December  31,  2003
Compared to the Year Ended December 31, 2002

Revenues.  We recorded revenues of $42,000 in the fiscal year ended December 31,
2003. In the fiscal year ended December 31, 2002 no revenues were  recorded.  We had initially  anticipated that our MagiQTM battery would be launched during the second half of 2002, however, we experienced  production and development delays.
During  2003,  we  delivered  a limited  number  of our  MagiQTM  batteries  for validation

and  verification in the real car  environments of prospective  customers as the first step in our plan to commercialize our MagiQTM batteries.

Total  operating  expenses.  Total operating  expenses  increased by $931,000 to
$2,975,000  during the year ended December 31, 2003 from  $2,044,000  during the same period in 2002, an increase of 46.0%.  The main factor  contributing to the increase in  expenses  was the  non-cash  stock  based  compensation  expense of
$537,000 recorded by us in 2003,  compared to a stock based compensation  income of $279,000 in 2002.  Total operating  expenses would have increased by $144,000 in 2003,  compared to 2002, if non-cash  stock based  compensation  expense were excluded.  Non-cash  compensation  expense varies from  quarter-to-quarter  as a result of fluctuating market prices for our equity securities.  See "Significant
Accounting Policies" and Note 3 to the Financial Statements.

Research and development  expenses.  Research and development  expenses in total increased to  $1,296,000  in the year ended  December 31, 2003 from  $804,000 in
2002, an increase of $492,000 or 61.0%. Research and development personnel costs increased  from $399,000 in 2002 to $877,000 in 2003, an increase of $478,000 or
120.0%. The primary factor  contributing to the increase was a $370,000 increase in non-cash stock based  compensation  recorded as personnel  related expense in
2003, compared to 2002.  Laboratory expenses related to research and development increased  nominally  for the year ended  December  31,  2003 to  $330,000  from
$284,000  during  the  year  2002  as  we  increased  activities  regarding  the pre-series  production of the MagiQTM technology,  completed first prototypes of the  SEM(TM)  device  and  developed  and  produced  a  smaller  amount  of  the
PowerLyzer(R) product.

Marketing  and General and  Administration  Expenses.  The  expenses  related to marketing and general and  administration  increased to $1,679,000  for the year ended December 31, 2003,  compared to $1,240,000  for the  comparable  period in
2002, an increase of $439,000 or 35.40%. Personnel related expenses increased by
$464,000 from  $115,000 in the year ended  December 31, 2002, to $579,000 in the year ended  December 31, 2003.  This growth was due primarily to non-cash  stock based  compensation  recorded as personnel related expense in 2003,  compared to
2002. Professional fees increased to $421,000,  compared to $307,000 in the year ended  December 31,  2002,  which is  primarily  due to auditing  fees and legal expenses related to our Securities and Exchange  Commission  filings,  including the filings that we prepare  pursuant to the requirements of the Exchange Act of
1934, as amended.  Investor relations expenses decreased to $80,000 for the year ended  December 31, 2003,  from $229,000 for the same period in 2002, a decrease of $149,000.  This  decrease in investor  relations  expense  resulted  from the restructuring of investor relations  agreements in 2002.  Expenses for marketing activities  remained  roughly  the  same  between  2002  and  2003 at just  over
$100,000.  In 2003, a bad debt provision of $75,000 was reserved versus $150,000 in 2002 for a prepayment that we made to Gel Electric Technologies,  Inc. in the course of a now expired  letter of intent for the  acquisition  of that company.
Changes within our general and  administrative  expenditures from the year ended
December 31, 2003  compared to the year ended  December  31, 2002,  were nominal consisting  primarily  in a $60,000  year on year  increase in office and travel expenses.

Losses: As of December 31, 2003, we had an accumulated  comprehensive deficit of
$14,719,000 compared to $12,425,000 at December 31, 2002. We incurred a net loss of $2,294,000  for the year ended  December 31, 2003,  compared to a net loss of
$1,555,000 in 2002.  The Company  experienced a basic and diluted loss per share of $0.10 for the year ended  December 31, 2003,  compared to a basic and diluted loss per share of $0.09 for the year ended December 31, 2002.

Liquidity and Capital Resources

Since inception, the Company has financed its operations primarily through sales of its equity securities. As of December 31, 2004, the Company had cash and cash equivalents of $829,000, compared to

$1,135,000,  at December 31,  2003.  From  inception  to December 31, 2004,  the
Company had raised  approximately  $16,408,000  (net of issuance costs) from the sale of such securities.

In January 2004 the remaining  1,163,334  units for $523,344 were subscribed and fully paid.  The  subscribers  to the private  placement  were non-U.S.  persons outside the United States in reliance upon an exemption from registration  under
Regulation S of the Securities Act of 1933, as amended.

In September 2004 the Company  announced  another private placement of 3,200,000 units for $800,000,  each such unit  consisting of one  registered  share of the
Company,  valued at $0.25 and one  non-transferable  warrant  exercisable  for a period of twelve months  following  closing and entitling the holder to purchase one additional registered share of the Company for $0.35.

In 2004,  1,332,500  shares for proceeds of $571,450 were issued on the exercise of warrants  and  240,000  shares for  proceeds  of $104,000  were issued on the exercise of options.

The Company made a bad debt  provision of $315,000  related to certain  advances related to a proposed asset acquisition, and the letter of intent related to the acquisition  of these  assets has  expired.  The Company  wrote off  $540,000 in connection with these advances (including $75,000 in 2003 and $150,000 in 2002).
In addition,  the Company recorded $96,000 related to a balance originating from deposit payments made in connection with the planned  acquisition of assets from a  battery  manufacturing  facility.  These  assets  will be  used  by a  former prospective  venture  partner,  who will  eventually  acquire  these  assets and reimburse  these advances to the Company.  Management  still believes it will be able to recover the $96,000 from one of the investment partners,  either in cash or in  stock  of  that  company.  The  company  reclassified  the  $96,000  into non-current  deposits because the probability to be able to collect this deposit before December 31, 2005 is perceived to be low.

The Company currently has no further  commitments for equity  financing,  credit facilities,  revolving  credit  agreements or lines of credit that could provide additional working capital.

The  Company  anticipates  that it will  require  an  additional  $2,000,000  to
$2,200,000  in  financing  to  meet  its  on-going  short  term  and  long  term obligations  during  2005  and to fund  its  plan of  operation.  See  "Plan  of
Operation." The Company plans to finance its capital needs  principally from the net proceeds of its securities offerings and interest thereon and, to the extent available,  lines of credit.  In addition,  the Company expects to generate some revenues from the sales of its products.

The Company  anticipates that the level of spending will increase  significantly in future  periods as the  Company  undertakes  marketing  and sales  activities related  to  the  commercialization  of  the  iQ  technology.  In  addition,  we anticipate that our general and administrative  expenses will also significantly increase  as  a  result  of  the  growth  in  our  commercialization,  research, development,  testing and business development programs. The Company expects its spending on research  and  development  to continue on the current  levels.  The actual  levels of research and  development,  administrative  and  general,  and marketing  corporate  expenditures are dependent on the cash resources available to the Company.

Currently  the  Company is  investigating  investment  opportunities  such as an investment in a production site in Germany. Should the Company proceed with such investments,  it anticipates that it will require  substantially more funds. The
Company  currently  has  commitments  in the  form  of  letters  of  intent  for government  subsidies and credit  financing for the building of a  manufacturing plant in Germany.  Both are dependent on the  availability of equity  financing.
The successful completion of the financing cannot be guaranteed.

Options and Warrants

As of December 31, 2004,  we have  outstanding  options  granted under our stock option plan and by individual  agreement and warrants  issued in connection with private placements  exercisable to acquire in the aggregate 8,202,352 registered shares at an average exercise price of $0.43 per share.

On November 05, 2004 new employee stock option  allotment of 4,605,750 units was approved but none of these units were issued on or before December 31, 2004.

Foreign Currency Translation Risk

To date, exposure to foreign currency fluctuations has not had a material effect on our  operations.  We believe  our risk of  foreign  currency  translation  is limited.  We do not currently  engage in hedging or other  activities to control the  risk of  foreign  currency  translation,  but may do so in the  future,  if conditions warrant.

Plan of Operation

In the fiscal year ended  December 31, 2004, we have been  actively  undertaking the following initiatives:

Research & Development

We completed  the MagiQTM 100 battery  design and optimized  cost  structure and production  related  technology.  We  transferred  the design to bigger  battery sizes, conducted tests to investigate the appropriate parameters for our battery model, and adapted the software for these new battery types.

We  successfully  implemented our technology  into Truck  batteries,  samples of which had been delivered to one automaker as potential customer.

Validation and  verification of our designs took place on a continued  basis, as well as  benchmarking  our  products  against  other  products  e.  g.  standard batteries.

We have  analyzed the batteries  used in the car designs of a major  carmaker in order to adjust our software  parameters to the customers needs and to use these in the PowerLyzer(R) product.

We have also  developed  the  software  algorithms  and programs to read out and analyze the data acquired by the PowerLyzer(R)  device.  Major efforts were made in successfully developing the technologies aiming at our Generation II product, providing  for  state-of-charge  SOC and  state-of-health  SOH  read-outs of the batteries.

We are the  first  company  to  systematically  acquire  data  from  all our own batteries in the field, as well as from  conventional  batteries  monitored with our PowerLyzer(R)  devices. To cope with the ever-growing data amounts completed the development of a software tool allowing the automated  interpretation of the raw data.  In the  future,  our  customers  will be able to  conduct  online and offline analysis of their data.

In the course of the PEIT project,  we have delivered and integrated  samples of the SEM Smart Energy Manager(TM) to heavy truck vehicles. In September 2004, the
PEIT project was  successfully  completed with a  presentation  to the customer, represented by a delegation of the European Union.

During  2004,  the project  SPARC - a successor  to the PEIT  program - has been successfully launched

Production

The  bottleneck to the successful  commercialization  of the iQ product range is the lack of own production  capabilities.  Given this, we have  concentrated our effort in the planning a pilot  production  plant  together with  architects and production planners.  We have been assessing potential partners for the building of the plant and received and discussed  numerous  offers.  Proceeding  with the facilities is extremely  dependent on raising additional  funding.  We have been negotiating  with  various  parties  regarding  the  location  for such a plant, including  benchmarking  government  aids and  support  from local and  national networks. The decision for a location will mainly depend on financial conditions being offered and guaranteed to the Company.

We, in addition,  have been  evaluating  various  situations to acquire  battery manufacturing plants, and continue to do so.

We have  altered  technology  to provide  for more cost  efficient  and  process stabile technology. We refined contracts with all suppliers necessary to provide
the  components  for  the  ramp-up  of  the  production   according  to  quality
requirements  and at fixed  negotiated  costs.  In some cases, we decided not to rely on a single source,  but to expand the supplier base. We completed test run
programs  to  establish   effective   quality  control  programs  with  selected
suppliers.  The Company is currently,  together with these suppliers,  examining mass production options to expand its production capacities in the future.

We have entered into an agreement to establish a joint venture in Korea,  and to erect a production facility in Korea. The successful  implementation will depend to a large extend on our Korean venture partners. Management's assessment of the
Korean  activities is - despite some delays that occurred due to regulations and administrative  reasons - generally positive,  since the Korean venture partners have to date complied with their contractual obligations.

We have selected and implemented a new ERP-Software  called OXAION,  based on an
IBM-platform,   which  allows  to  support  and  monitor  production  processes, including material flows, purchase, etc.

Marketing & Sales

Our  Marketing  and  Sales  efforts  focused  on  visiting  and  presenting  our technology  and products to OEM and Tier 1 and Tier 2 suppliers.  In some cases, this has lead to immediate orders for validation and verification  purposes.  In addition,  we made some initial product  deliveries to both OEM and After-Market
(AM) partners.  We began to reposition our firm, seeking  opportunities to enter into  development  contracts  and  service  agreements.  This  resulted in a new website,  that went life  subsequent to this report,  as well as a new logo, and the claim "safe energy."

We have  intensified  our  strategic  alliances and  cooperations  and have been introduced  and  exposed  to  numerous  potential  customers  and  buyers of our technology.

In many cases we have  installed  our  technology in the cars of such groups and
received   detailed   data  for   analysis  and  problem   solving   activities.
Trust-building,  establishing  our name brand and  furnishing  test products for in-house  approval  by  potential  customers.  Getting  the name  around and the product approved are focal points for our marketing and sales efforts.

Financing

The majority of our funding in 2004 was obtained through the sale of securities.
We continued  negotiations  with European  banks,  funds,  private equity firms, venture capital firms and family offices.

With  completion of our  continuation  to  Switzerland,  we have,  subsequent to
December 31, 2004,  negotiated  the terms of a first  subscription  from a Swiss first tier  institutional  investor in our securities,  of 2,000,000  registered shares for total proceeds of approximately $836,200 (CHF 1,062,871:25).  We have actively pursued a pre-education process involving presentations and discussions with the Managing  Directors of private and public  companies in the  automotive industry and the supply  industry,  as well as related industry - valuating fuel cells and other battery technologies. We anticipate this will act as a precursor to eventual sales efforts within the industries.

Licensing

We have entered into an agreement with a Korean industrial consortium to acquire licenses in our technology. In addition, we have started negotiations with other parties to license our technology for other territories .

2005 Strategic Initiatives

As part of our strategic plan for fiscal 2005,  assuming  sufficient funding, we intend to undertake the following activities:

Research and Development

We  anticipate  that we will spend  approximately  $1,000,000  on  research  and development for the fiscal year ending December 31, 2005. We expect this will be partially  compensated  by $100,000 in subsidies  from  European  programs.  Our research and development initiatives for fiscal 2005 include:

     o    intensifying  our research and  development  operations on the SEM and
          BEM product family designs;

     o    complete  and  continuously  improve  refining and  supplementing  our
          MagiQTM product family designs;

     o    finalizing our third party testing and validation program;

     o    continuing and expanding our joint research activities with car makers in various x-by-wire programs;

     o    continuing  our  state of  charge  (SOC)  and  state of  health  (SOH)
          software and implementation development;

     o    expediting  our  activities  in the field of power line  communication with the DC-BUS technology; and

     o    expanding  our  activities  in the field of powernet  measurement  and diagnosis tools (similar to the PowerLyzer(R)).

Production

We anticipate that we will spend  approximately  $300,000 on production  related costs and planning  activities in fiscal 2005.  These activities are targeted to include:

     o    commencing production of our MagiQ(TM)battery;

     o    continuing and expanding production of the PowerLyzer(R)device;

     o    continuing  the  assessment  and  the   qualification   of  additional
          manufacturing  sites  for  the  production  of  the   MagiQ(TM)battery
          designs;

     o    seeking  and  concluding  joint  ventures,   partnership   agreements,
          cooperation    agreements   or   similar   agreements   with   battery
          manufacturers and component suppliers;

     o    assessing options to operate own manufacturing sites;

     o    enforcing quality  management and assurance programs of supplier's and internal workflows;

     o    continuously   improving   production   processes,   optimizing   cost
          structure, and increasing product quality; and

     o    implementing  adequate  software  tools for  production  planning  and scheduling (PPS) and enterprise resource planning (ERP).

Our  production  activities  are  expected  to increase  substantially  once own production facilities will be built or acquired.  There can be no assurance that this task will be financed, commenced, or completed.

Sales and Marketing

We anticipate that we will spend  approximately  $400,000 on marketing and sales for the fiscal year ending December 31, 2005. These funds will be spent on

     o    expanding our marketing activities of our MagiQ(TM)battery system;

     o    expanding our licensing activities

     o    starting  sales of our  MagiQ(TM)battery  system,  either  directly or through licensees, to OEM customers and AM distributors;

     o    marketing the iQ technology and our software as part of our technology for solutions  regarding SOC and SOH status  indications for batteries to  car  manufacturers  and  their  Tier  1  suppliers  under  license agreements or similar agreements;

     o    entering into customization  programs with customers of the automotive industry  and other  industries  to apply our  technology  for  energy storage (MagiQTM) to their individual demand;

     o    entering into  development  contracts with customers of the automotive industry  and other  industries  to apply our  technology  for  energy management  solutions (BEM, SEM) to their  individual  demand with the goal of producing and supplying the products to those customers; and

     o    increasing  public awareness by enhanced public relations  activities, and by launching and operating a new website.

Financing activities

Our 2005 operations are extremely contingent upon our raising additional working capital in 2005. We  anticipate  that we will spend  approximately  $250,000 for capital raising efforts during fiscal 2005 with a view to

     o    seeking  additional  financing to expand our operations and to acquire an interest in or form a strategic alliance with battery manufacturers so that  time-to-market  of our first  generation  of products  can be reduced; and

     o    generating sales of our products.

Administrative and General Operating

We  estimate  that our  general  administrative  and  operating  budget  will be approximately  $1,200,000  during our fiscal year ending  December 31, 2005.  In addition to existing general administrative functions, we anticipate

     o    intensifying our business development  activities towards corporations and alliances;

     o    implementing  additional corporate  governance  structures in order to respond to increased internal and external needs;

     o    continuously  improving public  awareness  through investor and public relations activities in accordance with the Company's development;

     o    adjusting  the  structure of the Company  organization  and work flows along company growth and expansion;

     o    continuing  the  implementation  of IT-support  tools for smoother and more efficient and transparent processes; and

     o    developing and implementing measures to increase internal controls.

We anticipate  that our total  operating  budget for fiscal year ending December
31, 2005,  will be  approximately  $3,250,000,  and that we will require minimum additional  financing of  approximately  $2,000,000 to $2,200,000 to satisfy our working capital requirements through December 31, 2005.

In the event that we acquire our own production facilities, our total budget for the fiscal year ended 2005 is expected to increase significantly.

We  will  require  financing  in 2005 to fund  our  plan of  operations  and our estimates  may  increase if we  experience  delays,  cost  overruns,  additional funding needs for joint ventures, acquisitions or other unanticipated events. As of June 30, 2005, we have received subscriptions for 2,000,000 registered shares for total proceeds of approximately $836,200 (CHF 1,062,871.25).  In addition we have received  approximately  $880,000  pursuant to the exercise of warrants and options to acquire 2,034,153 registered shares since January 01, 2005. We cannot assure you that we will be able to obtain more  financing or that,  if we do, it will be on favorable terms or on a timely basis.

If we are unable to raise  additional  financing on acceptable  terms, we may be required to take some or all of the following:

     o    reduce expenditures on research and development;

     o    reduce sales and marketing expenditures;

     o    reduce  general  and  administrative  expenses  through  lay  offs  or consolidation of our operations;

     o    suspend our  participation in pilot programs that are not economically profitable;

     o    sell assets, including licenses to our technologies;

     o    suspend our operations until sufficient financing is available; or

     o    sell or wind up and liquidate our business.

Any of these  actions  may affect our ability to offer  competitive  products or compete  in the  market.  Our  inability  to offer a  competitive  product or to effectively compete will affect our ability to continue as a going concern.

Going Concern

We are still in the  development  stage and could fail before  implementing  our business  strategy.  We may  continue  to incur net losses  for the  foreseeable future and our auditors  have  prepared the  accompanying  financial  statements assuming that we will continue as a going  concern.  Our auditors have expressed continued uncertainty as to our ability to continue as a going concern.

A.   Research and Development, Patents and Licenses, etc.

We  believe  that our  highly-qualified  engineering  and  scientific  personnel provide  us with a  significant  competitive  advantage.  iQ  Germany  currently employs 10 engineers and scientists in its Chemnitz  plant,  whose primary focus is research and development. iQ Germany's personnel have considerable experience with the  development of SLI battery systems and  applications.  We believe that this  combination  of expertise  has  allowed,  and will  continue to allow,  iQ
Germany to design and develop battery  technologies that can be implemented in a timely and cost-effective manner.

We continue to focus our research and  development  efforts on improving  the iQ technology  and developing  process  technology  required to manufacture  the iQ battery.  A key element of our strategy is to complete  development of a battery that has completed all relevant  testing  programs by German auto  manufacturers and can be produced in commercial quantities. Since our inception, we have spent a total of  approximately  $9.8  million on research and  development  including
$1,244,000 in 2004, $1,296,000 in 2003 and $804,000 in 2002.

B.   Trend Information.

Global trends

Increased demand for commodities like steel, copper and other metal cause severe price increases for these goods, i.e. lead increased by approximately 70% during
2004.  This  increased  demand is primarily  caused by the growth of the Chinese industry.  This will effect all  industries  and has already  caused firms to go into bankruptcy, because they had firm sales arrangements on a fixed price base.
We expect this trend to continue,  though it will have a reduced negative impact on us, since our products use less lead (by approx 30% in the  average),  and we are not bound by any fixed pricing agreements as of the date of this report. This fact may encourage customers also to purchase our products due to lower lead content compared to competitive products.

Industry trends

Concentration  processes  in the  industry  have  reached a point were  purchase departments  of customers  are  developing  increased  concern  regarding  their dependency on single or to few sources acting as a conglomerate. This effect, in combination with an increasing  number of battery failures in cars (about 10-15%
per year) has caused increased  demand of customers to establish  relations with new players.  We believe that, once iQ can deliver its products sourced from own
or  controlled  manufacturing  facilities,   this  trend  could  be  helpful  in
establishing customer relationships and becoming a player.

Company trends

Auditor fees: up since years by approximately  50% per year. This is expected to continue with increased requirements from the accounting boards and the SEC.

Professional  Fees: up  significantly,  mainly due to the  restructuring  of the
Corporation  (continuation to Switzerland) and immense consulting  activities in
connection  with  the  activities  in  Asia,   namely  the  Korean   cooperation
activities.

C.   Off balance sheet arrangements

The Company has no off balance sheet arrangements.

D.   Tabular disclosure of contractual obligations

Obligations and Commitments

In August 2002, the Company entered into a Financial  Public  Relations  Adviser
Consulting  Agreement with a non-U.S.  person,  outside the United  States.  The
Company  agreed  to pay  this  individual  a  consulting  fee in the  amount  of approximately $6,250 (EUR 5,000) per month for such services.  Of the consulting fee,  approximately  $2,500  (EUR  2,000) is due  monthly,  while the  remaining approximately  $3,750  (EUR  3,000) is  payable by  issuing  registered  shares, issuable on a quarterly  basis.  The agreement had an initial term of 12 months.
As of December 31, 2002, the Company had issued 16,900  registered  shares under the  agreement.  During the fiscal  year 2003,  the  Company  had issued  50,700 registered  shares under the  agreement,  as well as another  22,500  registered shares for  additional  compensation.  As of  December  31, 2003 the Company had issued 90,100 shares in connection with this  agreement.  During the fiscal year
2004, the Company issued 91,593 registered  shares under the agreement,  as well as another 213,000 registered shares for additional  compensation,  for services rendered  in 2003 and 2004.  As of  December  31,  2004 the  Company  had issued
181,693 shares in connection  with this  agreement.  Effective  January 01, 2005 this  agreement was replaced by a new contract under which the Company agreed to pay a monthly  consulting fee in the amount of approximately  $6,250 (EUR 5,000)
in cash per month.

Our capital  requirements  depend on several factors,  including the success and progress  of our  product  development  programs,  the  resources  we  devote to developing  our  products,  the  extent to which  our  products  achieve  market acceptance, and other factors. We expect to devote substantial cash for research and  development.  We cannot  adequately  predict  the  amount and timing of our
future  cash  requirements.   We  will  consider   collaborative   research  and
development  arrangements  with  strategic  partners  and  additional  public or private financing  (including the issuance of additional  equity  securities) to fund  all or a part of a  particular  program  in the  future.  There  can be no assurance that additional funding will be

available or, if available, that it will be available on terms acceptable to the
Company.   If  adequate  funds  are  not  available,   we  may  have  to  reduce
substantially or eliminate  expenditures for research and development,  testing, production  and  marketing of its  proposed  products,  or obtain funds  through arrangements  with  strategic  partners that require it to relinquish  rights to some of its technologies or products.  There can be no assurance that we will be able to raise  additional cash if our cash resources are exhausted.  Our ability to arrange such  financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance.

Contractual Obligations.

The  following  table sets forth  contractual  obligations  of the Company as of
December 31, 2004.

	Less Than 1 Year	One to Three Years	Three to Five Years	More Than 5 Years

Long-Term Debt(1)	nil	nil	nil	nil
Capital Leases	nil	nil	nil	nil
Operating Leases	$ 235,000	$ 215,000	nil	nil
Purchase Obligations	nil	nil	nil	nil

A.   Safe harbor

Certain statements contained in the foregoing Operating Results and elsewhere in this Form  20-F  constitute  forward-looking  statements.  Such  forward-looking statements involve a number of known and unknown risks,  uncertainties and other factors which may cause the actual  results,  performance or achievements of the
Company to be  materially  different  from any future  results,  performance  or achievements  expressed or implied by such forward-looking  statements.  Readers are cautioned not to place undue reliance on these  forward-looking  statements, which speak only as of the date the statements were made and readers are advised to consider such  forward-looking  statements in light of the risks set forth in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.   Directors and Senior Management.

The  following  table lists as of June 27, 2005 the names of the  directors  and senior  management  of the Company.  The directors  and senior  management  have served in their respective  capacities  since their election and/or  appointment and will serve until the next Annual General  Meeting of Shareholders or until a successor is duly elected,  unless the office is vacated in accordance  with the
Company's Articles.

       Name                     Age     Position
       ----                     ---     --------
DIRECTORS AND EXECUTIVE
OFFICERS:

Peter E. Braun                   41     Director, President, Chief Executive
                                          Officer and Acting Chief Financial
                                          Officer
Dr. Guenther C. Bauer            55     Former Director, Chief Technical Officer
Hans Ambos                       70     Director and member of Audit Committee
Rudolf Heinz                     64     Former Director
Dr. Raymond Wicki                61     Director and member of Audit Committee
Gregory A. Sasges                44     Former Director, former Secretary(1)
Russell French                   57     Former Director, former Vice-President
                                          Business Development(2)
Dr. Herbert Weininger            59     Former Director, former Chief Financial
                                          Officer(2)

KEY EMPLOYEES:

Rolf Koehler                     59     Development Engineer
Eckehard Endler                  61     Development Engineer
Steffen Tschirch                 43     Head of Research and Development

(1)  Mr.  Sasges did not stand for election and his term as director  expired on
     June 30, 2004. Mr. Sasges resigned as Secretary effective November 9, 2004.
(2)  Resigned effective November 9, 2004.

--------------------------------------------------------------------------------
Directors and Executive Officers

Peter E. Braun has served as a director and as our President and Chief Executive
Officer since  September  1998.  Mr. Braun has served as Acting Chief  Financial
Officer  since  November 9, 2005.  From 1994 to the present,  Mr. Braun has also served as Managing  Director of iQ Germany.  From 1992 to 1994, Mr. Braun worked for Daimler  Benz as an in-house  consultant  to Deutsche  Aerospace.  Mr. Braun received  a Masters  of  Science  degree  in  Aeronautic  Engineering  and Space
Technology from the Technical University of Berlin in 1992.

Dr.  Guenther C. Bauer has served as a director  and as our  Vice-President  for
Research and Development  and Chief  Technical  officer since September 1998 and
2003 respectively. While Dr. Bauer remains in his function as the Company's CTO, he did not stand for reelection as a board member on June 30, 2004. From 1994 to the present,  Dr. Bauer has also served as Vice-President for Engineering of our subsidiary iQ Germany. From 1993 to 1994, Dr. Bauer was responsible for creating
a  Profit  Center  within  the   Daimler-Benz   Group,   an  German   automobile
manufacturer, and from 1992 to 1993, he was responsible

for  business  strategy  with the TEMIC  Group,  a  wholly-owned  subsidiary  of
Daimler-Benz  Aerospace  A.G.  From 1987 to 1992,  Dr. Bauer served in positions with German  Aerospace,  including Head of Staff of Innovations  Field Logic and
Director of Corporate  Development  for Business  Aeronautics.  Since 1980,  Dr.
Bauer has been a Lecturer at the University of the  Bundeswehr  German Forces in
Munich,  Germany.  Dr. Bauer received his Master of Science in Electronics  from the Technical  University of Munich and his doctorate in Mechanical  Engineering from the University of Dortmund in Dortmund, Germany.

Hans  Ambos has  served as a  director  since  June  1999.  Mr.  Ambos has broad experience  in  the  high  technology  field  generally  and  senior  management
expertise   in  advanced   technology   development,   including   service  with
Daimler-Benz Aerospace,  the German Ministry of Defence,  Dornier Aerospace, the
NATO MRCA  Management  Agency (NAMMA),  and the NATO  Industrial  Advisory Group
(NIAG).  Mr.  Ambos  first  worked  as  an  aeronautical   engineer  in  Germany
progressing   to  higher  levels  of  management  in  research  and   technology
development,  and project  management.  Subsequently,  he has held  various high senior management  positions  including  executive board member for research and development at Dornier (which included strategic  co-operation with Canadair and
Bombardier),   executive   officer   responsible  for  corporate   strategy  for
Daimler-Benz Aerospace reporting to Mr. Jurgen Schrempp, the current chairman of
the  Daimler-Chrysler   Group,  and  national  and  international   advisor  for
technology to Daimler-Benz  Aerospace.  In addition, he serves as a board member with both the  International  Society for  Innovation  out of the  University of
Bern,  Switzerland and the Forum for Aerospace of Bonn/Berlin,  a mirror body to the Parliamentary Group for Aerospace in the German parliament.

Dr. Raymond Wicki has been a member of the iQ Power AG board of directors  since
November 10, 2004 and is responsible for financial  relations.  Since October 7,
2004, he also serves as director on our  subsidiary,  iQ Power Licensing AG. Dr.
Wicki was an investment analyst for the Hoffmann-La Roche  pharmaceuticals group and  served  for  many  years  as the CFO of the Aga  Khan's  global  industrial
holdings.    He    established    and   led   an    independent    institutional
portfolio-management  company for one of  Switzerland's  most  renowned  banking institutes.  Dr.  Wicki was also  responsible  for  business  operations  at the
Privatbank  von  Graffenried,  a private  bank in Bern.  Respected as one of the pioneers of the European  venture-capital  scene,  Dr. Wicki  created one of the first European  venture-capital  funds back in the late 1970's. He is one of the founders  of M2, an  investment  company in Zug, as well as of Bern  Venture,  a venture-capital  fund  over  which he  serves as vice  chairman.  Besides  being president of the publicly traded Swiss investment company MachHitech,  Dr. Wicki is also active in a number of management  and  supervisory  boards of German and
Swiss  companies.  Dr.  Raymond Wicki  studied  business  administration  at the
University of Bern and earned his doctorate in both finance and tax law. He also holds an MBA from Kent State University in Ohio.

Rudolf  Heinz has served as Director  since July 2003.  Mr.  Heinz was elected a director on June 30, 2003.  Mr. Heinz serves on several  boards.  He is a member and speaker of the Association of minority shareholders. (Schutzgemeinschaft der
Kleinaktionaere  e.V.) From 1990 till 1993 he served as regional manager for the
investment   department   of  the  BHF  Bank  in   Frankfurt   with   additional
responsibility for its US, Japanese and English  subsidiaries.  Between 1982 and
1990 Mr.  Heinz  served as sole  Managing  Director  for  Deutsche  Bank Capital
Management  International GmbH,  Frankfurt.  Previously he acted as Head Analyst and Financial  Analyst at Deutsche Bank AG. Mr. Heinz holds a masters  degree in economics of the Saarland University. Mr. Heinz did not stand for reelection and his term as director expired on June 30, 2004.

Gregory A. Sasges has served as our Secretary  since  December 1, 1998,  and was elected a director  on June 30,  1999.  Mr.  Sasges  practices  law  through his personal  corporation  and has practiced law  continually  for the past 17 years with a preferred area of practice in corporate and securities law. Mr.

Sasges is a past  corporate  secretary  and  director  of various  other  public companies.  Mr.  Sasges  received  his Bachelor of Commerce and Bachelor of Laws degrees  from the  University  of  British  Columbia,  Canada,  in 1984 and 1985
respectively.  Mr. Sasges did not stand for re-election and his term as director expired on June 30, 2004. Mr. Sasges resigned as Secretary effective November 9,
2004.

Russell French has served as a director since 1994. From December 1994 to August
1998,  Mr. French served as our  President.  From August of 1998 to the present,
Mr. French has served as our Vice-President for Business Development. Mr. French
has been during the  periods  indicated a  principal  of the  following  private companies  organized to manage,  organize and find new business ventures:  Mayon
Management Corp. from 1993 to the present, and 509049 B.C. Ltd. from 1995 to the present.  Mr. French is a past director of various other public  companies.  Mr.
French resigned on November 9, 2004.

Herbert  Weininger  joined  iQ Power in July 2004 as head of  finance,  was also appointed  our Chief  Financial  Officer  in July  2004 and held  that  position through November 2004.  Prior to joining iQ Power, Mr. Herbert  Weininger worked with  Bayerische  Hypotheken  Bank in  senior  positions  and also  worked as an independent  lawyer since 2000. He holds a Master of Science  Degree in law from the University of Munich. Mr. Weininger resigned on November 9, 2004.

All officers are  appointed  annually by the board of directors and serve at the pleasure of the board.  All directors are elected annually at the annual general meeting of  shareholders  and serve until the next annual  general  meeting,  or until their successors are elected and qualified.

Key Employees:

Our key employees as of June 30, 2005 were:

Eckehard  Endler has served as a Development  Engineer since 1998.  From 1994 to the present, Mr. Endler has also served as manager, Measurement and Laboratories of iQ Germany.  From 1978 to 1994,  Mr. Endler worked as a Development  Engineer for a textile company.  He received a degree in Electrical  Engineering from The
Senior Technical College in Dresden, Germany in 1973.

Rolf Koehler has served as a Development Engineer since 1998. From 1973 to 1997, he served as a Development  and Test Engineer at Foron, a white goods  producer, in  Chemnitz,  Germany.  Mr.  Koehler  received  a degree in  Electronic  Device
Construction from The Senior Technical College in Midweida / Chemnitz in 1973.

Steffen Tschirch has served as our Head of Research and Development  since 1998.
From 1994 to the present,  Mr.  Tschirch  held the same  position at iQ Germany.
From  1989 to  1993,  Mr.  Tschirch  worked  as a  Scientific  Assistant  at the
Technical  University of Chemnitz,  Germany.  Prior to that period, Mr. Tschirch studied at the  Technical  University  of  Chemnitz  with a focus on Physics and
Electronic Components and received his Master of Science degree in 1989.

Appointment of Directors

Directors of the Company are elected by the  shareholders at the Ordinary Annual
General Meeting and typically hold office for three years.  The directors can be re-elected.  The articles of association also permit the general assembly to add additional directors at general meetings as proposed by the Board of Directors.

Our  present  directors  were  elected  at the  general  meeting  held  in  Zug,
Switzerland on November 05, 2004. This elections became effective on the date of continuation of the Company in Switzerland.

Audit Committee

The members of the Audit  Committee as at June 21, 2005, were Hans Ambos and Dr.
Raymond Wicki.  Each member of the Audit  Committee is an independent  director.
The  Company  does not  currently  have an audit  committee  charter.  The Audit
Committee  recommends  independent  accountants  to the  Company  to  audit  the
Company's  financial  statements,  discusses  the scope and results of the audit with the  independent  accountants,  reviews the Company's  interim and year-end operating  results  with the  Company's  executive  officers  and the  Company's independent  accountants,  considers  the  adequacy of the  internal  accounting controls,  considers  the  audit  procedures  of the  Company  and  reviews  the non-audit services to be performed by the independent accountants.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.

A.   Compensation.

Set out below are particulars of compensation paid to the following persons (the
"Named Executive Officers"):

     (a)  the Company's chief executive officer ("CEO");'

     (b)  the Company's chief financial officer ("CFO");

     (c)  each of the Company's executive officers,  other than the CEO and CFO, and members of its  administrative,  supervisory or management  bodies who were  serving in such  positions  at the end of the most  recently completed financial year; and

     (d)  any  additional  individuals  for  whom  disclosure  would  have  been provided  under  (c) but for the  fact  that  the  individual  was not serving as an executive  officer of the Company at the end of the most recently completed financial year.

As at December 31, 2004, the end of the most recently  completed  financial year of the  Company,  the Company had 2 Named  Executive  Officers,  whose names and positions  held within the  Company  are set out in the summary of  compensation table below:

                                               Summary Compensation Table
                                               (in United States Dollars)

                        Annual Compensation                                     Long Term Compensation
                      ------------------------------------------------------------------------------------

                                                                             Awards             Payouts
                                                                  ----------------------------------------

                                                                                  Restricted
                                                                    Securities     Shares or
                      Fiscal                        Other Annual      under       Restricted   LTIP
 Name and Principal    Year   Salary       Bonus    Compensation   Options/SARs   Share Units  Payouts      All Other
      Position         Ended    (US$)      (US$)      (US$)(1)     Granted (#)       (US$)       (US$)     Compensation
-------------------------------------------------------------------------------------------------------------------------
Peter E. Braun,        2002      102,000               6,900
President,CEO and      2003      105,200               8,200          400,000
Acting CFO             2004      172,335               9,100                         3,000                    30,000(2)

Guenther C. Bauer,     2002       96,000               5,146
Chief Technical        2003       99,000               6,200          380,000
Officer                2004      148,000               6,900                         3,000
-------------------------------------------------------------------------------------------------------------------------
(1)  Represents  pension  fund  contributions  made on  behalf  of  these  named executive officers.

(2)  Represents  payment of $10,000 and issuance of 50,000 shares at $0.40 each, for  compensation of patents and know-how per Note 6(b) of our consolidated financial statements.

Compensation of the CEO

The process for the setting of the compensation of the CEO of the Company is the same as for the other  members of senior  management  of the Company.  The CEO's performance  is  evaluated  by  the  Board  of  Directors  relative  to  various objectives set for him and the Company.

Aggregated Option/SAR Exercises During the Last Completed Fiscal Year and Fiscal
Year End Option/SAR Values

During our last completed  fiscal year ended December 31, 2004, we did not grant any incentive stock options to our directors and officers. No stock appreciation rights ("SARs") were granted during this period.

The  following  table sets out incentive  stock  options  exercised by the Named
Executive  Officers during the last completed  fiscal year as well as the fiscal year end value of stock  options held by the named  executive  officers.  During this period, no outstanding SARs were held by named executive officers.

                                       46

----------------------------------------------------------------------------------------------------------------
                                                             Number of securities
                                 Shares        Value        underlying unexercised   Value of unexercised in-the-
                               acquired on    Realized($)      options/SARs at          money options/SARs at
Name                           exercise(#)                        FY-end (#)                  FY-end ($)

                                                                Exercisable/                Exercisable/
                                                                Unexercisable               Unexercisable (1)
----------------------------------------------------------------------------------------------------------------
Peter E. Braun,                    40,000      1,600             639,153/Nil                    54,307/Nil
President, CEO and Acting
CFO

Guenther C. Bauer, Chief               --          --             755,199/Nil                    67,872/Nil
Technical Officer

(1)  Based on the closing price of the Company's  registered shares as quoted on the NASD OTCBB of $0.51 for December 31, 2004.

Stock Option Plan

In December  1998,  our board of  directors  adopted the 1998 Stock Option Plan, which was amended in 1999,  2000, 2001 and 2002 to increase the number of shares authorized  to be  issued  upon  exercise  of  options  granted  under  the plan
(collectively as amended,  the "Stock Option Plan").  The Stock Option Plan will continue in effect until all shares of Common Stock for issuance  under the plan have been issued and all  restrictions  on such shares  have  lapsed.  The Stock
Option Plan is administered  by the board of directors (or a committee  thereof)
and provides that options may be granted to our officers,  directors,  employees
and  other   persons,   including   consultants,   as  determined  by  the  Plan
Administrator in its sole discretion.

The options issued under the Stock Option Plan are  exercisable at a price fixed by the Plan Administrator, in its sole discretion; provided that options granted in  substitution  for outstanding  options of another  corporation in connection with a  merger,  consolidation,  acquisition  of  property  or  stock  or  other reorganization  involving such corporation and us or any of our subsidiaries may be  granted  with  an  exercise  price  equal  to the  exercise  price  for  the substituted  option of the other  corporation,  subject to  adjustment.  Subject exceptions  in the Stock  Option  Plan  relating  to death,  divorce  and estate
planning   techniques,   options   granted  under  the  Stock  Option  Plan  are
non-assignable and non-transferable.

The maximum  number of the shares  reserved for issuance under this Stock Option
Plan, as amended,  was 4,714,000  shares.  With the continuation to Switzerland, all non issued  options  and  shares  were  cancelled  and new  allotments  were approved.  As of December 31, 2004, a total of 2,562,352 options were issued and unexercised under the Stock Option Plan.

On November 10, 2004 a new employee  stock option  allotment of 4,605,750  units was approved but none of these units were issued on or before December 31, 2004.
In May 2005, the Board of Directors  approved the Stock Option Plan 2005, with a maximum number of options for issuance of 2,500,000 shares at an option price of
$0.56 (EUR 0.45)

Set forth below is a table that  reflects  the history of the  Company's  option grants and the repricing for options outstanding as of December 31, 2004:

Report on Repricing of Options

------------------------------------------------------------------------------------------------------------------
Original Grant Date  # of Options       Original    Repriced        Repriced       Repriced        Repriced
                     outstanding as     Exercise    Exercise Price  Exercise Price Exercise Price  Exercise Price
                     of Dec 31, 2004    Price       June 12, 2000   Jan 16, 2001   Jan 18, 2002    Jun 06, 2003

------------------------------------------------------------------------------------------------------------------
Dec 17, 2003          1,400,000          $0.44          -              -               -                 -

Jan 18, 2002             30,000          $1.00          -              -               -              $0.40

June 28, 2001           764,153          $1.37          -              -             $1.00            $0.40

Jan 16, 2001             85,000          $0.50          -              -               -              $0.40

June 12, 2000           126,500          $1.50          -            $0.50             -              $0.40

Oct 15, 1999             20,000          $4.375       $1.50          $0.50             -              $0.40

July 7, 1999             52,699          $3.75        $1.50          $0.50             -              $0.40

June 28,1999             32,000          $2.50        $1.50          $0.50             -              $0.40

Dec 1, 1998              52,000          $2.50        $1.50          $0.50             -              $0.40

Total                 2,562,352

Peter Braun,  our President  and Chief  Executive  Officer,  held 280,000 of the
1,295,000  options granted in June 2001 and January 2002 and repriced in 2003 as reflected in the above table. Mr. Braun also held 242,500 options of the 843,000 options  granted on January 16, 2001 and prior and repriced in 2003 as reflected in the above table. Guenther C. Bauer, our Chief Technical Officer,  held 280,000 of the 1,295,000  options  granted in June 2001 and January 2002 and repriced in
2003 as reflected in the above table. Mr. Bauer also held 242,500 options of the
843,000  options  granted on January 16, 2001 and prior and  repriced in 2003 as reflected  in the  above  table.  On June  06,  2003,  the  Board  of  Directors determined  that it was in the best  interest  of the  Company  to  reprice  the
1,295,000 issued and still outstanding stock options  originally  granted by the
Company on January 18, 2002 and June 28, 2001. The Company's  Board of Directors
approved a stock option repricing program.  Under the program, all stock options having an exercise  price of $1.00 and granted under the Company's  Stock Option
Plan,  including  directors and Named  Executive  Officers,  were repriced at an exercise price of $0.40 per share.  At the same time, all options issued on June
20,  2000 and  prior,  and still  outstanding,  in total  843,00  options,  were repriced from $0.50 to $0.40. The new exercise price  represented a 2.5% premium over the then market  price of $0.39 per share of common  stock.  Other than the lower exercise  price,  each repriced  stock option under the repricing  program retained  the terms of the original  grant,  including  the same vesting  terms, number of shares and expiration date.

The Board of Directors  approved the stock option repricing  program as a result of the significant  reduction in the price of our common stock subsequent to the original grant of the options.  The Board  determined that the options having an exercise price of $1.00 no longer  provided  meaningful  incentive to the option holders to remain in our employ and to  maximize  shareholder  value.  The Board believed that the exchange of new stock options with a lower  exercise price for our existing  stock options would once again provide  incentive to our officers, directors  and  employees to continue to provide  services to us and to maximize shareholder value.

Ten-Year Option/SAR Repricings

The following table reflects the  participation  of our Chief Executive  Officer and each Named Executive Officer in any option repricing by our Company over the past 10 years:

---------------------------------------------------------------------------------------------------------------------
 Name & Position          Date          Securities     Market Price       Exercise          New          Length of
                                        Underlying      of Stock at    Price at Time                   Original Term
                     (of Repricing)    Options/SAR        Time of       of Repricing      Exercise      Remaining at
                                       Repriced or     Repricing or     or Amendment       Price          Date of
                                       Amended (%)       Amendment                          ($)         Repricing or
                                                            ($)             ($)                          Amendment
---------------------------------------------------------------------------------------------------------------------
Peter E. Braun,        Jan 16, 2001       320,000        $0.50          $1.50             $0.50       8.0 years
President,             Jan 16, 2001        80,000        $0.50          $1.50             $0.50       8.5 years
Chief Executive         Jan 18, 2002      280,000        $0.95          $1.37             $1.00       9.5 years
Officer and            June 06, 2003       42,500        $0.39          $0.50             $0.40       7.0 years
Acting Chief           June 06, 2003      120,000        $0.39          $0.50             $0.40       5.5 years
Financial Officer      June 06, 2003       80,000        $0.39          $0.50             $0.40       6.0 years
                       June 06, 2003      280,000        $0.39          $1.00             $0.40       8.0 years

Guenther C. Bauer,      Jan 16, 2001      320,000        $0.50          $1.50             $0.50       8.0 years
Chief Technology        Jan 16, 2001       80,000        $0.50          $1.50             $0.50       8.5 years
Officer                 Jan 18, 2002      280,000        $0.95          $1.37             $1.00       9.5 years
                       June 06, 2003       42,500        $0.39          $0.50             $0.40       7.0 years
                       June 06, 2003      120,000        $0.39          $0.50             $0.40       5.5 years
                       June 06, 2003       80,000        $0.39          $0.50             $0.40       6.0 years
                       June 06, 2003      280,000        $0.39          $1.00             $0.40       8.0 years

Long-Term Incentive Plans

The  Company  has a  long-term  incentive  plan  although  no cash  or  non-cash compensation  intended  to  serve  as  an  incentive  for  performance  (whereby performance  is measured by reference to financial  performance  or the price of the Company's  securities)  was paid or  distributed  to the  executive  officer listed  or any  other  person,  company,  or  entity  during  the most  recently completed  financial  year under that plan.  The  Incentive  Plan was adopted by shareholders  in 2001 and  amended in 2002 and  provided  for the issue of up to
2,500,000 registered shares to valued directors,  key employees, and consultants of the Company and similar such persons to encourage  those persons to acquire a greater  proprietary  interest  in  the  Company,  thereby  strengthening  their incentive to achieve the objectives of the  shareholders of the Company,  and to serve as an aid and  inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons. The shares issued pursuant to the Incentive  Plan will be issued at a discount to market price on the basis of resale restrictions prohibiting their being sold, assigned, pledged or otherwise transferred,  voluntarily  or  involuntarily,  by a plan  participant  until the
Company meets certain  performance  requirements.  Such restrictions on transfer shall,  to the extent that such shares of Registered  shares have not previously been  forfeited  to the Company,  lapse on the last day of the fiscal  period in which the Company shall have generated  cumulative net revenue from inception of
$2,500,000  or more,  calculated  in  accordance  with United  States  generally accepted accounting principles.  The shares awarded or sold under the Plan shall be forfeited to the Company if the Company shall not have  generated  cumulative net revenues from inception of $2,500,000 or more, calculated in accordance with
United States generally accepted  accounting  principles,  prior to December 31,
2006.  Certificates  for the  shares  shall be issued in the plan  participant's respective  names  and  shall  be  held  in  escrow  by the  Company  until  all restrictions lapse or such shares are forfeited. On December 17, 2003, the Board of Directors granted 1,350,000 incentive shares,  which were issued to an escrow account on January 7,

2004.  With the  continuation  to Switzerland on November 10, 2004 all incentive shares  which  were  not  granted  at  that  time  are  no  more  available  for distribution.

Director Compensation

Other than  compensation  paid to Peter Braun and Guenther  Bauer,  as  disclosed above under the  sub-heading  "Compensation  of  Directors  and  Officers,"  our directors have received cash compensation for their services rendered during our most  recently  completed  financial  year in  accordance  with the  shareholder resolution as outlined below.

Our  shareholders  approved  the payment to each of our  directors  of an annual stipend of $2,500  together  with an  honorarium  of $250 for each board meeting that our directors  attend in the annual  meetings of our  shareholders  held in each of 2002,  2003 and 2004.  For the fiscal year ended  December 31, 2002, the directors  deferred  taking  payment of the approved  fees due to the  financial position of our Company in those years. In fiscal years ended 2003 and 2004, the
Company paid both the stipends and  honorariums  generally  described  above for fiscal years 2002 through 2004 in total of $51,250. Since the continuation of iQ
Power to Switzerland on November 10, 2004 there will be no compensation  for the members of the Board of Directors of iQ Power AG.  However Dr. Wicki did receive
$2,000 (CHF 2,500) for the year 2004 and will  receive  $12,000 (CHF 15,000) for his duties as member of the Board of Directors of iQ Power Licensing AG.

We do not have any non-cash  compensation  plans for our directors and we do not propose to pay or  distribute  any  non-cash  compensation  during  the  current financial year, other than by granting stock options.

Securities Authorized for Issuance Under Compensatory Plans

The  following  table  includes  information  as of December 31,  2004,  for all
compensatory  plans  previously   approved  by  our  security  holders  and  all
compensatory plans not previously approved by our security holders.

                                     EQUITY COMPENSATORY PLAN INFORMATION
-------------------------------------------------------------------------------------------------------------------
Plan Category                   Number of Securities to be    Weighted Average Exercise      Number of Securities
                                  Issued Upon Exercise of       Price of Outstanding        Remaining Available for
                                   Outstanding Options,         Options, Warrants and        Future Issuance Under
                                    Warrants and Rights                Rights              Equity Compensation Plans
                                                                                             (excluding securities
                                                                                           reflected in column (a))
                                            (a)                         (b)                            (c)
-------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans                2,562,352                      $0.42                    1,350,000(1)
Approved by Security Holders
-------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans Not               nil                          --                           nil
Approved by Security Holders
-------------------------------------------------------------------------------------------------------------------
Total                                    2,562,352                                                 1,350,000
-------------------------------------------------------------------------------------------------------------------
(1)  Includes  only the incentive  shares of  1,350,000,  which were issued into escrow in February 2004).

Employment and Consulting Agreements

Effective  September 1, 1998,  Peter E. Braun and Dr.  Guenther C. Bauer  entered into  employment  agreements  with us providing for annual  salaries of $102,000
($8,500 per month) and $96,000 ($8,000

per month), respectively.  Mr. Braun's and Dr. Bauer's employment agreements are for a term of five (5) years.  Both agreements were extended through October 30,
2004, at increased rates effective September 01, 2003, of $10,100 (EUR 8087) and
$9,500  (EUR  7,609)  per  month,  respectively.  Each  of our  Named  Executive
Officer's  employment  agreements  mentioned  above were governed by the laws of
Germany.

Both  officers  entered into new  agreements  effective  November 01, 2004.  Mr.
Braun's  new  employment  agreement  has a term of 5 years with a base salary of
$14,160 (CHF 18,000) and a bonus opportunity of up to $39,000 (CHF 50,000). This contract is  governed  by the law of  Switzerland.  Dr.  Bauer's new  employment agreement has a term of 5 years with a base salary of $13,700 (EUR 11,250) and a bonus  opportunity of up to $36,600 (EUR 30,000).  This agreement is governed by the law of Germany.

Other Compensation

Effective  November 11, 2004 we agreed to pay Hans Ambos a quarterly retainer of
$3,000  (CHF  3,750) for his  consulting  services  related to iQ Germany and iQ
Licensing.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are  determined  primarily  by final  compensation  and years of  service of the
Company's officers and key employees.

B.   Board Practices.

Appointment of Directors

Directors of the Company are elected by the  shareholders at the Ordinary Annual
General Meeting and typically hold office for three years.  The directors can be re-elected.  The articles of association also permit the general assembly to add additional directors at general meetings as proposed by the Board of Directors.

All officers serve at the pleasure of the board of directors.

The Company is scheduled to hold its next Ordinary Annual General Meeting in the first half of 2006.

Audit Committee

The members of the Audit  Committee  as at June 21, 2005 were Hans Ambos and Dr.
Raymond Wicki. Each member of the Audit Committee was an independent director in
2004.

The Audit Committee meets with the President and Chief Executive Officer and the
Chief Financial  Officer of the Company and the  independent  auditors to review and inquire into matters affecting financial  reporting,  the system of internal accounting and financial  controls and  procedures and the audit  procedures and audit plans.  There is no formal charter for the Audit Committee.  However,  its terms of  reference  include  the  quarterly  review  of  financial  statements, reviewing the Company's budget,  the Auditor's Report and terms of reference for the auditor, pre-approval of non-audit services of the auditor, and oversight of internal  controls and compliance  with  regulatory  requirements  pertaining to financial matters. The Audit Committee also recommends to the board of directors the auditors to be appointed. In addition, this Committee reviews and recommends to  the  Board  for  approval  the  annual  financial  statements,  Management's
Discussion  and  Analysis,  and certain other  documents  required by regulatory authorities.  The Audit  Committee is mandated to meet,  and also to consult the auditors, in the absence of management.

During the year ending December 31, 2004, this Committee met 3 times.

C.   Employees.

As of December 31, 2004, iQ Germany had 10 employees engaged in product research and  development  on a full-time  basis and 7  employees  engaged in general and administrative  and  marketing  functions on a part- and  full-time  basis.  Our success  will depend in large part on our ability to attract and retain  skilled and experienced employees.  None of our or iQ Germany's employees are covered by a collective  bargaining  agreement,  and we believe iQ Germany's relations with its employees are good. We currently  maintain key man life  insurance on two of our directors and executive  officers,  Dr. Guenther C. Bauer and Peter E. Braun, which carries a death benefit of 511,292  Euros,  respectively,  in the event of the death of either Dr. Bauer or Mr. Braun.

The  Company  considers  its  employee  relationships  to be  satisfactory.  The
Company's  employees are not  represented by labor unions and the Company is not aware of any attempts to organize our employees.

D.   Share Ownership.

The following  table sets forth as of June 27, 2005  information  concerning the beneficial  ownership  of our  shares,  by  persons  who are  known by us to own beneficially  more than 5% of shares,  by each of our directors,  by each of our
Named Executive Officers and by all of our directors and executive officers as a group.  The  calculations  in the table are based on an aggregate of  38,857,303 shares  outstanding as of June 27, 2005. Unless otherwise noted all addresses of the  beneficial  owners are  Erlenhof  Park,  Inselkammer  Strasse  4,  D-82008,
Unterhaching,  Germany.  The symbol "*" indicates  that the amount shown is less than 1% of outstanding shares.

         Name and Address                 Number of          Percentage of Class
        of Beneficial Owner                shares
--------------------------------------------------------------------------------
Guenther Bauer(1)                          1,877,199                 4.7%
Erlenhof Park
Inselkammer Strasse 4
D-82008 Unterhaching, Germany

Peter E. Braun(2)                          1,630,000                 4.1%
Erlenhof Park
Inselkammer Strasse 4
D-82008 Unterhaching, Germany

Hans Ambos(3)                               470,741                  1.2%
Erlenhof Park
Inselkammer Strasse 4
D-82008 Unterhaching, Germany

Raymond Wicki(4)                               0                       *
Erlenhof Park
Inselkammer Strasse 4
D-82008 Unterhaching, Germany

(1)  Includes vested options  exercisable to purchase 995,199  registered shares within 60 days of June 27, 2005.
(2)  Includes vested options exercisable to purchase 1,280,000 registered shares within 60 days of June 27, 2005.
(3)  Includes vested options  exercisable to purchase 405,000  registered shares within 60 days of June 27, 2005.
(4)  Includes vested options  exercisable to purchase 0 registered shares within
     60 days of June 27, 2005.
*    Less than 1%.

As at June 27, 2005,  the  directors  and  officers of the Company,  as a group,
beneficially  owned  1,297,741   Registered  shares  representing  3.3%  of  the
Registered shares issued and also held incentive stock options

(exercisable  presently  or within 60 days)  pursuant  to which up to  2,680,199 registered shares can be purchased.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.   Major Shareholders.

A major shareholder is a shareholder owning directly or indirectly more than 5%
of the issued shares of the Company.

The Company is a publicly  owned  corporation,  the  majority of the  Registered shares of which are owned by persons resident outside the United States.  To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government.

According  to  information  from  Computershare  Trust  Company of  Canada,  our
Registrar and Transfer Agent, and the Depository  Trust Company,  as of December
31, 2004,  we had 8  registered  shareholders  including  the  Depository  Trust
Company who had  addresses in the United States and who held, as of December 31,
2004, some 6,958,589 of our registered shares,  representing approximately 19.9%
of our outstanding registered shares.

As at June 27, 2005,  to the best of the  Company's  knowledge,  no  shareholder beneficially owns more than 5% of the issued shares of the Company.

To the best  knowledge of the Company,  there are no voting  arrangements  among shareholders of the Company.  All shareholders  have the same voting rights from other shareholders.

B.   Related Party Transactions.

iQ Germany  acquired  patents and  know-how  improving  the current  output of a chargeable  battery at low outside  temperatures and the registered  design "iQ"
based on a contract dated March 15, 1995 from two shareholders,  one of which is a  director  and CEO of iQ Power and the other is a family  member  and a former officer of the company. The intangibles  purchased relate to a German patent, an international patent application as well as the registered design "iQ". iQ Power and the shareholders  agreed that the shareholders  would receive  approximately
$257,000  (DM  400,000;  approximately  EUR  205,000)  from  future  income.  We satisfied these payment obligations in September, 2004 by issuing 200,000 shares and making cash payments  totaling  $30,900 (EUR  25,330).  We paid $10,300 (EUR
8,333) of cash and issued  50,000  shares  valued at $0.40 to our CEO as part of this payment. This settlement transfers all rights from these two individuals to
iQ without any future liabilities.

We entered into a consulting  agreement dated August 25, 1998 with a corporation controlled by Mr. French,  our former  Vice-President  for Business  Development
(resigned  November 9, 2004).  The  agreement  was for an initial  term of three years (with  automatic  one-year  renewals in the absence of either party taking affirmative  action to terminate the  agreement).  The agreement  provided for a base  annual fee of $72,000  ($6,000  per  month) and for the  reimbursement  of reasonable  expenses  incurred  on our  behalf.  Effective  April 1,  2003,  the contract was assigned to another  company  controlled by Mr.  French.  Effective
September 2003, the monthly fee increased to $7,200 per month.  Total management fees for the twelve  months ended  December 31, 2003,  amounted to $78,600,  and
$56,750 for the period from January 1, 2004 to November 9, 2004.  As of November
9, 2004, Mr. French terminated this contract.

We paid legal  fees in the amount of $66,965 in 2004 and  $68,859 in 2003 to law firms in which  Gregory  Sasges,  a former  Secretary and member of our board of directors,  is a partner.  Mr. Sasges did not stand for election and his term as director  expired on June 30, 2004. Mr. Sasges  resigned as Secretary  effective
November 9, 2004.

Other than described  above,  none of our directors or senior officers or any of our associates or affiliates,  are or have been indebted to us at any time since the  beginning  of the last  completed  financial  year  other than in the usual course of their  employment  in  connection  with  advances  made on  account of expenses to be incurred on behalf of our  Company.  All these  receivables  have been collected by December 31, 2004 and there are no new receivables outstanding per December 31, 2004.

Other  than  as  disclosed  under  "Executive   Compensation  -  Employment  and
Consulting  Agreements,"  there were no other material  transactions,  series of similar transactions,  to which the Company or any of its subsidiaries was or is to be a party,  in which the amount involved  exceeded  $60,000 and in which any director  or  executive  officer,  or any  security  holder  who is known to the
Company to own of record or beneficially more than five percent of the Company's common  stock,  or any member of the  immediate  family of any of the  foregoing persons, had a material interest.

C.   Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.   Consolidated Statements and Other Financial Information.

Exhibited hereto are Consolidated Financial Statements audited by an independent auditor and accompanied by an audit report,  comprised of  consolidated  balance sheets as at December 31, 2004 and 2003,  consolidated  statements of operations and cash flows for each of the years in the three year period ended December 31,
2004 and related notes.

There are no legal proceedings currently pending.

The  Company  has not paid  dividends  in the past  and does not  expect  to pay dividends in the near future.

B.   Significant Changes.

There have been no  significant  changes since the date of the Company's  annual financial statements, other than as disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING.

A.   Offer and Listing Details.

Price Range of Registered shares

Primary German Market -- The Frankfurter Wertpapier Boerse, Segment Freiverkehr

Our securities ("common shares") began trading over-the-counter on the Frankfurt
Stock  Exchange  (the  Frankfurter  Wertpapier  Boerse) under the symbol IQP (WKN
924110) on July 28,  2000,  which was after the  effective  date of the  reverse split which we accomplished  April 10, 2000. With continuation of the company to
Switzerland,  effective November 10, 2004, our common shares were exchanged on a
1 share for 1 share  basis  against  registered  shares,  following  Swiss  law.
Effective  April 4, 2005, all shares held in Europe are kept in collective  safe custody with CLEARSTREAM Banking Frankfurt,  a subsidiary of Deutsche Boerse AG.
Since that date our shares are traded under the new symbol IQPB (WKN A0DQVL).The following  table sets forth,  for the periods  indicated,  the high and low sale prices,  in Euros,  for our  registered  shares as reported  on the  Frankfurter
Wertpapier Boerse.
	Frankfurt OTC

	US$	US$

	High	Low

2003
First Quarter	0.49	0.33
Second Quarter	0.80	0.34
Third Quarter	0.72	0.50
Fourth Quarter	0.58	0.37

2004
First Quarter	0.56	0.42
Second Quarter	0.44	0.31
Third Quarter	0.36	0.22
Fourth Quarter	0.48	0.25

2005
First Quarter	0.43	0.35

_________________

The closing price for our  registered  shares on the Frankfurt OTC was EURO 0.62 on June 27, 2005.

Exchange  rates with  respect to the Euro are based upon the noon buying rate in
New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal  Reserve Bank of New York. This exchange rate fluctuates on a daily basis and were as follows on the following  specified dates:  $1.0800 on March 31, 2003;  $1.1440 on June 30, 2003;  $1.1597 on September 30, 2003 and
$1.2557 on December  31, 2003;  $1.2173 on March 31,  2004;  $1.2082 on June 30,
2004;  $1.2324 on  September  30, 2003 and $1.3641 on December 31, 2004 The noon buying rate of  exchange  on March 31,  2005 as  reported  by the United  States
Federal  Reserve Bank of New York for the conversion of Euros into United States dollars was $1.2469 ($1.00 = EURO 0.8020).

United States Market -- The NASD OTCBB

Our securities ("common shares") began trading on NASD Over The Counter Bulletin
Board (the "OTCBB") under the symbol "IQPT" on June 29, 1999.  Prior to June 29,
1999, there was no public market for our commonshares.  The following table sets forth, for the periods indicated, the high and low sale prices for our shares as reported on the OTCBB.  On April 10, 2000, we completed a  reverse-split  of our registered  shares on a 2.5 share for 1 share basis,  and our trading  symbol on
the  OTCBB  was  changed  to  "IQPR."  With   continuation  of  the  company  to
Switzerland,  effective November 10, 2004, our common shares were exchanged on a
1 share for 1 share basis against  registered  shares,  following  Swiss law. On
April 4, 2005 our trading symbol was changed to "IQPOF". The information in this annual report gives effect to the reverse-split.
	NASD Over The Counter Bulletin Board

	US$	US$

	High	Low

2003
First Quarter	0.50	0.36
Second Quarter	0.90	0.36
Third Quarter	1.00	0.35
Fourth Quarter	0.70	0.44

2004
First Quarter	0.78	0.51
Second Quarter	0.51	0.37
Third Quarter	0.42	0.29
Fourth Quarter	0.55	0.32

2005
First Quarter	0.53	0.35

_________________

The closing price for our registered shares on the OTCBB was US$0.58 on June 20,
2005.

The  over-the-counter  market  quotations  set forth above reflect  inter-dealer prices, without retail mark-up,  mark-down or commission and may not necessarily represent actual transactions.

B.   Plan of Distribution.

Not Applicable

C.   Markets.

The primary market for our Registered shares is on Frankfurt Stock Exchange (the
Frankfurter  Wertpapier  Boerse). Our securities were traded under the symbol IQP
(WKN 924110) and since April 04, 2005 trading  takes place under the symbol IQPB
(WKN  A0DQVL).  Our  registered  shares began  trading  over-the-counter  on the
Frankfurt Stock Exchange on July 28, 2000.

Our  registered  shares  have  also been  quoted  on the NASD  Over The  Counter
Bulletin Board (the "OTCBB")  since June 29, 1999.  Our  registered  shares were quoted  under the trading  symbol  "IQPR" till April 04, 2005 and are now quoted under the symbol "IQPOF".  As of the filing date of this report,  our securities are now admitted on the DTC Link,  an electronic  system for rapid  cross-border securities clearing  transactions  between leading custodial banks in Europe and the U.S.

D.   Selling Shareholders.

Not Applicable.

E.   Dilution.

Not Applicable

F.   Expenses of the Issue.

Not Applicable

ITEM 10. ADDITIONAL INFORMATION.

A.   Share Capital.

Not Applicable

B.   Memorandum and Articles of Association.

iQ Power AG is  registered  in the  Companies  Register  of the  Canton  of Zug,
Switzerland,  under the number  CH-170.3.027.783-9.  Our corporate  purposes are according  to the  articles of  association  as  attached.  Set forth below is a summary  of  certain  material  provisions  of the  Swiss  corporate  law.  This description does not purport to be complete.

-------------------------------------------------------------------------------------------------------------------------
                              The Corporation according to Art. 620 ff. of the Swiss Code of Obligations (CO)
-------------------------------------------------------------------------------------------------------------------------
1.                            Under Swiss corporation law the charter documents are its Articles of Incorporation.
                              These Articles have to set forth at least the name of the corporation, the Swiss Canton, in which its registered office is located and the domicile, the purpose of the
Charter Documents.            corporation, the issued capital and contributions made thereto, whether there are restrictions on share transfers, the number and the par value and the type of shares, the calling of a general meeting of shareholders and the voting rights of the shareholders, the bodies for the administration and the audit, and finally the form in which the corporation shall publish its notices.
-------------------------------------------------------------------------------------------------------------------------
2.                            Under Swiss corporation law a resolution of the General Meeting of Shareholders passed by at least two thirds of the votes represented and the absolute majority of the par value of shares represented, shall be required for the change of the corporation purpose,
Majority Required             the creation of shares with privileged voting right, the restriction of the transferability
for Special                   of registered shares, an increase of capital either authorized or subject to a condition,
Resolution/                   the limitation or withdrawal of pre-emptive rights, the change of the domicile of the
Extraordinary                 corporation, or the dissolution of the corporation without liquidation. Of course,
Action                        the Articles of Incorporation can declare other resolutions being subject to qualified majorities.
-------------------------------------------------------------------------------------------------------------------------
3.                            The corporate records of a Swiss corporation are maintained at its registered office and the cantonal commercial register. The commercial register maintains all corporate records
Access to Corporate           and changes thereof. Furthermore, the commercial register is publicly available. Therefore,
Records                       every interested person has access to corporate information such as names of the members of the Board of Directors and all information provided by the Articles of Incorporation.
-------------------------------------------------------------------------------------------------------------------------
                              In  Switzerland  the  concept of authorized capital does not exist.  The Swiss Code of
4.                            Obligations (CO) allows only an issued capital. A Swiss corporation may issue an unlimited number of shares, whereas the minimum capital is CHF 100'000.00. The share capital can also
Share Capital                 be paid in by  contributions  in kind but this requires a report from a specially  qualified auditor.
-------------------------------------------------------------------------------------------------------------------------
5.                            Shares can be issued either in the name of a holder (registered shares) or to bearer. Both types of shares may exist side by side in the proportion determined by the Articles of
Share Certificates            Incorporation. Bearer shares and registered shares are basically transferable without restriction, but the transferability of registered shares can be restricted by the Articles of Incorporation. Bearer shares are transferred by hand over of the share certificate and registered shares have to be duly endorsed for transferral. By amending the Articles of
                              Incorporation the General Meeting of Shareholders is authorized to split shares into shares with lower par value or to consolidate shares into shares with higher par value, whereas the consolidation of shares requires the approval of shareholders.
-------------------------------------------------------------------------------------------------------------------------

                                       60

-------------------------------------------------------------------------------------------------------------------------
                              The Corporation according to Art. 620 ff. of the Swiss Code of Obligations (CO)
-------------------------------------------------------------------------------------------------------------------------
                              The  members of the Board of Directors have to be elected by the General Meeting of
6.                            Shareholders. The Swiss corporate law requires the election of directors by the General
                              Meeting of Shareholders for a term not to exceed six years, whereas re-election is
Directors                     possible.  Under Swiss law the majority of the members of the Board of Directors have to be either  Swiss or European  Union  Citizens  and have to be  domiciled  in  Switzerland.
                              The federal Council may grant exceptions to this rule for companies whose principal purpose consists in holding  participations  in other  enterprises,  provided  the majority of these enterprises are abroad.  Only  shareholders are eligible to the Board of Directors, whereas fiduciary  shareholding is sufficient.  The Board of Directors has certain non-transferable and inalienable  duties, such as the ultimate management of the corporation and the giving of the necessary directives, the establishment of the organization, the structuring of the accounting system and of the financial controls as well as the financial planning insofar as this is necessary to manage the corporation, the appointment and removal of the persons entrusted with the management and the representation, the preparation of the business report as well as the preparation of the
                              General Meeting of the Shareholders and the implementing of its resolutions and the notification of the judge in the case of over indebtedness.  The members of the Board of
                              Directors and all persons engaged in the management are liable not only to the corporation, but also to each shareholder and to the corporation's obligees for the damage caused by intentional or negligent violation of their duties. There are specific insurances covering those risks.
-------------------------------------------------------------------------------------------------------------------------
                              The General Meeting of Shareholders is the supreme corporate body of the corporation.  It
7.                            has certain inalienable powers, such as the adoption and the amending of the Articles of
                              Incorporation, the election of the members of the Board of Directors and of the auditors,
Members/                      the  approval of the annual report and of the consolidated statements of account, the
Shareholders                  approval of the annual financial statement as well as the resolution on the use of the balance sheet profit, in particular, the declaration of dividends and the release of the members of the Board of Directors.  The ordinary General Meeting of Shareholders takes place annually within six months after the close of the business year, special meetings are called according to need.  The General Meeting of Shareholders is called by the Board of Directors and if necessary by the auditors at the latest twenty days prior to the day of the meeting.  The calling of a general Meeting of Shareholders  may also be requested by one or more shareholders representing together at least ten percent of the share capital. The calling has to state the agenda items as well as the motions of the Board of Directors and of the shareholders who have requested the holding of a General Meeting of Shareholders or the inclusion of an item in the agenda.  No resolution may be passed on motions concerning agenda items which have not been duly announced.
-------------------------------------------------------------------------------------------------------------------------
8.                            Under Swiss law the business report and the auditor's report of the particular business year have to be made available for inspection at the corporation's domicile no later than
Financial Disclosure          twenty days prior to the ordinary General Meeting of Shareholders.  Any shareholder may request that a copy of these documents be immediately sent to him.  Any shareholder may still request from the corporation the business report in the form approved by the General
                              Meeting of Shareholders, as well as the auditor's report, during the year following the
                              General Meeting of Shareholders.  At the General Meeting of Shareholders any shareholder is entitled to request information from the Board of Directors concerning the affairs of the corporation and from the auditor concerning the execution and the results of their examination.  The corporation has to give information to the extent necessary for the exercising of shareholders' rights.  Information may be refused if business secrets or other interests of the corporation worth being protected are jeopardized.  Auditors must be independent from the Board of Directors and from any shareholder who has a majority vote.
                              In particular, they shall not be employees of the corporation to be audited, and they shall not perform work for it incompatible with the auditing  mandate.  If the shares of the corporation  are listed on the stock exchange, the auditors must meet special professional qualifications.  The auditor can be replaced based on the regulation in the Articles of
                              Incorporation.
-------------------------------------------------------------------------------------------------------------------------

                                       61

-------------------------------------------------------------------------------------------------------------------------
                              The Corporation according to Art. 620 ff. of the Swiss Code of Obligations (CO)
-------------------------------------------------------------------------------------------------------------------------
9.                            The Board of Directors and any shareholder may take legal actions against the corporation to challenge resolutions of the General Meeting of Shareholders, which violate the law or
Dissent                       the Articles of Incorporation. Decisions are particularly challengeable if they withdraw or
Proceedings/                  limit shareholders' rights thereby violating the law or the Articles of Incorporation.
Appraisal Rights              Decisions are also challengeable if they withdraw or limit shareholders' rights without proper reason or if they withdraw the profit orientation of the corporation without the consent of all shareholders. If the legal action by the shareholder is successful a judgement will annul the resolution of the General Meeting. In Switzerland there are no appraisal rights provided by law but in a merger the merging corporations can contractually agree on a possibility for shareholders to opt for a cash-out.
-------------------------------------------------------------------------------------------------------------------------
10.                           In Switzerland on July 1, 2004, the new Swiss Merger Act became effective. The Swiss Merger
                              Act provides two forms of merger. In what is referred to as an absorption, a target
Amalgamation (Merger)         corporation merges into an acquiring corporation.  By operation of law, the acquirer not only becomes the owner of the assets of the target  corporation  but also becomes subject to the actual and contingent  liabilities of the target.  Upon finalizing the transaction,  the target  corporation  disappears,  and  its  dissolution  is  registered  in  the  commercial register.  Thus,  it ceases to exist while the  acquiring  corporation  continues  to exist.
                              Characteristic  of  this  form of  merger  is  that,  prior  to the  merger,  the  acquiring corporation  has  previously  existed  as a  legal  entity.  In  what  is  referred  to as a combination,  two (or more)  companies  merge on equal  terms  and form a newly  established entity. It is the  characteristic of this merger that the acquiring  corporation  originates from the  transaction  itself.  The  Merger Act  stipulates  specific  guidelines  regarding mergers between companies that are in a control  relationship  (parent / subsidiary) to each other as well as for  mergers  between  small and  medium  enterprises.  On the other  hand, additional  legal  constrains  apply if one of the merging firms is in liquidation or if one corporation is over indebted or reports that half of its equity is no longer covered.
-------------------------------------------------------------------------------------------------------------------------
11.                           The Swiss corporate law does not contain any regulations referring compulsory acquisitions.
                              Only if a corporation is registered with the Swiss Stock Exchange (SWX) the specific rules
Take-Over Bids and            of the Stock Exchange Act apply. The Swiss Stock Exchange Act contains several regulations
Compulsory                    such as opting up, opting out, squeeze out, squeeze in, etc. The new Swiss Merger Act
Acquisitions                  contains the possibility for merging corporations to contractually opt for a squeeze-out of minority shareholders if at least 90% of the shareholders of the transferring corporation agree.
-------------------------------------------------------------------------------------------------------------------------

C.   Material Contracts.

None, other than disclosed in this report.

D.   Exchange Controls and other limitations affecting security holders

There are,  except in limited  embargo  circumstances  pursuant  to  resolutions adopted by the United Nations or the European  Union,  no legal  restrictions in
Germany on international capital movements and foreign exchange transactions.

For  statistical  purposes only,  every  individual or  corporation  residing in
Germany  (a  "Resident")  must  report  to the  German  Central  Bank  (Deutsche
Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to or on account of an individual or corporation  residing  outside
Germany (a "Nonresident") if such payment exceeds (euro)12,500 or the equivalent in a foreign currency. In addition,  Residents must report any claims against or any  liabilities  payable to  Nonresidents  if such claims or liabilities in the aggregate exceed  (euro)5,000,000 or the equivalent in a foreign currency during any one month.

There are  currently  no Swiss  foreign  exchange  controls  or other Swiss laws restricting  the  import or  export of  capital  by iQ or its  subsidiaries.  In addition,  there are  currently no  restrictions  under Swiss law  affecting the remittance of dividends,  interest or other payments to non-resident  holders of
iQ securities.

Neither Swiss Law nor the Articles of  Association  (Satzung) of iQ Power impose any  limitations  on the rights of Nonresident or foreign owners to hold or vote
iQ Shares.

E.   Taxation.

This section  outlines the material  Swiss tax and United States  federal income tax  consequences  of the ownership of IQ  registered  shares by a US holder (as defined below) who holds IQ registered  shares as capital assets. It is designed to explain the major  interactions  between Swiss and US taxation for US persons who hold IQ shares.  The  discussion  does not address the tax  consequences  to persons  who hold IQ  registered  shares in  particular  circumstances,  such as
tax-exempt  entities,   banks,  financial  institutions,   insurance  companies,
broker-dealers,  traders in  securities  that  elect to mark to market,  holders liable for alternative  minimum tax, holders that actually or constructively own
10% or more of the voting stock of IQ, holders that hold IQ registered shares as part of a straddle  or a hedging or  conversion  transaction  or US holders  (as defined  below)  whose  functional  currency  for US tax  purposes is not the US dollar.  This  discussion  also does not apply to holders who acquired  their IQ registered  shares  pursuant  to the  exercise  of  employee  stock  options  or otherwise  as  compensation  or through a  tax-qualified  retirement  plan.  The discussion  is based  on the tax  laws of  Switzerland  and the  United  States, including  the US Internal  Revenue Code of 1986,  as amended,  its  legislative history,  existing and proposed  regulations  under the Internal  Revenue  Code, published  rulings  and  court  decisions,  as in  effect  on the  date  of this document,  as well as the  convention  between the United  States of America and
Switzerland,  which we call the  "Treaty," all of which may be subject to change or change in interpretation,  possibly with retroactive  effect. For purposes of this discussion,  a "US holder" is any beneficial owner of IQ registered  shares that is for US federal income tax purposes:

     o    a citizen or resident of the United States,

     o    a domestic corporation or other entity taxable as a corporation,

     o    an estate,  the income of which is  subject to United  States  federal income tax without regard to its source, or

     o    a trust,  if a court  within  the  United  States is able to  exercise primary  supervision over the  administration  of the trust and one or
          more  United  States   persons  have  the  authority  to  control  all
          substantial decisions of the trust.

The  discussion  does not generally  address any aspects of Swiss taxation other than income and capital taxation or of United States taxation other than federal income  taxation.  Holders of IQ shares are urged to consult  their tax advisors regarding the United States federal, state and local and the Swiss and other tax consequences  of  owning  and  disposing  of these  shares  in their  particular circumstances.

Ownership of IQ Registered shares - Swiss Taxation

     Dividends and Distributions

Dividends paid by IQ to a holder of IQ registered shares (including dividends on liquidation  proceeds  and  stock  dividends)  are  subject  to a Swiss  federal withholding  tax at a rate of 35%. The withholding tax must be withheld from the gross distribution,  and be paid to the Swiss Federal Tax  Administration.  A US holder  that  qualifies  for  Treaty  benefits  may  apply  for a refund  of the withholding  tax withheld in excess of the 15% Treaty rate. The claim for refund must be filed  with the  Swiss  Federal  Tax  Administration,  Eigerstrasse  65,
CH-3003 Berne, Switzerland no later than December 31 of the third year following the end of the calendar year in which the income subject to withholding was due.
The form used for  obtaining  a refund is Swiss Tax Form 82 (82C for  companies;
82E for other  entities;  821 for  individuals),  which may be obtained from any
Swiss  Consulate  General in the  United  States or from the Swiss  Federal  Tax
Administration  at the address above.  The form must be filled out in triplicate with each copy duly  completed  and signed  before a notary public in the United
States, a US Embassy or a US Consulate. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source. Repayment of capital in the form of a par value reduction is not subject to Swiss withholding tax.

     Transfers of IQ Registered shares

The sale of IQ  registered  shares,  whether by Swiss  resident or  non-resident holders  (including US holders),  may be subject to a Swiss securities  transfer stamp duty of up to 0.15%  calculated on the sale proceeds if it occurs  through or with a bank or other securities dealer in Switzerland as defined in the Swiss
Federal Stamp Tax Act. In addition to the stamp duty,  the sale of IQ registered shares by or through a member of a recognized stock exchange may be subject to a stock exchange  levy.  Capital gains realized by a US holder upon the sale of IQ registered shares are not subject to Swiss income or gains taxes, unless such US holder  holds  such  shares as  business  assets of a Swiss  business  operation qualifying as a permanent  establishment  for the purposes of the Treaty. In the latter case,  gains are taxed at ordinary Swiss  individual or corporate  income tax rates,  as the case may be, and losses are  deductible for purposes of Swiss income taxes.

Ownership of IQ Registered shares-United States Federal Income Taxation

     Dividends and Distribution

Subject to the passive  foreign  investment  company rules  discussed  below, US holders will  include in gross  income the gross  amount of any  dividend  paid, before  reduction  for Swiss  withholding  taxes,  by IQ out of its  current  or accumulated earnings and profits, as determined for United States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the US holder. Dividends paid to a noncorporate US holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding  period in the  shares of more  than 61 days  during  the  120-day period  beginning 60 days before the  ex-dividend  date and meets other  holding period  requirements.  Dividends  paid by IQ with  respect  to the  shares  will generally be qualified  dividend  income.  For United States  federal income tax purposes, a dividend will include a distribution characterized as a repayment of capital in the form of a par value reduction, if the distribution is made out of current or accumulated earnings and profits, as described above.  Dividends will be income  from  sources  outside  the  United  States  for  foreign  tax credit limitation  purposes,  but  generally  will be  "passive  income" or  "financial services  income," which are treated  separately  from other types of income for foreign tax credit limitation purposes. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the  maximum 15% rate.  The  dividend  will not be  eligible  for the dividends-received  deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  The amount of the  dividend  distribution  included in income of a US holder will be the US dollar  value of the Swiss franc  payments  made,  determined  at the spot Swiss franc/US  dollar rate on the date such dividend  distribution is included in the income of the US holder,  regardless of whether the payment is in fact converted into US dollars.  Generally,  any gain or loss resulting from currency  exchange fluctuations  during  the  period  from the date the  dividend  distribution  is included in income to the date such dividend  distribution  is converted into US dollars  will be  treated  as  ordinary  income or loss.  Such gain or loss will generally  be income or loss from sources  within the United  States for foreign
tax  credit  limitation  purposes.   Distributions  in  excess  of  current  and
accumulated earnings and profits, as determined for United States federal income tax  purposes,  will be  treated  as a return of capital to the extent of the US holder's  basis in its IQ  registered  shares and  thereafter  as capital  gain.
Subject to certain  limitations,  the Swiss tax withheld in accordance  with the
Treaty and paid over to Switzerland  will be creditable  against the US holder's
United States federal  income tax  liability.  To the extent a refund of the tax withheld is available to a US holder under the laws of  Switzerland or under the
Treaty,  the amount of tax withheld that is refundable  will not be eligible for credit  against the US holder's  United  States  federal  income tax  liability, whether or not the refund is actually  obtained.  Stock  dividends to US holders that are  made as part of a pro  rata  distribution  to all  shareholders  of IQ generally  will not be subject to United States  federal  income tax. US holders that  received a stock  dividend that is subject to Swiss tax but not US tax may not have enough foreign income for US tax purposes to receive the benefit of the foreign  tax credit  associated  with that tax,  unless  the holder has  foreign income from other sources.

     Transfers of IQ Registered shares

Subject to the passive foreign  investment  company rules discussed  below, a US holder that sells or otherwise  disposes of IQ registered  shares generally will recognize  capital gain or loss for United  States  federal  income tax purposes equal to the difference  between the US dollar value of the amount  realized and the tax basis,  determined in US dollars,  in the IQ registered shares.  Capital gain of a non-corporate  US holder that is recognized  before January 1, 2009 is generally  taxed at a maximum rate of 15% if the IQ registered  shares were held for more than one year.  The gain or loss will  generally be income or loss from sources  within the United  States for foreign tax credit  limitation  purposes.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated  material U.S.  federal income tax consequences  to a U.S.  Holder (as defined  below) arising from and relating to the acquisition, ownership, and disposition of Registered Shares.

This summary is for general information purposes only and does not purport to be a  complete  analysis  or  listing  of all  potential  U.S.  federal  income tax consequences  that may apply to a U.S.  Holder  as a result of the  acquisition, ownership,  and disposition of Registered Shares. In addition, this summary does not take into account the individual  facts and  circumstances of any particular
U.S.  Holder that may affect the U.S.  federal  income tax  consequences  of the acquisition,  ownership, and disposition of Registered Shares. Accordingly, this summary is not  intended to be, and should not be  construed  as,  legal or U.S.
federal  income tax advice with  respect to any U.S.  Holder.  Each U.S.  Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S.  federal,  U.S. state and local,  and foreign tax  consequences  of the acquisition, ownership, and disposition of Registered Shares.

Scope of this Disclosure

Authorities
-----------

This  summary is based on the  Internal  Revenue  Code of 1986,  as amended (the
"Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings  of the  Internal  Revenue  Service  ("IRS"),  published  administrative positions of the IRS, the  Convention  Between The United  States Of America And
The Swiss  Confederation  For The  Avoidance Of Double  Taxation With Respect To
Taxes  On  Income  (the  "Switzerland-U.S.  Tax  Convention"),  and  U.S.  court decisions that are applicable and, in each case, as in effect and available,  as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse  manner at any time, and any such change  could be applied on a  retroactive  basis.  This  summary  does not discuss the potential  effects,  whether adverse or beneficial,  of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders
------------

For  purposes  of this  summary,  a  "U.S.  Holder"  is a  beneficial  owner  of
Registered  Shares  that,  for  U.S.  federal  income  tax  purposes,  is (a) an individual who is a citizen or resident of the U.S.,  (b) a corporation,  or any other entity  classified as a corporation for U.S.  federal income tax purposes, that is created or  organized  in or under the laws of the U.S.  or any state in the U.S.,  including  the District of  Columbia,  (c) an estate if the income of such estate is subject to U.S.  federal  income tax  regardless of the source of such income,  or (d) a trust if (i) such trust has validly elected to be treated as a U.S.  person for U.S.  federal  income tax purposes or (ii) a U.S. court is able to exercise primary  supervision over the  administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders
----------------

For  purposes of this  summary,  a "non-U.S.  Holder" is a  beneficial  owner of
Registered  Shares other than a U.S.  Holder.  This summary does not address the
U.S.  federal  income  tax  consequences  of  the  acquisition,  ownership,  and disposition of Registered Shares to non-U.S.  Holders.  Accordingly,  a non-U.S.
Holder should consult its own financial  advisor,  legal counsel,  or accountant regarding the U.S.  federal,  U.S. state and local, and foreign tax consequences
(including  the potential  application  of and operation of any tax treaties) of the acquisition, ownership, and disposition of Registered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
---------------------------------------------------------------------------

This summary does not address the U.S.  federal income tax  consequences  of the acquisition,  ownership,  and disposition of Registered  Shares to U.S.  Holders that are subject to special  provisions under the Code,  including the following
U.S.  Holders:  (a) U.S.  Holders that are tax-exempt  organizations,  qualified
retirement  plans,   individual   retirement  accounts,  or  other  tax-deferred
accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate  investment  trusts,  or regulated  investment  companies;  (c) U.S.
Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market  accounting  method;  (d) U.S. Holders that have a "functional  currency" other than the U.S. dollar;  (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Registered  Shares as part of a straddle,  hedging  transaction,  conversion transaction,  constructive  sale, or other  arrangement  involving more than one position;  (g) U.S. Holders that acquired  Registered  Shares in connection with the  exercise  of  employee  stock  options or  otherwise  as  compensation  for services;  (h) U.S. Holders that hold Registered  Shares other than as a capital asset within the meaning of Section 1221 of the Code;  or (i) U.S.  Holders that own,

directly  or  indirectly,  10%  or  more,  by  voting  power  or  value,  of the outstanding  shares of the  Company.  U.S.  Holders  that are subject to special provisions under the Code,  including U.S. Holders described  immediately above, should  consult  their  own  financial  advisor,  legal  counsel  or  accountant regarding the U.S.  federal,  U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Registered Shares.

If an entity that is classified as partnership  (or  "pass-through"  entity) for
U.S.  federal  income tax purposes holds  Registered  Shares,  the U.S.  federal income tax consequences to such partnership (or  "pass-through"  entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through"  entity) and the  status  of such  partners  (or  owners).  Partners  of  entities  that  are classified  as  partnerships  (or owners of  "pass-through"  entities)  for U.S.
federal income tax purposes  should consult their own financial  advisor,  legal counsel or accountant  regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registered Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed
------------------------------------------------------------------------------

This summary does not address the U.S. state and local,  U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and  disposition of Registered  Shares.  Each U.S. Holder should consult its own financial  advisor,  legal counsel,  or accountant  regarding the U.S. state and local,  U.S.  federal  estate and gift,  and  foreign  tax  consequences  of the acquisition, ownership, and disposition of Registered Shares.

U.S.  Federal  Income  Tax  Consequences  of  the  Acquisition,  Ownership,  and
Disposition of Registered Shares

Distributions on Registered Shares
----------------------------------

     General Taxation of Distributions

A  U.S.   Holder  that  receives  a   distribution,   including  a  constructive
distribution,  with respect to the Registered Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the
Company,  such  distribution  will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Registered Shares and,
(b)  thereafter,  as gain from the sale or exchange of such  Registered  Shares.
(See more detailed discussion at "Disposition of Registered Shares" below).

     Reduced Tax Rates for Certain Dividends

For taxable years  beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company  generally will be taxed at the  preferential tax rates  applicable to long-term  capital gains if (a) the Company is a "qualified foreign  corporation"  (as defined below),  (b) the U.S.  Holder  receiving such dividend is an individual,  estate,  or trust,  and (c) such dividend is paid on
Registered  Shares that have been held by such U.S.  Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such  Registered  Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified  foreign  corporation"  under Section
1(h)(11)  of the  Code  (a  "QFC")  if (a)  the  Company  is  incorporated  in a possession  of the U.S.,  (b) the  Company is eligible  for the  benefits of the
Switzerland-U.S. Tax Convention, or (c) the Registered Shares are readily tradable  on an  established  securities  market  in the  U.S.  Under  a  notice published  by the IRS,  stock will be  considered  as  "readily  tradable  on an established securities market in the U.S." if such stock is listed on a national securities  exchange  that  is  registered  under  section  6 of the  Securities
Exchange Act of 1934 or on the Nasdaq Stock  Market.  The IRS  announced in that notice that it is  considering  the treatment of dividends  paid with respect to stock listed only in a manner that does not satisfy this  definition of "readily tradable on an established securities market in the U.S.," such as stock that is traded on the OTC Bulletin Board or on the electronic pink sheets.

However,  even if the Company  satisfies one or more of such  requirements,  the
Company  will not be  treated  as a QFC if the  Company  is a  "passive  foreign investment  company"  (as defined  below) for the taxable  year during which the
Company pays a dividend or for the preceding  taxable  year.  In 2003,  the U.S.
Department of the Treasury  (the  "Treasury")  and the IRS  announced  that they intended  to issue  Treasury  Regulations  providing  procedures  for a  foreign corporation to certify that it is a QFC.  Although  these  Treasury  Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to  issue  these  Treasury  Regulations.  It is  expected  that  these  Treasury
Regulations will obligate persons required to file information returns to report a  distribution  with  respect  to  a  foreign  security  issued  by  a  foreign corporation as a dividend from a QFC if the foreign corporation has, among other things,  certified under  penalties of perjury that the foreign  corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed  below, the Company does not believe that it was a "passive foreign investment  company" for the taxable year ended  December 31, 2004, and does not expect that it will be a "passive  foreign  investment  company" for the taxable year ending  December 31, 2005.  (See more detailed  discussion  at  "Additional
Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its "passive foreign investment  company" status or that the Company will not be a "passive  foreign  investment  company" for the current or any future  taxable year. Accordingly,  although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the  determination  made by the
Company  concerning  its QFC  status,  that  the  Company  will be a QFC for the current or any future  taxable year, or that the Company will be able to certify that it is a QFC in accordance with the  certification  procedures issued by the
Treasury and the IRS.

If the Company is not a QFC, a dividend  paid by the  Company to a U.S.  Holder, including a U.S. Holder that is an individual,  estate, or trust, generally will be taxed at  ordinary  income tax rates (and not at the  preferential  tax rates applicable to long-term capital gains). The dividend rules are complex, and each
U.S.  Holder  should  consult  its own  financial  advisor,  legal  counsel,  or accountant regarding the dividend rules.

     Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be  equal  to the  U.S.  dollar  value  of such  distribution  based on the exchange  rate  applicable on the date of receipt.  A U.S.  Holder that does not convert foreign  currency  received as a distribution  into U.S.  dollars on the date of receipt  generally will have a tax basis in such foreign  currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a
U.S. Holder  generally will recognize  ordinary income or loss on the subsequent sale or  other  taxable  disposition  of such  foreign  currency  (including  an exchange for U.S. dollars).

     Dividends Received Deduction

Dividends paid on the Registered  Shares  generally will not be eligible for the
"dividends  received  deduction."  The  availability  of the dividends  received deduction  is subject to complex  limitations  that are beyond the scope of this discussion,  and a U.S.  Holder  that is a  corporation  should  consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Registered Shares
--------------------------------

A U.S.  Holder  will  recognize  gain  or  loss on the  sale  or  other  taxable disposition of Registered  Shares in an amount equal to the difference,  if any, between  (a) the  amount  of cash  plus the fair  market  value of any  property received and (b) such U.S.  Holder's tax basis in the Registered  Shares sold or otherwise  disposed of. Any such gain or loss  generally will be capital gain or loss, which will be long-term  capital gain or loss if the Registered Shares are held for more than one year.  Gain or loss  recognized  by a U.S.  Holder on the sale or other taxable disposition of Registered Shares generally will be treated as "U.S.  source" for  purposes of applying the U.S.  foreign tax credit  rules.
(See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual,  estate, or trust.  There are currently no preferential tax rates for long-term  capital gains of a U.S. Holder that is a corporation.  Deductions for capital  losses and net capital  losses are subject to complex  limitations.
For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual,  estate, or trust generally may be carried forward to subsequent  taxable years, until such net capital loss is exhausted.  For a U.S.  Holder that is a  corporation,  capital losses may be used to offset  capital  gains,  and an unused  capital  loss  generally  may be carried  back three years and carried  forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit
------------------

A U.S. Holder who pays (whether directly or through  withholding) foreign income tax with respect to dividends  paid on the Registered  Shares  generally will be entitled,  at the election of such U.S. Holder, to receive either a deduction or a credit for such  foreign  income tax paid.  Generally,  a credit will reduce a
U.S.  Holder's U.S. federal income tax liability on a  dollar-for-dollar  basis, whereas a deduction will reduce a U.S.  Holder's income subject to U.S.  federal income tax.  This  election is made on a  year-by-year  basis and applies to all foreign taxes paid (whether  directly or through  withholding)  by a U.S. Holder during a year.

Complex  limitations  apply to the  foreign tax  credit,  including  the general limitation  that the  credit  cannot  exceed the  proportionate  share of a U.S.
Holder's U.S.  federal  income tax liability  that such U.S.  Holder's  "foreign source" taxable income bears to such U.S. Holder's  worldwide taxable income. In applying this limitation,  a U.S. Holder's various items of income and deduction must be classified,  under complex rules,  as either  "foreign  source" or "U.S.
source." In addition,  this limitation is calculated  separately with respect to specific categories of income (including "passive income," "high withholding tax interest,"  "financial  services  income,"  "general  income," and certain other categories of income).  Dividends paid by the Company  generally will constitute
"foreign  source" income and generally  will be categorized as "passive  income"
or, in the case of certain U.S. Holders,  "financial  services income." However, for taxable  years  beginning  after  December 31, 2006,  the foreign tax credit limitation  categories are reduced to "passive income" and "general income" (and the other  categories  of income,  including  "financial  services  income," are eliminated).  The foreign tax credit  rules are  complex,  and each U.S.  Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax
---------------------------------------------

Payments  made  within  the  U.S.,  or by a U.S.  payor  or U.S.  middleman,  of dividends  on,  and  proceeds  arising  from  certain  sales  or  other  taxable dispositions  of,  Registered  Shares  generally  will be subject to information reporting and backup  withholding  tax, at the rate of 28%, if a U.S. Holder (a)
fails to furnish such U.S. Holder's correct U.S. taxpayer  identification number
(generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number,  (c) is notified by the IRS that such U.S. Holder has previously  failed to properly  report  items  subject to backup  withholding  tax, or (d) fails to certify,  under  penalty of perjury,  that such U.S.  Holder has  furnished  its correct U.S.  taxpayer  identification  number and that the IRS has not notified such U.S. Holder that it is subject to backup  withholding  tax.  However,  U.S.
Holders that are  corporations  generally  are excluded  from these  information reporting and backup  withholding tax rules. Any amounts withheld under the U.S.
backup withholding tax rules will be allowed as a credit against a U.S. Holder's
U.S.  federal  income tax liability,  if any, or will be refunded,  if such U.S.
Holder  furnishes  required  information  to the IRS.  Each U.S.  Holder  should consult its own financial advisor,  legal counsel,  or accountant  regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the  Company is a  "controlled  foreign  corporation"  or a "passive  foreign investment  company"  (each as defined  below),  the preceding  sections of this summary  may not  describe  the U.S.  federal  income tax  consequences  to U.S.
Holders of the acquisition, ownership, and disposition of Registered Shares.

Controlled Foreign Corporation
------------------------------

The Company generally will be a "controlled  foreign  corporation" under Section
957 of the Code (a  "CFC") if more  than 50% of the  total  voting  power or the total  value of the  outstanding  shares of the  Company is owned,  directly  or indirectly,  by  citizens  or  residents  of the  U.S.,  domestic  partnerships, domestic corporations,  domestic estates, or domestic trusts (each as defined in
Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10%
or more of the total  voting power of the  outstanding  shares of the Company (a
"10% Shareholder").

If the Company is a CFC, a 10% Shareholder  generally will be subject to current
U.S.  federal  income tax with  respect to (a) such 10%  Shareholder's  pro rata share of the  "subpart F income"  (as defined in Section 952 of the Code) of the
Company  and (b) such 10%  Shareholder's  pro rata share of the  earnings of the
Company  invested in "United States  property" (as defined in Section 956 of the
Code).  In addition,  under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Registered Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year  period ending with such sale or other  taxable  disposition  generally  will be treated as a dividend  to the extent of the  "earnings  and profits" of the Company that are  attributable  to such  Registered  Shares.  If the  Company is both a CFC and a "passive  foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive  foreign  investment  company") with respect to any
10% Shareholder.

The Company does not believe that it has  previously  been,  or currently  is, a
CFC.  However,  there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company
----------------------------------

The Company  generally  will be a "passive  foreign  investment  company"  under
Section 1297 of the Code (a "PFIC") if, for a taxable  year,  (a) 75% or more of the gross income of the Company for such  taxable year is passive  income or (b)
50% or more of the assets held by the Company either  produce  passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets,  if the Company is not publicly  traded and either is a "controlled  foreign  corporation"  or makes an election). "Passive income" includes, for example, dividends,  interest, certain rents and royalties,  certain gains from the sale of stock and  securities,  and certain gains from commodities transactions.

For  purposes  of the PFIC income test and asset test  described  above,  if the
Company  owns,  directly  or  indirectly,  25% or more of the total value of the outstanding shares of another foreign  corporation,  the Company will be treated as if it (a) held a  proportionate  share of the  assets of such  other  foreign corporation  and (b) received  directly a  proportionate  share of the income of such other  foreign  corporation.  In addition,  for purposes of the PFIC income test and asset test  described  above,  "passive  income"  does not  include any interest,  dividends,  rents,  or royalties  that are received or accrued by the
Company from a "related  person" (as defined in Section  954(d)(3) of the Code), to the extent such items are  properly  allocable  to the income of such related person that is not passive income.

If the Company is a PFIC,  the U.S.  federal income tax  consequences  to a U.S.
Holder of the acquisition,  ownership, and disposition of Registered Shares will depend on whether  such U.S.  Holder makes an election to treat the Company as a
"qualified  electing  fund"  or  "QEF"  under  Section  1295 of the Code (a "QEF
Election")  or a  mark-to-market  election  under  Section  1296 of the  Code (a
"Mark-to-Market  Election").  A U.S.  Holder  that  does not  make  either a QEF
Election or a  Mark-to-Market  Election will be referred to in this summary as a
"Non-Electing U.S. Holder."

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Registered Shares,  and any "excess  distribution" (as defined in
Section  1291(b) of the Code)  paid on the  Registered  Shares,  must be ratably allocated to each day in a  Non-Electing  U.S.  Holder's  holding period for the
Registered Shares. The amount of any such gain or excess distribution  allocated to  prior  years of such  Non-Electing  U.S.  Holder's  holding  period  for the
Registered  Shares  generally will be subject to U.S.  federal income tax at the
highest  tax  applicable  to  ordinary   income  in  each  such  prior  year.  A
Non-Electing  U.S.  Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S.  Holder that makes a QEF  Election  generally  will not be subject to the rules of Section 1291 of the Code discussed above.  However,  a U.S. Holder that makes a QEF Election  generally  will be subject to U.S.  federal  income tax on such U.S.  Holder's pro rata share of (a) the "net capital gain" of the Company, which will be taxed as long-term  capital gain to such U.S. Holder,  and (b) and the "ordinary  earnings" of the Company,  which will be taxed as ordinary income to such U.S.  Holder. A U.S. Holder that makes a QEF Election will be subject to
U.S.  federal  income tax on such  amounts  for each  taxable  year in which the
Company is a PFIC,  regardless of whether such amounts are actually  distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if

the Registered  Shares are "marketable  stock" (as defined in Section 1296(e) of the Code). A U.S.  Holder that makes a  Mark-to-Market  Election will include in gross  income,  for each taxable year in which the Company is a PFIC,  an amount equal to the  excess,  if any, of (a) the fair  market  value of the  Registered
Shares as of the close of such  taxable  year  over (b) such U.S.  Holder's  tax basis in such  Registered  Shares.  A U.S.  Holder  that makes a  Mark-to-Market
Election  will,  subject to certain  limitations,  be allowed a deduction  in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the  Registered  Shares  over (b) the fair  market  value of such  Registered
Shares as of the close of such taxable year.

The  Company  does not  believe  that it was a PFIC for the  taxable  year ended
December  31,  2004,  and does not expect that it will be a PFIC for the taxable year ending December 31, 2005. There can be no assurance,  however, that the IRS will not challenge the  determination  made by the Company  concerning  its PFIC status or that the  Company  will not be a PFIC for the  current  or any  future taxable year.

The PFIC  rules  are  complex,  and each  U.S.  Holder  should  consult  its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may  affect  the U.S.  federal  income  tax  consequences  of the acquisition, ownership, and disposition of Registered Shares.

F.   Dividends and Paying Agents.

Not Applicable

G.   Statement by Experts.

Not Applicable

H.   Documents on Display.

Any  statement  in this Annual  Report about any of the  Company's  contracts or other  documents  is not  necessarily  complete.  If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report.  Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of the Company's filings with the U.S.  Securities and
Exchange  Commission ("the "SEC"),  including  exhibits and schedules filed with it, at the SEC's public reference  facilities in Room 1024, Judiciary Plaza, 450
Fifth Street,  N.W.,  Washington,  D.C. 20549. Readers may also obtain copies of such  materials  from  the  Public  Reference  Section  of the SEC,  Room  1024,
Judiciary Plaza, 450 Fifth Street, N.W.,  Washington,  D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site  (http://www.sec.gov)  that contains reports,  submissions and other information  regarding registrants that file  electronically  with the SEC. The Company has only recently become subject to the requirement to file  electronically  through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and  registration  statements,  reports and other  documents under the Securities Exchange Act of 1934, as amended.

Readers may read and copy any reports,  statements or other information that the
Company  files with the SEC at the address  indicated  above and may also access them  electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

Any of the documents  referred to above can be viewed at the iQ Germany business offices at  Inselkammer  Strasse 4, D-82008  Unterhaching,  Germany.  All of the
documents referred to above are available in English.

The Company is required to file reports and other information with the SEC under the securities  exchange act of 1934, as amended.  Reports and other information filed by the  company  with the SEC may be  inspected  and  copied  at the SEC's public reference  facilities  described above. As a foreign private issuer,  the
Company is exempt from the rules under the  securities  exchange act of 1934, as amended  prescribing  the  furnishing  and content of proxy  statements  and the
Company's  officers,  directors and principal  shareholders  are exempt from the reporting and short-swing profit recovery provisions  contained in section 16 of the securities  exchange act of 1934, as amended.  under the securities exchange act of 1934,  as  amended,  as a foreign  private  issuer,  the  Company  is not required to publish financial  statements as frequently or as promptly as United
States companies.

I.   Subsidiary Information.

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk represents the risk of loss that may impact the financial  position, results of  operations,  or cash flows of the Company due to adverse  changes in financial market prices, including interest rate risk, foreign currency exchange rate risk,  commodity price risk, and other relevant market or price risks.  The effect of the foreign  exchange risk on the Company's cash balances is discussed earlier in this Annual Report - see "Item 5 -Operating and Financial  Review and
Prospects - Operating  Results - Fiscal year ended December 31, 2004 as compared to Fiscal year ended December 31, 2003".

As the Company is in the  exploration  stage,  it  presently  has no  activities related to derivative financial instruments or derivative commodity instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There are none.

ITEM 14.  MATERIAL  MODIFICATIONS  TO THE RIGHTS OF SECURITY  HOLDERS AND USE OF
          PROCEEDS.

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Company  maintains  disclosure  controls and procedures that are designed to ensure that the information  required to be disclosed in the Company's  Exchange
Act reports is recorded,  processed,  summarized  and  reported  within the time periods  specified in the SEC's rules and forms,  and that such  information  is accumulated  and  communicated  to  management,  including the  Company's  Chief
Executive Officer and Chief Financial Officer,  as appropriate,  to allow timely decisions regarding required  disclosure.  After evaluating the effectiveness of the Company's  disclosure  controls and  procedures  (as defined in Exchange Act
Rules  13a-14(c)  and  15d-14(c))  as of the end of the  period  covered by this
Annual Report,  the Chief  Executive  Officer and Chief  Financial  Officer have concluded that as of such date, the Company's  disclosure controls and procedure were adequate and effective to ensure that material  information relating to the
Company and its consolidated  subsidiaries would be made known to them by others within those entities.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these disclosure controls and procedures during the period  covered by this  Annual  Report,  including  any  significant deficiencies  or material  weaknesses  of internal  controls  that would require corrective action.

ITEM 16.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has  determined  that Dr.  Raymond  Wicki  meets the  requirements  of an "audit committee financial expert" as defined in Item 16A of Form 20-F. Dr. Wicki is an independent  director,  as independence is currently defined in the AMEX listing standards for audit committee members.

ITEM 16B.  CODE OF ETHICS

As of the date of this report,  we are in the process of  considering,  but have not adopted a Code of Conduct that applies to our principal  executive  officer, principal financial officer, principal accounting officer, controller or persons performing  similar  functions  (including our Chief  Executive  Officer,  Chief
Financial Officer and Corporate Controller).  We are evaluating the requirements of an  appropriate  Code of Conduct  under Swiss,  German and United States law, which has resulted in a delay in its adoption.  We anticipate that we will adopt a Code of Conduct  and  intend to post the Code of  Conduct on our Web site.  We also intend to satisfy the  disclosure  requirement  under Form 20-F relating to amendments to or waivers from any provision of our Code of Conduct applicable to our Chief Executive Officer, Chief Financial Officer and Corporate Controller by
posting this information on our Web site.

The information on our Web site is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the SEC.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company's  auditors for  professional  services rendered  in  connection  with the audit of the  Company's  annual  consolidated financial  statements  for fiscal  years  ended  December  31, 2004 and 2003 and reviews of the consolidated financial statements included in the Company's Forms
20-F for  Fiscal  2004 and Forms  10-KSB  for  fiscal  2003  were  approximately
$150,000 and $98,000, respectively.

Audit Committee's pre-approval policies and procedures

The  Company  paid no fees to  Deloitte & Touche  GMBH for  services  related to financial information systems design and implementation fees or other fees.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS.

None.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS.

See the Financial Statements attached hereto and filed as part of this Annual
Report.

The Company's Consolidated Financial Statements are stated in U.S. Dollars and are prepared in accordance with United States GAAP.

See Item 19 below.

                                       78

ITEM 19.  EXHIBITS.

Financial Statements

The  Consolidated  Financial  Statements of the  Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States.

The following financial  statements are attached to and form part of this Annual
Report:

Consolidated Financial Statements of the Corporation

     -    Auditors' Report on Consolidated Financial Statements

     -    Consolidated  Balance  Sheets as of December 31, 2004 and December 31,
          2003

     -    Consolidated  Statements of Operations and Deficit for the years ended
          December 31, 2004, December 31, 2003 and December 31, 2002

     -    Consolidated Statements of Cash Flows for the years ended December 31,
          2004, December 31, 2003 and December 31, 2002

     -    Notes to the Consolidated Financial Statements of the Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheets of iQ Power AG and subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, and for the period from October 10, 1991 (date of incorporation) to December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations, and its cash flows for each of the three years in the period ended December 31, 2004, and for the period from October 10, 1991 to December 31, 2004, in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to continue as a going concern is dependent upon the ability of the Company to attain future profitable operations and/or to obtain the necessary financing to meet its obligations and to repay its liabilities when they become due. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Munich, Germany
June 28, 2005

iQ POWER AG
(a development stage company)
Consolidated Balance Sheets
(Expressed in United States Dollars; all amounts in thousands, except per share data)
================================================================================

--------------------------------------------------------------------------------------------------
                                                               December 31,        December 31,
                                                                      2004                2003
--------------------------------------------------------------------------------------------------
ASSETS

 Current Assets
   Cash and cash equivalents, (Note 3d)                                829               1,135
   Accounts receivable                                                   -                  37
   Receivable from related parties                                       -                  15
   Tax receivables                                                      64                  45
   Prepaids and deposits                                                51                  41
   Current deposits, (Note 3e)                                          (0)                410
   Inventory, (Note 3f)                                                206                 245
 ----------------------------------------------------------------------------------------------
 Total current assets                                                1,150               1,928

 Non-current Assets
   Non-current deposits, (Note 3e)                                      96                   -
   Equipment, net, (Note 3g)                                           365                 445
 ----------------------------------------------------------------------------------------------
 Total non-current assets                                              461                 445

TOTAL ASSETS                                                         1,611               2,373
-----------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

 LIABILITIES
   Current liabilities
     Bank overdraft                                                      0                 182
     Short-term debt                                                     -                 155
     Accounts payable                                                  587                 818
     Accrued payroll and employees benefits                             76                 226
     Advances                                                           79                 292
     Deferred revenues, (Note 3i)                                      650                   -
     Other/Accrued liabilities                                         192                 193
   --------------------------------------------------------------------------------------------
   Total current liabilities                                         1,584               1,866
 ----------------------------------------------------------------------------------------------
 TOTAL LIABILITIES                                                   1,584               1,866

 SHAREHOLDERS' EQUITY

   Authorized:
     71,598,502 registered shares with a par value of CHF0.03
   Issued and outstanding:
        27,563,071 common shares at December 31, 2003
        34,923,150 registered shares at December 31, 2004           15,822              13,315
   Capital surplus/Additional paid-in                                2,000               2,108
   Other comprehensive (loss) income, (Note 3n)                     (1,452)             (1,221)
   Accumulated deficit, during development stage
     (after loss allocation to silent partners of k$1,024)         (16,343)            (13,695)
 ----------------------------------------------------------------------------------------------
 TOTAL SHAREHOLDERS' EQUITY                                             27                 507

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           1,611               2,373
--------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

iQ POWER AG
(a development stage company)
Consolidated Statement of Operations and Comprehensive Income/(Loss)
(Expressed in United States Dollars; all amounts in thousands, except per share data)
================================================================================

------------------------------------------------------------------------------------------------------------------
                                                     Cumulative from
                                                    date of inception    Year ended    Year ended    Year ended
                                                      to December 31,    December 31,  December 31,  December 31,
                                                            2004             2004         2003           2002
------------------------------------------------------------------------------------------------------------------
SALES AND OTHER REVENUE, (Note 3j)                            277              53           42             -

  Costs of goods sold                                          56              27           29             -
------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                  221              26           13             -

EXPENSES
  Research and development expenses
    Personnel (incl. stock based compensation), (Note 3k)   5,183             622          877           399
    Laboratory                                              2,176             324          330           284
    Office & Travel                                           690              52           39            58
    Consulting services                                       764             127           10            25
    Professional fees                                       1,019             119           40            38
  ----------------------------------------------------------------------------------------------------------------
  Total Research & Development expenses, (Note 3q)          9,832           1,244        1,296           804

  Marketing and general & administrative expenses
    Personnel (incl. stock based compensation), (Note 3k)   2,133             177          579           115
    Financing                                                 590               4           10             3
    Office & Travel                                         1,056             234          202           142
    Consulting services                                       855             149          102           106
    Professional fees                                       1,726             432          421           307
    Management fees                                           446             119           76            72
    Marketing activities                                      530             106           98           108
    Investor relations                                      1,080             152           80           229
    Research memberships                                      100               -            -             -
    Provision for investment, (Note 3e)                       539             315           75           150
    Other                                                     223              (3)          36             8
  ----------------------------------------------------------------------------------------------------------------
  Total Marketing and G&A expenses                          9,278           1,685        1,679         1,240

  TOTAL OPERATING EXPENSES                                 19,110           2,929        2,975         2,044

  Interest expense                                            200               9           17             2
------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                             19,310           2,938        2,992         2,046

  Interest and other income                                  (157)             (3)          (4)           (8)
  (Gain)/loss on foreign exchange                          (1,565)           (261)        (681)         (483)

INCOME/(LOSS) BEFORE INCOME TAX                           (17,367)         (2,648)      (2,294)       (1,555)

  Income tax                                                    -               -            -             -

NET INCOME/(LOSS)                                         (17,367)         (2,648)      (2,294)       (1,555)
------------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss), (Note 3n)             (1,452)           (231)        (775)         (472)

COMPREHENSIVE INCOME/(LOSS), (Note 3p)                    (18,819)         (2,879)      (3,069)       (2,027)
------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share, on net loss, (Note 3m)    (1.49)          (0.09)       (0.10)        (0.09)

Basic and diluted weighted average
  number of shares outstanding                         11,640,132      31,039,170   23,242,183   18,114,452
------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

iQ POWER AG
(a development stage company)
Consolidated Statements of Cash Flows
(Expressed in United States Dollars; all amounts in thousands)
================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                  Cumulative from    Twelve months  Twelve months   Twelve months
                                                 date of inception          ended           ended          ended
                                                  to December 31,        Dec. 31,        Dec. 31,       Dec. 31,
                                                             2004            2004            2003           2002
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                  (17,367)         (2,648)         (2,294)        (1,555)
Items not affecting cash
  Depreciation and amortization                               557              82              96            100
  Settlement with related parties                              80              80               -              -
  Stock based compensation                                  2,279              28             598           (168)
Changes in non-cash working capital
  (Increase) decrease in receivables                           19              20             109             41
  (Increase) decrease in prepaids and deposits                (36)             (5)              4            125
  Increase (decrease) in accounts payable                     675            (142)            323             55
  Increase (decrease) in accrued liabilities                  295            (171)            140            (10)
  Increase (decrease) in deferred revenues                    650             650               -              -
  (Increase) decrease in inventory                           (171)             25             (92)           (20)
  Increase (decrease) in provisions                           540             315              75            150
------------------------------------------------------------------------------------------------------------------
                                                          (12,479)         (1,766)         (1,041)        (1,283)

INVESTING ACTIVITIES
  (Additions) of current deposits                            (636)              -            (486)          (150)
  (Increase) decrease to property, plant and equipment       (856)             29             (47)           (43)
------------------------------------------------------------------------------------------------------------------
                                                           (1,492)             29            (533)          (193)

FINANCING ACTIVITIES
  Increase (decrease) in bank overdraft                       (19)           (180)            147             14
  Increase (decrease) in due to shareholder                   138               -               -              -
  Proceeds received from issuance of short term debt          167               -             167              -
  Repayment of short term debt                               (187)              -            (187)             -
  Advances received from external parties                     665              73             265             32
  Cash acquired on business combination                     4,718               -               -              -
  Advances from subsidiary                                    581               -               -              -
  Issue of capital stock                                    9,155           1,707           2,678          1,891
  Issuance of atypical shares                               1,025               -               -              -
------------------------------------------------------------------------------------------------------------------
                                                           16,243           1,600           3,070          1,937

(DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                          2,272            (137)          1,496            462

EFFECT OF FOREIGN EXCHANGE MOVEMENT                        (1,443)           (169)           (692)          (583)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                           -           1,135             331            451
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                               829             829           1,135            331

Cash paid for income taxes                                      -               -               -              -
Cash paid for interest                                        200               9              17              2
------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

iQ POWER AG
(a development stage company)
Consolidated Statements of Shareholders' Equity (Deficit)
(Expressed in United States Dollars; all amounts in thousands, except per share data)
================================================================================

-------------------------------------------------------------------------------------------------------------------------
                                                                Accumulated     Accumulated                         Total
                                                                 Additional           Other                 Shareholders'
                                        Registered shares           Paid-In    Comprehensive   Accumulated         Equity
                                        Shares       Amount         Capital     Income (Loss)      Deficit       (Deficit)
                                      ------------  ----------   -----------    -------------   -----------   -----------
Balance at December 31, 2001          15,952,124      $ 8,574      $ 1,850        $    26       $ (9,846)       $   604
Net loss                                       -            -            -              -         (1,555)        (1,555)
Other comprehensive (loss) -
  foreign currency translation
  adjustments                                                                        (472)             -           (472)
Issue of shares                        4,376,103        1,992            -              -              -          1,992
Stock based compensation                                              (279)                                        (279)
Exercise of options                       20,000           10            -              -              -             10
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002          20,348,227      $10,576      $ 1,571        $  (446)      $(11,401)       $   300
-------------------------------------------------------------------------------------------------------------------------
Net loss                                       -            -            -              -         (2,294)        (2,294)
Other comprehensive (loss) -
  foreign currency translation
  adjustments                                                                        (775)             -           (775)
Issue of shares                        4,683,145        1,670            -              -              -          1,670
Stock based compensation                 138,198                      6370                                          431
Exercise of warrants                   1,622,853          700            -              -              -            700
Exercise of options                      770,648          308          167              -              -            475
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003          27,563,071      $13,315      $ 2,108        $(1,221)      $(13,695)       $   507
-------------------------------------------------------------------------------------------------------------------------
Net loss                                       -            -            -              -         (2,648)        (2,648)
Other comprehensive (loss) -
  foreign currency translation
  adjustments                                                                        (231)             -           (231)
Issue of shares                        4,577,634        1,323            -              -              -          1,323
Debt-Shares conversion                   259,452          158            -              -              -            158
issue shares for services performed      645,900          214                                                       214
Stock based compensation                 304,593          136         (148)                                         (12)
Exercise of warrants                   1,332,500          572            -              -              -            572
Exercise of options                      240,000          104           40              -              -            144
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004          34,923,150      $15,822      $ 2,000        $(1,452)      $(16,343)       $    27
-------------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

Part 1.

Notes to the accounts

1.   NATURE OF OPERATIONS

     iQ Power AG, former iQ Power  Technology Inc. ("iQ Power") was incorporated under the Canada Business Corporations Act on September 20, 1994. Effective
     June 17, 1999, iQ Power  completed a business  combination  with iQ Battery
     Research & Development  GmbH ("iQ Germany").  The business  combination has been  accounted  for  as  a  reverse  acquisition  with  iQ  Battery  being identified  as the  acquirer.  Although  iQ  Germany  is  deemed  to be the acquiring corporation for financial accounting and reporting purposes,  the legal  status of iQ Power as the  surviving  corporation  does not  change.
     Herein after iQ Power and its  subsidiary are referred to as "the Company".
     On November 9, 2004 iQ Power AG  transferred  its  activity  from Canada to
     Zug, Switzerland.

     iQ Power  Deutschland  GmbH (iQ  Germany),  former  iQ  Battery  R&D  GmbH, established in 1991, is conducting  research and product development in the area of intelligent  performance-improved  battery  systems.  The Company's first  product  is  an  intelligent  car  battery,  in  which  electronics, microprocessors  and  software  manage  the  energy.  Additional  products, related to energy management in automotive vehicles, have been developed.

     Patents have been granted for Germany,  thirteen other European  countries, and for the United States of America.  International  patents  applications have been filed in nine additional countries. iQ Germany legal domicile was moved in 2004 from Chemnitz to  Unterhaching  Germany,  a suburb of Munich, where  management  has its  offices.  The R&D labs in  Chemnitz  are  still active. BarbiQ was established in 2003 as an investment holding company and was  domiciled in  Barbados.  BarbiQ was sold during 2004 with a cumulative loss of $13,000.  No further assets or liabilities  exist as of the balance sheet date. On October 5, 2004 iQ Power  Licensing AG, (iQ  Licensing)  was
     established, with domicile in Zug, Switzerland. Its primary role will be to hold and market the companies IP and licenses both with external  customers and partners as well as within the corporation.

2.   CONTINUING OPERATIONS

     These  financial  statements  have been prepared on a going concern  basis, which  contemplates  the  realization  of assets  and the  satisfaction  of liabilities  in the normal  course of  business.  The Company has  incurred cumulative  losses since inception and as of December 31, 2004, the Company has a negative working capital position.  The Company's ability to continue as a going  concern is dependent  upon the ability of the Company to attain future profitable  operations  and/or to obtain the necessary  financing to meet its obligations  and repay its  liabilities  when they become due. The financial statements do not include any adjustments to reflect the possible future effects on the  recoverability  and  classification of assets or the amounts and  classification of liabilities that may result from the outcome of this uncertainty.

     Since going public,  the Company's  financing has been  primarily  obtained through a series of private placements.

     The Company has used the proceeds to fund  research and  development  of iQ
     Battery's  technology,  expansion  of the  Company's  marketing  and  sales activities and general working  capital.  Additional funds are necessary to allow the Company to complete its product  development  and marketing plan.
     In order to increase outsourced production and to build in-house production capabilities,  additional financing will be required. There is no assurance that the Company will be able to secure  additional  financing or that such financing will be on terms beneficial to the existing shareholders.

     The  Company  has  signed  agreements  to  jointly  develop  and market its
     applications   with  large   corporations.   Such  alliances   involve  the
     utilization  of certain  aspects of the Company's  technology and know how.
     The ability of the Company to succeed in these  alliances is dependent upon the Company's ability to obtain

     additional  financing.  The  Company has been active in its search for such financing.  Management believes that the Company will be able to obtain the necessary  financing.  As of  December  31,  2004,  the  Company's  current financial condition requires the infusion of additional capital in order to continue  or expand its  current  operations.  If the  Company is unable to obtain the additional financing,  the Company will be unable to meet all of its financial  obligations.  There is no assurance that the Company will be able to secure additional financing or that such financing will be on terms beneficial to the existing shareholders.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These  consolidated  financial  statements have been prepared in accordance with  accounting  principles  generally  accepted  in the United  States of
     America and reflect the following significant accounting policies:

     (a)  Consolidation

          These  consolidated  financial  statements  include  accounts  of  the
          Company and its wholly owned  subsidiaries iQ Power  Deutschland  GmbH
          (iQ  Germany)  and  iQ  Power   Licensing  AG  (iQ   Licensing).   All
          inter-company transactions and balances have been eliminated.

     (b)  Use of estimates

          The preparation of financial  statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions  that affect the reported amounts of assets and liabilities and disclosure of contingent  assets and  liabilities  at the  date  of the  financial  statements  and the reported amounts of revenues and expenses during the reporting period.
          Actual results could differ from those estimates.

     (c)  Foreign currency translation

          The Company's current activities result in transactions denominated in
          US Dollars,  Euros, Swiss Francs and Canadian Dollars. The Company has
          determined that the United States dollar is the  appropriate  currency for reporting  purposes.  Transaction  amounts  denominated in foreign currencies are translated into US dollars at exchange rates prevailing at the transaction dates.  Carrying values of non-US dollar assets and liabilities  are  adjusted at each  balance  sheet date to reflect the exchange rate  prevailing at that date.  Gains and losses arising from adjustment  of foreign  assets and  liabilities  are  included  in the consolidated  statement of loss and comprehensive loss. The functional currency of iQ Power, iQ Germany and iQ Licensing is the Euro.  Assets
          and  liabilities  of iQ Germany and iQ Licensing are  translated  into their US dollar  equivalents  at the rate of exchange in effect at the balance  sheet date.  Revenues  and  expenses  are  translated  at the average exchange rate for the reporting  period.  The US dollar effect arising from translation of the financial statements at changing rates is recorded as a separate component of comprehensive income (loss).

     (d)  Cash and cash equivalents

          Cash and cash equivalents  consist of cash on hand,  deposits at banks and highly liquid money market  instruments with an original  maturity of 90 days or less.

     (e)  Current/Non-current deposits

          The balance originates from deposit payments made in connection with a planned acquisition of assets from a battery  manufacturing  facility.
          These assets are intended to be used by a former  prospective  venture partner,  who promised to acquire these assets and to reimburse  these advances  to the  Company.  Management  is  concerned  that two of the
          promissory   notes  as  well  as  the  accrued  interest  may  not  be
          collectable.   Therefore  the  Company   recorded  a  total  valuation
          allowance of $540,000, ($315,000 in 2004, $75,000 in 2003 and $150,000
          in 2002) was taken against this deposit.  Management still believes it will be able to recover  $96,000 from one of the investment  partners, either

          in cash or in shares of that  company.  The Company  reclassified  the
          $96,000  into  non-current  deposits  because  of the  probability  to collect this deposit before December 31, 2005.

     (f)  Inventory

          Inventory consists of raw materials, mainly electronic components, and are valued at their  corresponding  acquisition cost. The values shown do not exceed their estimated net realizable values.

     (g)  Equipment

           Equipment is recorded at cost. Depreciation is recorded using the straight-line method based upon the useful lives of the various assets. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statement of loss and comprehensive loss. The Company has also acquired moulds in 2002 for purposes of production. As of December 31, 2004 and 2003 these moulds had a book value of $175,000. As no significant production has begun, no depreciation has been taken on this equipment since their acquisition in 2002. Depreciation expense, for the years 2004, 2003 and 2002 was
           $82,000, $96,000 and 100,000, respectively.

          -----------------------------------------------------------------------------
          in $ 000's                       2004         2003     Years of depreciation
          -----------------------------------------------------------------------------
          Intangible Assets
          Software                          70           60                3

          Tangible Assets
          Leasehold improvements            130         120               5-10

          Tools and fixtures                212         220               2-6

          Vehicles                           0           40                5

          Office equipment & Furniture      584         577               3-10

          Total Fixed Assets at cost        995         1017

          Cummulative depreciation          630         572

          Net Fixed Assets                  365         445
          -----------------------------------------------------------------------------

     (h)  Impairment of long-lived assets

          The carrying value of long-lived  assets,  principally  equipment,  is
          reviewed  for  potential   impairment,   when  events  or  changes  in
          circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of recoverability is made based upon the  estimated  undiscounted  future  net cash  flows  of the  related assets.

     (i)  Deferred Revenues

          In accordance with the SEC's Staff  Accounting  Bulletin  ("SAB") Nos.
          101 and 104,  revenues  generated  for  providing the exclusive use of rights,  licenses and trademarks  will be recognized over the expected life of such right, license or trademark.

     (j)  Revenue Recognition

          Revenues are  recognized  once  persuasive  evidence of an arrangement exists, the products are delivered or services are rendered, the sales price is fixed and it is  reasonably  assured  that the sales price is collectable.  Revenues,  which are  deferred as described in Note 3(i)
          above, are recognized as the use of such right or license occurs.

     (k)  Stock based compensation

          In  accordance  with  the  provisions  of  the  Financial   Accounting
          Standards Board's ("FASB")  Statement of Accounting  Standard ("SFAS")
          No. 123, Accounting for Stock-Based  Compensation,  as amended by SFAS
          148   "Accounting   for   Stock-Based    Compensation-Transition   and
          Disclosure",   the  Company  has  elected  to  follow  the  Accounting
          Principles  Board's  Opinion No. 25,  Accounting  for Stock  Issued to
          Employees and the related interpretations ("APB 25") in accounting for its employee  stock based  compensation  plans.  Due to changes in the exercise  price for  certain  Stock  Options  granted  under the Stock
          Option Plan,  those options will be accounted for using  variable plan
          accounting   under  APB  25.  Under  variable  plan  accounting  total
          compensation  cost is  measured by the  difference  between the quoted market  price of the stock and the  amount,  if any,  to be paid by an employee and is  recognized as an expense over the period the employee performs related services.  (see Note 5(a)).  Stock options granted to non-employees  result in the  recognition  of expenses  based upon the fair value of such stock options.

          The following amounts have been recognized in the financial statements under Personnel Expense:

                                         Cumulative ITD       2004         2003          2002
           R&D Engineering                $   717,000      $ (43,000)   $ 164,000    $ (207,000)
           Marketing, Sales and G&A       $  1,283,000     $ (65,000)   $ 373,000    $  (72,000)

     (l)  Financial instruments and risk concentration

          The Company  estimates  that the carrying  values of its cash and cash equivalents, current receivables, and payables, approximate fair value at December  31, 2004 and 2003 due to the  short-term  maturity of the balances. Financial instruments, which potentially subject the Company
          to   concentration  of  credit  risk,  are  primarily  cash  and  cash equivalents.  It is the Company's  practice to place its cash and cash equivalents  in time  deposits  at  commercial  banks with high credit ratings.  In  foreign  locations,  local  financial  institutions  are generally  utilized for local currency  needs.  The Company limits the amount of exposure to any particular  institution and does not believe it is exposed to any significant credit risk.

     (m)  Earnings per Share

          The Company  presents  earnings per share  ("EPS") data in  accordance with the  requirements  of SFAS No. 128. Under SFAS No. 128, basic EPS is computed by dividing net income by the weighted  average  number of shares of registered share outstanding during the period.  Diluted EPS is  calculated  using the  treasury  stock  method  and  reflects  the dilutive effect of outstanding  options and warrants.  At December 31,
          2004,  2003 and 2002,  all of the 8.2  million,  6.3  million  and 6.4 million,  respectively,  of the  exercisable  stock  options under the
          Stock  Option Plan and  warrants  outside  the Stock  Option Plan were excluded  from the  computation  of diluted EPS since their  inclusion would have resulted in an antidilutive effect.

     (n)  Comprehensive Income

          SFAS No.  130,  "Reporting  Comprehensive  Income",  requires  that an enterprise  report,  by major  components  and as a single total,  the change in its net assets  during the period  from  non-owner  sources.
          Amounts  represent  gains and losses on foreign  currency  translation adjustments.

     (o)  Certain Significant Risks and Uncertainties

          The Company operates in the automotive industry and can be affected by a variety of factors. For example,  management of the Company believes that changes in any of the  following  areas could have a  significant negative  effect  on the  Company  in  terms of its  future  financial position,  results of  operations  and cash  flows:  ability to obtain additional financing;  regulatory changes;  fundamental changes in the
          technology  underlying  their  products;   market  acceptance  of  the
          Company's products under  development;  development of sales channels;
          litigation or other claims against the Company; the hiring,

          training  and  retention  of  key  employees;  successful  and  timely
          completion   of  product   development   efforts;   and  new   product
          introductions by competitors.

     (p)  Accumulated comprehensive deficit

          The accumulated  comprehensive deficit is based on the accumulated net loss plus the impact of the cumulative  foreign  currency  translation adjustments.  The  accumulative  deficit  reported  in  the  Company's balance  sheet is adjusted to exclude the loss that was  allocated  in the  years  1994 to 1998  to the  holders  of  atypical  shares  of iQ
          Germany.  The  accumulated  deficit  reported in the Company's  income statement does not include a similar adjustment.

     (q)  Research and development

          Research and development costs are expensed as incurred.

     (r)  Atypical shareholders

          Atypical  (preferred)  shares  were  issued  by the  Company's  German subsidiary,  iQ Germany,  in previous  years in order to raise capital
          for  the  Company  before  it  was  a  public  entity.   The  Atypical
          shareholders  had certain  information  rights,  but no voting powers.
          Furthermore,  losses  and  profits  were  allocated  to  the  Atypical
          shareholders   accounts  as  stipulated  in  the  individual  Atypical
          shareholders  agreements and the Atypical shares were  redeemable.  As such, there was no equity recorded on the balance sheet.

          When  the  Company   received   the  proceeds   from  these   Atypical
          shareholders,  it  recorded a  liability.  A  liability  was  recorded because it was stated in the original Atypical shareholder  agreements that these proceeds would ultimately be returned to the  shareholders.
          As stipulated in the agreements, a respective portion of the Company's losses  were  absorbed  by the  Atypical  shareholders.  As such,  the accumulated  deficit was reduced by that respective  amount, and there was a  corresponding  reduction  of the recorded  liability.  With the completion of the Company's  IPO and the share  exchange  agreement in
          1999, 2.8 million  registered shares of the company were exchanged for all of the  outstanding  Atypical  shares and the Atypical shares have been cancelled.

     (s)  Recent pronouncements

          FASB Pronouncements and Interpretations

          SFAS 123(R), SHARE-BASED PAYMENT
          In December 2004, the FASB issued  Statement 123 (revised 2004) ("SFAS
          No. 123R") that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. The compensation costs, with limited exceptions, will be measured based on
          the   grant-date   fair  value  of  the  equity   instrument   issued.
          Compensation  cost will be recognized over the period that an employee provides  service in exchange  for the award.  SFAS No. 123R  replaces
          SFAS No. 123 and  supersedes  APB 25. This  statement is effective for our company for periods  beginning  on January 01, 2006 and applies to all awards granted after the effective date and requires the reporting of the  cumulative  effective  of applying  this  statement as of this date.  Management  is in the process of reviewing  this  Statement and
          assessing  the  impact  it  will  have  on  the  Company's   financial
          statements.

          SFAS NO. 154, "ACCOUNTING CHANGES AND ERROR CORRECTIONS"
          In May 2005,  the FASB issued SFAS No.  154,  "Accounting  Changes and
          Error Corrections" ("SFAS 154") which replaces  Accounting  Principles
          Board Opinions No. 20 "Accounting  Changes" and SFAS No. 3, "Reporting
          Accounting  Changes in Interim Financial  Statements--An  Amendment of
          APB Opinion No. 28." SFAS 154 provides  guidance on the accounting for
          and  reporting  of  accounting  changes  and  error  corrections.   It
          establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting  principle and the reporting of a correction  of an error.  SFAS 154 is effective for accounting changes and corrections of errors made

          in fiscal years  beginning  after  December  15, 2005.  The Company is currently  evaluating  the effect  that the  adoption of SFAS 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

          SEC Rules
          ---------

          SEC DEFERS EFFECTIVE DATE OF STATEMENT 123(R) FOR CERTAIN COMPANIES
          On April 14,  2005 the SEC  adopted a rule that  defers  the  required effective  date of FASB  Statement  123  (revised  2004),  Share-Based
          Payment.  The SEC rule provides that Statement 123(R) is now effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005,  instead of at the beginning of the first quarter after June 15, 2005 (as prescribed  originally by the FASB Statement).
          Therefore,  the  required  effective  date  of  Statement  123(R)  for calendar  year-end public companies is January 1, 2006 instead of July
          1, 2005.  Early  adoption is still  permitted.  This deferral does not change the required  effective date for public companies with June 30,
          July 31,  or  August  31  year-ends.  They  will  still  have to adopt
          Statement  123(R)  as  originally  scheduled.  Additionally  the  rule provides for parallel changes to the effective date for small business issuers.

          FINAL RULE,  MANAGEMENT'S  REPORT ON INTERNAL  CONTROL OVER  FINANCIAL
          REPORTING  AND  CERTIFICATION  OF  DISCLOSURE IN EXCHANGE ACT PERIODIC
          REPORTS
          The SEC  deferred  the  implementation  date  for  Section  404 of the
          Sarbanes-Oxley  Act.  For  foreign  private  issuers,   compliance  is
          required  beginning with the company's  first fiscal year ending on or after July 15, 2005 (compliance was originally required beginning with fiscal years ending on or after April 15, 2005).

     (t)  Reclassifications

          Certain  amounts in the 2003 and 2002 financial  statements  have been reclassified  to  conform  to the  presentation  used  in  2004.  Such reclassifications  had no effect on the financial  position or results of operations.

4.   EQUIPMENT

     Equipment is as follows (in thousands):
	December 31, 2004	December 31, 2004

Equipment, at cost	$995	$1,017

Less accumulated depreciation	$630	$ 572

Net book value	$365	$ 445

5.   SHARE CAPITAL

     As of December 31, 2004 the Company was  authorized  to issue up to a total of 71,598,502 registered shares with a par value of CHF0.03.

     The following table presents those registered shares issued and outstanding

                                                                          Number of
                                                                   Registered shares      Amount ($ 000)
                                                                   -----------------      --------------
       Balance, December 31, 2001                                         15,952,124               8,574

       Private placements, issued for cash (incl. Finder's Fees)           4,225,853               1,881
       Shares issued for external stock based compensation                   150,250                 111
       Options exercised during the year                                      20,000                  10
       Balance, December 31, 2002                                         20,348,227              10,576

       Private placements, issued for cash (incl. Finder's Fees)           4,683,145               1,670
       Shares issued for external stock based compensation                   138,198                  61
       Options exercised during the year                                     770,648                 308
       Warrants exercised during the year                                  1,622,853                 700
       Balance, December 31, 2003                                         27,563,071              13,315

       Private placements, issued for cash (incl. Finder's Fees)           4,577,634               1,323
       Shares issued for conversion of debt                                  259,452                 158
       Issue shares for services performed                                   645,900                 214
       Shares issued for external stock based compensation                   304,593                 136
       Options exercised during the year                                     240,000                 104
       Warrants exercised during the year                                  1,332,500                 572
       Balance, December 31, 2004                                         34,923,150              15,822

     As described in 5(b), there are additional 1,350,000 shares issued and held in escrow under the Incentive Share Plan.

     On April 10, 2000,  the  company's  board of directors  declared a 2.5 to 1 reverse share split of the company's  shares.  In addition,  the authorized shares issued and  outstanding  were decreased from 24,366,550 to 9,746,620 shares. All references in the consolidated  financial  statements to shares and related prices,  weighted average number of shares,  per share amounts, and stock plan data have been adjusted to reflect the reverse split.

     (a)  Stock options

          The  Company  has  established  a Stock  Option  Plan  for  employees, officers,  directors,  consultants,  and  advisors.  The  Company  has reserved  4,714,000  registered  shares for  issuance  under the Stock
          Option  Plan.  Thereof  1,600,000  options  were granted in the fourth quarter  2003 of which  50,000 are not vested as of the balance  sheet date, with an exercise price of $0.44. Of the total 1,600,000 options,
          1,500,000 options were vested immediately as of the grant date. Of the remaining  100,000  options,  50,000 did vest in  December  2004,  and
          50,000 are  expected to vest in  December  2005.  Options  granted for issuance under the Stock Option Plan  generally are not  transferable, and the exercise price of stock options must be at least equal to 100%
          of the fair market value of the  registered  shares on the date of the grant.  The  Stock  Option  Plan may be  administered  by the Board of
          Directors or a committee of the Board (the "Committee").  The Board of
          Directors  or the  Committee,  as the  case may be,  has the  power to determine the terms of any options granted there under,  including the exercise  price,  the number of shares subject to the option,  and the exercisability  thereof.  The term of an option granted under the Plan may not exceed ten years.  The  specific  terms of each  option  grant shall be approved by the Board of Directors or the Committee.

          The Company  grants stock options both under the Stock Option Plan and by way of individual  grants  outside of the Stock Option Plan.  Under the Stock Option Plan the  following  options and  warrants  have been granted and remain outstanding at December 31, 2004:

                                                                 Weighted Average                   Weighted Average
                                                 Stock Options    Exercise Price     Warrants       Exercise Price
          Outstanding as of December 31, 2001      2,393,000           1.02          1,019,344            1.00

          Options/Warrants exercisable at
            December 31, 2001                      2,304,000           1.02          1,019,344            1.00

          Granted during fiscal year 2002             30,000           1.00          4,022,853            0.62
          Exercised during fiscal year 2002           20,000           0.50                  0
          Forfeited during fiscal year 2002           30,000           0.50          1,019,344            1.00
          ----------------------------------------------------------------------------------------------------
          Outstanding as of December 31, 2002      2,373,000           0.80          4,022,853            0.62

          Options/Warrants exercisable at
            December 31, 2002                      2,373,000           0.80          4,022,859            0.63

          Granted during fiscal year 2003          1,600,000           0.44          4,400,103            0.45
          Exercised during fiscal year 2003          770,648           0.40          1,622,853            0.43
          Forfeited during fiscal year 2003          235,000           0.40          3,400,000            0.64
          ----------------------------------------------------------------------------------------------------
          Outstanding as of December 31, 2003      2,967,352           0.42          3,400,103            0.43

          Options/Warrants exercisable at
            December 31, 2003                      2,867,352           0.42          3,400,103            0.43

          Granted during fiscal year 2004                  0                         4,363,334            0,39
          Exercised during fiscal year 2004          240,000           0.43          1,332,500            0,43
          Forfeited during fiscal year 2004          165,000           0.40            790,937            0,42
          ----------------------------------------------------------------------------------------------------
          Outstanding as of December 31, 2004      2,562,352           0.42          5,640,000            0.43

          Options/Warrants exercisable at
            December 31, 2004                      2,512,352           0.42          5,640,000            0.43

               The exercise  price for the options  exercisable  at December 31,
               2004 is $0.40 for 1,162,352 shares,  with an average of 6.1 years to expire and $0.44 for 1,350,00  shares,  with an average of 9.0 years to expire.

               The exercise  price for the warrants  exercisable at December 31,
               2004 is $0.50 for 2,580,000  shares,  with an average of 1 months to expire and $0.35 for  3,060,000  shares,  with an average of 9 months to expire.

          SFAS No. 123,  issued in October  1995,  requires  the use of the fair value based method of accounting for stock options. Under this method, compensation  cost is  measured at the grant date as the fair value of the options granted and is recognized over the exercise period. During the year ended  December 31, 2002 and 2001, the Company issued options to individuals  other than  employees and directors,  which under SFAS
          No. 123 are  recognized as share-based  compensation  ratably over the vesting period. SFAS No. 123, however,  allows the Company to continue to measure the  compensation  cost of employee  and  director  related stock options in  accordance  with APB 25. The Company has adopted the disclosure-only provision of SFAS No. 123 and SFAS No. 148, accounting
          for  Stock-Based   Compensation  -  Transition  and  Disclosure  -  an
          Amendment of FASB Statement No. 123.

          On June 12, 2000, the Board of Directors  decreased the exercise price for the Stock Option Plan; from $2.50 to $1.50 for all options granted under and  outside of the plan.  On  January  16,  2001,  the Board of
          Directors  decreased  again the  exercise  price for the Stock  Option
          Plans from $1.50 to $0.50 for all options granted under and outside of the plan.  On January 18, 2002,  the Board of Directors  decreased the exercise price of the 1,415,000 options granted under the Plan on June
          28, 2001, from $1.37 to $1.00. On June 6, 2003 all outstanding options were repriced to $0.40.  Due to the changes,  all the options  granted under the plan will be accounted for using  variable  plan  accounting under APB 25. On December  31, 2004,  the fair value of the  Company's stock was above the adjusted  exercise  price,  though below the stock price on December  31, 2003.  Therefore,  a  stock-based  compensation contra-expense of $108,144 was recognized in 2004.

          The following table  illustrates the effect on net earnings (loss) and net  earnings  (loss) per share if the  Company  had  applied the fair value recognition  provisions of SFAS No. 123 to stock-based  employee compensation. All amounts below are in $000's except per share data.

                                                                               Year ended December 31,
                                                                   2004             2003               2002
                                                              ------------     ------------       ------------
          Net loss as reported                                  $  (2,648)       $  (2,294)       $  (1,555)

          Add: Stock-based employee compensation expense
          included in the reported net income, net of related
          tax effects                                           $    (108)       $     537        $    (279)

          Deduct: Total stock-based employee compensation
          expense determined under fair value based method
          for all awards, net of related tax effects            $     (18)       $    (854)       $     (13)

          Pro forma net loss                                    $  (2,774)       $  (2,611)       $  (1,847)

          Loss per share (basic and diluted)
          As reported                                           $   (0.09)       $   (0.10)       $   (0.09)
          SFAS No. 123 pro forma                                $   (0.00)       $   (0.01)       $   (0.02)
          Pro forma net loss                                    $   (0.09)       $   (0.11)       $   (0.11)

          The weighted average fair value,  calculated  using the  Black-Scholes option  pricing  model value of options  vested under the stock option plan  during the years ended  December  31,  2004,  2003 and 2002 were
          $0.37,  $0.37 and $0.32 per  share,  respectively.  The fair  value of these  options was  estimated  at the date of grant,  using a weighted average  volatility  factor  between 85% and 139%  depending  on grant date, a dividend yield of 0%, a weighted  average expected life of the stock options of 2 - 4 years,  and a risk free interest rate of 1.375%
          to 3.43% depending on grant date.

     (b)  Incentive Share Plan

          In July 2001,  the Company  instituted  an  Incentive  Plan  reserving shares for issue to officers,  directors, and employees of the Company and its subsidiary as an incentive. The number of shares set aside for issue under the incentive share plan was 2,500,000  registered shares.
          The board of Directors  decided on Dec 17, 2003 to grant  1,350,000 of these incentive shares in 2004. These incentive shares were granted on
          January 7, 2004. However these shares are issued to an escrow account, in the name of the individuals. The individuals do not have voting and trading rights, nor the right to receive dividends until distribution.
          The distribution of these shares is contingent to achieving cumulative
          Sales of  $2,500,000  by  December  31,  2006.  These  shares  are not accounted for in the Company's consolidated financial statements,  nor deemed to be issued as of December 31, 2004. With the  continuation to
          Switzerland  on November 10, 2004 all incentive  shares which were not granted at that time are no more available for distribution.

     (c)  Loss per share

          Losses per share  calculations give effect to the reverse  acquisition described in Note 1.

     (d)  iQ share capital

          The  registered  share  capital of iQ Germany is $51,277 (EUR 51,150), and is fully paid in. All equity  securities were acquired by iQ Power as part of the business  combination.  The registered share capital of
          iQ Licensing is $79,776 (CHF 100,000), and is also fully paid in.

     (e)  Issuance of shares due to private placements

          In January 2002, the Company  completed a private placement of 950,000 units of the Company at $0.65 per unit for proceeds of $617,500,  with each unit  consisting of one  registered  share of the Company and one non-transferable  warrant  exercisable  for a period of twelve  months following  closing and entitling the holder to purchase one additional registered  share of the Company  for $0.85.  The  subscribers  to the private  placement were non-U.S.  persons outside the United States in reliance upon an exemption from registration under Regulation S of the
          Securities Act of 1933, as amended.  The Company paid finder's fees to
          non-U.S.  persons  outside the United States,  in connection  with the offering  consisting  of  95,000  registered  shares.  The cost of the finder's  fee was  netted  against  the  proceeds  obtained  from  the financing.  The shares  were  issued  pursuant  to an  exemption  from registration  available under  Regulation S of the Securities Act. The combined  fair value of the  attached  warrants  as of the date of the private  placement  was  approximately  $360,000.  The fair  value was calculated using the Black-Scholes option-pricing model.

          In May 2002,  iQ Power  agreed to extend  the term of its $1  warrants originally  issued in October and November  2001,  for an additional 6 months. The original term was 6 months.

          In June 2002, the Company  completed a private  placement of 1,500,000 units of the Company at $0.50 per unit for proceeds of $750,000,  with each unit  consisting of one  registered  share of the Company and one non-transferable  warrant  exercisable  for a period of twelve  months following  closing and entitling the holder to purchase one additional registered  share of the Company  for $0.65.  The  subscribers  to the private  placement were non-U.S.  persons outside the United States in reliance upon an exemption from registration under Regulation S of the
          Securities Act of 1933, as amended.  The Company paid finder's fees to
          non-U.S.  persons  outside the United States,  in connection  with the offering consisting of

          108,000  registered  shares.  The cost of the  finder's fee was netted against the  proceeds  obtained  from the  financing.  The shares were issued  pursuant to an exemption  from  registration  available  under
          Regulation S of the  Securities  Act.  The combined  fair value of the attached  warrants  as of  the  date  of  the  private  placement  was approximately  $766,000.  The fair  value  was  calculated  using  the
          Black-Scholes option-pricing model.

          In November 2002, the Company  announced  another private placement of up to 1,715,000 units of the Company at $0.35 per unit for proceeds of
          $600,000,  with each unit  consisting of one  registered  share of the
          Company and one  non-transferable  warrant exercisable for a period of twelve months  following  closing and entitling the holder to purchase one  additional  registered  share of the Company  for $0.45.  Thereof
          1,572,853  units for proceeds of $550,500  were issued in November and
          December 2002.  Additional  150,000 units for proceeds of $52,500 were issued in February 2003. The subscribers to the private placement were
          non-U.S.  persons  outside  the  United  States  in  reliance  upon an exemption from  registration  under Regulation S of the Securities Act of 1933, as amended.  The Company  incurred  finder's fees to non-U.S.
          persons  outside the United  States,  in connection  with the offering consisting of 107,142  registered shares. The cost of the finder's fee was netted  against the  proceeds  obtained  from the  financing.  The finder's  fees were paid out  subsequent  to December  31,  2002.  The
          shares  were  issued  pursuant  to  an  exemption  from   registration
          available under Regulation S of the Securities Act.

          From  February  through  June 2003,  the  Company  raised  $820,300 in capital  through  the  private  placement  of  2,563,437  units of the
          Company at $0.32 per unit, each such unit consisting of one registered share of the Company and one non-transferable  warrant exercisable for a period of twelve months  following  closing and entitling the holder to purchase one additional  registered share of the Company for $0.42.
          The subscribers to the private placement were non-U.S. persons outside the United  States in reliance  upon an  exemption  from  registration under  Regulation S of the  Securities  Act of 1933,  as amended.  The
          Company incurred finder's fees to non-U.S.  persons outside the United
          States,  in  connection  with  the  offering   consisting  of  175,900
          registered  shares at a deemed  price of $0.32 per share.  The cost of the finder's fee was netted  against the  proceeds  obtained  from the financing.  The finder's  fees were paid out in June 2003.  The shares were issued pursuant to an exemption from registration available under
          Regulation S of the Securities Act.

          In October  2003,  the  Company's  subsidiary  iQ  Battery  Research &
          Development  GmbH issued a convertible loan instrument at 12% interest per annum, due September 2004. The loan terms provide that the holders have the  right to  convert  their  respective  loans,  together  with interest  thereon,  into registered shares of iQ Power at a conversion price of $0.60 (EUR 0.48). The Company had the right to repay the loan including  interest  at any time,  prior to the due date.  Under  this agreement,  $150,000 (EUR 120,000) had been  subscribed and the lender opted to convert to 259,452 shares in January 2004.

          In November 2003, the Company  announced  another private placement of
          2,222,222  units of the  Company  at $0.45  per  unit,  each such unit
          consisting   of  one   registered   share  of  the   Company  and  one
          non-transferable  warrant  exercisable  for a period of twelve  months following  closing and entitling the holder to purchase one additional registered share of the Company for $0.50.

          In  December  2003 the Board of  Directors  decided  to  increase  the private  placement  allotment to 2,850,000  units.  Until December 31,
          2003 1,686,666 units for $759,000 were subscribed. Additional advances of $292,000  were already paid in to the  company's  trust account for further  subscriptions,  as of the balance sheet date. The subscribers to the private  placement  were  non-U.S.  persons  outside the United
          States  in  reliance  upon  an  exemption  from   registration   under
          Regulation S of the Securities Act of 1933, as amended.

          In  January  2004 the  remaining  1,163,334  units for  $523,344  were subscribed  and fully paid. The  subscribers to the private  placement were  non-U.S.  persons  outside the United States in reliance upon an exemption from  registration  under Regulation S of the Securities Act of 1933, as amended.

          In September 2004 the Company  announced  another private placement of
          3,200,000  units  for  $800,000,  each  such  unit  consisting  of one registered share of the Company, valued at $0.25 and one

          non-transferable  warrant  exercisable  for a period of twelve  months following  closing and entitling the holder to purchase one additional registered share of the Company for $0.35.

          The combined fair value of the attached warrants issued in 2004, as of the date of the private placement was approximately $598,000. The fair value was calculated using the Black-Scholes option-pricing model.

          In 2004,  1,332,500 shares for proceeds of $571,450 were issued on the exercise of warrants out of private placements.

          The  subscribers  to all  private  placements  were  non-U.S.  persons outside the United States of America.

     (f)  Issuance of shares due to consulting agreements

          In August 2002, the Company entered into a Financial  Public Relations
          Adviser Consulting Agreement with a non-U.S. person outside the United
          States.  The Company agreed to pay this individual a consulting fee in the  amount of  approximately  $6,250  (EUR  5,000) per month for such services.  Of the consulting fee,  approximately $2,500 (EUR 2,000) is due monthly,  while the remaining  approximately $3,750 (EUR 3,000) is payable by issuing registered  shares,  issuable on a quarterly basis.
          The  agreement  had an initial  term of 12 months.  As of December 31,
          2002,  the  Company  had issued  16,900  registered  shares  under the agreement.  During the fiscal year 2003, the Company had issued 50,700 registered  shares  under the  agreement,  as well as  another  22,500 registered shares for additional compensation. As of December 31, 2003
          the  Company  had  issued  90,100  shares  in  connection   with  this
          agreement.  During the fiscal  year 2004,  the Company  issued  91,593 registered  shares  under the  agreement.  As of December 31, 2004 the
          Company had issued 181,693 shares in connection  with this  agreement.
          The Company issued another  213,000  registered  shares for additional compensation, not in connection with this agreement.

          In November  2002,  the  Company  entered  into an Officer  Engagement
          Agreement with the Chief Financial Officer.  The Company agreed to pay a consulting  fee in the amount of $3,000 per month for such services.
          Of  the  consulting  fee,  one  half  was  payable  by  issuing  3,333 registered  shares. The agreement had an initial term ending March 31,
          2003, renewable on a quarterly basis thereafter. The agreement was not renewed as of June 30, 2003. As of December 31, 2003,  the Company had
          issued all 24,998 registered shares under the agreement.

6.   RELATED PARTY TRANSACTIONS

     Related  party  transactions  not  disclosed  elsewhere  in  the  financial statements comprised:

     (a)  We entered  into a consulting  agreement  dated August 25, 1998 with a corporation  controlled by Mr. French, our Vice-President for Business
          Development.  The  agreement  was for an initial  term of three  years
          (with  automatic  one-year  renewals  in the  absence of either  party taking affirmative  action to terminate the agreement).  The agreement with that  corporation  provided  for a base annual fee of $72,000 and for the  reimbursement of reasonable  expenses incurred on our behalf.
          The  contract  got  prolonged  by one year  until June 30,  2004.  The contract  has been  further  extended  till  October  2004.  Effective
          September  2003,  the  monthly  fee  increased  to $7,200  per  month.
          Effective  June 2004 the fee was  reduced to $3,600  per month.  Total management fees for the twelve months ended December 31, 2004 amounted to $54,000.  The contract terminated with the continuation of iQ Power
          AG in Switzerland per November 9, 2004.

     (b)  iQ Germany acquired patents and know-how  improving the current output of a chargeable battery at low outside temperatures and the registered design  "iQ"  based  on a  contract  dated  March  15,  1995  from two shareholders,  one of which is a director  and CEO of the  Company and the other is a family member and a former officer of the company.  The intangibles  purchased  relate to a German  patent,  an  international patent  application as well as the registered design "iQ". The Company and the

          shareholders agreed that the shareholders would receive  approximately
          $257,000 (DM 400,000;  approximately  EUR 205,000) from future income.
          Because this was a settlement of a contingent  liability,  any amounts
          paid  were  charged  to  operations  as  a  current   expense.   These
          liabilities were settled in September,  2004 through issues of 200,000 shares  (for a value  of  $80,000)  and a cash  payments  in  total of
          $30,900 (EUR 25,330),  of which $10,300 (EUR 8,333) of cash and 50,000 shares  valued at $0.40  were  granted to the CEO of the  company.  In connection  with these  disbursements  the  Company  recorded a totals expense of $110,900 as consulting services within R&D expenses.

7.   OPERATING LEASE

     The Company has operating leases for certain equipment and facilities.  For the years 2004,  2003 and 2002 the operating  lease  payments were $178,000
     $195,000 and $178,000 respectively.  As at December 31, 2004 obligations to make future minimum lease payments were as follows (to be made in the years ending December 31, in $000):

                          Year                  Lease payment
                          ----                  -------------
                          2005                            235
                          2006                            160
                          2007                             55
                          2008                              0
                          2009                              0
                    Thereafter                              0
                    -----------------------------------------
                         Total                            450

8.   INCOME TAXES

     The company  accounts  for its income  taxes using the asset and  liability approach, as stipulated under SFAS No. 109. For all periods presented,  the provision for income taxes differs from the federal  corporation income tax rate of 35% for  Germany  (incl.  trade tax and  solidarity  tax),  16% for
     Switzerland  and 40% for Canada.  No benefit  was  realized  for  operating losses incurred.

     As at December  31, 2004 the Company had total  deferred  income tax assets relating to loss carry forwards of $3,872,000 (2003 - $6,467,000 and 2002 -
     $3,576,000)  which have been reduced to zero by valuation  allowances.  The valuation  allowance  represents  the amount of deferred  income tax assets that may not be realized based upon expectations of taxable income that are consistent  with  the  Company's  operating  history.  The tax  loss  carry forwards  related to the  Company's  operations  in Canada can no longer be utilized,  due to  the  continuation  of the  corporation  from  Canada  to
     Switzerland on November 9, 2004.

     As of December  31,  2004 the  Company  had net tax loss carry  forwards of approximately  $10,862,000 for corporation income taxes. The tax loss carry forwards relate to the Company's  operations in Germany and Switzerland and do not expire under enacted tax laws.

9.   SEGMENT DISCLOSURES

     The  Company  is  currently   marketing  and  developing  its   proprietary
     technology.  In  accordance  with SFAS No. 131 the  Company  considers  its business to consist of one reportable  operating  segment.  The majority of the Company's significant physical assets are located in Germany.

10.  LITIGATION

     The Company has been named as a defendant in lawsuits in the normal  course of its business.  In the opinion of management,  the  liabilities,  if any, resulting  from  these  matters  will not  have a  material  effect  on the financial statements of the Company.

11.  SUBSEQUENT EVENTS

     Subsequent  events not  disclosed  elsewhere  in the  financial  statements include:

     Due to the  continuation of iQ Power in  Switzerland,  all employees of iQ, holding stock  options,  were given the  opportunity  to convert the strike price  of  their  options  from  USD to EURO at a rate  of  1.333  USD/EURO
     (average rate of Q1 2005). All Employees  subscribed to this opportunity in
     April 2005.

     As  of  June  30,  2005,  we  have  received  subscriptions  for  2,000,000 registered  shares  for  total  proceeds  of  approximately  $836,200  (CHF
     1,062,871.25). In addition we have received approximately $880,000 pursuant to the  exercise of warrants  and options to acquire  2,034,153  registered shares since January 01, 2005. In May 2005, the Board of Directors approved the Stock Option Plan 2005,  with a maximum  number of options for issuance of 2,500,000 shares at a option price of $0.56 (EUR 0.45)

     The Company  entered into a lease  agreement  on June 01, 2005,  for office space in Zug, Switzerland;  occupying  approximately 243 square meters. The monthly rental  expense is  approximately  $5,200 (CHF 6,600),  and it will terminate on May 31, 2010.

EXHIBITS
                                  EXHIBIT INDEX

Exhibit

1.1            Articles of Incorporation of iQ Power AG

4.1(1)         Management  Agreement  dated  January  1, 1997,  between  3099458
               Canada  Inc.  and Mayon  Management  Corp.  (previously  filed as
               Exhibit 6.5)

4.2(1)         Consulting  Agreement  dated  August 25,  1998,  between iQ Power
               Technology Inc. and Mayon Management Corp.  (previously  filed as
               Exhibit 6.6)

4.3(1)         Employment  Agreement  dated August 31, 1998 with Dr.  Guenther C.
               Bauer (previously filed as Exhibit 6.7)

4.4(1)         Employment  Agreement  dated  August 31, 1998 with Peter E. Braun
               (previously filed as Exhibit 6.8)

4.5(1)         Form of  Confidentiality  Agreement  between iQ Power  Technology
               Inc.  and certain  Officers of the Company  (previously  filed as
               Exhibit 6.10)

4.6(1)         Contract  Concerning  Industrial  Property Rights and Know How by
               and  between  Dieter  Braun  and Peter E.  Braun  and iQ  Battery
               Research and Development GmbH dated March 15, 1995 (Translated to
               English)(previously filed as Exhibit 6.22)

4.7(1)         Supplementary  Contract  to the  Contract  concerning  Industrial
               Property  Rights and Know How by and between H. Dieter  Braun and
               Peter E. Braun and iQ Battery Research and Development GmbH dated
               August  16,  1996  (Translated  to  English)(previously  filed as
               Exhibit 6.23)

4.8(1)         Extension of Contract  regarding  Industrial  Property Rights and
               Know How by and  between  Dieter  Braun  and  Peter  Braun and iQ
               Battery  Research and  Development  GmbH dated September 20, 1996
               (Translated to English)(previously filed as Exhibit 6.24)

4.9(1)         Agreement by and between iQ Battery Research and Development GmbH
               and  Dieter   Braun  and  Peter  Braun  dated   October  9,  1998
               (Translated to English)(previously filed as Exhibit 6.30)

4.10(1)        1998 Stock Option Plan (previously filed as Exhibit 6.31)

4.11(1)        Form of Stock Option Agreement (previously filed as Exhibit 6.32)

4.12(1)        Agreement Re Rights and Interests  dated  December 9, 1998 by and among the Company, H. Dieter Braun and Peter E. Braun (previously filed as Exhibit 6.34)

4.13(1)        Trademark  Assignment  dated  December 9, 1998 by and between the
               Company and H. Dieter Braun (previously filed as Exhibit 6.35)

4.14(1)        Patent  Assignment  dated  December  9, 1998 by and  between  the
               Company and H. Dieter Braun and Peter E. Braun  (previously filed as Exhibit 6.36)

4.15(2)        Amendment  No. 3 to iQ Power  Technology  1998 Stock  Option Plan
               (previously filed as Exhibit 6.50)

4.16(3)        iQ Power  Technology  2001  Incentive Plan  (previously  filed as
               Exhibit 6.51)

12.1           Certification  of CEO and CFO pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 302 of the  Sarbanes-Oxley  Act of
               2002

13.1           Certification  of CEO and CFO pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the  Sarbanes-Oxley  Act of
               2002

99.1           Consent of Deloitte & Touche GMBH
------------------------

(1)  Previously filed as an exhibit to the registrant's  registration  statement on Form SB-1 on December 10, 1998 (File No. 333-68649).

(2)  Previously  filed as an exhibit to the  registrant's  annual report on Form
     10-KSB for the year ended  December 31, 2000.  (3)  Previously  filed as an exhibit to the  registrant's  registration  statement  on Form S-8 filed on
     July 25, 2001.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                         iQ POWER AG

Date:  June 28, 2005                     /s/ Peter Braun
                                         ---------------------------------------
                                         Peter Braun
                                         Chief Executive Officer and acting
                                           Chief Financial Officer

