Form 20-F
period 2005-12-31
IQ POWER AG
filed 2006-06-30
CIK 1072667

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to______________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission file number: 000-26165

iQ POWER AG
(formerly, iQ Power Technology Inc.)
(Exact name of Registrant as specified in its charter)

_____________________________________
(Translation of Registrant’s name into English)

Switzerland
(Jurisdiction of incorporation or organization)

Baarerstr. 137, CH-6300 Zug, Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Registered Stock, with a par value of CHF0.03
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report:

43,755,275

Indicate by check mark if registrant is a well – known seasoned issuer, as defined in Rule 405 of the securities Act.

Yes      No

If this report is annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15 (d) of the Securities Exchange Act of 1934

Yes      No

Indicate by checkmark whether registrant

1.	has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (of for such shorter period that the registrant was required to file such reports), and

2.	has been subject to such filing requirements for the past 90 days

Yes      No

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer
Accelerated Filer
Non-Accelerated Filer

Indicate by checkmark which financial statement item the registrant has elected to follow

Item 17   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes      No

TABLE OF CONTENTS

PART I	1

Item 1. Identity of Directors, Senior Management and Advisers	2

Item 2. Offer Statistics and Expected Timetable	2

Item 3. Key Information	2

Item 4. Information on the Company	12

Item 5. Operating and Financial Review and Prospects	28

Item 6. Directors, Senior Management and Employees	42

Item 7. Major Shareholdes and Related Party Transactions	52

Item 8. Financial Information	54

Item 9. The Offer and Listing	54

Item 10. Additional Information	57

Item 11. Quantitative and Qualitative Disclosures About Market Risk	69

Item 12. Description of Securities Other than Equity Securities	69

PART II	69

Item 13. Defaults, Dividend Arrearages and Delinquencies	69

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	69

Item 15. Controls and Procedures	69

Item 16	70

Item 16A. Audit Committee Financial Report	70

Item 16B. Code of Ethics	70

Item 16C. Principal Accountant Fees and Services	70

Item 16D. Exemptions from the Listing Standards for Audit Committees	71

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	71

PART III	72

Item 17. Financial Statements	72

Item 18. Financial Statements	72

Item 19. Exhibits	72

i

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 20-F constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, assumptions, uncertainties and other factors that should they materialize may cause the actual results, performance or achievements of iQ Power AG and its subsidiaries, iQ Power Deutschland GmbH (“iQ Germany”) and iQ Power Licensing AG (“iQ Licensing”) (hereinafter collectively, referred to as “we,” “us,” “our,” iQ Power Group” and “the Company”), or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to:

•	the Company's limited operating history;
•	lengthy development and sales cycles related to the commercialization of battery technologies;
•	the Company’s dependence upon a relative concentration of customers in the automotive and battery manufacturing industries;
•	competition in the battery industry and competing battery technologies;
•	risk related to the development of the Company’s battery technologies and acceptance by the automotive and battery manufacturing industries;
•	risks of technological change that may be inconsistent with the Company's technologies or may render its technologies obsolete;
•	dependence on selected vertical markets within the automotive and battery manufacturing industries;
•	general economic risks that may affect the demand for automotive batteries;
•	the Company’s reliance on third-party marketing relationships and suppliers;
•	the Company’s ability to protect its intellectual property rights and
•	the other risks and uncertainties described under “Risk Factors” in this Annual Report on Form 20-F beginning at page 8.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in this document under headings “Risk Factors” pg. 8, “Business Overview” pg. 14, “Property Plants and Equipment” pg. 27and “Operating and Financial Review and Prospects” pg. 29. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Our management has included projections and estimates in this report, which are based primarily on management’s experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information publicly available about our competitors. The Company does not intend to update these forward-looking statements. Investors are cautioned against attributing undue certainty to or, lacing undue reliance on forward-looking statements.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

A.    Directors and Senior Management.

Not Applicable.

B.    Advisers.

Not Applicable.

C.    Auditors.

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.    KEY INFORMATION.

A.    Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company (stated in thousands of U.S. dollars, except numbers of shares and per share amounts), prepared in accordance with generally accepted accounting principles in the United States of America. The information in the tables was extracted from the more detailed financial statements of the Company for the years presented, which have been audited by Deloitte AG, Zurich, Switzerland, for the fiscal year ended December 31, 2005, and Deloitte & Touche GmbH, Munich, Germany, for the fiscal years ended 2004, 2003, 2002 and 2001.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report. The Company’s fiscal period ends on December 31 of each year.

The following is a summary of certain selected financial information for the Company’s most recently completed fiscal year and for the Company’s four preceding fiscal years.

	Audited (Fiscal year ended December 31)
All in $1,000's except number of shares and per share amounts	2005	2004	2003	2002	2001

Working capital (deficiency)	827	(471)	62	(148)	145
Revenues	79	53	42	0	0
Net loss	(8,350)	(2,648)	(2,294)	(1,555)	(3,754)
Basic and diluted loss per share	(0.22)	(0.09)	(0.10)	(0.09)	(0.29)
Total current assets	1,630	1,113	1,928	667	901
Total non-current assets	728	498	445	448	459
Total current liabilities	803	1,584	1,866	815	756
Total non-current liabilities	904	0	0	0	0
Share capital, incl. Agio	16,037	15,822	13,315	10,576	8,574
Contributed Surplus	10,841	2,000	2,108	1,571	1,850
Number of shares	43,755,275	34,923,150	27,563,071	20,348,227	15,952,124
Retained deficit	(24,693)	(16,343)	(13,695)	(11,401)	(9,846)

No dividends have been declared in any of the years presented above.

Exchange Rate Information
The Company’s accounts are maintained in Euros. In this Annual Report, all amounts are expressed in U.S. dollars, except where otherwise indicated.

The following rates were applied to convert the financial statements from Euro into U.S. dollars:   Balance Sheet: 0.8444 Euro per U.S. dollar, actual rate as of December 31, 2005.  Income statement and cash flow statement:   0.80453 Euro per U.S. dollar, average rate for the period January 1, 2005 through December 31, 2005.

On June 27, 2006, the exchange rate of Euros and Swiss francs into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Euros and Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals EUR 0.7942 and CHF 1.2431, respectively.

EXCHANGE RATE HIGH/LOW FOR PREVIOUS SIX MONTHS (2006), U.S. $1.00 equals EUR

	JAN	FEB	MARCH	APRIL	MAY	JUNE

HIGH	0.8489	0.8452	0.8449	0.8309	0.7963	0.8013
LOW	0.8114	0.8203	0.8192	0.7906	0.7707	0.7705

EXCHANGE RATE FOR PAST FIVE YEARS AND YTD, U.S. $1.00 equals EUR

	2001	2002	2003	2004	2005	2006 (ytd)

Average	1.1170	1.0611	0.8854	0.8051	0.8045	0.8143
Period end	1.1289	0.9541	0.7967	0.7331	0.8444	0.7942

B.     Capitalization and Indebtedness.

Not Applicable.

C.     Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.     Risk Factors.

The Company, and thus the securities of the Company, should be considered a speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company’s securities.

WE ARE ALMOST EXCLUSIVELY RELIANT ON THE SALE OF TREASURY STOCK FOR FINANCIAL LIQUIDITY.

As of December 31, 2005, we had working capital of $827,000. Additionally, in February 2006, institutional investors subscribed to a total of 1,500,000 shares of iQ Power AG for proceeds totalling $3,200,000 (CHF 4,200,000). The capital increase was registered with the commercial register on February 24, 2006 and is fully paid in.

Additional funding is necessary to follow the growth strategy of the Company. If we fail to get the necessary financing on a timely basis, it might:

•	delay and increase the costs of development and commercialization of the iQ technology;
•	cause us to default on some of our financial commitments;
•	prevent us from being able to commercialize the iQ technology;
•	force us to discontinue our operations or to look for a purchaser of the iQ technology or our business; and/or
•	result in the bankruptcy of one or more companies within our corporate group,

All of these events could negatively impact your investment in our shares.

WE HAVE INCURRED NET LOSSES SINCE OUR INCEPTION AND WE ANTICIPATE THAT LOSSES WILL CONTINUE.

We incurred net losses of $8,350,000 in 2005 and $2,648,000 in 2004. As of December 31, 2005, we have incurred net losses since our inception in the aggregate amount of $25,717,000, and we anticipate that we will continue to incur losses due to a high level of operating and capital expenditures, sales and marketing costs, additional personnel requirements and our general growth objectives.

We anticipate that our net annual losses will decrease in the near future as we implement our business strategy and attempt to commercialize our MagiQ™ battery; however, our ability to earn a profit will depend on the commercial acceptance of our products, which has not yet been achieved, and our ability to exploit our technology.

WE HAVE EXPERIENCED DELAYS IN THE DEVELOPMENT OF OUR TECHNOLOGIES AND THE COMMERCIALIZATION OF OUR BATTERIES.

We have experienced various delays in the development of our technologies and our batteries that have adversely affected the commercialization of our batteries and our results of operations. We had anticipated that our MagiQ™ batteries would be in commercial production as early as 2003. However, we experienced delays in our pilot program that resulted in a delay of the commercial launch of our

MagiQ™ battery. Our MagiQ™ batteries are currently in the pilot program stage, and we may not be in position to launch commercial production of our MagiQ™batteries until we raise sufficient capital to undertake such production.

In addition, we may experience delays in the development and commercialization of our other technologies similar to those we experienced in developing our MagiQ™ batteries. The timing of the development of battery technology is dependent on a number of factors, including availability of capital, changing specification of manufacturers, changing technologies and other factors. We may not be able to complete the development of our technologies in a timely manner and our technology may not be commercially accepted.

THE INTENSE COMPETITION IN THE LEAD-ACID BATTERY INDUSTRY MAY HINDER OUR ENTRY INTO THE MARKETPLACE AND MAY NEGATIVELY IMPACT OUR ABILITY TO COMMERCIALIZE THE IQ TECHNOLOGY.

Many of our competitors have:

•	long operating histories;
•	substantial resources that are devoted to research and development, manufacturing, marketing and commercializing products;
•	products and technologies that are widely accepted by retail consumers and other buyers of batteries;
•	products with long histories of reliable and effective use; and
•	established reputations and long-standing relationships with original equipment manufacturers.

All of these facts could hinder our entry into the marketplace and give our competitors a large competitive advantage over us. We expect competition in the battery industry to intensify because many battery companies are consolidating or vertically integrating (allowing them to make batteries at lower cost), because they own all stages of production. In recent years, buyers of lead-acid batteries have also consolidated, reducing the number of customers for lead-acid batteries and increasing price competition.

OUR COMMERCIAL PROFITABILITY DEPENDS ON THE INTEGRATION OF OUR TECHNOLOGY WITH EXISTING LEAD-ACID BATTERY TECHNOLOGY

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

There may not be enough demand for the iQ technology or for batteries that incorporate the iQ technology to generate revenues or make a profit. If so, this could adversely affect your investment. There are currently no commercially produced lead-acid batteries that use the iQ technology. As a result, the potential demand for batteries that use the iQ technology and the degree to which the iQ technology can meet market demand is difficult to estimate. Our success in gaining market acceptance for the iQ technology will be affected by a number of factors that are beyond our control, such as:

•	the license fees for the iQ technology;
•	the willingness of consumers to pay a premium price for batteries incorporating the iQ technology;

•	specifications of automobile manufacturers;
•	the marketing and pricing strategies of competitors;
•	the development of alternative technologies; and
•	general economic conditions.

WE HAVE NO HISTORY OF MATERIAL REVENUES. ANY REVENUES WE DO RECEIVE WILL DEPEND MOSTLY ON LICENSING THE IQ TECHNOLOGY OR SELLING BATTERIES OR OTHER PRODUCTS THAT INCORPORATE IQ TECHNOLOGY WHICH WILL MAKE US VULNERABLE TO CHANGES IN MARKET DEMAND. AS A RESULT, ANY DECLINE IN DEMAND COULD MATERIALLY, ADVERSELY AFFECT OUR BUSINESS.

To date we have earned no material revenues from the sale of our products and only deferred revenues from the licensing of our technology. We anticipate that all of our revenues will initially derive from fees associated with licensing the iQ technology and from the sale of our own batteries that incorporate the iQ technology. We currently have one licensing arrangement for our iQ technology with a related party.

If we receive any revenues, the revenues may decrease after an initial period of market introduction due to factors such as:

•	increased competition;
•	changes in consumer preferences;
•	changes in customer specifications market saturation;
•	government regulation of the battery industry;
•	changes in demand from OEMs;
•	changes in demand for automobiles;
•	changes in economic conditions; or
•	other factors, many of which are beyond our control.

WE MAY NOT BE ABLE TO DEVELOP ACCEPTABLE NEW ELECTRIC POWER TECHNOLOGIES OR PRODUCTS AND THIS COULD NEGATIVELY AFFECT OUR BUSINESS AND OUR PROSPECTS FOR GROWTH.

We may not successfully complete the development or introduction of new electric power technologies or products, or, if we do, such technologies or products may not achieve market acceptance. In addition, we may experience delays in the development process. We believe our growth will depend upon our ability to develop and commercialize the iQ technology and to introduce new products and technologies that are attractive to consumers, OEMs, suppliers to the OEMs, automobile service providers and retailers of automotive batteries. We may not be successful in developing, introducing and promoting our products and technologies.

WE EXPECT TO BE DEPENDENT ON A FEW KEY CUSTOMERS. THE LOSS OF ANY ONE OF THEM COULD SIGNIFICANTLY REDUCE OUR ABILITY TO GENERATE REVENUES AND MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

To the extent we depend upon key customers for a large percentage of our revenues, the loss of one or more of them or a significant reduction in licensing fees from one or more of them could have a material adverse effect on our business. We anticipate that a large portion of our revenues will come from license fees associated with a limited number of key customers, including automobile manufacturers, aftermarket resellers, and suppliers to the OEMs.

OUR TECHNOLOGIES MAY BECOME OBSOLETE AND WE MAY NOT BE ABLE TO MEET THE INDUSTRY’S EVOLVING REQUIREMENTS. FAILURE TO KEEP UP WITH TECHNOLOGICAL ADVANCES AND OBTAIN MARKET ACCEPTANCE FOR SOME OR ALL OF OUR PRODUCTS COULD HAVE A NEGATIVE IMPACT ON OUR REVENUE AND ABILITY TO OPERATE PROFITABLY.

The automotive industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive, or less marketable. The process of developing our iQ Technology is extremely complex and requires significant continuing development efforts and third-party commitments. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. We may not be successful in commercializing our technologies, in exploiting niche markets effectively or in adapting our business to evolving manufacturer requirements, preferences, or emerging industry standards.

VOLATILITY OF OUR REGISTERED SHARES MARKET PRICE COULD CAUSE YOU TO LOSE ALL OR PART OF YOUR INVESTMENT.

The market price for our registered shares as reported by the OTCBB has fluctuated from $0.35 to $2.25 during the twelve month period ended December 31, 2005, and from $1.61 to $4.50 during the period from January 1, 2006 to June 27, 2006. Market prices for securities of microcap companies generally are highly volatile. Factors such as announcement of technological innovations, new commercial products, patents, the development of proprietary rights by us or others, future sales of our registered shares by us or our shareholders, and other factors both known and unknown could have a significant effect on the market price of our registered shares.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR OPERATION.

The reporting currency of this report is the United States dollar, however, we primarily have assets, obligations and commitments in other currencies including Euros and Swiss Francs. Fluctuations in foreign currency exchange rates may affect our results of operations and may adversely affect reported financial figures and the comparability of period-to-period results of operations. For information on currency exchange rates please read the section “Exchange Rate Information” on page 6 of this report.

WE DO NOT INTEND TO PAY CASH DIVIDENDS AND THERE IS NO ASSURANCE THAT WE WILL EVER DECLARE CASH DIVIDENDS.

We do not have any intention of paying cash dividends in the foreseeable future.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN OUR SHARES BECAUSE OUR SHARES ARE CONSIDERED A PENNY STOCK AND ARE SUBJECT TO THE PENNY STOCK RULES.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our shares on the OTCBB over the year ended December 31, 2005 ranged between $0.35 and $2.25 and our shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

THERE ARE RISKS IN BUILDING THE PRODUCTION SITES IN GERMANY AND SOUTH KOREA.

iQ Power Asia Inc. has started construction on a production site in South Korea. Additionally iQ Power has declared it will start construction on a production site in Germany. In South Korea, the start of production is scheduled to begin at the end of 2006, whereas the start of production in Germany will be in the spring of 2008. There are some risks, outside of the control of iQ Power, which could delay the start of production, such as natural disasters or changes to relevant governmental regulations. We may not be successful in completing the construction of the production sites and in obtaining necessary financing to complete the construction sites. We may also experience delays or other factors which could lead to higher costs. This could mean that only part of the production site can be completed and could lead to a lower revenue stream. Also, upon completion of construction either site in Germany or South Korea could be partly or wholly destroyed by fire, terrorist attacks, natural disasters, explosions or other unforeseeable events. Such an event may have a negative impact on our financial situation.

WE ARE DEPENDANT ON THE PRICE DEVELOPMENT OF THE RAW MATERIAL AS LEAD HAS A DOMINANT ROLE IN PRODUCING OUR BATTERIES.

Lead is the most important raw material in the production of a battery. We are dependant upon getting our lead on a competitive basis. In 2004 and 2005, the price of lead has significantly increased and may continue to increase in the future. Despite the fact that our products will need less lead, we are still dependant on a competitive supply of lead. Moreover, we may enter into a contract for the next several years in order to secure mass production if lead prices are high. This is a disadvantage compared to our competitors who have already entered into long-term contracts when the price of lead was lower. It will also be difficult to negotiate substantial rebates as our production volumes are small. Finally, the price for lead is in US-Dollars and therefore a currency risk exists, which has to be contained well in advance.

WE WILL BE DEPENDANT ON OUR SUPPLIERS.

We will depend on the supply of production parts as well as production supply components, manufacturing equipment and tools which we will buy from third parties. Some parts of these goods will be purchased from sole source suppliers either because no one else has the know-how to supply these goods or the supplier can produce these items at much lower costs than us. We might not be able to enter into contracts at acceptable terms. There might also be a risk that a supplier is no longer able to produce on time or has economic difficulties. We might be forced into a situation to support the supplier financially, or technically, or we may have to change suppliers. This could lead to delays in production and negatively impact our financial situation.

WE ANTICIPATE THAT THERE ARE RISKS DUE TO THE INTERNATIONAL BUSINESS ENVIRONMENT AND THE MINORITY SHAREHOLDING WITH THE SOUTH KOREAN JOINT VENTURE.

With the founding of iQ Power Asia Inc., we have structured our business as an international business organizational structure. This has created numerous challenges regarding general economics, domestic and foreign legal and tax environments, and unexpected changes in regulatory affairs. Moreover there are possible risks involved with international trade barriers and changes in tariffs, and customs charges. Increased information technology-safety environment and starting an international risk management and controlling structures will become a necessity.

The construction of the production site in South Korea is being done through a joint venture with a South Korean industrial consortium and an individual investor. iQ Power has a minority stake of 40% in this joint venture and only has one of three director seats on the board of directors. Our influence of the joint venture is limited. We are dependent on the cooperation of the majority shareholder and have only limited possibilities to reduce the risks of decisions being made which are not in the best interest of iQ Power.

WE ARE DEPENDANT ON BOARD MEMBERS AND KEY EMPLOYEES OF IQ POWER. IF THE KNOW-HOW AND THE AVAILABILITY OF THESE PEOPLE CANNOT BE SECURED IN THE FUTURE WE MIGHT SUFFER NEGATIVE RESULTS.

Our business and our success is dependant on the leadership of the key people of the Company and the know-how of those people on the board of directors, our senior management, and the key people in Research & Development mentioned under section Item 6. of this report. If the know-how and the skills of these people are no longer available to the company it might negatively influence our success.

RISK INVOLVING THE USE OF SUBSTANCES THAT ARE ENVIRONMENTALLY DAMAGING AND HAZARDOUS TO HEALTH

The iQ Power Group’s business activities are based predominantly on the development and planned production of the MagiQ™ car battery. A number of substances that are environmentally damaging and hazardous to health are used in the development and manufacturing of lead/acid-based car batteries, these being lead and sulfuric acid in particular. The utilization of these substances entails an increased risk of workplace accidents and places great demands on occupational health and safety measures. Major accidents or ones involving serious or fatal injuries cannot be ruled out. Furthermore, there exists the risk that these substances may enter into the ground at the production sites or damage the environment in other ways. The materialization of these risks can result in civil, criminal or public-law consequences, particularly in an obligation to pay damages or ensure abatement and remedy, or even in the suspension or revocation of operating authorizations and licenses. These can have a material negative impact on the iQ Power Group’s earnings, assets and financial position.

PRODUCT LIABILITY RISKS

Potential errors in the development and production of iQ Power Group products cannot be entirely ruled out. Product defects can cause serious property damage and personal injury once series production has begun if, for example, such result in the failure of a vehicle’s on-board electronics and subsequent motoring accidents.

Besides warranty claims, product defects can also provide the grounds for product-liability suits or other claims for damages. In addition, such defects can also result in the loss of customers and damage to the company’s reputation. Since many carmakers are now starting to forward their customers’ claims and complaints directly to their suppliers, the iQ Power Group could be obligated to settle or adjust any warranty actions itself once series production has begun. Doing so would involve a tremendous personnel and financial effort.

Actions for damages or product-liability litigation can result in considerable compensation payments in line with the awarding of punitive damages, especially in the United States of America. Such obligations to pay compensation are virtually unpredictable in nature. Substantial financial liabilities can result from the fact that adequate provisions cannot be established or insurance coverage obtained to cover each and every incident.

Moreover, government agencies in many countries can, due to defective products, impose actions on the clients of the iQ Power Group or an iQ Power Group company in order to prevent any endangerment to the legal interests of third parties. In particular, the iQ Power Group or its clients could be required to conduct a recall of delivered products or even an entire product series. Should this case arise, the iQ Power Group may be obligated to assume all the costs involved or be subjected to recourse by its clients.

The materialization of the risks outlined above can have a material negative impact on the iQ Power Group’s earnings, assets and financial position.

RISK REGARDING THE LACK OF A SALES AND MARKETING ORGANIZATION

The iQ Power Group does not have its own sales or marketing organization and does not currently have a partner for the distribution of its products.

Marketing and an ability to convince and win new customers are crucial factors in the success of new products on the market. Since today energy management still plays only a subordinate role within the automobile industry, a new market must be created for the iQ Power Group’s technology and products. Customers must first be compelled by and convinced of energy management’s importance and the practical maturity of the iQ Power Group’s products and technology in order to successfully launch and establish the products on the market. This is something that only sales and marketing activities can accomplish. Any inability on the part of the iQ Power Group to establish an efficient sales and marketing structure could decisively impede the market launch and establishment of the iQ Power Group’s products and technologies. This could have a material negative impact on the iQ Power Group’s earnings, assets and financial position.

RISK REGARDING PATENT PROTECTION

The success of the iQ Power Group’s operating activities also depends greatly on the competitive advantage offered from having an adequate amount of protection of the iQ Power Group’s technology through patents. The iQ Power Group cannot guarantee that all of its patent applications will result in patents being granted, that existing patents can be maintained or that the scope of existing or future patents is adequately defined. In the event that the technology of the iQ Power Group is not protected by patents in certain countries, then the iQ Power Group does not have exclusive rights to this technology and cannot prohibit third parties from using it.

Furthermore, the iQ Power Group is unable to determine the extent to which its technology is being used in an unauthorized manner by third parties. In any case, the iQ Power Group assumes that such piracy represents a permanent problem for the iQ Power Group, since third parties are using it to appropriate the iQ Power Group’s engineering and developmental edge.

Moreover, it is difficult to prosecute the unauthorized use of patented technologies. The laws in many countries where the technology of the iQ Power Group is licensed or cannot yet be licensed does not protect the products and the intellectual property rights to the same degree as in Europe or the United States. Selling products based on the technology of the iQ Power Group in such countries only increases the probability of unauthorized third-party use of this technology. Patent-violation suits are sometimes difficult to prosecute even in countries that have a highly developed legal system, especially since such litigation can involve extremely high costs. Incalculable risks can arise in certain cases because the administration of justice is not uniform even in countries with a highly developed system of laws and patents. The opposing party can, for example, employ a variety of procedural measures to protract the case several years so that even in those cases where the legal situation is unequivocal, disadvantageous settlements or compromises have to be reached for cost reasons. Because the success of the iQ Power Group’s operating activities depends substantially on the competitive advantage afforded by the exclusive use of its technology, the inadequate protection of its technology could have a material negative impact on the iQ Power Group’s earnings, assets and financial position.

RISK INVOLVING THE LIMITED PROTECTABILITY OF TECHNOLOGICAL KNOWLEDGE

The iQ Power Group depends on the protection of technological knowledge (know-how) in order to successfully market its technology. The companies of the iQ Power Group have entered into confidentiality, non-disclosure and other agreements safeguarding intellectual property with its employees and third parties as a means of affording this expertise the best-possible protection. However, such agreements provide only limited protection. Important individuals with key knowledge leaving the company, inadequate technology safeguards in licensing and collaboration agreements or failures to undertake the needed actions to protect the rights to intellectual property can endanger the competitiveness of the iQ Power Group’s products and services. Despite the legal and concrete measures undertaken to protect intellectual property rights, the possibility that third parties will gain access to the technological knowledge of the iQ Power Group cannot be ruled out. The materialization of the risks outlined above can have a material negative impact on the iQ Power Group’s earnings, assets and financial position.

RISK FROM VIOLATING THIRD-PARTY PROPERTY RIGHTS

There exists the risk that with its technology the iQ Power Group may be violating the property rights – notably patents – of third parties. Furthermore, it cannot be ruled out that the planned upgrading, enhancing and new development of products and services, which are necessary for further business success, may in the future injure or interfere with the commercial property rights of third parties and that such activities may thereby be prohibited or only allowed to continue after paying a licensing fee to the holder of the rights. In addition, there are incalculable risks and implications involved in legal disputes regarding alleged or actual patent violations. In light of the related risks, even frivolous lawsuits may result in having to enter into disadvantageous compromises or settlements. The materialization of the risks outlined above can have a material negative impact on the iQ Power Group’s earnings, assets and financial position.

WE WILL RELY ON THIRD PARTIES TO SUPPLY DEVELOPMENT, MANUFACTURING AND DISTRIBUTION EXPERTISE WHICH WILL MAKE OUR SUCCESS DEPENDENT UPON THEIR EFFORTS. IF THEY ARE NOT SUCCESSFUL, IT COULD NEGATIVELY IMPACT OUR ABILITY TO COMMERCIALIZE THE IQ TECHNOLOGY AND OUR BUSINESS.

Our future success is dependent on the development and maintenance of strategic relationships. If our strategic partners or third parties fail to perform effectively, we may not generate any revenues or a profit. We may rely upon strategic partners:

•	to assist us in the research and development of the iQ technology and future technologies;
•	to participate in the later stage development and testing of commercial prototypes; and
•	to manufacture products based on the iQ technology.

We have no experience in manufacturing battery technology or products. If we decide to manufacture and market our own product line, we will likely contract with a third-party manufacturer to manufacture, assemble, test and package our products to our specifications. We cannot assure you that we will be able to enter into such contracts on terms that are acceptable to us. In addition, third-party manufacturers are required to meet governmental and regulatory requirements including environmental and consumer safety requirements. If the third-party manufacturer we select should fail to comply with the regulatory requirements or be unable to meet our quantity and quality requirements, we will have to select another manufacturer, which may result in delays in delivering products to distributors or other purchasers. We may have to rely on experienced employees, strategic partners, distributors and third-party manufacturer’s representatives to market our products. If we are unable to maintain or establish third-party distribution relationships, we may have to develop our technical expertise and supporting distribution capabilities. We can not guarantee you that we will be successful in doing so.

ITEM 4.     INFORMATION ON THE COMPANY.

A.     History and Development of the Company.

We were incorporated on December 20, 1994 under the Canada Business Corporations Act as 3099458 Canada Inc. We changed our name to iQ Power Technology Inc. on May 9, 1997. Effective November 10, 2004, we continued the corporation to Switzerland, changing our name to iQ Power AG. We are now incorporated under the laws of Switzerland, registered in the commercial register in the Canton of Zug, under the registration number CH-170.3.027.783-9. As of the filing date of this report, our principal executive offices are located at Baarerstrasse 137, 6300 Zug, Switzerland, and our telephone number at that location is +41-41-766 6900.

iQ Germany was formed in 1991 to research and evaluate methods of maximizing lead-acid battery performance. iQ Power AG was formed to acquire iQ Germany and license the technology developed by iQ Germany to others or market a product based on such technology. Throughout this Annual Report we refer to the technology developed by iQ Germany as “our technology”, the “iQ technology” or “our iQ Battery technology.”

On August 25, 1998, we acquired all the issued and outstanding common stock of iQ Germany in exchange for 5,120,000 of our registered shares. The value of the shares we issued to acquire iQ Germany was $3,200,000 or $0.625 per share. As a result of the share exchange, we acquired all of the assets and liabilities of iQ Germany. We are currently engaged in the development and commercialization of electrical power sources for the automotive industry and other industries based on the iQ technology.

On June 18, 1999, we completed our initial public offering in the United States pursuant to which we received net proceeds of $4,690,000.

Disposition of BarbiQ Power Limited

BarbiQ Power Limited was established in 2003 as an investment holding company and was domiciled in Barbados. BarbiQ was sold in June 2004 with a cumulative loss of $13,000. No further assets or liabilities exist as of December 31, 2004 and 2005.

Creation of iQ Power Licensing AG

On October 7, 2004, iQ Power Licensing AG was established to be the operating entity, holding all of our intellectual property and marketing our intellectual property both internally as well as to external licensing partners.

Continuation to Switzerland

In 2004, we moved from Canada to Zug, Switzerland. Under the terms of the Continuance:

(i)	iQ Power continued from Canada to Switzerland and became a Swiss corporation;
(ii)	the corporate name “iQ Power Technologies Inc.” was changed to “iQ Power AG”;
(iii)	each share of iQ Power was deemed to represent one registered share of iQ Power AG, par CHF 0.03. No fractional shares were issued in connection with the Continuance;
(iv)	issued and outstanding options and warrants of iQ Power were deemed to represent options and warrants of iQ Power AG; and
(v)	iQ Power AG became subject to the Swiss Code of Obligations with its domicile in Zug, Switzerland;

Shareholders of iQ Power approved the Continuance of the corporation to Switzerland as well as a change of its name to iQ Power AG at the company’s 2004 Annual General Meeting on July 30, 2004. iQ Power received a Letter of Satisfaction from the Director under the Canada Business Corporations Act permitting it to apply for Continuance in Switzerland. Shareholders approved new Articles of Incorporation prepared in accordance with Swiss law on November 5, 2004. The Continuation was completed on November 10, 2004.

The Continuance was deemed to be an offer for the securities of iQ Power, a foreign corporation, by iQ Power AG, as the continued corporation. In connection with the Continuance, iQ Power AG was deemed to have issued new securities.

These securities were offered in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the Securities Exchange Act of 1934, as amended. These securities were offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Rule 802 there under. The securities issued pursuant to the Continuance were unregistered restricted securities within the meaning of Rule 144 under the Securities Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities.

Investment in iQ Power Asia Inc.

Since August 3, 2005, the Company also holds a 40% share interest in iQ Power Asia Inc., incorporated in the Republic of Korea. It’s mission is to develop, produce and sell to the Korean automotive industry and the local automotive aftermarket. iQ Power Asia Inc. was established as a joint venture with a South Korean industrial consortium and an individual investor. iQ Power Asia Inc. holds the status of a Foreign Invested Enterprise since the Company acquired shares in it.

We have not been subject to any bankruptcy, receivership or similar proceeding.

B.     Business Overview.

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

The initial market we targeted was the starting, lighting and ignition (“SLI”) battery market. We believe that this market is a mature and stable market composed of a limited number of aftermarket resellers and original equipment manufacturers (so-called “OEMs”). Over the last ten years, new competition and changes in the automotive industry have increased pressure on SLI battery manufacturers to reduce costs and to improve the power and efficiency of the batteries they produce. In response to these conditions and to the increased market demand for smaller and lighter SLI batteries that produce adequate amounts of electrical power, we developed our iQ technology, a battery technology that lowers the weight and increases the electrical output of SLI batteries. The iQ technology has in turn given rise to other applications.

Employing the iQ Technology, we have developed, are developing, or are involved in the development of the following products and product applications:

•	"Smart" lead/acid automotive starter battery (known as the Generation1 MagiQTM Battery);

•	Generation 2 “Smart” lead/acid automotive starter battery with State of Health (SOH)/State of Charge (SOC) External Monitor Capabilities;

•	PowerLyzer(R, Generation I and II;

•	DC-BUS Automotive Communication System;

•	Battery Energy Management (BEM)(R);

•	Smart Energy Management (SEM)(R);

•	Load Separation Module (LTM) for ACTROS and SMART passenger car;

•	Software for Diagnosis and Data-Analysis.

Our primary commercial value today rests in our iQ Technology, the products we have developed out of it, and our highly qualified engineering and scientific research and development personnel team. At the filing date of this report, iQ Power Germany currently employs 14 engineers and scientists in its Unterhaching and Chemnitz, Germany offices on a full-time basis, whose primary focus is research and development. These personnel have considerable experience with the development of starting, lighting and ignition (“SLI”) battery systems and applications. We believe that this combination of expertise has allowed, and will continue to allow, iQ Germany to design and develop battery technologies and energy management solutions that can be implemented in a timely and cost-effective manner.

In addition to our own expertise, we have developed numerous supplier, co-development, and original equipment manufacturer relationships within the automotive and electronics industry including such parties as BASF, Texas Instruments, Jász-Plasztik Kft., E. Schnapp & Co Works Ltd., YAMAR Electronics, ESG and various OEM’s.

While our iQ Battery technology platform can be applied across a diversified spectrum of industries and applications, ranging from automotive (including electric, hybrid and fuel cell powered vehicles) to stationary applications in telecommunications and standby power sources, we have chosen, based upon our own expertise and financial limitations, to initially focus on the automotive market-specifically on cars and trucks.

We have reached the stage where we must commercially market our products. We have targeted two products for market penetration: (1) is our PowerLyzer(R for which we shipped initial products in 2003 and delivered engineering services in 2004; (2) our core Generation 1 MagiQTM Battery. Management has spent a substantial amount of time over the past 2 years finalizing our supply chain, sourcing contract manufacturers, and marketing our Generation MagiQTM Battery to potential Original Equipment Manufacturer (OEM) and After Market (IAM) users.

Korean Joint Venture

We entered into an exclusive licensing and option agreement under which we granted the joint venture partner an option to secure a license to manufacture, market and sell specified iQ products in Korea, for consideration of $1,350,000. The onetime-fee is paid as compensation for

•	iQ Power granting exclusivity to iQ Power Asia,
•	iQ Power giving up the opportunity to exploit the markets in the licensed territory starting from the signing of the first Memorandum of Understanding (MOU),
•	iQ Power seizing negotiations with other parties and potential licensees in the licensed territory,
•	iQ Power giving up the opportunity to achieve possible turnover from such other business contacts,
•	iQ Power providing adequate resources in order to develop the business as soon as the preconditions from the Korean party are met, i.e. iQ Power Asia has been founded, is validity existing and has been capitalized with a minimum of USD 2.2 million,
•	iQ Power preparing supply capabilities in order to meet the demand and duties in time and quantity.

As of December 31, 2005, all of the above mentioned conditions have been met by the Korean Joint Venture partner and iQ Power respectively, and we received $1,300,000 from the joint venture partner and expect to receive the balance of the upfront licensing fee of $50,000 during 2006.

Under the terms of the Korean joint venture arrangement, we are obligated to supply the joint venture with technology and key components, including the iQ chip sets, to manufacture iQ products. We expect to begin delivery of components at specified prices near the end of 2006.

We agreed to take a 40% interest in the Korean joint venture, which cannot be diluted. In addition to the licensing fees and consulting fees, the Korean joint venture is obligated to pay iQ Power an initial dividend of $2,000,000 from future income of the joint venture.

SLI Industry Background

We believe that the industry for starting, lighting and ignition (SLI) lead/acid batteries is a stable, mature industry composed of a limited number of aftermarket resellers and OEMs. The SLI market covers consumer-automotive, marine and other automotive applications. In 2003, the world SLI lead/acid battery market generated revenues of approximately $14.6 billion and, according to research by Frost & Sullivan, is anticipated to grow almost 4.5% annually from 2003 to 2010. Such growth is expected to occur as a result of marginal increases in unit deliveries combined with a moderate to high fluctuation in unit prices. Moreover, emerging economies in the Asia-Pacific region and parts of Europe are likely to fuel this growth over the next few years.

Over 70% of the lead processed worldwide is used in the manufacture of lead/acid batteries. The rapidly rising price of lead on the international commodities market since mid-2003 is putting tremendous pressure on battery makers’ margins. The cost of lead accounts for 85% of the price of an SLI battery. Increased raw-materials costs cannot be automatically passed on to the customers in this case the carmakers. In terms of dollars, lead prices have more than doubled from approximately $400 per metric ton in June 2003 to approximately $960 per ton at the end of June 2006. One cause of this increase is the strong demand shown by the Chinese economy and automobile industry for lead, including for use in batteries. On the other hand, this price increase is mitigated by the lead/acid battery’s 95% recycling rate and the heavy use of secondary lead recovered from lead scrap.

It is the use of lead/acid batteries in the automotive industry, the largest single market, which determines the size of the overall lead/acid battery market. Some 180 million units were sold within this market in 2003 (report published by Frost & Sullivan 2004). About 120 million of those went to the aftermarket industry and another 60 million were used as original equipment or OE (a 2:1 ratio). Little change was observed within the market segment of Europe, the United States and Japan, the three most important automobile sales markets. This lack of change is likely due to the high level of market saturation in these countries. Today, growth stems primarily from emerging markets such as China, India, Iran, Russia and Brazil.

According to EUROBAT, 66 million starter batteries were used worldwide in the OE car and truck manufacturing industry in the year 2005. An additional 153 million units were used in the OE-supplier replacement-parts market worldwide. In 2010, EUROBAT predicts a total market worldwide volume of 73 million starter batteries.

According to industry organizations such as EUROBAT, in the year 2005, the size of the market for replacement starter batteries was approximately 153 million. For Europe (including countries such as Poland and Turkey) in 2003, EUROBAT showed a total market for car batteries of 70.6 million units, of which 19 million units were for factory equipment and 51.6 million units were for the aftermarket. For 2007 EUROBAT predicts a total European market volume of 77 million units with 21.4 million units as original equipment and 55.7 million units as replacement parts.

The SLI battery market is a commodity market. New competition within the SLI battery industry and sweeping changes in the automotive manufacturing industry have placed increased pressure on SLI battery makers to reduce costs and increase the power and efficiency of the batteries they produce. As a result, the SLI lead/acid battery market has experienced a series of major consolidations across the industry over the past years, a trend we believe will continue. Strains on profitability due to increased volatility in lead prices will be one of the challenges that the industry is likely to face in the future. In light of increasing market competition and the commoditization of the battery, some of the key issues for sustaining a profitable venture include factors that set the sellers apart in terms of its product quality and innovation, marketing activities, and support functions.

Differentiation through Innovation and New Customer Demands

The industry for starter, lighting, and ignition (SLI) batteries has seen minimal product innovation over the past 30 years.

Conventional lead/acid batteries are extremely sensitive to changes in temperature and stratification of its electrolyte. They are constantly losing output capacity due to temperature fluctuations, acid stratification, vibration damage, corrosion and sulfation inside the battery. The impact of stratification alone can reduce a car battery’s nominal capacity by 40%. Breakdown statistics published by Germany’s ADAC, one of the largest and most influential automobile associations, repeatedly highlights the inadequacy of today’s battery technology. In order to compensate for the tendency of conventional lead/acid batteries to lose much of their output capacity over time, conventional battery manufacturers simply build larger and heavier batteries with an increased initial output rating. At the same time, modern engine designs and the demand for better mileage have created a demand for smaller, lighter batteries to ensure maximum fuel efficiency and economy.

We believe that the performance capabilities of today’s 12-volt technology are far from exhausted and that the benefits of the innovative technology developed by iQ Power will help give today’s lead/acid battery a new and exciting life cycle.

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

As the power requirements of automotive electronics continue to increase, automakers are designing new vehicles with higer fuel efficiency, including hybrid technology, which require higher-voltage electrical systems and in turn larger or multiple batteries.

European manufacturers recently began to implement what are called “smart batteries”. A smart battery is a battery equipped with specialized hardware that provides software-managed information on the calculated present state and predicted future state to its host. A smart battery charger is a battery charger that regularly communicates with a smart battery and adjusts its charging characteristics according to the information the smart battery provides it. A May 2002 study by Mercer Management Consulting estimates a unit demand of about 30 million smart batteries for the OEM car market in 2010. However, these estimates are not limited to just smart batteries (such as our MagiQTM battery) with integrated monitoring technology, but also include batteries with intelligent devices (external battery monitors) incorporated in automobile on-board networks. Our iQ technologies are engineered to be integrated into a wide variety of smart-battery applications.

We have identified the following 9 macro-trends within the transportation industry to help us successfully position our company and its product lines (Mercer study 2003):

•	OEMs are concentrating more on downstream activities resulting in the subsequent outsourcing of manufacturing and systems development;

•	OEMs are focused on reducing weight and fuel consumption;

•	The growing importance of vehicle electrical/electronics systems replacing mechanical systems;

•	An unrelenting increase in vehicle electric loads and the paradigm shift of electrical energy in the automobile becoming a key function;

•	Realization of the need for vehicle-component integration and networking;

•	Converting the SLI battery into an electronic systems component;

•	A move toward x-by-wire and drive-by-wire systems based on a no-fail and uninterrupted energy supply;

•	New battery technologies such as NaS (sodium/sulfur), NiMh(nickel/metal hydride), Li-Ion (lithium ion) and LiPo (lithium-polymer); and

•	Alternative power concepts associated with hybrid and natural gas vehicles.

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

Products and Technology

The iQ technology platform and battery design changes are not simply rearrangements of existing components. We believe that our proprietary designs and technology can be incorporated into alternative energy systems or as product bundles that encompass the following battery and battery-control products:

•	Smart Battery Systems and Components;

•	Automotive Electrical Power Control Products;

•	Electric Vehicles Power Control Products;

•	Battery Charger/Power Converter and Components;

•	Traction, Marine and Aviation and Military Power Control Products; and

•	UPS, Stationary and Remote Power Control Products.

We intend to vigorously pursue the market for our products for use in these applications within the structure, timing, and financial resources of our business plan.

“Smart”lead/acid automotive starter battery (known as the Generation 1 MagiQTM Battery)

How Our iQ Technology Works
Over time, lead-acid batteries lose output capacity due to, among other things, temperature fluctuations and corrosion of internal lead plates. The iQ MagiQTM battery uses an insulated case, an internal microprocessor, and a battery acid anti-stratification device to minimize the loss of output capacity. As a result, the iQ battery requires fewer and/or smaller lead plates than a conventional lead acid battery to deliver the required output capacity for a specific application.

Double-Walled Casing
Conventional lead-acid batteries are vulnerable to damage caused by temperatures above 50 degrees Centigrade (122 degrees Fahrenheit) and to loss of starting performance when temperatures fall below freezing (0 degrees Celsius or 32 degrees Fahrenheit). Some auto manufacturers have attempted to protect batteries from the high temperatures found in the car’s engine compartment by installing the batteries in the rear of the vehicle. Although this placement protects batteries from heat, it requires the use of long, thick cables to connect the battery to the engine. The cables not only increase the weight of the car, they also produce electrical losses in cold starting conditions. To offset these losses, manufacturers must use batteries with larger amounts of lead and acid, thus further increasing the total weight of the automobile.

To minimize the loss of performance caused by temperature extremes, we, in cooperation with BASF, Germany’s largest chemical company, developed a double-walled battery case made from a polypropylene foam material called Neopolen(R), a thermoplastic particle foam. When a battery is placed inside the Neopolen case, it is protected against the extreme temperature fluctuations by the thermal insulation properties of the material.

In addition, Neopolen has mechanical properties which lends itself to integrating with battery technology. The cells of this ductile material remain intact under mechanical pressure and, after protracted compression, the material returns to its original shape. We believe that the structural stability of the Neopolen case will provide additional protection to the internal battery components.

Energy Control System
Although the insulated case of the iQ battery provides protection against extremely high temperatures, the insulated case cannot protect the battery from extended low temperatures. Temperatures below freezing dramatically reduce the ability of a battery to start an automobile engine and to be recharged by a running car’s generator. To prevent the loss of performance caused by low temperatures, the iQ battery incorporates an energy control system to maintain or re-establish optimal internal battery temperatures.

The energy control system consists of a sensor and control system and an internal heating component. The sensor and control unit is designed to measure and record a variety of internal and external factors, including:

•	outside temperature;
•	changes in outside temperature;
•	inside temperatures;
•	changes in inside temperature;
•	the revolutions per minute at which the engine was cranked;
•	the time of travel and the RPMs during travel;
•	battery voltage; Battery zero voltage and powernet voltage; and
•	changes in voltage.

Using this information, the energy control system determines when the heating component must be activated and the amount of power that may be used to maintain optimum internal battery temperature without draining the battery to the point that damage occurs. We anticipate that in the future, automobiles will have real time electronic information displays linked to the vehicle’s on-board computer system to provide the driver information relating to battery charge levels, electrical outputs, temperature and other information.

We have completed the production design of the integrated circuits necessary for the internal sensor and control unit.

The Anti-Stratification Component
Acid stratification is a less well known, but significant problem associated with lead-acid batteries. Lead-acid batteries utilize a mixture of sulphuric acid and distilled water as electrolyte. Because the density of water is less than that of sulphuric acid, over time gravity causes the acid and the water to separate. When this separation occurs, the battery is not able to produce or store electric power in the upper parts of the internal lead plates that are surrounded by acid of too low concentration. In addition, if pure sulphuric acid becomes concentrated in the lower parts of the battery, the highly corrosive effects of the acid tend to override the electrochemical process in the lower parts of the internal lead plates.

The problems caused by acid stratification can be alleviated by continuously mixing the acid and water. In the past, manufacturers have sought to address this problem with acid pumps and other methods, but their efforts have not been successfully adapted for commercial application in the automotive starter battery market.

Instead of using moving parts or pumps, the iQ technology uses hydrodynamic principles to facilitate continuous mixing of the sulphuric acid and the distilled water inside the battery. A simple plastic baffle is integrated into each cell of the battery. When the vehicle is moving, e.g., accelerating or braking, the inertial energy acts with the baffle to produce internal fluid pressure that causes the sulphuric acid at the bottom of the battery to travel through a corridor to the top of the battery. Specially designed “gating” mechanisms inhibit the reversal of the fluid flow. In addition, when the vehicle is not moving, the internal baffle system acts as a hydrodynamic pump that moves fluid to the top of the battery in response to the battery’s internal heating element.

The Communication Device
Until recently, data transmission in automobile electrical systems used separate data cable and connector systems. YAMAR Electronics has patented technology that permits information and data to be accumulated in the microprocessor and transmitted over DC lines. This technology has been successfully tested and evaluated by BMW, other OEMs, and Tier 1 suppliers. We have entered into a collaborative agreement with YAMAR to develop solutions using their patented technologies in our iQ Battery exclusively for battery applications.

We believe that the YAMAR technology can be developed into a solution that will permit information such as the state of charge (“SOC”) and the state of health (“SOH”) of a battery and other electrical systems to be transferred to the on-board computer or separate status indicators. We believe that an integrated solution can be designed to avoid potential wiring and connector problems and reduce the costs related to wiring and connector installations.

We are collaborating with YAMAR to develop an ASIC solution using this patented technology. We have managed to build functioning printed circuit boards for this system. Samples for testing have been sold in small quantities to various customers, including DaimlerChrysler, Airbus Industries, and the German Rail (Project LEILA). All products have passed the tests and could meet or exceed customer’s expectations. As a result of these tests, we and YAMAR were invited to participate in the SPARC project under the lead of DaimlerChrysler, and have been collaborating in this project since 2004.

In the scope of this project, up to eight (8) MagiQTM batteries communicate via power line with their SEM-controllers. Up to four of these SEM-controllers will be used in a truck trailer configuration. For small passenger cars applications, two MagiQ(TM) batteries and two SEM-controllers will be linked.

Performance Specifications and Test Results — iQ Smart Battery — Our First Generation ” MagiQTM” Battery
The outer dimensions of the current iQ battery, the ” MagiQTM ” battery, are identical to a conventional 12 Volt lead acid battery in order to facilitate ease of replacement in existing vehicles. In addition, the dimensions and shape of the MagiQTM battery’s terminals are identical to those of conventional batteries. Our battery, however, accepts charges at a much higher rate than conventional batteries. As a result, the MagiQTM battery, as currently developed, requires less amp output to deliver the same performance over time, requires fewer lead plates, and weighs approximately 40% less than conventional batteries.

Quality Management and Control
All developments were carried out in accordance with the ISO 9000 standards. The certificates on ISO 9001 and VDA 6.2, the German automotive standard for suppliers, were awarded to iQ Power Germany GmbH in November of 2000. In March 2002, iQ Power Germany GmbH was awarded certificates on ISO 9001:2000 and VDA 6.2 and VDA 6.1. These certificates permit iQ Power Germany GmbH to qualify as a supplier to certain manufacturers in the automotive industry. We are currently preparing for an audit and corresponding certifications of the new manufacturing plant in Dortmund, as soon as the plant is established.

iQ Smart Battery — Second Generation Development

The second generation of our MagiQTM Battery builds upon the technologies developed for our first generation MagiQTM Battery. We have built our first production samples of the second-generation iQ Smart Battery. These samples are capable of transmitting the internally computed data on the battery’s state of charge (SOC) and state of health (SOH) to any on-board car computer using power line communication and DC-BUS technology or any other standard communication. We have also completed this design to display the actual state of charge and state of health information on a separate display. We anticipate that this type of communication technology will be incorporated into production automobiles over the next decade. In addition, we intend to develop the second generation iQ Smart Battery so that a simple plug-in display would be able to display the battery’s state of charge and state of health to the driver or host system.

Working demonstrators of this technology are already being installed in test vehicles operated by both the Company and third parties.

PowerLyzer(R)

Based on our core technology, we have developed and produced a measurement and diagnostic device capable of analyzing the quiescent current in the automobile’s electrical system, to reveal any variances and precisely identify the cause of any anomalies. In fiscal 2003, we commenced marketing the PowerLyzer(R). Subsequently, in response to our customers wishes, are increased the f unctionality of the product.

During 2005, we have completed the development of generation II of the PowerLyzer(R product. The product has now increased memory, using standard chip cards. This will increase the time for measurements up to several weeks. Secondly, the PowerLyzer II will receive an additional trigger-input to have specific CAN-messages monitored that were recorded while the car was not moving.

Intelligent Automotive Power Train: X-by-Wire

DaimlerChrysler’s Business Unit, “Truck Product Creation” (TPC/MMA), our Company and other participants filed a joint research project application with the European Union, 5th Framework Program, to develop energy management solutions for an intelligent power train. The Powertrain Equipped with Intelligent Technology project (PEIT) was launched during the third quarter of 2001. We were responsible for the complete electrical energy management system, including work on the system architecture. Other participants in this project include Knorr Bremse, Diehl Avionic Systeme, and Continental AG. The goal of this program has been to utilize a complete X-by-wire concept in which a vehicle can be safely controlled by digital signals. The concept requires an uninterrupted power supply and intelligent energy management between redundant battery systems. A key pre-requisite for X-by-wire is redundancy in safety-critical areas such as energy supply and data communication, for which we could demonstrate the iQ technology platform was ideally suited. One vehicle has been integrated into a fixed test, with full functionality to emulate drives and another vehicle for street tests was built. We delivered our smart batteries equipped with the iQ modules and an additional load separation module for data recording and storage for this research project. In 2003, we finalized design specifications for an energy managing unit (SEM-Controller) for the project and delivered the unit for successful installation in 2004. In September 2004, the project PEIT was successfully completed with a public demonstration to the European Community officers (functioning as the customer) partners, and invited guests from the automotive industry.

The braking, steering and all other functions of the Actros truck are operated exclusively with electrically generated power, controlled and distributed by iQ’s SEM (TM) Smart Energy Manager.

We currently participate in a second program called Secure Propulsion using Advanced Redundant Control (SPARC) with an objective to develop scalable architecture and solutions for passenger cars and heavy trucks. Our role is to provide the system architecture and components for safe electrical energy supply. The SPARC program was officially launched in January 2004 and is funded by the European Community with 6.5 million EURO under the FP6 framework. About twenty-five (25) project partners are participating in the project, including Continental, FIAT, Magna-Steyr, Siemens VDO, Freescale, Motorola, Haldex, SKF, and others.

We believe that the X-by-wire steering system offers the advantages of greater driving safety, since supporting systems (such as steering, braking, and transmission functions) are optimally networked to improve handling in critical situations. The introduction of the intelligent powertrain is expected to decrease the number of traffic accidents attributable to driver error.

iQ Systems Integration

Our smart energy management (SEM) technology is designed to combine the necessary supporting components for a turnkey solution that supports next-generation onboard networks in tomorrow’s cars, and to create new opportunities for alternative systems such as hybrid or zero-emission vehicles and industrial applications. SEM is designed to provide failsafe energy and will – where necessary — be designed redundantly for safety. Among other features, SEM will provide reliable warning levels to onboard-systems, the maintenance crew, and the driver. We have developed two capstone products, namely the SEM-Smart Energy Manager(R) and the BEM-Battery Energy Manager(R) that we believe will play an important role bridging the complex technology of next generation power systems.

BEM — Battery Energy Manager(R)

The BEM-Battery Energy Manager(R) is capable of managing intelligence and power between iQ batteries. Specifically, the BEM-Battery Energy Manager(R) optimizes and allocates battery power reserves based on their individual status. As part of an energy management system, the BEM-Battery Energy Manager(R) has the following functions:

•	Adjust for differing energy potentials between iQ batteries;

•	Transfer the SOC and SOH of each battery to the SEM-Smart Energy Manager(R) or directly to an onboard computer or driver information system. This data transfer takes place over the DC-Bus or CAN-Bus interface;

•	Intra-battery charging and balance control; and

•	Protects the power needed to start the car, even if the lights or any other accessories are left on.

The BEM-Battery Energy Manager(R) can also be used as an immobilizing system to help prevent a vehicle from being stolen. Certain functionalities of the BEM-Battery Energy Manager(R) have been implemented in deliveries made to DaimlerChrysler under the PEIT and SPARC-projects (see above).

SEM — Smart Energy Manager(R)

The SEM-Smart Energy Manager(R) acts as the “traffic police” within the power system. While the BEM-Battery Energy Manager(R) is capable of only intra-battery management, the SEM-Smart Energy Manager(R) can distribute different energy sources and energy loads. With the advent of fuel cells, recuperative braking, and other emerging energy sources, it will be necessary to introduce automated power management into these systems. The SEM-Smart Energy Manager(R) decides which source should be used for charging and to which load energy is distributed. It can cut-off loads and prioritize the supply of loads following the safety-over-comfort principle. These and additional functionalities have been implemented in the designs realized and delivered under the PEIT and SPARC project:

•	Systems architecture;

•	FMEA;

•	Intelligent Batteries with iQ Technology;

•	LTM box including the functions of the Battery Energy Manager (BEM(TM)) and Smart Energy Manager (SEM(TM));

•	Off-line SEM(TM) Diagnostics; and

•	Software routines in the Powertrain controllers

Energy Management Software

The software that has been developed by iQ includes embedded software for the controllers used in the SEM, BEM and MagiQ products. This software can also be programmed to run in PC environments, e.g. data analysis and graphic plotting for the data collected by the PowerLyzer and MagiQ products. Specific Software routines have been programmed to run in the Electrical Control Units (ECU’s) of the partner firms responsible for the overall truck and the passenger car management (e.g. DaimlerChrysler in the projects PEIT and SPARC).

Industry Relationships

We developed the following relationships in 2004 and 2005:

South Korean Joint Venture

We entered into an exclusive licensing and option agreement under which we granted the joint venture partner an option to secure a license to develop, produce and sell to the Korean automobile industry and the local automotive aftermarket. iQ Power Asia Inc. was established under South Korean law as a joint venture with a South Korean industrial consortium.

We entered into an exclusive licensing and option agreement under which we granted the joint venture partner an option to secure a license to manufacture, market and sell specified iQ products in Korea, for consideration of $1,350,000. The one-time-fee is paid as compensation for:

•	iQ Power granting exclusivity to iQ Power Asia;
•	iQ Power giving up the opportunity to exploit the markets in the licensed territory starting from the signing of the first Memorandum of Understanding (MOU);
•	iQ Power seizing negotiations with other parties and potential licensees in the licensed territory;
•	iQ Power giving up the opportunity to achieve possible turnover from such other business contacts;
•	iQ Power providing adequate resources in order to develop the business as soon as the preconditions from the Korean party are met, i.e. iQ Power Asia has been founded, is validity existing and has been capitalized with a minimum of USD 2.2 million USD; and
•	iQ Power preparing supply capabilities in order to meet the demand and duties in time and quantity.

As of December 31, 2005, all of the above mentioned conditions have been met by the Korean Joint Venture partner and iQ Power respectively, and we received $1,300,000 from the joint venture partner and expect to receive the balance of the upfront lincensing fee of $50,000 in 2006.

Under the terms of the Korean joint venture arrangement, we are obligated to supply the joint venture with the technology and key components to manufacture iQ products including the iQ chip sets. We expect to begin delivery of components at specified prices near the end of 2006.

We agreed to take a 40% interest in the Korean joint venture, which cannot be diluted. In addition to the licensing fees and consulting fees, the Korean joint venture is obligated to pay iQ Power an initial dividend of $2,000,000 from future income of the joint venture.

SPARC

In 2003, we began participating in another joint filing of a research project under the European 6th Framework program, under the lead of DaimlerChrysler. The project is called Secure Propulsion using Advanced Redundant Control (SPARC). In 2004, the SPARC-project was successfully launched, and we have been developing, testing, and implementing all Hardware, Software and documentation on time and fulfilling or exceeding project requirements and management expectations. During 2004, we received subsidies amounting to $140,000. As of December 31, 2005, we have recorded additional receivables for subsidies amounting to $100,000 for efforts performed and acknowledged. These receivables have been settled as of the date of publication of this report. Subsequent to December 31, 2005, our project cost claims have been audited by Deloitte & Touche, GmbH, Munich, Germany and our project cost reporting has been confirmed as being in compliance with EU reporting regulations.

ESG

During September 2004, ESG Elektroniksysteme- und Logistik GmbH (“ESG”), one of Germany’s biggest service providers and iQ Germany signed an agreement to cooperate in the field of energy management in automobiles and system solutions for the no-fail supply of electrical energy in vehicle power systems.

Competition

Competition in the battery and electronics industry is, and is expected to remain, intense. Our competitors range from early stage companies to major domestic and international companies. Many of these companies have financial, technical, marketing, sales, manufacturing, distribution, and other resources significantly greater than ours. In addition, many of these companies have name recognition, established positions in the market, and long-standing relationships with OEMs and other customers. Our competitors are doing significant development work on various battery systems (including electrochemistries such as NiCd, NiMH and lithium), with significant effort focused on achieving higher energy densities, lower maintenance, lighter weight, longer energy retention, and lower cost batteries. We cannot be certain that one or more new, higher power battery technologies will not be introduced which could be directly compete with, or be superior to, the iQ technology.

We believe that our primary competitors are existing suppliers of automotive and lead-acid batteries. Exide Corporation, Johnson Controls Inc., and Delphi are the primary suppliers of car batteries in North America, followed by East Penn Battery and Douglas Battery. Exide Corporation, VB Autobatterie GmbH (a subsidiary of Johnson Controls Group), Hawker Batteries, Fiamm, Hoppecke (a subsidiary of Johnson Controls Group), Yuasa, Autosil and Delco Remy (a subsidiary of Johnson Controls Group) are the primary suppliers of car batteries in Europe. All of these companies are large and have substantial resources and market presence. Many are vertically integrated and produce the core components for their batteries from raw or recycled materials, reducing the unit cost of manufacturing. These companies have pursued and implemented aggressive production and manufacturing strategies that have led to substantial competitive advantages in the areas of production efficiencies and integrated distribution and inventory management systems. We expect that we will compete in targeted market segments on the basis of performance, reliability, ease of recycling, and increased battery life. We cannot guarantee that we will be able to compete successfully against these companies in any of the targeted market segments.

We may also develop products to compete in market segments including standby power, small batteries for engine starting, and medical and electronics applications. We expect that our primary competition in the market for small lead acid batteries used in non-automotive applications include: Yuasa, Exide Corporation, Matsushita, Hawker, CSB Battery of America Corp., and GS Battery. These companies are large and have substantial resources and market presence. We cannot guarantee that we will be able to compete successfully against traditional lead acid batteries in any of the targeted applications.

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

In December 2004, we transferred all of the company’s intellectual property rights that were held by iQ Germany, to our Swiss subsidiary, iQ Power Licensing AG.

In this entity we hold the following:

15 patents and 14 patent applications for 9 strategic countries like USA, Germany, Brazil, Japan, Canada, France, Great Britain, Italy, and Spain.

Of the 3 patents we hold in the USA, the first is set to expire in 2012 and of the 4 patents we hold in Germany, the first is set to expire in 2018.

In 2005, 1 patent has been awarded to us.

Of the 14 applications, 3 are based on patents already awarded to us, and therefore our management believes that we will get these approved; however, we cannot predict the time any potential approval will take. The time between filing a patent and a patent being approved varies substantially and could last several years. We cannot have the process accelerated or predetermined.

With one exception, all patents used by the iQ Power Group are registered in the name of entities controlled by iQ Power AG. One patent is jointly held with a subsidiary of DaimlerChrysler.

The patents cover specific iQ components, energy management technologies, battery diagnostics and applications for intelligent batteries. All patents and applications are related to each other. They are stacked in time and distributed to several countries.

iQ Germany acquired patents and know-how for improving the current output of a chargeable battery at low outside temperatures and the registered trademark design “iQ” in a contract dated March 15, 1995. The contract was with two shareholders, one of which is a director and CEO of iQ Power and the other is a family member and a former officer of the company. The intangibles purchased in the contract relate to a German patent, an international patent application and the registered design “iQ”. iQ Power and the shareholders agreed that these shareholders would receive approximately $257,000 (DM 400,000; approximately EUR 205,000) from future income. We satisfied these payment obligations in the third quarter of 2004 by issuing 200,000 shares and making a cash payment totalling $30,900 (EUR 25,330). Our CEO received $10,300 (EUR 8,333) in cash and 50,000 shares valued at $0.40.

As part of our confidentiality procedures, we generally enter into nondisclosure and confidentiality agreements with each of our key employees, consultants, distributors and corporate partners and limit access to and distribution of our technology, documentation and other proprietary information. In particular, we have entered into non-disclosure agreements with each of our key employees and strategic partners. The terms of the employee non-disclosure agreements include provisions requiring assignment to iQ Germany of employee inventions. There is no assurance that our efforts to protect our intellectual property rights will be successful. Despite our efforts to protect our intellectual property rights, unauthorized third parties, including competitors, may from time to time copy or reverse engineer portions of the iQ technology and use such information to create competitive products.

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

It is possible that the scope, validity, and enforceability of our intellectual property rights could be challenged by competitors or other parties. We are currently in the process of recording our interests in the iQ technology with relevant authorities in applicable jurisdictions. The results of such challenges before administrative bodies or courts depend on many factors, which cannot be accurately assessed at this time. Unfavourable decisions by such administrative bodies or courts could have a negative impact on our intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us. In the event of a claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

Our subsidiary, iQ Power Deutschland GmbH, has registered the trademark “iQ” in Germany (No. 2061981) in 1994.

Our mark (red circle logo) has been registered in Germany since 1998. The same figurative trademark has been registered as a CTM (European Trademark) No. 001195759 by iQ Power Germany in 2000. The trademark is also registered in Japan (2002), Canada (1999), and USA (2003). In 2005, our subsidiary applied for international registration of this trademark in China and the Republic of Korea.

An application for the trademark “MagiQ” was filed by iQ Power Germany in 2001 in Germany. The trademark has been registered in Germany since 2002. iQ Power Germany filed two international registrations based on this trademark, one in China and one in the Republic of Korea. Both applications are currently pending.

The CTM application for “MagiQ” (No. 002594893) was transferred to us. An opposition filed by Leo data S.L. based on the trademark “MEDIA MAGIC” was rejected in its entirety, effective February 28, 2005.

An application for the trademark “MagiQ” was filed in the USA in 2002, and the trademark was registered in 2004.

The trademarks: “BEM Battery Energy Management” and “SEM Smart Energy Management” were filed in several classes in Germany, in 2000, with the BEM trademark being registered in 2001, and SEM in 2000, respectively.

We have filed the “PowerLyzer” trademark in several countries. In Germany the trademark was registered in 2004. In 2004, iQ Power Germany applied for international registrations in France, the United Kingdom, Italy, and Sweden.

In 2004, we assigned all our trademarks to iQ Power Licensing AG. All trademarks will be available for use by our subsidiaries.

In 2005, we have registered our new logo “iQ Power” as a European community trademark (“CTM”).

Environmental Matters

We currently contract with third parties for the manufacture of our iQ battery prototypes. We currently do not incur any significant direct costs related to environmental compliance issues. As we start to develop our own production facility, we are preparing to adhere to all local and international regulations.

C.    Organizational Structure

The following table sets forth the name of each significant subsidiary and investment of the Company, the jurisdiction of its incorporation, and the direct or indirect percentage ownership by the Company of such subsidiary.

Name of subsidiary	Date of incorporation	Jurisdiction of incorporation	Percentage ownership
iQ Power Deutschland GmbH	October 10, 1991	Germany	100%
iQ Power Licensing AG	October 7, 2004	Switzerland	100%
iQ Power Asia Inc.	August 7, 2005	Republic of Korea	40%

D.    Property, Plant and Equipment.

iQ Germany occupies approximately 528 square meters of leased office space at its headquarters in Unterhaching, Germany for its product development, marketing, support, and administration operations. iQ Germany also occupies approximately 509 square meters of leased office space in Chemnitz, Germany. The Unterhaching lease terminates on February 28, 2007, and the Chemnitz lease may be terminated on the giving of six months’ notice.

The Company entered into a lease agreement on June 1, 2005, for office space in Zug, Switzerland; occupying approximately 243 square meters. The lease agreement will terminate on May 31, 2010.

In 2005, the Company purchased office equipment and furniture. The Company then entered into a sale-leaseback transaction for the office equipment and furniture. There was no gain on the sale-leaseback transaction. The Company then entered into a capital lease agreement for office equipment and furniture. iQ Power received $206,000 from the sale and will have to repay the $206,000 plus interest over 30 months per the capital lease agreement (leaseback). The capital lease also does not contain any contingent rental payments, renewal options, escalation clause, restrictions imposed by the lease agreement, obligations with respect to refinancing, significant penalties or guarantees. The lease transfers ownership to the Company at the end of the lease.

As of August 3, 2005, we have established a joint venture in South Korea, which will build a production facility in South Korea. Construction of the production site began in December 2005. Despite some delays that occurred due to regulations and administrative reasons, management’s assessment of the Korean activities is generally positive, since the Korean venture partners have to date complied with their contractual obligations. Finalization of the construction is planned towards the end of 2006

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Management’s Discussion and Analysis

Certain statements and information contained in this Report constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievement of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s limited operating history and history of losses, the Company’s relative concentration of customers, the risks related to the Company’s ability to commercialize its technology, risks associated with changes in market demand for the Company’s technology, risks involving the management of growth and integration of acquisitions, competition, product development risks and risks of technological change, dependence on third-party marketing relationships and suppliers, the Company’s ability to protect its intellectual property rights and the other risks and uncertainties detailed in the Company’s Securities and Exchange Commission filings.

Overview

The Company was organized in 1991 to develop and commercialize batteries and electric power technology for the automotive industry and other industries. Since that date, it has been engaged primarily in research and product development efforts. Its primary product is a “smart” automotive starter battery, which combines several proprietary features designed to optimize automotive starter battery efficiency.

The Company is a development stage company and its principal activity to date has been research and development. In 2005, the Company received consideration of $1,350,000 for licensing fees from the joint venture in Korea.

In May 2006, the company announced that it will build a production site in Dortmund, Germany.

The Company will be required to raise additional capital for working capital needs and to fund their independent production capacities until sufficient revenues can be generated from the sales of the MagiQTM battery or licensing of the technology.

The Company has entered into service and cooperation agreements with automotive suppliers. The Company has entered into a licensing agreement with its joint venture in South Korea and is in negotiations with potential licensees for additional licensed territories. The Company expects to generate additional revenues from such agreements. The Company entered into a cooperation and framework agreement with Gigatronik, a German automotive supplier, as well as a cooperation agreement with ESG, a German system supplier for the defense and automotive industry, for the joint development and marketing of the Company’s products, technology, and know-how.

The Company also entered into a memorandum of understanding with the Dutch TNO group regarding joint development and marketing, as well as homologation of iQ’s technology for the automotive industry and other industries.

Additionally, the Company entered into an agreement regarding the development of X-by-wire vehicles under a European program lead by DaimlerChrysler Group. Under this project, the Company is solely responsible for design and development of safe electrical power supplies. The Company received funds from the European Community, through the program lead, in the amount of $140,000 in 2004 and $100,000 in early 2006.

The Company believes that its historic spending levels are not indicative of future spending levels because it is in a period in which it will increase spending on product research and development, marketing, staffing, and other general operating expenses. For these reasons, the Company believes its expenses, losses, and deficit accumulated during the development stage will increase significantly before it generates material revenues.

The Company’s accounting for stock options is significant because the effect the compensation expense has on the Company’s results. As the Company begins mass production of its product in the future and begins to earn revenue on sales of products and services, the compensation expense associated with the Company’s stock options will have a significant effect on its ability to incur positive net results.

Critical Accounting Policies

Financial Reporting Release (FRR) No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. The discussion and analysis of the Company’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions. Note 2 of the Notes to the Consolidated Financial Statements include a summary of the significant accounting policies and methods used in the preparation of the Company’s Consolidated Financial Statements.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. The accounting policies, which the Company believes are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

Revenues are recognized once persuasive evidence of an arrangement exists, the products are delivered or services are rendered, the sales price is fixed, and it is reasonably assured that the sales price is collectible. Revenues that are deferred are recognized as the use of such right or license occurs.

Revenues granted for the exclusive use of rights, licensing and trademarks would be recognized over the expected life of such right, license or trademark in accordance with the Securities and Exchange Commissions’ Staff Accounting Bulletin Nos. 101 and 104.

Revenue Recognition with iQ Power Asia Inc.

During 2004, we entered into an agreement with the entity that is now iQ Power Asia Inc. and the shareholders of iQ Power Asia Inc. Also in 2004, we entered into an Exclusive License and Option Agreement (“ELOA”) whereby we granted iQ Power Asia Inc. the exclusive license for the production, sales and marketing of a licensed article that will be assembled at iQ Power Asia Inc. iQ Power Asia Inc. agreed to pay an upfront, non-refundable fee of $1,350,000 to iQ Power Licensing AG for entering into the ELOA. Also, included in the ELOA is a supply arrangement for which iQ Power Asia Inc. must purchase from iQ Power AG or its subsidiaries certain key components for the production of the licensed article and an option agreement to expand iQ Power Asia Inc.‘s current licensing territory. The term of the agreement is indefinite, however, the agreement may be terminated by either party based on certain conditions. This agreement was consummated at about the same time that iQ Power AG agreed to purchase a 40% investment in iQ Power Asia Inc.

Management has evaluated the transaction and has concluded that the licensing agreement and supply arrangement should be accounted for as one unit of accounting in accordance with Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables, and accordingly will recognize revenue for these combined deliverables as a single unit of accounting. As the supply arrangement has not commenced as of December 31, 2005, no revenue was recorded in 2005. Furthermore, management determined that to be in accordance Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, the profit on the transaction should be eliminated until realized by iQ Power Asia Inc. as if iQ Power Asia Inc. was consolidated into iQ Power AG and its subsidiaries. Therefore, as iQ Power Asia Inc. does not have any revenue or profit in 2005, deferral of the revenue is further appropriate as of December 31, 2005.

Management also considered accounting guidance from the AICPA Accounting Interpretation of APB Opinion No, 18 and Emerging Issues Task Force No. 01-2, Interpretations of APB Opinion No. 29, and concluded that as this transaction was consummated at approximately the same time as the agreement to purchase a 40% ownership interest in iQ Power Asia Inc. it would be appropriate to reduce iQ Power AG’s investment in iQ Power Asia Inc. for iQ Power AG’s ownership interest in the iQ Power Asia Inc. ELOA fee. Therefore, during 2005 management has reduced their investment in iQ Power Asia Inc. for 40% of the $1,350,000 received from iQ Power Asia Inc.

Once the aforementioned criteria’s are met, management will begin to recognize the deferred revenue over the remaining expected life of the supply and option arrangement.

Variable Interest Entities

During 2005, management purchased a 40% ownership interest in iQ Power Asia Inc. Management then considered if the entity was a variable interest entity under the Financial Accounting Standards Board Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities, as revised.

Management concluded that iQ Power Asia Inc. is a variable interest entity as the equity at the formation of the entity was not sufficient to build a production facility without additional subordinated financial support provided by any parties, including equity holders. iQ Power Asia Inc. also did not meet the definition of a business as defined in FIN no. 46.

In our consideration, if we were the primary beneficiary, we included the following factors:

—	We hold 40% of the voting rights in iQ Power Asia Inc.
—	iQ Power AG has a preferred dividend right for the first $2,000,000 of dividends.
—	60% of the voting rights are owned by a South Korean Company and its Managing Director (therefore related parties of each other and hereafter referred to as the “majority shareholders”).
—	We have entered into a training services agreement and an ELOA agreement with iQ Power Asia Inc.
—	We have entered into a consulting services agreement with the aforementioned South Korean Company that owns shares in iQ Power Asia Inc.

Management determined that the majority shareholders would have to record 60% of iQ Power Asia Inc.‘s expected losses. Management was unable to determine if they are the primary beneficiary of eventual expected residual returns based on the preferential dividend and the other agreements with iQ Power Asia Inc. as management does not have projections of the expected residual returns from iQ Power Asia Inc. Furthermore, iQ Power Asia Inc. is currently incurring losses as it is constructing its production facility. Therefore in accordance with FIN No. 46, management determined that the majority shareholders would absorb a majority of iQ Power Asia Inc.‘s expected losses and even if iQ Power AG would receive a majority of the eventual expected residual returns, the majority shareholder would have to consolidate iQ Power Asia Inc. in accordance with FIN No. 46.

Therefore, management concluded that the equity method of accounting should be applied as management has significant influence on iQ Power Asia Inc.

Valuation Allowance for Non-Current Deposits

In 2004, the Company made a valuation allowance of $315,000 related to certain advances for to a proposed asset acquisition and the letter of intent related to the acquisition of these assets has expired. In total, the Company wrote off $540,000 in connection with these advances (including $75,000 in 2003 and $150,000 in 2002). In addition, the Company recorded $96,000 related to a balance originating from deposit payments made in connection with the planned acquisition of assets from a battery manufacturing facility. These assets will be used by a former prospective venture partner, who will eventually acquire these assets and reimburse these advances to the Company. Management still believes it will be able to recover the $96,000 from one of the investment partners, either in cash or in stock of that company. The company classified the $96,000 as non-current deposits because of the probability to collect this deposit before December 31, 2006.

Currencies

The Company’s current activities result in transactions denominated in US Dollars, Euros, Swiss Francs, and Canadian Dollars. The Company has determined that the United States Dollar is the appropriate currency for reporting purposes with the SEC and the United States Dollar was the functional currency for iQ Power until its continuation to Switzerland on November 10, 2004. From that day onwards the Euro has been and is the functional currency of iQ Power AG and its subsidiary iQ Power Licensing AG. Transaction amounts denominated in foreign currencies are translated into US dollars at exchange rates prevailing at the transaction dates. Carrying values of non-US dollar assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate prevailing at that date. Gains and losses arising from adjustment of foreign assets and liabilities are included in the consolidated statement of loss and comprehensive loss. The functional currency of iQ Germany is also the Euro. Assets and liabilities of iQ Germany are translated into their US dollar equivalents at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the reporting period. The US dollar effect arising from translation of the financial statements at changing rates is recorded as a separate component of comprehensive loss.

Share Based Compensation

SFAS No. 123, issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the vesting date at the fair value of the options vested and is recognized over the exercise period. During the years ended December 31, 2002 and 2001, the Company issued options to individuals other than employees and directors, which under SFAS No. 123 are recognized as share-based compensation ratably over the vesting period. SFAS No. 123, however, allows the Company to continue to measure the compensation cost of employee and director related stock options in accordance with APB 25. The Company has adopted the disclosure-only provision of SFAS No. 123 and SFAS No. 148, accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123.

The Company’s accounting for stock options is significant because the effect the compensation expense has on the Company’s results. As the Company begins to produce their product in the future and begins to earn revenue on sales of products and services, the compensation expense associated with the Company’s stock options will have a significant effect on its ability to incur positive net results.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method and therefore did not restate results for prior periods.

The Company’s Results of Operations for the Year Ended December 31, 2005 compared to the Year Ended December 31, 2004

Revenues:
We recorded revenues of $79,000 in the fiscal year ended December 31, 2005 versus revenues of $53,000 in the fiscal year ended December 31, 2004. These revenues were generated from engineering services to third parties in 2004 and related parties in 2005.

Total operating expenses:
Total operating expenses increased by $5,170,000 to $8,099,000 during the year ended December 31, 2005 up from $2,929,000 during the same period in 2004, an increase of 177%. The main factors contributing to the increase are the increase in the expenses of external services, such as consulting, professional management fees and investor relations that increased $251,000 and the non-cash stock based compensation expense of $4,807,000 recorded by us in 2005, compared to a stock based compensation contra-expense of $108,000 in 2004, this is offset by the bad debt expense of $315,000 in 2004.

Total operating expenses would have increased by $255,000 in 2005, compared to 2004, if non-cash stock based compensation expenses were excluded. Non-cash stock based compensation expense varies from year-to-year as a result of fluctuating market prices for our equity securities. See “Significant Accounting Policies” and Note 2 to the Financial Statements. Depending on the market price, cost recognized in prior periods were reversed in current period.

Research and development expenses:
Research and development expenses in total increased to $3,178,000 in the year ended December 31, 2005 up from $1,156,000 in 2004, an increase of $2,022,000 or 175%. Research and development personnel costs increased from $622,000 in 2004 to $3,022,000 in 2005, an increase of $2,400,000 or 386%. The primary factor contributing to the increase was a $2,375,000 increase in non-cash stock based compensation recorded as personnel related expense in 2005, compared to 2004. The increase in personnel cost was offset by a decrease of consulting services and professional fees by $214,000 from $246,000 in 2004 to $32,000 in 2005. The consulting cost in 2004 included a one-time settlement cost for patent rights of $110,900 as described in Note 5b) of the financial statements and in Item 7 B, Related Party Transactions.

Laboratory expenses related to research and development activities decreased to $193,000 during the year ended December 31, 2005 from $324,000 during the year 2004. This decrease occurred as we reduced our activities in producing prototypes and samples, because there were still products available from the ones produced in 2004.

Marketing and General and Administration Expenses:
The expenses related to marketing and general and administration increased to $4,921,000 for the year ended December 31, 2005, compared to $1,773,000 for the same period in 2004, an increase of $3,148,000 or 178%. Personnel related expenses increased by $2,796,000 from $177,000 in the year ended December 31, 2004, to $2,973,000 in the year ended December 31, 2005. This increase was due primarily to an increase of non-cash stock based compensation of $2,540,000, recorded as a personnel related expense in 2005, as compared to 2004. See comment in “Total Operating Expense”. Consulting services dramatically increased from $149,000 in 2004 to $495,000 in 2005. This was driven by the utilization of experts in the fields of public relations, advertising, and accounting and reporting. This is partially offset by reduced management fees of $44,000. Professional fees increased to $659,000 in 2005, compared to $432,000 in the year ended December 31, 2004, which is primarily due to legal expenses related to the cost of issuing new shares and our investment in iQ Power Asia Inc. Investor relations expenses decreased to $88,000 for the year ended December 31, 2005, down from $152,000 for the same period in 2004, a decrease of $64,000. This decrease in investor relation’s expenses resulted from the reduced activities in connection with private placements in 2005 versus 2004 and the extensive communications required on the move of the exchange agent as well as the continuation of iQ to Switzerland in 2004. Expenses for marketing activities almost doubled from 2004 to 2005, from $106,000 to $196,000. These efforts were initiated after the recruitment of our new Marketing Director in November 2005.

Losses:
As of December 31, 2005, we had an accumulated comprehensive deficit of $25,717,000 compared to $17,367,000 at December 31, 2004. We incurred a net loss of $8,350,000 for the year ended December 31, 2005, compared to a net loss of $2,648,000 in 2004. The Company experienced a basic and diluted loss per share of $0.22 for the year ended December 31, 2005, compared to a basic and diluted loss per share of $0.09 for the year ended December 31, 2004.

The Company’s Results of Operations for the year ended December 31, 2004 compared to the year ended December 31, 2003

Revenues:
We recorded revenues of $53,000 in the fiscal year ended December 31, 2004 versus revenues of $42,000 in the fiscal year ended December 31, 2003. These revenues were generated through the sale of engineering services, sale of management consulting services and product sales.

Total operating expenses:
Total operating expenses decreased by $46,000 to $2,929,000 during the year ended December 31, 2004 down from $2,975,000 during the same period in 2003, a decrease of 1.5%. The main factors contributing to the net decrease are an increase in expenses of external services, such as consulting, professional and management fees and investor relations, of $369,000 and the additionally taken bad debt reserve of $240,000, this is offset by the non-cash stock based compensation contra-expense of $108,000 recorded by us in 2004, compared to a stock based compensation expense of $537,000 in 2003.

Total operating expenses would have increased by $599,000 in 2004, compared to 2003, if non-cash stock based compensation expense were excluded. Non-cash stock based compensation expense varies from quarter-to-quarter as a result of fluctuating market prices for our equity securities. See “Significant Accounting Policies” and Note 2 to the Financial Statements. Depending on the market price, cost recognized in prior periods were reversed in current period.

Research and development expenses:
Research and development expenses in total decreased to $1,156,000 in the year ended December 31, 2004 down from $1,281,000 in 2003, a decrease of $125,000 or 10%. Research and development personnel costs decreased from $877,000 in 2003 to $622,000 in 2004, a decrease of $255,000 or 29.1%.

The primary factor contributing to the decrease was a $207,000 decrease in non-cash stock based compensation recorded as a personnel related expense in 2004, compared to 2003. The decrease in personnel costs was compensated by an increase of consulting services and professional fees by $196,000 from $50,000 in 2003 versus $246,000 in 2004. These consulting costs in 2004 include a one-time settlement cost for patent rights of $110,900 as described in Note 5b) of the financial statements and in Item 7 B, Related Party Transactions.

Laboratory expenses related to research and development decreased nominally for the year ended December 31, 2004 to $324,000 down from $330,000 during the year 2003 as we increased activities regarding the pre-series production of the MagiQTM technology, completed first prototypes of the SEM™ device and developed and produced a smaller amount of the PowerLyzer® product.

Marketing and General and Administration Expenses:
The expenses related to marketing and general administration increased to $1,773,000 for the year ended December 31, 2004, compared to $1,694,000 for the comparable period in 2003, an increase of $79,000 or 5%. Personnel related expenses decreased by $402,000 from $579,000 in the year ended December 31, 2003, to $177,000 in the year ended December 31, 2004. This reduction was due primarily to non-cash stock based compensation recorded as a personnel related expense in 2004, compared to 2003. See comment in total operating expense. Professional fees increased to $432,000, compared to $421,000 in the year ended December 31, 2003, primarily due to legal expenses related to the cost associated with our the continuation of iQ Power from Canada to Switzerland, the creation of iQ Licensing AG, and the restructure of the IP-ownership within the company. Investor relation’s expenses increased to $152,000 for the year ended December 31, 2004, from $80,000 for the same period in 2003, an increase of $72,000. This increase in investor relations expense resulted from the additional activities in connection with the private placements in 2004, the extensive communications required on the move of the exchange agent, and the continuation of iQ to Switzerland. Expenses for marketing activities remained roughly the same between 2004 and 2003 at around $100,000. In 2004, an additional provision for investment of $315,000 versus $75,000 in 2003 was taken, for a prepayment that we made to Gel Electric Technologies, Inc. in the course of a now expired letter of intent for the acquisition of that company. See Notes 2(e) to the financial statement

Changes within our general and administrative expenditures from the year ended December 31, 2003 compared to the year ended December 31, 2004, were nominal consisting primarily in a $32,000 year on year increase in office and travel expenses and $47,000 in consulting services.

Losses:
As of December 31, 2004, we had an accumulated comprehensive deficit of $17,367,000 compared to $14,719,000 on December 31, 2003. We incurred a net loss of $2,648,000 for the year ended

December 31, 2004, compared to a net loss of $2,294,000 in 2003. The Company experienced a basic and diluted loss per share of $0.09 for the year ended December 31, 2004, compared to a basic and diluted loss per share of $0.10 for the year ended December 31, 2003.

B.    Liquidity and Capital Resources

Since inception, the Company has financed its operations primarily through sales of its equity securities. As of December 31, 2005, the Company had cash and cash equivalents of $1,097,000 compared to $829,000, at December 31, 2004. The company believes the working capital is sufficient for the company’s present requirement. Cash and cash equivalents are held in US Dollar, Canadian Dollar, Euros and Swiss Francs. From inception to December 31, 2005, the Company had raised approximately $20,071,000 (net of issuance costs) from the sale of such securities.

In June, July and December 2005, the Company announced three private placements totaling 4,066,000 shares for $2,424,000 (EUR 1,950,000).

As of June 30, 2006, we have received subscriptions for 1,500,000 registered shares for total proceeds of approximately $3,200,000 (CHF 4,200,000). In addition we have received approximately $209,000 pursuant to the exercise of warrants and options to acquire 513,550 registered shares since January 1, 2006.

The Company holds an advance related to a proposed asset acquisition, and the letter of intent related to the acquisition of these assets has expired. The Company wrote off $540,000 in connection with these advances (including $315,000 in 2004, $75,000 in 2003, and $150,000 in 2002). In addition, the Company recorded $96,000 related to a balance originating from deposit payments made in connection with the planned acquisition of assets from a battery manufacturing facility. These assets will be used by a former prospective venture partner, who will eventually acquire these assets and reimburse these advances to the Company. Management still believes it will be able to recover the $96,000 from one of the investment partners, either in cash or in stock of that company. The company classified the $96,000 as non-current deposits because the probability to be able to collect this deposit before December 31, 2006 is perceived to be low.

On May 4, 2006, the Company announced the planned construction of a production site in Dortmund, Germany. It anticipates, that it will require substantially more funds to build the facility. The funds will be generated either from loans or sales of equity securities.

The Company currently has no further commitments for equity financing, credit facilities, revolving credit agreements, or lines of credit that could provide additional working capital.

The Company anticipates that the level of spending will increase significantly in future periods as the Company undertakes marketing and sales activities related to the commercialization of the iQ technology. In addition, we anticipate that our general and administrative expenses will also significantly increase as a result of the growth in our commercialization, research, development, testing, and business development programs. The Company expects it’s spending on research and development to continue on the current levels. The actual levels of research and development, administrative and general, and marketing corporate expenditures are dependent on the cash resources available to the Company.

Options and Warrants

As of December 31, 2005, we have outstanding options granted under our stock option plan exercisable to acquire in the aggregate 3,821,227 registered shares at an average exercise price of $0.47 per share. There are no warrants issued in connection with private placements.

In 2005, a new employee stock option allotment of 2,500,000 units was approved of which 2,490,000 options were issued and 45,000 of those options were exercised on or before December 31, 2005.

In February 2006, a “new employee and board members” stock option allotment of 1,700,000 units was approved, however none of its available options were granted or issued at the filing date of this report.

Foreign Currency Translation Risk

To date, exposure to foreign currency fluctuations has not had a material effect on our operations. We believe our risk of foreign currency translation is limited. We do not currently engage in hedging or other activities to control the risk of foreign currency translation, but may do so in the future, if conditions warrant.

Plan of Operation

In the fiscal year ended December 31, 2005, we undertook the following initiatives:

Research & Development

The main task of Research & Development is to develop the manufacturing processes for mass production of our products.

PowerLyzer(R)

Based on our core technology, we have developed and produced a measurement and diagnostic device capable of analyzing the quiescent current in the automobile’s electrical system, to reveal any variances and precisely identify the cause of any anomalies. In fiscal 2003, we commenced marketing the PowerLyzer(R). We responded to our customer’s wishes and increased the functionality of the product.

During 2005, the generation II was developed. The new product has increased memory, using standard chip cards. This increases the time for measurements by up to several weeks. Also, the PowerLyzer II has an additional trigger-input to have specific CAN-messages monitored that were recorded while the car was not moving.

Supercaps

We also offer special high power capacitors, or “supercaps”, which we integrated into our product portfolio. The advantage of these supercaps is to store high amounts of energy in a short time. Supercaps can be used in connection with Hybrid-vehicles.

SPARC

We participate in Secure Propulsion using Advanced Redundant Control (SPARC) with an objective to develop scalable architecture and solutions for passenger cars and heavy trucks. Our role is to provide the system architecture and components for safe electrical energy supply. The SPARC program was officially launched in January 2004 and is funded by the European Community with 6.5 million EURO under the FP6 framework. About twenty-five (25) project partners are participating in the project, including Continental, FIAT, Magna-Steyr, Siemens VDO, Freescale, Motorola, Haldex, SKF and others. The project is estimated to be concluded by end of 2006.

Production

The bottleneck to the successful commercialization of the iQ product range is the lack of our own production capabilities. Given this, we have concentrated our efforts in the planning of a pilot production plant. We assessed potential partners for the building of the plant and have received and discussed numerous offers. We were negotiating with various parties regarding the location for such a plant, including benchmarking government aids and support from local and national networks. The decision for a location has been made in favor of the city of Dortmund, due to the availability of support from the Fraunhofer Institute for Logistics and the local university.

In addition, we have been evaluating various opportunities to acquire battery-manufacturing plants, and continue to do so.

We have established a joint venture in South Korea, which is in the process of building a production facility in South Korea. Construction of the production site began in December 2005. Despite some delays that occurred due to regulations and administrative reasons, management’s assessment of the Korean activities is generally positive, since the Korean venture partners have to date complied with their contractual obligations. Completion of the plant is forecasted at the end of 2006.

Marketing & Sales

Our Marketing and Sales efforts focused on visiting and presenting our technology and products to OEM and Tier 1 suppliers. We have increased our headcount in our Marketing and Sales organization. On November 1, 2005, Christian Runge joined Dr. Guenther Bauer as managing director of its iQ Power Deutschland GmbH and as chief Marketing officer of the iQ Power group. Christian Runge is a business graduate who has already successfully established his own businesses. He was also an external sales specialist for well-known auto parts suppliers. He began his career with the GEA Group where he was the managing director of one of its subsidiaries. At iQ Power, Christian Runge will be responsible for marketing and product sales in Europe as well as for accelerating the establishment of the key business accounts.

We have intensified our strategic alliances and cooperation’s and have been introduced and exposed to numerous potential customers and buyers of our technology.

In some cases, we have installed our technology in the cars of such groups and received detailed data for analysis and problem solving activities. Trust-building, establishing our name brand and furnishing test products for in-house approval by potential customers and obtaining more awareness and getting the product approved are focal points for our marketing and sales efforts.

Financing

The majority of our funding in 2005 was obtained through private placements and the execution of options and warrants. We were able to undertake these private placements with two Swiss first tier institutional investors.

In September 2005, the board of directors appointed Walter Kaelin to be the new Chief Financial Officer of the iQ Power Group. Walter Kaelin started his new position on October 1, 2005.

We have invested a 40% ownership in iQ Power Asia Inc. to construct a battery production site with a license to sell to the Korean automobile industry. Our investment for the 40% ownership was $880,000.

2006 Strategic Initiatives

As part of our strategic plan for fiscal 2006, assuming sufficient funding is available, we intend to undertake the following activities:

Research and Development

Our research and development initiatives for fiscal 2006 include:

•	continue developing the manufacturing processes for mass production of our products;

•	intensifying our research and development operations on the SEM and BEM product family designs;

•	finalizing our third party testing and validation program;

•	continuing and expanding our joint research activities with car makers in various x-by-wire programs;

•	continuing our state of charge (SOC) and state of health (SOH) software and implementation development;

•	expediting our activities in the field of power line communication with the DC-BUS technology; and

•	expanding our activities in the field of powernet measurement and diagnosis tools (similar to the PowerLyzer(R)).

Production

Activities in production are targeted to include:

•	preparing production of our MagiQ(TM)battery in the production site in South Korea;

•	commencing production of small lots in the production site in Germany:

•	continuing and expanding production of the PowerLyzer(R)device;

•	seeking and concluding joint ventures, partnership agreements, cooperation agreements, or similar agreements with battery manufacturers and component suppliers;

•	enforcing quality management and assurance programs of supplier's and internal workflows; and

•	implementing adequate software tools for production planning and scheduling (PPS) and enterprise resource planning (ERP).

Sales and Marketing

Activities in sales and marketing are targeted to include:

•	expanding our marketing activities of our MagiQ(TM)battery system;

•	expanding our licensing activities;

•	starting sales of our MagiQ(TM)battery system, either directly or through licensees, to OEM customers and AM distributors;

•	marketing the iQ technology and our software as part of our technology for solutions regarding SOC and SOH status indications for batteries to car manufacturers and their Tier 1 suppliers under license agreements or similar agreements;

•	entering into customization programs with customers of the automotive industry and other industries to apply our technology for energy storage (MagiQTM) to their individual demand;

•	entering into development contracts with suppliers of the automotive industry and other industries, for them to apply our technology for energy management solutions (BEM, SEM) with the goal of producing and supplying our products and technologies to their customers; and

•	increasing public awareness by enhanced public relations activities;

•	participation in fares and shows; and

•	hosting an industry summit in Switzerland ("Future Podium Automobile").

Financing activities

In 2006, our financing activities will primarily focus on raising additional capital for:

•	building our own production site in Dortmund, Germany, including a fully equipped production line;

•	expanding our operations and acquiring an interest in or forming a strategic alliance with battery manufacturers so that time-to-market of our products can be reduced; and

•	generating sales of our products;

•	expanding our operations in other geographical areas; and

•	considering listing our securities on another regulated exchange.

Administrative and General Operating

In addition to existing general administrative functions, we anticipate:

•	intensifying our business development activities towards corporations and alliances;

•	implementing additional corporate governance structures in order to respond to increased internal and external needs;

•	continuously improving public awareness through investor and public relations activities in accordance with the Company's development;

•	adjusting the structure of the Company organization and work flows along company growth and expansion;

•	continuing the implementation of IT-support tools for smoother and more efficient transparent processes; and

•	developing and implementing measures to increase internal controls.

We will require financing in 2006 to fund our plan of operations and our estimates may increase if we experience delays, cost overruns, and additional funding needs for joint ventures, acquisitions or other unanticipated events. As of June 30, 2006, we have received subscriptions for 1,500,000 registered shares for total proceeds of approximately $3,200,000 (CHF 4,200,000). In addition we have received approximately $209,000 pursuant to the exercise of options to acquire 513,550 registered shares since January 1, 2006.

If we are unable to raise additional financing on acceptable terms, we may be required to take some or all of the following actions:

•	reduce expenditures on research and development;

•	reduce sales and marketing expenditures;

•	reduce general and administrative expenses through lay offs or consolidation of our operations;

•	suspend our participation in pilot programs that are not economically profitable;

•	sell assets, including licenses to our technologies;

•	suspend our operations until sufficient financing is available; or

•	sell or wind up and liquidate our business.

Any of these actions may affect our ability to offer competitive products or compete in the market. Our inability to offer a competitive product or to effectively compete may affect our ability to continue as a going concern.

C.     Research and Development, Patents and Licenses, etc.

We believe that our highly qualified engineering and scientific personnel provide us with a significant competitive advantage. iQ Germany currently employs 14 engineers and scientists in its Chemnitz plant, whose primary focus is research and development. iQ Germany’s personnel have considerable experience with the development of SLI battery systems and applications. We believe that this combination of expertise has allowed, and will continue to allow, iQ Germany to design and develop battery technologies that can be implemented in a timely and cost-effective manner.

We continue to focus our research and development efforts on improving the iQ technology and developing process technology required to manufacture the iQ battery. A key element of our strategy is to complete development of a battery that has completed all relevant testing programs by European auto manufacturers and can be produced in commercial quantities. Since our inception, we have spent a total of approximately $12.9 million on research and development including $3,178,000 in 2005, $1,156,000 in 2004, and $1,281,000 in 2003.

D.    Trend Information

Global trends

Increased demand for commodities like steel, copper, and other metals cause severe price increases for our goods, i.e. lead increased by approximately 30% during 2005. This increased demand is primarily caused by the growth of the Chinese industry. This will affect all industries and has already caused firms to go into bankruptcy, because they had firm sales arrangements at a fixed price. We expect this trend to continue, though it will have a reduced negative impact on us, since our products use less lead (by approximately 30% on average), and we are not bound by any fixed pricing agreements as of the date of this report.

Industry trends

Concentration processes in the industry have reached a point were purchasing departments of customers are developing increased concern regarding their dependency on a single or a few sources acting as a conglomerate. This effect, in combination with an increasing number of battery failures in cars (about 10-15% per year), has caused increased demand by customers to establish relations with new suppliers. We believe that once iQ can deliver its products sourced from its own or related party manufacturing facilities, this trend could prove helpful in establishing customer relationships.

Company trends

Auditor fees:
Increased 100% from prior year. This trend is expected to decrease since the adoption to reporting also under International Financial Reporting Standards as well as generally accepted accounting principles in the United States of America is complete in 2005. However, this may increase if we have to adopt all requirements under Sarbanes-Oxley Section 404.

E.     Off balance sheet arrangements

The Company has no off-balance sheet arrangements.

F.     Tabular disclosure of contractual obligations

Obligations and Commitments

In August 2002, the Company entered into a Financial Public Relations Adviser Consulting Agreement with a non-U.S. person, outside the United States. Effective January 1, 2005 this agreement was replaced by a new contract under which the Company agreed to pay a monthly consulting fee in the amount of approximately $6,250 (EUR 5,000) in cash per month.

Contractual Obligations

The following table sets forth contractual obligations of the Company as of December 31, 2005.

	Less than 1 year	One to three years	Three to five years	More than 5 years

Long-term Debt	nil	nil	nil	nil
Capital Lease Obligations	82	96	nil	nil
Operating Lease Obligations	285	239	117	nil
Purchase Obligation	nil	nil	nil	nil
Other Long-term Liabilities	nil	nil	nil	nil

G.     Safe harbor

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

ITEM 6.     Directors, Senior Management and Employees.

A.     Directors and Senior Management.

The following table lists, as of June 27, 2006, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name	Age	Position

Directors and Executive Officers:

Peter E. Braun	42	Director, President and Chief Executive Officer
Dr. Gunther C. Bauer	56	Former Director, Chief Technical Officer
Hans Ambos	71	Director and member of Audit Committee
Dr. Raymond Wicki	62	Director and member of Audit Committee
Walter Kaelin	48	Chief Financial Officer
Christian Runge	44	Chief Marketing Officer

Key Employees:

Karl-Heinz Bauer	60	Head of Production (as of June 1, 2006)

Directors and Executive Officers

Peter E. Braun has served as a director and as our President and Chief Executive Officer since September 1998. From 1994 to 2005, Mr. Braun has also served as Managing Director of iQ Germany. From 1992 to 1994, Mr. Braun worked for Daimler Benz as an in-house consultant to Deutsche Aerospace. Mr. Braun received a Masters of Science degree in Aeronautic Engineering and Space Technology from the Technical University of Berlin in 1992.

Dr.  Guenther C. Bauer has served as a director and as our Vice-President for Research and Development and Chief Technical Officer (CTO) since September 1998 and 2003, respectively. While Dr. Bauer remains in his function as the Company’s CTO, he did not stand for re-election as a board member on June 30, 2004. From 1994 to the present, Dr. Bauer has also served as Managing Director of our subsidiary, iQ Germany. From 1993 to 1994, Dr. Bauer was responsible for creating a Profit Center within the Daimler-Benz Group, a German automobile manufacturer, and from 1992 to 1993, he was responsible for business strategy with the TEMIC Group, a wholly owned subsidiary of Daimler-Benz Aerospace A.G. From 1987 to 1992, Dr. Bauer served in positions with German Aerospace, including Head of Staff of Innovations Field Logic and Director of Corporate Development for Business Aeronautics. Since 1980, Dr. Bauer has been a Lecturer at the University of the Bundeswehr German Forces in Munich, Germany. Dr. Bauer received his Master of Science in Electronics from the Technical University of Munich and his doctorate in Mechanical Engineering from the University of Dortmund in Dortmund, Germany.

Hans Ambos has served as a director since June 1999. Mr. Ambos has broad experience in the high technology field generally and senior management expertise in advanced technology development, including service with Daimler-Benz Aerospace, the German Ministry of Defense, Dornier Aerospace, the NATO MRCA Management Agency (NAMMA), and the NATO Industrial Advisory Group (NIAG). Mr. Ambos first worked as an aeronautical engineer in Germany progressing to higher levels of management in research and technology development, and project management. Subsequently, he has held various high senior management positions including executive board member for research and development at Dornier (which included strategic co-operation with Canadair and Bombardier), executive officer responsible for corporate strategy for Daimler-Benz Aerospace reporting to Mr.

Juergen Schrempp, the previous chairman of the DaimlerChrysler Group, and national and international advisor for technology to Daimler-Benz Aerospace. In addition, he serves as a board member with both the International Society for Innovation out of the University of Bern, Switzerland and the Forum for Aerospace of Bonn/Berlin, a mirror body to the Parliamentary Group for Aerospace in the German parliament.

Dr.  Raymond Wicki has been a member of the iQ Power AG board of directors since November 10, 2004 and is responsible for financial relations. Since October 7, 2004, he also serves as director for our subsidiary, iQ Power Licensing AG. Dr. Wicki was an investment analyst for the Hoffmann-La Roche pharmaceuticals group and served for many years as the CFO of the Aga Khan’s global industrial holdings. He established and led an independent institutional portfolio-management company for one of Switzerland’s most renowned banking institutes. Dr. Wicki was also responsible for business operations at the Privatbank von Graffenried, a private bank in Bern. Respected as one of the pioneers of the European venture-capital scene, Dr. Wicki created one of the first European venture-capital funds back in the late 1970‘s. He is one of the founders of M2, an investment company in Zug, as well as of Bern Venture, a venture-capital fund over which he serves as vice chairman. Besides being president of the publicly traded Swiss investment company MachHitech, Dr. Wicki is also active in a number of management and supervisory boards of German and Swiss companies. Dr. Raymond Wicki studied business administration at the University of Bern and earned his doctorate in both finance and tax law. He also holds an MBA from Kent State University in Ohio.

Walter Kaelin is a business graduate and a recognized financial expert. As the former Chief Financial Officer of Swissair, Kaelin brings with him a broad spectrum of international experience in every field of corporate business management and leadership: from cash and asset management, controlling and reporting all the way to the integration of M&A processes. Kaelin worked closely with Karl Wuethrich from the Swiss law offices of Wenger-Plattner Attorneys to successfully transfer former Swissair’s assets to today’s Swiss International Air Lines and execute the complex implementation of all Swissair’s closedown tasks. Walter Kaelin serves this position since October 1, 2005

Christian Runge is a business graduate who has already successfully established his own businesses. He was most recently an external sales specialist for well-known auto parts suppliers. He began his career with the GEA Group where he was most recently the managing director of one of its subsidiaries. At iQ Power Germany, Runge will be responsible for marketing and product sales in Europe as well as for accelerating the establishment of key business accounts. Christian Runge serves this position since November 1, 2005

All officers are appointed annually by the board of directors and serve at the pleasure of the board. All directors are elected at the annual general meeting of shareholders for a period of 3 years.

Key Employees

Our key employee as of June 27, 2006 is as follows:

Karl-Heinz Bauer is a highly respected professional from the battery industry, has been appointed Head of Production on June 1, 2006. Karl-Heinz Bauer comes to iQ Power from a German battery maker that is well known for its outstanding quality, where he was responsible for managing its development, production and quality standards for several decades.

Appointment of Directors

Directors of the Company are elected by the shareholders at the Ordinary Annual General Meeting and typically hold office for three years. The directors can be re-elected. The articles of association also permit the general assembly to add additional directors at general meetings as proposed by the Board of Directors.

Our present directors were elected at the general meeting held in Zug, Switzerland on November 5, 2004. These elections became effective on the date of continuation of the Company in Switzerland.

Audit Committee

The members of the Audit Committee as of June 27, 2006, were Hans Ambos and Dr. Raymond Wicki. Each member of the Audit Committee is an independent director. The Company does not currently have an audit committee charter. The Audit Committee recommends independent accountants to the Company to audit the Company’s financial statements, discusses the scope and results of the audit with the independent accountants, reviews the Company’s interim and year-end operating results with the Company’s executive officers and the Company’s independent accountants, considers the adequacy of the internal accounting controls, considers the audit procedures of the Company, and reviews the non-audit services to be performed by the independent accountants.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.

B.     Compensation.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

a)	the Company’s chief executive officer (“CEO”);

b)	the Company’s chief financial officer (“CFO”);

c)	each of the Company’s executive officers, other than the CEO and CFO, and members of its administrative, supervisory or management bodies who were serving in such positions at the end of the most recently completed fiscal year; and

d)	any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As of December 31, 2005, the fiscal year ended, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below:

Summary Compensation Table (in United States Dollars)

Name and Principal Position	Fiscal Year ended	Salary		Bonus	Other Annual compen- sation(1)	Securities under options / SAR's granted	Restricted shares of restricted share units	LTIP Payouts	All other compen- sation

Peter E. Braun,	2003	105,200			8,200	400,000
President and CEO	2004	172,335			9,100		3,000		30,000	(2)
	2005	173,000		40,000	59,000	630,000

Guenther C. Bauer,	2003	99,000			6,200	380,000
CTO	2004	148,000			6,900		3,000
	2005	185,000	(3)	37,000	6,800	240,000

Walter M. Kaelin, CFO	2005	37,000				240,000

Christian Runge, CMO	2005	25,000				240,000

(1)	Represents pension fund contributions made on behalf of these named executive officers and allowances in connection with the relocation of Mr. Braun from Munich to Zug in 2005.
(2)	Represents payment of $10,000 and issuance of 50,000 shares at $0.40 each, for compensation of patents and know-how per Note 5 of our consolidated financial statements.
(3)	Includes $10,000 payments related to 2004 compensation and $8,000 for company car.

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

Aggregated Option/SAR Exercises During the Last Completed Fiscal Year and Fiscal Year End Option/SAR Values

During our last completed fiscal year ended December 31, 2005, we granted 1,980,000 incentive stock options to our directors and officers. No stock appreciation rights ("SARs") were granted during this period.

The following table sets out incentive stock options exercised by the Named Executive Officers during the last completed fiscal year as well as the fiscal year end value of stock options held by the named executive officers. During this period, no outstanding SARs were held by named executive officers.

Name	Shares acquired on exercise	Value realized	Number of securities underlying unexercised options/SARs at FY-end	Value of unexercised in-the money options/SARs at FY-end

			Exercisable / unexercisable	Exercisable / unexercisable(1)

Peter E. Braun, CEO	224,153	139,000	1,105,000/Nil	1,298,000/Nil

Guenther C. Bauer, CTO	206,272	186,000	788,927/Nil	968,000/Nil

Walter M. Kaelin, CFO	Nil	Nil	Nil/240,000	Nil/268,000

Christian Runge, CMO	Nil	Nil	Nil/240,000	Nil/268,000

(1)	Based on the closing price of the Company’s registered shares as quoted on the NASD OTCBB of $1.650 for December 31, 2005.

Stock Option Plan

In December 1998, our board of directors adopted the 1998 Stock Option Plan, which was amended in 1999, 2000, 2001, and 2002 to increase the number of shares authorized to be issued upon exercise of options granted under the plan (collectively as amended, the “Stock Option Plan”). The Stock Option Plan will continue in effect until all shares of Common Stock for issuance under the plan have been issued and all restrictions on such shares have lapsed. The Stock Option Plan is administered by the board of directors (or a committee thereof) and provides that options may be granted to our officers, directors, employees, and other persons, including consultants, as determined by the Plan Administrator in its sole discretion.

The options issued under the Stock Option Plan are exercisable at a price fixed by the Plan Administrator, in its sole discretion; provided that options granted in substitution for outstanding options of another corporation in connection with a merger, consolidation, acquisition of property or stock or other reorganization involving such corporation and us or any of our subsidiaries may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to adjustment. Subject to exceptions in the Stock Option Plan relating to death, divorce, and estate planning techniques, options granted under the Stock Option Plan are non-assignable and non-transferable.

With the continuation to Switzerland, all non-issued options and shares were cancelled and new allotments were approved.

On November 10, 2004, a new employee stock option allotment of 4,605,750 units was approved, identical to the options granted under the Plan of the predeceasing company iQ Power technology Inc

As of December 31, 2004, a total of 2,562,352 options were issued and unexercised under the Stock Option Plan.

In May 2005, the Board of Directors approved the Stock Option Plan 2005 with a maximum number of options for issuance of 2,500,000 shares at an option price of $0.56 (EUR 0.45).

As of December 31, 2005, 2,490,000 of these options were granted.

As of December 31, 2005, a total of 3,821,227 options were issued and unexercised under these Stock Option Plans.

In February 2006, the Board of Directors approved the Stock Option Plan 2006, with a maximum number of options for issuance of 1,700,000 shares at an exercise price of $2.12 (EUR 1.80).

In May 2006, the General Assembly approved an additional allotment of 14,136,137 options. The maximum number of shares reserved for issuance under these Stock Option Plans, as amended, is 16,271,887 shares as of June 27, 2006.

Set forth below is a table that reflects the outstanding options per year-end:

Plan	Granted	Expiration date	Exercise Price in USD	2005 Number	2004 Number	2003 Number
1998	1998	12/1/2008	0.355	47,000	52,000	60,000
1999	1999	06/28/2009	0.355	26,000	32,000	32,000
1999	1999	07/7/2009	0.355	0	52,699	52,699
1999	1999	12/15/2009	0.355	0	20,000	20,000
2000	2000	06/12/2010	0.355	21,300	126,500	126,500
2001	2001	01/16/2011	0.355	78,000	85,000	142,000
2001	2001	06/27/2011	0.355	428,927	764,153	904,153
2002	2002	01/18/2012	0.355	30,000	30,000	30,000
2003	2003	12/17/2013	0.390	745,000	1,400,000	1,600,000
2005	2005	12/1/2014	0.533	2,445,000	0	0
Balance per December 31				3,821,227	2,562,352	2,967,352

Set forth below is a table that reflects the history of the company’s option grants that were repriced and outstanding as of December 31, 2005:

Report on Repricing of Options

Original Grant Date	# of Options outstanding as of Dec 31, 2005	Original Exercise Price	Repriced Exercise Price June 12, 2000	Repriced Exercise Price Jan 16, 2001	Repriced Exercise Price Jan 18, 2002	Repriced Exercise Price Jun 06, 2003	Fixed to Euro in May 2005

Sep 1, 2005	1,220,000	$0.53	—	—	—	—	(euro)0.45
May 2, 2005	1,225,000	$0.53	—	—	—	—	(euro)0.45
Dec 17, 2003	745,000	$0.44	—	—	—	—	(euro)0.33
Jan 18, 2002	30,000	$1.00	—	—	—	$0.40	(euro)0.30
June 28, 2001	428,927	$1.37	—	—	$1.00	$0.40	(euro)0.30
Jan 16, 2001	78,000	$0.50	—	—	—	$0.40	(euro)0.30
June 12, 2000	21,300	$1.50	—	$0.50	—	$0.40	(euro)0.30
June 28,1999	26,000	$2.50	$1.50	$0.50	—	$0.40	(euro)0.30
Dec 1, 1998	47,000	$2.50	$1.50	$0.50	—	$0.40	(euro)0.30

Total	3,821,227

Peter Braun, our President and Chief Executive Officer, held 280,000 of the 1,295,000 options granted in June 2001 and January 2002 and repriced in 2003, as reflected in the above table. Mr. Braun also held 242,500 options of the 843,000 options granted on January 16, 2001, and prior and repriced in 2003, as reflected in the above table.

Guenther C. Bauer, our Chief Technical Officer, held 280,000 of the 1,295,000 options granted in June 2001 and January 2002 and repriced in 2003, as reflected in the above table. Mr. Bauer also held 242,500 options of the 843,000 options granted on January 16, 2001, and prior and repriced in 2003, as reflected in the above table.

On June 6, 2003, the Board of Directors determined that it was in the best interest of the Company to reprice the 1,295,000 issued and still outstanding stock options originally granted by the Company on January 18, 2002 and June 28, 2001. The Company’s Board of Directors approved a stock option repricing program. Under the program, all stock options having an exercise price of $1.00 and granted under the Company’s Stock Option Plan, including directors and Named Executive Officers, were repriced at an exercise price of $0.40 per share. At the same time, all options issued on June 20, 2000 and prior, and still outstanding, in total 843,000 options, were repriced from $0.50 to $0.40. The new exercise price represented a 2.5% premium over the then market price of $0.39 per share of common stock. Other than the lower exercise price, each repriced stock option under the repricing program retained the terms of the original grant, including the same vesting terms, number of shares and expiration date.

The Board of Directors approved the stock option repricing program as a result of the significant reduction in the price of our common stock subsequent to the original grant of the options. The Board determined that the options having an exercise price of $1.00 no longer provided meaningful incentive to the option holders to remain in our employment and to maximize shareholder value. The Board believed that the exchange of new stock options with a lower exercise price for our existing stock options would once again provide incentive to our officers, directors and employees to continue to provide services to us and to maximize shareholder value.

Ten-Year Option/SAR Repricings

The following table reflects the participation of our Chief Executive Officer and each Named Executive Officer in any option repricing by our Company over the past 10 years:

Name & Position	Date (of Repricing)	Securities Underlying Options/SAR Repriced or Amended (%)	Market Price of Stock at Time of Repricing or Amendment ($)	Exercise Price at Time of Repricing or Amendment ($)	New Exercise Price ($)	Length of Original Term Remaining at Date of Repricing or Amendment

Peter E. Braun,	Jan 16, 2001	320,000	$0.50	$1.50	$0.50	8.0 years
President and	Jan 16, 2001	80,000	$0.50	$1.50	$0.50	8.5 years
Chief Executive	Jan 18, 2002	280,000	$0.95	$1.37	$1.00	9.5 years
Officer	June 6, 2003	42,500	$0.39	$0.50	$0.40	7.0 years
	June 6, 2003	120,000	$0.39	$0.50	$0.40	5.5 years
	June 6, 2003	80,000	$0.39	$0.50	$0.40	6.0 years
	June 6, 2003	280,000	$0.39	$1.00	$0.40	8.0 years

Gunther C. Bauer,	Jan 16, 2001	320,000	$0.50	$1.50	$0.50	8.0 years
Chief Technology	Jan 16, 2001	80,000	$0.50	$1.50	$0.50	8.5 years
Officer	Jan 18, 2002	280,000	$0.95	$1.37	$1.00	9.5 years
	June 6, 2003	42,500	$0.39	$0.50	$0.40	7.0 years
	June 6, 2003	120,000	$0.39	$0.50	$0.40	5.5 years
	June 6, 2003	80,000	$0.39	$0.50	$0.40	6.0 years
	June 6, 2003	280,000	$0.39	$1.00	$0.40	8.0 years

Long-Term Incentive Plans

The Company has a long-term incentive plan although no cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed to the executive officer listed or any other person, company, or entity during the most recently completed financial year under that plan. The Incentive Plan was adopted by shareholders in 2001 and amended in 2002 and provided for the issue of up to 2,500,000 registered shares to valued directors, key employees, and consultants of the Company and similar such persons to encourage those persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons. The shares issued pursuant to the Incentive Plan were to be issued at a discount to market price on the basis of resale restrictions prohibiting their being sold, assigned, pledged, or otherwise transferred, voluntarily or involuntarily, by a plan participant until the Company meets certain performance requirements. Such restrictions on transfer shall, to the extent that such shares of Registered shares have not previously been forfeited to the Company, lapse on the last day of the fiscal period in which the Company shall have generated cumulative net revenue from inception of $2,500,000 or more, calculated in accordance with United States generally accepted accounting principles. The shares awarded or sold under the Plan shall be forfeited to the Company if the Company shall not have generated cumulative net revenues from inception of $2,500,000 or more, calculated in accordance with United States generally accepted accounting principles, prior to December 31, 2006. Certificates for the shares shall be issued in the plan participant’s respective names and shall be held in escrow by the Company until all restrictions lapse or such shares are forfeited. On December 17, 2003, the Board of Directors granted 1,350,000 incentive shares, which were issued to an escrow account on January 7, 2004. With the continuation to Switzerland on November 10, 2004 all incentive shares, which were not granted at that time are no more available for distribution.

Director Compensation

Other than compensation paid to Peter Braun and Günther Bauer, as disclosed above under the sub-heading “Compensation of Directors and Officers,” our directors have received cash compensation for their services rendered during our most recently completed financial year in accordance with the shareholder resolution as outlined below.

Our shareholders approved the payment to each of our directors of an annual stipend of $2,500 together with an honorarium of $250 for each board meeting that our directors attend in the annual meetings of our shareholders held in each of 2002, 2003, and 2004. In fiscal years ended 2003 and 2004, the Company paid both the stipends and honorariums generally described above for fiscal years 2002 through 2004 in total of $51,250. Since the continuation of iQ Power to Switzerland on November 10, 2004, there will be no compensation for the members of the Board of Directors of iQ Power AG. However Dr. Wicki did receive $2,000 (CHF 2,500) for the year 2004 and has received $12,000 (CHF 15,000) in 2005 for his duties as member of the Board of Directors of iQ Power Licensing AG.

We do not have any non-cash compensation plans for our directors and we do not propose to pay or distribute any non-cash compensation during the current financial year, other than by granting stock options.

Securities Authorized for Issuance Under Compensatory Plans

The following table includes information as of December 31, 2005, for all compensatory plans previously approved by our security holders and all compensatory plans not previously approved by our security holders.

Equity Compensatory Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)

Equity Compensation Plans	3,821,227	$0.47	1,350,000
Approved by Security Holders

Equity Compensation Plans Not	nil	—	nil
Approved by Security Holders

Total	3,821,227	$0.47	1,350,000

(1)	Includes only the incentive shares of 1,350,000, which were issued into escrow in February 2004.

Employment and Consulting Agreements

Effective September 1, 1998, Peter E. Braun and Dr. Guenther C. Bauer entered into employment agreements with us providing for annual salaries of $102,000 ($8,500 per month) and $96,000 ($8,000 per month), respectively. Mr. Braun's and Dr. Bauer's employment agreements are for a term of five (5) years. Both agreements were extended through October 30, 2004, at increased rates effective September 1, 2003, of $10,100 (EUR 8,087) and $9,500 (EUR 7,609) per month, respectively. Each of our Named Executive Officer's employment agreements mentioned above were governed by the laws of Germany.

Both officers entered into new agreements effective November 1, 2004. Mr. Braun's new employment agreement has a term of five years with a base salary of $14,450 (CHF 18,000) and a bonus opportunity of up to $40,000 (CHF 50,000). This contract is governed by the law of Switzerland. Dr. Bauer's new employment agreement has a term of five years with a base salary of $14,000 (EUR 11,250) and a bonus opportunity of up to $37,300 (EUR 30,000). This agreement is governed by the law of Germany.

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

C.     Board Practices

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

The Company held its Ordinary Annual General Meeting on May 4, 2006.

Audit Committee

The members of the Audit Committee as of June 27, 2006 were Hans Ambos and Dr. Raymond Wicki. Each member of the Audit Committee was an independent director in 2005.

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

During the year ending December 31, 2005, this Committee met two times.

D.     Employees.

As of December 31, 2005, iQ Germany had 12 employees engaged in product research and development on a full-time basis and 6 employees engaged in general and administrative and marketing functions on a part- and full-time basis. Our success will depend in large part on our ability to attract and retain skilled and experienced employees. None of our iQ Germany's employees are covered by a collective bargaining agreement, and we believe iQ Germany's relations with its employees are good. We currently maintain key man life insurance on two of our directors and executive officers, Dr. Guenther C. Bauer and Christian Runge, which carries a death benefit of 500,000 Euros, respectively, in the event of the death of either Dr. Bauer or Mr. Runge.

The Company considers its employee relationships to be satisfactory. The Company's employees are not represented by labor unions and the Company is not aware of any attempts to organize our employees.

E.     Share Ownership.

The following table sets forth as of June 27, 2006 information concerning the beneficial ownership of our shares, by persons who are known by us to own beneficially more than 5% of our outstanding shares, by each of our directors, by each of our Named Executive Officers and by all of our directors and executive officers as a group. The calculations in the table are based on an aggregate of 43,755,275 shares outstanding as of December 31, 2005. Unless otherwise noted, all addresses of the beneficial owners are Baarerstrasse 137, CH-6400 Zug.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class

Gunther Bauer(1)	1,392,054	3.2
Inselkammer Strasse 2-4
D-82008 Unterhaching, Germany

Peter E. Braun(2)	1,450,000	3.3
Baarerstrasse 137
CH 6400 Zug, Switzerland

Hans Ambos(3)	296,994	*
Baarerstrasse 137
CH 6400 Zug, Switzerland

Raymond Wicki(4)	0	*
Baarerstrasse 137
CH 6400 Zug, Switzerland

Walter Kaelin(4)	0	*
Baarerstrasse 137
CH 6400 Zug, Switzerland

Christian Runge(4)	0	*
Inselkammer Strasse 2-4
D-82008 Unterhaching, Germany

(1)	Includes vested options exercisable to purchase 513,927 registered shares within 60 days of June 27, 2006.
(2)	Includes vested options exercisable to purchase 1,040,000 registered shares within 60 days of June 27, 2006.
(3)	Includes vested options exercisable to purchase 226,000 registered shares within 60 days of June 27, 2006.
(4)	Includes vested options exercisable to purchase 0 registered shares within 60 days of June 27, 2006.
*	Less than 1%.

As of June 27, 2006, the directors and officers of the Company, as a group, beneficially owned 1,359,121 registered shares representing 3.1% of the registered shares issued and also held incentive stock options (exercisable presently or within 60 days) pursuant to, which up to 1,779,927 registered shares can be purchased.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.     Major Shareholders.

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

The Company is a publicly owned corporation, the majority of the registered shares of which are owned by persons resident outside the United States. To the best of the Company’s knowledge, the Company is not directly owned or controlled by another corporation or any foreign government.

According to information from Computershare Company of Germany, our Registrar Agent, as of December 31, 2005, we had 7 registered shareholders including the Depository Trust Company who had addresses in the United States and who held, as of December 31, 2005, some 1,142,270 of our registered shares, representing approximately 2.6% of our outstanding registered shares.

As of June 27, 2006, to the best of the Company’s knowledge, no shareholder beneficially owns more than 5% of the issued shares of the Company.

To the best knowledge of the Company, there are no voting arrangements among shareholders of the Company. All shareholders have the same voting rights from other shareholders.

B.     Related Party Transactions.

Related party transactions not disclosed elsewhere in the financial statements comprised:

(a)	We entered into a consulting agreement dated August 25, 1998, with a corporation controlled by Mr. French, our former Vice-President for Business Development (stepped down on November 4, 2004). The agreement was for an initial term of three years (with automatic one-year renewals in the absence of either party taking affirmative action to terminate the agreement). The agreement provided for a base annual fee of $72,000 ($6,000 per month) and for the reimbursement of reasonable expenses incurred on our behalf. Effective April 1, 2003, the contract was assigned to another company controlled by Mr. French. Effective September 2003, the monthly fee increased to $7,200 per month. Effective June 2004, the fee was reduced to $3,600 per month. Total management fees for the twelve months ended December 31, 2003, amounted to $78,600, and $56,750 for the period from January 1, 2004 to November 9, 2004. As of November 9, 2004, Mr. French terminated this contract.

(b)	iQ Germany acquired patents and knowledge for improving the current output of a chargeable battery at low outside temperatures and the registered design “iQ” in a contract dated March 15, 1995 with two shareholders, one is a director and CEO of the Company and the other is a family member and a former officer of the Company. The Company and the shareholders agreed that the shareholders would receive approximately $257,000 (DM 400,000; approximately EUR 205,000) from future income. Because this was a settlement of a contingent liability, any amounts paid were charged to operations as a current expense. We satisfied these payment obligations in September 2004 by issuing 200,000 shares (for a value of $80,000) and cash payments totaling $30,900 (EUR 25,330), of which $10,300 (EUR 8,333) of cash and 50,000 of the shares valued at $0.40 were granted to the CEO of the company. In connection with these disbursements, the Company recorded total expenses of $110,900 as consulting services within R&D expenses.

(c)	We paid legal fees in the amount of $66,965 in 2004 and $68,859 in 2003 to law firms in which Gregory Sasges, a former Secretary and member of our board of directors, is a partner. Mr. Sasges did not stand for election and his term as director expired on June 30, 2004. Mr. Sasges resigned as Secretary effective November 9, 2004.

(d)	In 2004, the Company entered into a consulting agreement with one of the majority shareholders of iQ Power Asia Inc. During 2005, the Company provided services and incurred expenses under this consulting agreement and recorded revenue of USD 79,000 for the year ended December 31, 2005 and a receivable of USD 79,000 as of December 31, 2005.

(e)	iQ Power Asia Inc. has a final payment due for the Exclusive License and Option Agreement that it entered into with iQ Power during 2004. The amount was due as of December 31, 2005, and therefore the Company recorded a receivable of USD 50,000 as of December 31, 2005.

Other than described above, none of our directors or senior officers or any of our associates or affiliates, are or have been indebted to us at any time since the beginning of the last completed financial year other than in the usual course of their employment in connection with advances made on account of expenses to be incurred on behalf of our Company. All these receivables have been collected by December 31, 2005 and there are no new receivables outstanding per December 31, 2005.

Other than as disclosed under “Executive Compensation – Employment and Consulting Agreements,” there were no other material transactions, series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than 5% of the Company’s common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

C.     Interests of Experts and Counsel.

None.

ITEM 8.     FINANCIAL INFORMATION.

A.     Consolidated Statements and Other Financial Information.

Attached as an Exhibit hereto and incorporated herein by reference are the Consolidated Financial Statements audited by an independent registered public accounting firm and accompanied by an audit report, comprised of consolidated balance sheets as of December 31, 2005 and 2004, consolidated statements of operations and cash flows for each of the years in the three year period ended December 31, 2005 and related notes.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.     Significant Changes.

There have been no significant changes since the date of the Company’s annual financial statements, other than as disclosed in this Annual Report.

ITEM 9.     THE OFFER AND LISTING.

A.     Offer and Listing Details.

Price Range of Registered shares

Primary German Market — The Frankfurter Wertpapier Boerse, Entry Standard Index

Our securities (“common shares”) began trading over-the-counter on the Frankfurt Stock Exchange (the Frankfurter Wertpapier Boerse) under the symbol IQP (WKN 924110) on July 28, 2000, which was after the effective date of the reverse split which we accomplished April 10, 2000. With continuation of the company to Switzerland, effective November 10, 2004, our common shares were exchanged on a 1 share for 1 share basis against registered shares, pursuant to Swiss law. Effective April 4, 2005, all shares held in Europe are kept in collective safe custody with CLEARSTREAM Banking Frankfurt, a subsidiary of Deutsche Boerse AG. Since that date our shares are traded under the new symbol IQPB (WKN A0DQVL) (ISIN CH 0020609688).

Beginning October 24, 2005, our shares are traded in the Entry Standard Index at the Frankfurter Wertpapier Boerse.

The following table sets forth, for the periods indicated, the high and low sale prices, in Euros, for our registered shares as reported on the Frankfurter Wertpapier Boerse.

2006	JAN	FEB	MARCH	APRIL	MAY	JUNE

HIGH	1.92	3.91	3.51	3.17	3.34	2.82
LOW	1.67	1.91	2.58	2.84	2.49	2.28

	Frankfurt Entry Standard Index

	EUR	EUR

	High	Low

2004 First Quarter	0.56	0.42
Second Quarter	0.44	0.31
Third Quarter	0.36	0.22
Fourth Quarter	0.48	0.25
2005 First Quarter	0.43	0.35
Second Quarter	0.68	0.39
Third Quarter	0.67	0.48
Fourth Quarter	1.77	0.62

_________________

The closing price for our registered shares on the Frankfurt OTC was EURO 2.42 on June 27, 2006.

Exchange rates with respect to the Euro are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. This exchange rate fluctuates on a daily basis and were as follows on the following specified dates: $1.2173 on March 31, 2004; $1.2082 on June 30, 2004; $1.2324 on September 30, 2003 and $1.3641 on December 31, 2004; $1.2913 on March 31, 2005; $1.2063 on June 30, 2005; $1.2042 on September 30, 2005 and $1.1843 on December 31, 2005. The noon buying rate of exchange on March 31, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Euros into United States dollars was $1.2074 ($1.00 = EURO 0.82820).

United States Market — The NASD OTCBB

Our securities (“common shares”) began trading on NASD Over The Counter Bulletin Board (the “OTCBB”) under the symbol “IQPT” on June 29, 1999. Prior to June 29, 1999, there was no public market for our common shares. The following table sets forth, for the periods indicated, the high and low sale prices for our shares as reported on the OTCBB.

On April 10, 2000, we completed a reverse-split of our registered shares on a 2.5 share for 1 share basis, and our trading symbol on the OTCBB was changed to “IQPR.” With continuation of the company to Switzerland, effective November 10, 2004, our common shares were exchanged on a 1 share for 1 share basis against registered shares, following Swiss law. On April 4, 2005 our trading symbol was changed to “IQPOF”. The information in this annual report gives effect to the reverse-split.

2006	JAN	FEB	MARCH	APRIL	MAY	JUNE

HIGH	2.40	4.50	4.29	3.90	4.00	3.60
LOW	1.61	2.10	3.00	3.15	3.55	2.30

	NASD Over The Counter Bulletin Board

	US$	US$

	High	Low

2001	2.50	0.16
2002	1.12	0.30
2003	1.00	0.35
2004 First Quarter	0.78	0.51
Second Quarter	0.51	0.37
Third Quarter	0.42	0.29
Fourth Quarter	0.55	0.32
Year	0.78	0.29

2005 First Quarter	0.53	0.35
Second Quarter	0.75	0.45
Third Quarter	0.70	0.55
Fourth Quarter	2.25	0.51
Year	2.25	0.35
_________________

The closing price for our registered shares on the OTCBB was US$3.15 on June 27, 2006.

The over-the-counter market quotations set forth above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

B.     Plan of Distribution.

Not Applicable

C.     Markets.

The primary market for our Registered shares is the Frankfurt Stock Exchange (the Frankfurter Wertpapier Boerse) Entry Standard Index. Our securities were traded under the symbol IQP (WKN 924110) until April 4, 2005. Trading now takes place under the symbol IQPB (WKN A0DQVL). Our registered shares began trading over-the-counter on the Frankfurt Stock Exchange on July 28, 2000. Our registered shares have also been quoted on the NASD Over the Counter Bulletin Board (the “OTCBB”) since June 29, 1999. Our registered shares were quoted under the trading symbol “IQPR” until April 4, 2005 and are now quoted under the symbol “IQPOF”.

D.     Selling Shareholders.

Not Applicable.

E.     Dilution.

Not Applicable

F.     Expenses of the Issue.

Not Applicable

ITEM 10.     Additional Information.

A.     Share Capital.

Not Applicable

B.     Memorandum and Articles of Association.

iQ Power AG is registered in the Companies Register of the Canton of Zug, Switzerland, under the number CH-170.3.027.783-9. Our corporate purposes are stated in to the articles of association, as attached. Set forth below is a summary of certain material provisions of the Swiss corporate law. This description does not purport to be complete.

The Corporation according to Art. 620 ff. of the Swiss Code of Obligations (CO)

1. Charter Documents.	Under Swiss corporation law the charter documents are its Articles of Incorporation. These
Articles have to set forth at least the name of the corporation, the Swiss Canton in which its registered office is located, the corporation’s domicile, the purpose of the corporation, the issued capital and contributions made thereto, whether there are restrictions on share transfers, the number and the par value and the type of shares, the calling of a general meeting of shareholders and the voting rights of the shareholders, the bodies for the administration and the audit, and finally the form in which the corporation shall publish its notices.

2. Majority Required for Special Resolution/ Extraordinary Action	Under Swiss corporation law a resolution of the General Meeting of Shareholders passed by at least two thirds of the votes represented and the absolute majority of the par value of shares represented, shall be required for the change of the corporation purpose, the creation of shares with privileged voting rights, the restriction of the transferability of registered shares, an increase of capital either authorized or subject to a condition, the limitation or withdrawal of pre-emptive rights, on the change of the domicile of the corporation. In addition the Articles of Incorporation can declare other resolutions being subject to qualified majorities.

3. Access to Corporate Records	The corporate records of a Swiss corporation are maintained at its registered office and the cantonal commercial register. The commercial register maintains all corporate records and changes thereof. Furthermore, the commercial register is publicly available. Therefore, every interested person has access to corporate information such as names of the members of the Board of Directors and all information provided by the Articles of Incorporation.

4. Share Capital	In Switzerland the concept of non-issue capital does not exist. The Swiss Code of
Obligations (CO) allows only an issued capital. A Swiss corporation may issue an unlimited number of shares, whereas the minimum capital is CHF 100,000. The share capital can also be paid in by contributions in kind but this requires a report from a specially qualified auditor.

5. Share Certificates	Shares can be issued either in the name of a holder (registered shares) or to bearer. Both
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
Incorporation the General Meeting of Shareholders is authorized to split shares into shares with lower par value or to consolidate shares into shares with higher par value, whereas the consolidation of shares requires the approval of the shareholder.

6. Directors	The members of the Board of Directors have to be elected by the General Meeting of
Shareholders. The Swiss corporate law requires the election of directors by the General
Meeting of Shareholders for a term not to exceed six years, whereas re-election is possible. Under Swiss law the majority of the members of the Board of Directors have to be either Swiss or European Union Citizens and have to be domiciled in Switzerland. The
Federal Council may grant exceptions to this rule for companies whose principal purpose consists in holding participations in other enterprises, provided the majority of these enterprises are abroad. Only shareholders are eligible to be member of the Board of
Directors, The Board of Directors has certain non-transferable and inalienable duties, such as the ultimate management of the corporation and the giving of the necessary directives, the establishment of the organization, the structuring of the accounting system and of the financial controls as well as the financial planning insofar as this is necessary to manage the corporation, the appointment and removal of the persons entrusted with the management and the representation, the preparation of the business report and as the preparation of the General Meeting of the Shareholders and the implementing of its resolutions and the notification of the judge in the case of over indebtedness. The members of the Board of
Directors and all persons engaged in management of the company are liable not only to the corporation, but also to each shareholder and to the corporation's obligees for the damage caused by intentional or negligent violation of their duties.

The Corporation according to Art. 620 ff. of the Swiss Code of Obligations (CO)

7. Members/ Shareholders	The General Meeting of Shareholders is the supreme corporate body of the corporation. It has certain inalienable powers, such as the adoption and the amending of the Articles of
Incorporation, the election of the members of the Board of Directors and of the auditors, the approval of the annual report and of the consolidated statements of account, the approval of the annual financial statement as well as the resolution on the use of the balance sheet profit, in particular, the declaration of dividends and the release of the members of the Board of Directors and the passing on matters which are by law or by the
Articles of Incorporation reserved to the General Meeting of Shareholders. The ordinary
General Meeting of Shareholders takes place annually within six months after the close of the business year, special meetings are called according to need. The General Meeting of
Shareholders is called by the Board of Directors and if necessary by the auditors at the latest twenty days prior to the day of the meeting. The calling of a general Meeting of
Shareholders may also be requested by one or more shareholders representing together at least ten percent of the share capital. The calling has to state the agenda items as well as the motions of the Board of Directors and of the shareholders who have requested the holding of a General Meeting of Shareholders or the inclusion of an item in the agenda. No resolution may be passed on motions concerning agenda items which have not been duly announced.

8. Financial Disclosure	Under Swiss law the business report and the auditor's report of the particular business
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
corporation are listed on the stock exchange, the auditors must meet special professional qualifications. The auditor can be replaced based on the regulation in the Articles of
Incorporation.

9. Dissent Proceedings/ Appraisal Rights	The Board of Directors and any shareholder may take legal actions against the corporation to challenge resolutions of the General Meeting of Shareholders, which violate the law or the Articles of Incorporation. Decisions are particularly challengeable if they withdraw or limit shareholders' rights thereby violating the law or the Articles of Incorporation.
Decisions are also challengeable if they withdraw or limit shareholders' rights without proper reason, if they discriminate against or disadvantages shareholders in the manner not justified by the company purposes or if they withdraw the profit orientation of the corporation without the consent of all shareholders. If the legal action by the shareholder is successful a judgement will annul the resolution of the General Meeting. In Switzerland there are no appraisal rights provided by law but in a merger the merging corporations can contractually agree on a possibility for shareholders to opt for a cash-out.

10. Amalgamation (Merger)	In Switzerland on July 1, 2004, the new Swiss Merger Act became effective. The Swiss Merger
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
other as well as for mergers between small and medium enterprises. On the other hand, additional legal constrains apply if one of the merging firms is in liquidation or if one corporation is over indebted or reports that half of its equity is no longer covered.

11. Take-Over Bids and Compulsory Acquisitions	The Swiss corporate law does not contain any regulations referring compulsory acquisitions.
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

D.     Exchange Controls and other limitations affecting security holders

There are, except in limited embargo circumstances pursuant to resolutions adopted by the United Nations or the European Union, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany (a “Resident”) must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to or on account of an individual or corporation residing outside Germany (a “Non-resident”) if such payment exceeds €12,500 or the equivalent in a foreign currency. In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities in the aggregate exceed €5,000,000 or the equivalent in a foreign currency during any one month. There are currently no Swiss foreign exchange controls or other Swiss laws restricting the import or export of capital by iQ or its subsidiaries. In addition, there are currently no restrictions under Swiss law affecting the remittance of dividends, interest or other payments to non-resident holders of iQ securities.

Neither Swiss Law nor the Articles of Association (Satzung) of iQ Power impose any limitations on the rights of Non-resident or foreign owners to hold or vote iQ Shares.

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

The discussion is based on the tax laws of Switzerland and the United States, including the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the convention between the United States of America and Switzerland, which we call the “Treaty,” all of which may be subject to change or change in interpretation, possibly with retroactive effect. For purposes of this discussion, a “US holder” is any beneficial owner of iQ registered shares that is for US federal income tax purposes:

•	a citizen or resident of the United States,
•	a domestic corporation or other entity taxable as a corporation,
•	an estate, the income of which is subject to United States federal income tax without regard to its source, or
•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

The discussion does not generally address any aspects of Swiss taxation other than income and capital taxation or of United States taxation other than federal income taxation. Holders of iQ shares are urged to consult their tax advisors regarding the United States federal, state and local, the Swiss and other tax consequences of owning and disposing of these shares in their particular circumstances.

Ownership of iQ Registered shares — Swiss Taxation

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

Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be “passive income” or “financial services income,” which are treated separately from other types of income for foreign tax credit limitation purposes. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution included in income of a US holder will be the US dollar value of the Swiss franc payments made, determined at the spot Swiss franc/US dollar rate on the date such dividend distribution is included in the income of the US holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in its iQ registered shares and thereafter as capital gain.

Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the US holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a US holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the US holder’s United States federal income tax liability, whether or not the refund is actually obtained.

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between The United States Of America And The Swiss Confederation For The Avoidance Of Double Taxation With Respect To Taxes On Income (the “Switzerland-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Registered Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Registered Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registered Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Registered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rule

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registered Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Registered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Registered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Registered Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Registered Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Registered Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registered Shares.

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Registered Shares

Distributions on Registered Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Registered Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Registered Shares and, (b) thereafter, as gain from the sale or exchange of such Registered Shares. (See more detailed discussion at “Disposition of Registered Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Registered Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Registered Shares will not be entitled to receive such dividend). The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Switzerland-U.S. Tax Convention, or (c) the Registered Shares are readily tradable on an established securities market in the U.S. Under a notice published by the IRS, stock will be considered as “readily tradable on an established securities market in the U.S.” if such stock is listed on a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934 or on the Nasdaq Stock Market. The IRS announced in that notice that it is considering the treatment of dividends paid with respect to stock listed only in a manner that does not satisfy this definition of “readily tradable on an established securities market in the U.S.,” such as stock that is traded on the OTC Bulletin Board or on the electronic pink sheets.

However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2005, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2006. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Dividends Received Deduction

Dividends paid on the Registered Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Registered Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Registered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Registered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Registered Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Registered Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below). Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the Registered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payer or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Registered Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Registered Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Registered Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Registered Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Registered Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Registered Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Registered Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Registered Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Registered Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Registered Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Registered Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Registered Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Registered Shares over (b) the fair market value of such Registered Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2005, and does not expect that it will be a PFIC for the taxable year ending December 31, 2006. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registered Shares.

F.     Dividends and Paying Agents.

Not Applicable

G.     Statement by Experts.

Not Applicable

H.     Documents on Display.

Any statement in this Annual Report about any of the Company’s contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document. Readers may review a copy of the Company’s filings with the U.S. Securities and Exchange Commission (“the “SEC”), including exhibits and schedules filed with it, at the SEC’s public reference facilities Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended. Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

Any of the documents referred to above can be viewed at the iQ Power AG business offices at Baarerstr. 137, CH-6300 Zug, Switzerland. All of the documents referred to above are available in English.

The Company is required to file reports and other information with the SEC under the securities exchange act of 1934, as amended. Reports and other information filed by the company with the SEC may be inspected and copied at the SEC’s public reference facilities described above. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended prescribing the furnishing and content of proxy statements and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Securities Exchange Act of 1934, as amended. under the Securities Exchange Act of 1934, as amended, as a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies.

I.     Subsidiary Information.

Not Applicable

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The effect of the foreign exchange risk on the Company’s cash balances is discussed earlier in this Annual Report — see “Item 5 -Operating and Financial Review and Prospects — Operating Results — Fiscal year ended December 31, 2005 as compared to Fiscal year ended December 31, 2004".

As the Company is in the development stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There are none.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The company has made no material modifications to the rights of security holders and has not withdrawn or substituted a material amount of the assets securing any class of our securities.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, our Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Statement On Internal Control Over Financial Reporting under Section 404

The Company is currently considered a non-accelerated filer pursuant to Rule 12b-2 of the Exchange Act. Therefore, the Company is not currently required to make statements regarding the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, the Company and its management, including its Chief Executive Officer and Chief Financial Officer, recognize that the Company will likely be required to comply with Section 404 beginning with the fiscal year ending December 31, 2006. The Company is committed to identifying potential problems with its current controls and procedures regarding financial reporting, understanding possible future problems in complying with Section 404, and taking the steps necessary to address these problems including testing, analyzing, and documenting our system of internal controls. In this regard, the Company’s independent registered public accounting firm has identified several areas where the Company’s internal controls will need to be altered or improved, including the Company’s U.S. GAAP accounting resources and expertise. The Chief Executive Officer and the Chief Financial Officer have evaluated these concerns and have concluded that these concerns do not reflect on the effectiveness of the Company’s disclosure controls and procedures, but are strictly related to the Company’s internal control over financial reporting. The Company’s Chief Executive Officer and Chief Financial Officer have ensured that these concerns have been disclosed to the Company’s Audit Committee. Furthermore, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, are undertaking to hire the necessary personnel and retain the required GAAP expertise to ensure that the Company’s internal controls are adequate and effective in ensuring that financial disclosure is properly recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. All actions taken in this process are subject to continued review by the Company’s management as well as Audit Committee oversight.

ITEM 16

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Dr. Raymond Wicki meets the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F. Dr. Wicki is an independent director, as independence is currently defined in the AMEX listing standards for audit committee members.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed by the Company’s auditors for professional services rendered in connection with the audit of the Company’s annual consolidated financial statements for fiscal years ended December 31, 2005 and 2004 and reviews of the consolidated financial statements included in the Company’s Forms 20-F for fiscal 2005 and 2004 were approximately $300,000 and $150,000, respectively.

The Company paid no fees to Deloitte AG for services related to financial information systems design and implementation fees or other fees.

Audit Committee Pre-Approval

Our Audit Committee pre-approved all audit and permitted non-audit services provided to us and to our subsidiaries during the periods listed prior to the engagement of our independent public accountants with respect to such services. Permitted non-audit services are assurance services or other work traditionally provided to us by the independent public accountants in their capacity as external auditor.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.     FINANCIAL STATEMENTS.

Not applicable

ITEM 18.     FINANCIAL STATEMENTS.

See the financial statements attached hereto and filed as part of this annual report

The Company’s Consolidated Financial Statement are stated in U.S. Dollars and are prepared in accordance with United States GAAP.

See Item 19 below.

ITEM 19.     EXHIBITS.

Exhibit Number	Description

1.1(4)	Articles of Incorporation of iQ Power AG

4.1(1)	Management Agreement dated January 1, 1997, between 3099458 Canada Inc. and Mayon Management Corp. (previously filed as Exhibit 6.5)

4.2(1)	Consulting Agreement dated August 25, 1998, between iQ Power Technology Inc. and Mayon Management Corp.(previously filed as Exhibit 6.6)

4.3(1)	Employment Agreement dated August 31, 1998 with Dr. Guenther C. Bauer (previously filed as Exhibit 6.7)

4.4(1)	Employment Agreement dated August 31, 1998 with Peter E. Braun(previously filed as Exhibit 6.8)

4.5(1)	Form of Confidentiality Agreement between iQ Power Technology Inc. and certain Officers of the Company (previously filed as Exhibit 6.10)

4.6(1)	Contract Concerning Industrial Property Rights and Know How by and between Dieter Braun and Peter E. Braun and iQ Battery Research and Development GmbH dated March 15, 1995 (Translated to English)(previously filed as Exhibit 6.22)

4.7(1)	Supplementary Contract to the Contract concerning Industrial Property Rights and Know How by and between H. Dieter Braun and Peter E. Braun and iQ Battery Research and Development GmbH dated August 16, 1996 (Translated to English)(previously filed as Exhibit 6.23)

4.8(1)	Extension of Contract regarding Industrial Property Rights and Know How by and between Dieter Braun and Peter Braun and iQ Battery Research and Development GmbH dated September 20, 1996(Translated to English)(previously filed as Exhibit 6.24)

4.9(1)	Agreement by and between iQ Battery Research and Development GmbH and Dieter Braun and Peter Braun dated October 9, 1998(Translated to English)(previously filed as Exhibit 6.30)

4.10(1)	1998 Stock Option Plan (previously filed as Exhibit 6.31)

4.11(1)	Form of Stock Option Agreement (previously filed as Exhibit 6.32)

4.12(1)	Agreement Re Rights and Interests dated December 9, 1998 by and among the Company, H. Dieter Braun and Peter E. Braun (previously filed as Exhibit 6.34)

4.13(1)	Trademark Assignment dated December 9, 1998 by and between the Company and H. Dieter Braun (previously filed as Exhibit 6.35)

4.14(1)	Patent Assignment dated December 9, 1998 by and between the Company and H. Dieter Braun and Peter E. Braun (previously filed as Exhibit 6.36)

4.15(2)	Amendment No. 3 to iQ Power Technology 1998 Stock Option Plan(previously filed as Exhibit 6.50)

4.16(3)	iQ Power Technology 2001 Incentive Plan (previously filed as Exhibit 6.51)

4.17	Joint Venture Master Agreement between the Company and Auto N Comers Inc. and Electro N Comers Inc., dated August 13, 2004

4.18(5)	2005 Stock Option Plan

Exhibit Number	Description

12.1	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.1	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte & Touche GMBH

_________________

(1)	Previously filed as an exhibit to the registrant’s registration statement on Form SB-1 on December 10, 1998 (File No. 333-68649).

(2)	Previously filed as an exhibit to the registrant’s annual report on Form 10-KSB for the year ended December 31, 2000.

(3)	Previously filed as an exhibit to the registrant’s registration statement on Form S-8 filed on July 25, 2001.

(4)	Previously filed as an exhibit to the registrant’s annual report on Form 20-F filed on June 30, 2005.

(5)	To be filed on Form 6-K.

Financial Statements

The Consolidated Financial Statements of the Corporation are filed with this Annual Report on Form 20-F in the United States.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Corporation

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

•	Consolidated Balance Sheets as of December 31, 2005 and December 31, 2004

•	Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2005, December 31, 2004, and December 31, 2003

•	Consolidated Statements of Cash Flows for the years ended December 31, 2005, December 31, 2004, and December 31, 2003

•	Consolidated Statement of Shareholders’ Equity (Deficit) for the years ended December 31, 2005, December 31, 2004, and December 31, 2003

•	Notes to the Consolidated Financial Statements of the Corporation

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

iQ Power AG (Registrant) /s/ Peter E. Braun ___________________________________________ Peter E. Braun Chief Executive Officer

Date:  June 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of
iQ Power AG
(a development stage company)

We have audited the consolidated balance sheets of iQ Power AG and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005, and for the period from October 10, 1991 (date of incorporation) to December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of iQ Power AG and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, and for the period from October 10, 1991 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte AG

/s/ James D. Horiguchi James D. Horiguchi	/s/ Scott Hornback Scott Hornback

Zurich, Switzerland
June 30, 2006

iQ POWER AG
(a development stage company)
Consolidated Balance Sheets
(Expressed in United States Dollars; all amounts in thousands, except share and per share data)

	December 31, 2005	December 31, 2004

ASSETS

Current Assets
Cash and cash equivalents, (Note 2d)	1,097	829
Accounts receivable	139	—
Receivables from related parties	129	—
Tax receivables	108	64
Prepaids and deposits	2	14
Inventory, net, (Note 2f)	155	206

Total current assets	1,630	1,113

Non-current Assets
Non-current deposits, net, (Note 2e)	96	96
Restricted cash, (Note 2g)	66	37
Investment in variable interest entity, (Note 2j, 3)	104	—
Equipment, net, (Note 2h)	462	365

Total non-current assets	728	498

TOTAL ASSETS	2,358	1,611

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Current Liabilities
Current portion of capital lease obligation, (Note 2v, 6)	78	—
Accounts payable	239	587
Accrued payroll and employees benefits	292	76
Advances	—	79
Deferred revenues, from variable interest entity, (Note 2k)	—	650
Other/accrued liabilities	194	192

Total current liabilities	803	1,584

Non-current Liabilities
Capital lease obligation - less current portion, (Note 2v, 6)	94	—
Deferred revenues, from variable interest entity, (Note 2k)	810	—

Total non-current liabilities	904	—

TOTAL LIABILITIES	1,707	1,584

SHAREHOLDERS' EQUITY

Authorized:
69,493,502 registered shares with a par value of CHF 0.03
Issued and outstanding:
34,923,150 registered shares at December 31, 2004
43,755,275 registered shares at December 31, 2005	16,037	15,822
Capital surplus/Additional paid-in capital	10,841	2,000
Accumulated other comprehensive (loss) income, (Note 2q)	(1,534)	(1,452)
Accumulated deficit, during development stage
(after loss allocation to silent partners of $1,024)	(24,693)	(16,343)

TOTAL SHAREHOLDERS' EQUITY	651	27

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,358	1,611

See accompanying notes to consolidated financial statements.

iQ POWER AG
(a development stage company)
Consolidated Statements of Operations and Comprehensive Income/(Loss)
(Expressed in United States Dollars; all amounts in thousands, except share and per share data)

	Cumulative from date of inception to December 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

SALES AND OTHER REVENUES
Sales and other revenues - external, (Note 2k, 2l)	277	—	53	42
Sales and other revenues - with related parties, (Note 2k, 2l)	79	79	—	—

Costs of goods sold	126	70	27	29

GROSS MARGIN	230	9	26	13

EXPENSES
Research and development expenses
Personnel (incl. stock based compensation), (Note 2n)	8,205	3,022	622	877
Laboratory	2,369	193	324	330
Office & Travel	787	97	52	39
Consulting services	789	25	127	10
Professional fees	1,026	7	119	40
Government grant subsidies, (Note 2m, 2x)	(269)	(166)	(88)	(15)

Total Research & Development expenses, (Note 2t)	12,907	3,178	1,156	1,281

Marketing and general & administrative expenses (“G&A”) expenses
Personnel (incl. stock based compensation), (Note 2n)	5,106	2,973	177	579
Financing	590	—	4	10
Office & Travel	1,310	254	234	202
Consulting services	1,350	495	149	102
Professional fees	2,385	659	432	421
Management fees	521	75	119	76
Marketing activities	726	196	106	98
Investor relations	1,168	88	152	80
Research memberships	100	—	—	—
Provision for investment, (Note 2e)	540	—	315	75
Other	506	181	85	51

Total Marketing and G&A expenses	14,302	4,921	1,773	1,694

TOTAL OPERATING EXPENSES	27,209	8,099	2,929	2,975

Interest expense	251	51	9	17

TOTAL EXPENSES	27,460	8,150	2,938	2,992

Interest and other income	(171)	(14)	(3)	(4)
Loss from investment in variable interest entity	276	276	—	—
Gain on foreign exchange	(1,618)	(53)	(261)	(681)

LOSS BEFORE INCOME TAX	(25,717)	(8,350)	(2,648)	(2,294)

Income tax	—	—	—	—

NET LOSS	(25,717)	(8,350)	(2,648)	(2,294)

Other comprehensive loss, (Note 2q)	(1,534)	(82)	(231)	(775)

COMPREHENSIVE LOSS, (Note 2s)	(27,251)	(8,432)	(2,879)	(3,069)

Basic and diluted loss per share, on net loss, (Note 2p)	(1.85)	(0.22)	(0.09)	(0.10)

Basic and diluted weighted average
number of shares outstanding	13,895,131	38,700,116	31,039,170	23,242,183

See accompanying notes to consolidated financial statements.

iQ POWER AG
(a development stage company)
Consolidated Statements of Cash Flows
(Expressed in United States Dollars; all amounts in thousands)

	Cumulative from date of inception to December 31, 2005	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003

OPERATING ACTIVITIES
Net loss	(25,717)	(8,350)	(2,648)	(2,294)
Items not affecting cash
Depreciation and amortization	674	117	82	96
Settlement with related parties	80	—	80	—
(Gain)/loss from investment in variable interest entity	276	276	—	—
Stock based compensation	7,086	4,807	28	598
Increase (decrease) in provisions	540	—	315	75
Changes in non-cash working capital
(Increase) decrease in receivables	(299)	(318)	20	109
(Increase) decrease in prepaids and deposits	—	—	(5)	4
Increase (decrease) in accounts payable, accrued payroll, benefits and advances	584	(91)	(142)	323
Increase (decrease) in accrued liabilities	295	—	(171)	140
Increase (decrease) in deferred revenues	810	160	650	—
(Increase) decrease in inventory	(146)	25	25	(92)

	(15,825)	(3,382)	(1,766)	(1,041)

INVESTING ACTIVITIES
(Additions) of current deposits	(636)	—	—	(486)
(Additions) of restricted cash	(71)	(35)	—	—
(Additions) of investment in variable interest entity	(880)	(880)	—	—
Ownership interest in deferred revenues from variable interest entity	540	540	—
(Additions) to property, plant and equipment	(1,133)	(277)	29	(47)

	(2,180)	(652)	29	(533)

FINANCING ACTIVITIES
Increase (decrease) in bank overdraft	(19)	—	(180)	147
Proceeds from capital lease financing	206	206	—	—
(Repayment) of capital lease financing	(26)	(26)	—	—
Increase (decrease) in due to shareholder	138	—	—	—
Proceeds received from issuance of short term debt	167	—	—	167
Repayment of short term debt	(187)	—	—	(187)
Advances received from external parties	665	—	73	265
Cash acquired on business combination	4,718	—	—	—
Advances from subsidiary	581	—	—	—
Issue of capital stock	13,404	4,249	1,707	2,678
Issuance of atypical shares	1,025	—	—	—

	20,672	4,429	1,600	3,070

(DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS	2,667	395	(137)	1,496

EFFECT OF FOREIGN EXCHANGE MOVEMENT	(1,570)	(127)	(169)	(692)

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	—	829	1,135	331

CASH AND CASH EQUIVALENTS,
END OF PERIOD	1,097	1,097	829	1,135

Cash paid for income taxes	—	—	—	—
Cash paid for interest	251	51	9	17

See accompanying notes to consolidated financial statements.

iQ POWER AG
(a development stage company)
Consolidated Statements of Shareholders' Equity (Deficit)
(Expressed in United States Dollars; all amounts in thousands, except share data)

	Registered Shares
	Shares	Amount	Capital Surplus/ Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity (Deficit)

Balance at December 31, 2002	20,348,227	$10,576	$1,571	$(446)	$(11,401)	$300
Net loss	—	—	—	—	(2,294)	(2,294)
Other comprehensive (loss) -
foreign currency translation
adjustments	—	—	—	(775)	—	(775)
Issue of shares	4,683,145	1,670	—	—	—	1,670
Stock based compensation	138,198	61	370	—	—	431
Exercise of warrants	1,622,853	700	—	—	—	700
Exercise of options	770,648	308	167	—	—	475

Balance at December 31, 2003	27,563,071	$13,315	$2,108	$(1,221)	$(13,695)	$507

Net loss	—	—	—	—	(2,648)	(2,648)
Other comprehensive (loss) -
foreign currency translation
adjustments	—	—	—	(231)	—	(231)
Issue of shares	4,577,634	1,323	—	—	—	1,323
Debt-Shares conversion	259,452	158	—	—	—	158
Issue shares for services performed	645,900	214	—	—	—	214
Stock based compensation	304,593	136	(148)	—	—	(12)
Exercise of warrants	1,332,500	572	—	—	—	572
Exercise of options	240,000	104	40	—	—	144

Balance at December 31, 2004	34,923,150	$15,822	$2,000	$(1,452)	$(16,343)	$27

Net loss	—	—	—	—	(8,358)	(8,358)
Other comprehensive (loss) -
foreign currency translation
adjustments	—	—	—	(82)	—	(82)
Issue of shares	4,066,000	99	2,325	—	—	2,424
Stock based compensation	—	—	4,807	—	—	4,807
Exercise of warrants	4,160,000	101	1,485	—	—	1,586
Exercise of options	606,125	15	224	—	—	239

Balance at December 31, 2005	43,755,275	$16,037	$10,841	$(1,534)	$(24,693)	$651

See accompanying notes to consolidated financial statements.

Part 1.

Notes to the consolidated financial statements

1.	NATURE OF OPERATIONS

iQ Power AG, formerly iQ Power Technology Inc., (“iQ Power”) was incorporated under the Canada Business Corporations Act on September 20, 1994. Effective June 17, 1999, iQ Power completed a business combination with iQ Battery Research & Development GmbH (“iQ Germany”). iQ Germany later changed its legal name to iQ Power Deutschland GmbH. The business combination has been accounted for as a reverse acquisition with iQ Germany being identified as the acquirer. Although iQ Germany is deemed to be the acquiring corporation for financial accounting and reporting purposes, the legal status of iQ Power as the surviving corporation does not change. On October 5, 2004, iQ Power Licensing AG, (“iQ Licensing”) was established, with domicile in Zug, Switzerland. Its primary role will be to hold and market the company’s intellectual property and licenses both with external customers and business partners as well as within the corporation. On November 9, 2004, iQ Power transferred its activity from Canada to Zug, Switzerland. Hereinafter iQ Power and its subsidiaries are referred to as “the Company”.

iQ Germany was established in 1991 and is conducting research and product development in the area of intelligent performance-improved battery systems. The Company’s first product is an intelligent car battery, in which electronics, microprocessors and software manage the energy. Additional products related to energy management in automotive vehicles have been developed.

Patents have been granted for Germany, thirteen other European countries, Brazil, and for the United States of America. International patent applications have been filed in nine additional countries. iQ Germany’s legal domicile was moved in 2004 from Chemnitz to Unterhaching Germany, a suburb of Munich, where management has its offices. The R&D labs in Chemnitz are still active. BarbiQ was established in 2003 as an investment holding company and was domiciled in Barbados. BarbiQ was sold during 2004 with a cumulative loss of $13,000. No further assets or liabilities exist as of the balance sheet date for BarbiQ.

iQ Power Asia Inc. in the Republic of Korea has the mission to develop, produce, and sell to the Korean automobile industry and the local automotive aftermarket. iQ Power Asia Inc. in which iQ Power holds a 40% share, was established in July 2005 under South Korean law as a joint venture with a South Korean industrial consortium. iQ Power Asia Inc. holds the status of a Foreign Invested Enterprise since the company acquired a shareholding in it.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect the following significant accounting policies:

(a)	Consolidation

Subsidiaries: In addition to iQ Power, the scope of the fully consolidated companies includes iQ Licensing and iQ Germany. All intercompany transactions and balances have been eliminated.

Variable Interest Entity:
iQ Power Asia Inc., on whose business and financial policies iQ Power has a significant influence, is included on the equity basis of accounting in the consolidated financial statements. iQ Power Asia Inc. is a variable interest entity. Management concluded that the Company is not the primary beneficiary of

iQ Power Asia Inc. as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), Consolidation of Variable Interest Entities.

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

The Company’s current activities result in transactions denominated in Euros, Swiss Francs, US Dollars and Canadian Dollars. The Company has determined that the US Dollar is the appropriate currency for reporting purposes. The functional currency of iQ Power, iQ Germany and iQ Licensing is the Euro. Transaction amounts denominated in foreign currencies are translated into Euros at exchange rates prevailing at the transaction dates. Carrying values of non-Euro assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate prevailing at that date. Gains and losses arising from adjustment of foreign assets and liabilities are included in the consolidated statement of operations and comprehensive loss. Assets and liabilities of iQ Power, iQ Germany and iQ Licensing are translated into their US dollar equivalents at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the reporting period. The US dollar effect arising from translation of the financial statements at changing rates is recorded as a separate component of comprehensive loss.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits at banks.

(e)	Non-current deposits

The balance originates from deposit payments made in connection with a planned acquisition of assets from a battery manufacturing facility. These assets were intended to be used by a former prospective venture partner, who promised to acquire these assets and to reimburse these advances to the Company. Management is concerned that two of the promissory notes as well as the accrued interest may not be collectable. Therefore the Company recorded a total valuation allowance of $540,000, ($315,000 in 2004, $75,000 in 2003, and $150,000 in 2002) that was taken against these deposits. Management still believes it will be able to recover $96,000 from one of the investment partners, either in cash or in shares of that company. The Company classified the $96,000 as non-current deposits because of the low probability of collecting this deposit before December 31, 2006.

(f)	Inventory

Inventory consists of finished goods and raw materials, mainly electronic components. It is valued at the lower of the corresponding acquisition cost or its market value as we record provisions for the components, where their estimated market values are below their acquisition cost. Market values are obtained based on readily available quotes of exact replacements of the inventory. Inventory provisions were $59,000, $87,000, and $13,000 as of December 31, 2005, 2004, and 2003, respectively.

(g)	Restricted cash

Restricted cash consists of cash deposits at banks. The withdrawal of the cash is restricted for satisfying lease payments and damage deposits. The amounts are classified as non-current as the lease terms expire after 2006.

(h)	Equipment

Equipment is recorded at cost. Depreciation is recorded using the straight-line method based upon the useful lives of the various assets. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statement of operations and comprehensive loss. The Company has also acquired molds in 2002 for purposes of production. As of December 31, 2004, these molds had a book value of $175,000. In 2005, the Company resumed depreciating these molds over 4 years since the useful life is decreasing as time passes. The molds will likely be sold or used in production during 2006 or 2007. Depreciation expense, for the years 2005, 2004, and 2003 was $117,000, $82,000, and $96,000, respectively. Depreciation is recorded in other expense for equipment used in Marketing and G&A, and in laboratory expense for equipment used in Research and Development. Office equipment and furniture includes $206,000 of assets under a capital lease with cumulative depreciation of $12,200 as of December 31, 2005. The Company did not have any assets under a capital lease as of December 31, 2004.

in $1,000's	2005	2004	Years of depreciation

Intangible Assets
Software	70	70	3

Tangible Assets
Leasehold improvements	112	130	5-10

Tools and fixtures	187	212	2-6

Vehicles	20	0	5

Office equipment & furniture	730	583	3-10

Total Fixed Assets at cost	1,119	995

Cummulative depreciation	657	630

Net Fixed Assets	462	365

(i)	Impairment of long-lived assets

The carrying value of long-lived assets, principally equipment, is reviewed for potential impairment, when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows of the related assets.

(j)	Investment in Variable Interest Entity

During 2005 management purchased a 40% ownership interest in iQ Power Asia Inc. Management then considered if the entity was a variable interest entity under the Financial Accounting Standards Board Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities, as revised.

Management concluded that iQ Power Asia Inc. is a variable interest entity as the equity at the formation of the entity was not sufficient to build a production facility without additional subordinated financial support provided by any parties, including equity holders. iQ Power Asia Inc. also did not meet the definition of a business as defined in FIN No. 46.

In our consideration if we were the primary beneficiary, we included the following factors:

—	We hold 40% of the voting rights in iQ Power Asia Inc.
—	iQ Power has a preferred dividend right for the first $2,000,000 of dividends
—	60% of the voting rights are owned by a South Korean Company and its Managing Director

(therefore related parties of each other and hereafter referred to as the “majority shareholders”)
—	We have entered into a training services agreement and an ELOA agreement with iQ Power Asia Inc.
—	We have entered into a consulting services agreement with the aforementioned South Korean Company that owns shares in iQ Power Asia Inc.

Management determined that the majority shareholders would have to record 60% of iQ Power Asia Inc.‘s expected losses. Management was unable to determine if they are the primary beneficiary of eventually any expected residual returns based on the preferential dividend and the other agreements with iQ Power Asia Inc. as management does not have projections of the expected residual returns from iQ Power Asia Inc. Furthermore, iQ Power Asia Inc. is currently incurring losses as it is constructing its production facility. Therefore in accordance with FIN No. 46(R), management determined that the majority shareholders would absorb a majority of iQ Power Asia Inc.‘s expected losses and even if iQ Power would receive a majority of the eventual expected residual returns, the majority shareholder would have to consolidate iQ Power Asia Inc. in accordance with FIN No. 46 (R).

Therefore, management concluded that the equity method of accounting should be applied as management has significant influence on iQ Power Asia Inc.

(k)	Deferred Revenues

In accordance with the SEC’s Staff Accounting Bulletin (“SAB”) Nos. 101 and 104, Revenue Recognition, revenues generated for providing the exclusive use of rights, licenses, and trademarks will be recognized over the expected life of such right, license, or trademark. The deferred revenue is clasified as long-term as most of the revenue, if not all, will be recognized after 2006.

(l)	Revenue Recognition

Revenues are recognized once persuasive evidence of an arrangement exists, the products are delivered or services are rendered, the sales price is fixed, and it is reasonably assured that the sales price is collectible. Revenues that are deferred are recognized as the use of such right or license occurs. Expenses incurred from the performance of services is included in office and travel expenses in the consolidated statements of operations and included in revenue as these expenses are billed to the customer.

Revenues granted for the exclusive use of rights, licensing and trademarks will be recognized over the expected life of such right, license or trademark in accordance with the Securities and Exchange Commissions’ SAB Nos. 101 and 104, Revenue Recognition.

Revenue Recognition with iQ Power Asia Inc. (Related Party)

During 2004, we entered into an agreement with the entity that is now iQ Power Asia Inc. and the shareholders of iQ Power Asia Inc. Also in 2004, we entered into an Exclusive License and Option Agreement (“ELOA”) whereby we granted iQ Power Asia Inc. the exclusive license for the production, sales and marketing of a licensed article that will be assembled at iQ Power Asia Inc. iQ Power Asia Inc. agreed to pay an upfront, non-refundable fee of $1,350,000 to iQ Licensing for entering into the ELOA. Also, included in the ELOA is a supply arrangement for which iQ Power Asia Inc. must purchase from iQ Power or its subsidiaries certain key components for the production of the licensed article and an option agreement to expand iQ Power Asia Inc.‘s current licensing territory. The term of the agreement is indefinite, however, the agreement may be terminated by either party based on certain conditions. This agreement was consummated at about the same time that iQ Power agreed to purchase a 40% investment in iQ Power Asia Inc.

Management has evaluated the transaction and has concluded that the licensing agreement and supply arrangement should be accounted for as one unit of accounting in accordance with Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables, and accordingly will recognize revenue for these combined deliverables as a single unit of accounting. As the supply arrangement has not commenced as of December 31, 2005, no revenue was recorded in 2005. Furthermore, management determined that to be in accordance Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, the profit on the transaction should be eliminated until realized by iQ Power Asia Inc. as if iQ Power Asia Inc. was consolidated into iQ Power and its subsidiaries. Therefore, as iQ Power Asia Inc. does not have any revenue or profit in 2005, deferral of the revenue is further appropriate as of December 31, 2005.

Management also considered accounting guidance from the AICPA Accounting Interpretation of APB Opinion No, 18 and Emerging Issues Task Force No. 01-2, Interpretations of APB Opinion No. 29, and concluded that as this transaction was consummated at approximately the same time as the agreement to purchase a 40% ownership interest in iQ Power Asia Inc. it would be appropriate to reduce iQ Power’s investment in iQ Power Asia Inc. for iQ Power’s ownership interest in the iQ Power Asia Inc. ELOA fee. Therefore, during 2005 management has reduced their investment in iQ Power Asia Inc. for 40% of the $1,350,000 received from iQ Power Asia Inc.

Once the aforementioned criteria are met, management will begin to recognize the deferred revenue over the remaining expected life of the supply and option arrangement.

(m)	Government Grant Subsidies

Government grants relate to an European Union grant program that supports the Company’s research activities. Grants are recognized in the statement of operations over the periods to match them with the related costs.

(n)	Stock based compensation

In accordance with the provisions of the FASB’s Statement of Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, the Company has elected to follow the Accounting Principles Board’s Opinion No. 25, Accounting for Stock Issued to Employees and the related interpretations (“APB 25”) in accounting for its employee stock based compensation plans. Due to changes in the exercise price for certain Stock Options granted under the Stock Option Plan, those options will be accounted for using variable plan accounting under APB 25. Under variable plan accounting total compensation cost is measured by the difference between the quoted market price of the stock and the amount, if any, to be paid by an employee and is recognized as an expense over the period the employee performs related services. (see Note 4(a)). Stock options granted to non-employees result in the recognition of expenses based upon the fair value of such stock options.

The following amounts have been recognized in the financial statements under Personnel Expense:

	Cumulative ITD	2005	2004	2003
R&D Engineering	$3,049,000	$2,332,000	$(43,000)	$164,000
Marketing, Sales and G&A	$3,758,000	$2,475,000	$(65,000)	$373,000

(o)	Financial instruments and risk concentration

The Company estimates that the carrying values of its cash and cash equivalents, current receivables, and payables, approximate fair value at December 31, 2005 and 2004 due to the short-term maturity of the balances. Financial instruments, which potentially subject the Company to concentration of credit risk, are primarily cash and cash equivalents. It is the Company’s practice to place its cash and cash equivalents in time deposits at commercial banks with high credit ratings. In foreign locations, local financial institutions are generally utilized for local currency needs. The Company limits the amount of exposure to any particular institution and does not believe it is exposed to any significant credit risk.

(p)	Earnings per Share

The Company presents earnings per share (“EPS”) data in accordance with the requirements of SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic EPS is computed by dividing net income by the weighted average number of shares of registered shares outstanding during the period. Diluted EPS is calculated using the treasury stock method and reflects the dilutive effect of outstanding options and warrants. At December 31, 2005, 2004 and 2003, all of the 2.8 million, 8.2 million and 6.3 million, respectively, of the exercisable stock options under the Stock Option Plan and warrants outside the Stock Option Plan were excluded from the computation of diluted EPS since their inclusion would have resulted in an antidilutive effect.

(q)	Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. Amounts represent gains and losses on foreign currency translation adjustments.

(r)	Certain Significant Risks and Uncertainties

The Company operates in the automotive industry and can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations, and cash flows: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying their products; market acceptance of the Company’s products under development; development of sales channels; litigation or other claims against the Company; the hiring, training, and retention of key employees; successful and timely completion of product development efforts; and new product introductions by competitors.

(s)	Accumulated comprehensive deficit

The accumulated comprehensive deficit is based on the accumulated net loss plus the impact of the cumulative foreign currency translation adjustments. The accumulative deficit reported in the Company’s balance sheet is adjusted to exclude the loss that was allocated in the years 1994 to 1998 to the holders of atypical shares of iQ Germany. The accumulated deficit reported in the Company’s income statement does not include a similar adjustment.

(t)	Research and development

Research and development costs are expensed as incurred.

(u)	Atypical shareholders

Atypical (preferred) shares were issued by the Company’s German subsidiary, iQ Germany, in previous years in order to raise capital for the Company before it was a public entity. The Atypical shareholders had certain information rights, but no voting powers. Furthermore, losses and profits were allocated to the Atypical shareholders accounts as stipulated in the individual Atypical shareholders agreements and the Atypical shares were redeemable. As such, there was no equity recorded on the balance sheet.

When the Company received the proceeds from these Atypical shareholders, it recorded a liability. A liability was recorded because it was stated in the original Atypical shareholder agreements that these proceeds would ultimately be returned to the shareholders. As stipulated in the agreements, a respective portion of the Company’s losses were absorbed by the Atypical shareholders. As such, the accumulated deficit was reduced by that respective amount, and there was a corresponding reduction of the recorded liability. With the completion of the Company’s Initial Public Offering and the share exchange agreement in 1999, 2.8 million registered shares of the company were exchanged for all of the outstanding Atypical shares and the Atypical shares have been cancelled.

(v)	Leasing

According to SFAS No. 13, Accounting for Leases, leasing contracts are classified as either capital or operating leases. Assets used which are subject to operating leases are not capitalized. Leasing payments are charged to expense as they are incurred.

A lease is classified as a capital lease if it transfers substantially all of the risks and rewards incidental to its ownership. Assets used subject to a capital lease are recorded at the fair value of the leased property or, if lower, the present value of the minimum lease payments. Leasing payments are apportioned between the interest component and the principal component. The principal component reduces the outstanding liability, while the interest component is charged as interest expense. Depreciation takes place over the useful life of the asset or the period of the lease if it is shorter.

(w)	Accounting pronouncements recently adopted

SFAS 123(R), Share-Based Payment

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“SFAS 123R”), using the modified prospective transition method and therefore has not restated results for prior periods. Under the new standard, all share-based payments including grants of employee stock options are recognized in the Consolidated Statement of Operations and Comprehensive Loss based on their fair values, as pro-forma disclosure is no longer an alternative. The amount of compensation cost is measured based on the grant-date fair value of the equity instrument issued. The Company utilizes a Black-Scholes option-pricing model to measure the fair value of stock options granted to employees. See Note 4 to our Consolidated Financial Statements for a further discussion on stock-based compensation.

SFAS No. 154, “Accounting Changes and Error Corrections”

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.”SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material effect on the Company’s consolidated results of operations and financial condition.

(x)	Reclassifications

The Company previously recorded cash on deposit with banks that were restricted for leases as prepaid and deposits as the amounts were not material. As the restricted cash increased from USD 37,000 to USD 66,000 in 2005, the Company began to classify the amount as non-current restricted cash and reclassified the amount in 2004 conform to the 2005 presentation.

The Company previously recorded funds received from government grants as a reduction in other marketing and general and administrative expenses. As the amount of government grants increased to USD 166,000 in 2005 compared to USD 88,000 and USD 15,000 in 2004 and 2003, respectively, the Company began to classify the amount as a separate line item in the Consolidated Statements of Operations and Comprehensive Loss and recorded it as a reduction of Total Research and Development Costs. The amounts in 2004 and 2003 were not material and reclassified to conform to the presentation in 2005.

Such reclassifications had no effect on the financial position or results of operations.

3.	Investment in Variable Interest Entity

The Company invested in a variable interest entity in the current year. The investment is accounted for under the equity method of accounting. The Company’s maximum exposure to loss as a result of its involvement with the variable interest entity is limited to the Company’s investment amount. The movement in the investment account is as follows:

Participation, accounted for, using the equity method in USD
Investment cost
Balance as of January 1, 2005	0
Investment, paid in cash	880,000

Accumulated investment adjustments
Balance as of January 1, 2005	0
iQ Power Asia Inc., 40% share of net loss	(276,000)
Ownership interest in deferred revenues from variable interest entity	(540,000)
Exchange differences	40,000

Net book value as of December 31, 2005	104,000

Summarized financial information of iQ Power Asia Inc. (in USD)

Income statement information	2005	2004
Revenues	0	0
Net income	(688,000)	0

Balance sheet information

Total assets	2,271,000	0

Total liabilities	759,000	0
Stockholders' equity	2,200,000	0
Cummulative loss	(688,000)	0

Total liabilities and stockholders' equity	2,271,000	0

4.	SHARE CAPITAL

The par value of the Company’s shares changed to CHF 0.03 when the Company continued its operations to Switzerland. As of December 31, 2005, the Company was authorized to issue up to a total of 69,493,502 registered shares with a par value of CHF 0.03. Proceeds received for shares issued in excess of par value of CHF 0.03 is credited to additional paid-in capital.

The following table presents those registered shares issued and outstanding:

	Number of Registered Shares	Amount ($ 000)

Balance, December 31, 2002	20,348,227	10,576

Private placements, issued for cash (incl. Finder's Fees	4,683,145	1,670
Shares issued for external stock based compensation	138,198	61
Options exercised during the year	770,648	308
Warrants exercised during the year	1,622,853	700
Balance, December 31, 2003	27,563,071	13,315

Private placements, issued for cash (incl. Finder's Fees	4,577,634	1,323
Shares issued for conversion of debt	259,452	158
Issue shares for services performed	645,900	214
Shares issued for external stock based compensation	304,593	136
Options exercised during the year	240,000	104
Warrants exercised during the year	1,332,500	572
Balance, December 31, 2004	34,923,150	15,822

Private placements, issued for cash (incl. Finder's Fees	4,066,000	99
Options exercised during the year	606,125	15
Warrants exercised during the year	4,160,000	101
Balance, December 31, 2005	43,755,275	16,037

As described in 4(b), there are an additional 1,350,000 shares issued and held in escrow under the Incentive Share Plan.

(a)	Stock options

The Company has established a Stock Option Plan for employees, officers, directors, consultants, and advisors. The Company has reserved 4,714,000 registered shares for issuance under the Stock Option Plan. Thereof 1,600,000 options were granted in the fourth quarter 2003 with an exercise price of $0.44. Of the total 1,600,000 options, 1,500,000 options were vested immediately as of the grant date. Of the remaining 100,000 options, 50,000 did vest in December 2004, and 50,000 were scheduled to vest in December 2005, however forfeited prior to their vesting date. Options granted for issuance under the Stock Option Plan generally are not transferable, and the exercise price of stock options must be at least equal to 100% of the fair market value of the registered shares on the date of approval by the Board of Directors.

On November 10, 2004 a new employee stock option allotment of 4,605,750 units was approved. In May 2005, the Board of Directors approved the Stock Option Plan 2005 with a maximum number of options for issuance of 2,500,000 shares at an exercise price of $0.56 (EUR 0.45). The employee is vested in the option after three years of employment. The options expire nine years after the grant date. As of December 31, 2005, 2,490,000 of these options were granted.

As of December 31, 2005, 3,821,227 options were issued and unexercised under these Stock Option Plans.

The Stock Option Plan may be administered by the Board of Directors or a committee of the Board (the “Committee”). The Board of Directors or the Committee, as the case may be, has the power to determine the terms of any options granted there under, including the exercise price, the number of shares subject to the option, and the exercisability thereof. The term of an option granted under the Plan may not exceed ten years. The specific terms of each option grant shall be approved by the Board of Directors or the Committee.

The Company grants stock options both under the Stock Option Plan and by way of individual grants outside of the Stock Option Plan. Under the Stock Option Plan the following options have been granted and remain outstanding as of December 31, 2005:

	Stock Options	Weighted Average Exercise Price

Outstanding as of December 31, 2002	2,373,000	$0.80

Options exercisable as of December 31, 2002	2,373,000	$0.80
Granted during fiscal year 2003	1,600,000	$0.44
Exercised during fiscal year 2003	770,648	$0.40
Forfeited during fiscal year 2003	235,000	$0.40

Outstanding as of December 31, 2003	2,967,352	$0.42

Options exercisable as of December 31, 2003	2,867,352	$0.42

Granted during fiscal year 2004	0
Exercised during fiscal year 2004	240,000	$0.43
Forfeited during fiscal year 2004	165,000	$0.40

Outstanding as of December 31, 2004	2,562,352	$0.42

Options exercisable as of December 31, 2004	2,512,352	$0.42

Granted during fiscal year 2005	2,490,000	$0.56
Exercised during fiscal year 2005	606,125	$0.39
Forfeited during fiscal year 2005	625,000	$0.44

Outstanding as of December 31, 2005	3,821,227	$0.47

Options exercisable as of December 31, 2005	2,751,227	$0.45

The exercise price for the options exercisable at December 31, 2005 is $0.36 for 631,277 shares, with an average of 5.2 years to expire, $0.39 for 745,000 shares, with an average of 8.0 years to expire and $0.53 for 1,375,000 shares, with an average of 8.5 years to expire.

SFAS No. 123, issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date as the fair value of the options granted and is recognized over the exercise period. During the years ended December 31, 2002 and 2001, the Company issued options to individuals other than employees and directors, which under SFAS No. 123 are recognized as share-based compensation ratably over the vesting period. SFAS No. 123, however, allows the Company to continue to measure the compensation cost of employee and director related stock options in accordance with APB 25. The Company has adopted the disclosure-only provision of SFAS No. 123 and SFAS No. 148, accounting for Stock-Based Compensation —Transition and Disclosure — an Amendment of FASB Statement No. 123.

On June 12, 2000, the Board of Directors decreased the exercise price for the Stock Option Plan, from $2.50 to $1.50 for all options granted under and outside of the plan. On January 16, 2001, the Board of Directors decreased again the exercise price for the Stock Option Plans from $1.50 to $0.50 for all options granted under and outside of the plan. On January 18, 2002, the Board of Directors decreased the exercise price of the 1,415,000 options granted under the Plan on June 28, 2001, from $1.37 to $1.00. On June 6, 2003 all outstanding options were reprised to $0.40. Due to the changes, all the options granted under the plan will be accounted for using variable plan accounting under APB 25. On December 31, 2004, the fair value of the Company’s stock was above the adjusted exercise price, though below the stock price on December 31, 2003. Therefore, a stock-based compensation contra-expense of $108,144 was recognized in 2004. The options granted in 2005 are being accounted for using variable plan accounting under APB 25. On December 31, 2005, the fair value of the Company’s stock was above the exercise price of the options granted in 2005, which resulted in $2,228,000 of stock based compensation expense. Also on December 31, 2005, the fair value of the Company’s stock was above the December 31, 2004 price and therefore an additional $2,579,000 of stock based compensation expense was also recognized in 2005.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. All amounts below are in $1,000‘s except per share data.

	Year ended December 31,
	2005	2004	2003

Net loss as reported	$(8,350)	$(2,648)	$(2,294)

Add: Stock-based employee compensation expense
included in the reported net income, net of related
tax effects	$4,807	$(108)	$537

Deduct: Total stock-based employee compensation
expense determined under fair value based method
for all awards, net of related tax effects	$(528)	$(18)	$(854)

Pro forma net loss	$(4,071)	$(2,774)	$(2,611)

Loss per share (basic and diluted)
As reported	$(0.22)	$(0.09)	$(0.10)
SFAS No. 123 pro forma	$0.11	$(0.00)	$(0.01)
Pro forma net loss	$(0.11)	$(0.09)	$(0.11)

The weighted average fair value, calculated using the Black-Scholes option pricing model value of options vested under the stock option plan during the years ended December 31, 2005, 2004, and 2003 were $0.35, $0.37, and $0.37 per share, respectively. The fair value of these options was estimated at the date of grant, using a weighted average volatility factor between 78% and 139% depending on grant date, a dividend yield of 0%, a weighted average expected life of the stock options of 4 — 5 years, and a risk free interest rate of 2.06% to 3.07% depending on grant date.

Effective January 1, 2006, the Company adopted SFAS 123R, which requires the Company to measure the cost of employee services received in exchange for all equity awards granted based on the fair value of the award as of the grant date. SFAS 123R supersedes Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). The Company adopted SFAS 123R using the modified prospective transition method, which requires the Company to record compensation cost related to unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining requisite service periods of those awards, with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and are recognized on a straight-line basis over the requisite service periods of each award. The new standard also requires the Company to estimate forfeiture rates for all unvested awards, which it has done for 2006 based on its historical experience.

The Company estimates the fair value of each option award on the date of the grant using the Black-Scholes option valuation model. Expected volatilities are based on the historical volatility of the Company’s common stock over a period commensurate with the options’ expected term. The expected term represents the period of time that options granted are expected to be outstanding and is calculated in accordance with the Securities and Exchange Commission (“SEC”) guidance provided in the SEC’s Staff Accounting Bulletin 107, (“SAB 107”), using a “simplified” method. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s stock options.

Prior to 2006, the Company accounted for stock-based compensation in accordance with APB 25 using the intrinsic value method, which did not require that compensation cost be recognized for the Company’s stock options, provided the option exercise price was not less than the common stock’s fair market value on the date of the grant. Due to the change in the prices of stock options, all the options granted under the plan and the 2005 Stock Option Plan in 2005 were accounted for using variable plan accounting under APB 25. The Company provided pro-forma disclosure amounts in accordance with SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, as if the fair value method defined by SFAS No. 123 had been applied to its stock-based compensation.

(b)	Incentive Share Plan

In July 2001, the Company instituted an Incentive Plan reserving shares for issue to officers, directors, and employees of the Company as an incentive. The number of shares set aside for issue under the incentive share plan was 2,500,000 registered shares. The Board of Directors decided on December 17, 2003 to grant 1,350,000 of these incentive shares in 2004. These incentive shares were granted on January 7, 2004. However, these shares are issued to an escrow account in the name of the individuals. The individuals do not have voting and trading rights, nor the right to receive dividends until distribution. The distribution of these shares is contingent to achieving cumulative sales of $2,500,000 by December 31, 2006. These shares are not accounted for in the Company’s consolidated financial statements, nor deemed to be issued as of December 31, 2005 as management believes that this is not probable to occur. With the continuation to Switzerland on November 10, 2004 all incentive shares which were not granted at that time are no more available for distribution.

(c)	iQ Power subsidiaries share capital

The registered share capital of iQ Germany is $51,277 (EUR 51,150), and is fully paid in. All equity securities were acquired by iQ Power as part of the business combination.

The registered share capital of iQ Licensing is $79,776 (CHF 100,000), and is also fully paid in.

(d)	Issuance of shares due to private placements

From February through June 2003, the Company raised $820,300 in capital through the private placement of 2,563,437 units of the Company at $0.32 per unit, each such unit consisting of one registered share of the Company and one non-transferable warrant exercisable for a period of twelve months following closing and entitling the holder to purchase one additional registered share of the Company for $0.42. The subscribers to the private placement were non-U.S. persons outside the United States in reliance upon an exemption from registration under Regulation S of the Securities Act of 1933, as amended. The Company incurred finder’s fees to non-U.S. persons outside the United States, in connection with the offering consisting of 175,900 registered shares at a deemed price of $0.32 per share. The cost of the finder’s fee was netted against the proceeds obtained from the financing. The finder’s fees were paid out in June 2003. The shares were issued pursuant to an exemption from registration available under Regulation S of the Securities Act.

In October 2003, the Company’s subsidiary, iQ Germany, issued a convertible loan instrument at 12% interest per annum, due September 2004. The loan terms provide that the holders have the right to convert their respective loans, together with interest thereon, into registered shares of iQ Power at a conversion price of $0.60 (EUR 0.48). The Company had the right to repay the loan including interest at any time, prior to the due date. Under this agreement, $150,000 (EUR 120,000) had been subscribed and the lender opted to convert to 259,452 shares in January 2004.

In November 2003, the Company announced another private placement of 2,222,222 units of the Company at $0.45 per unit, each such unit consisting of one registered share of the Company and one non-transferable warrant exercisable for a period of twelve months following closing and entitling the holder to purchase one additional registered share of the Company for $0.50.

In December 2003, the Board of Directors decided to increase the private placement allotment to 2,850,000 units. Until December 31, 2003, 1,686,666 units for $759,000 were subscribed. Additional advances of $292,000 were already paid in to the company’s trust account for further subscriptions, as of December 31, 2003. The subscribers to the private placement were non-U.S. persons outside the United States in reliance upon an exemption from registration under Regulation S of the Securities Act of 1933, as amended.

In January 2004, the remaining 1,163,334 units for $523,344 were subscribed and fully paid. The subscribers to the private placement were non-U.S. persons outside the United States in reliance upon an exemption from registration under Regulation S of the Securities Act of 1933, as amended.

In September 2004, the Company announced another private placement of 3,200,000 units for $800,000, each such unit consisting of one registered share of the Company, valued at $0.25 and one non-transferable warrant exercisable for a period of twelve months following closing and entitling the holder to purchase one additional registered share of the Company for $0.35.

The combined fair value of the attached warrants issued in 2004, as of the date of the private placement was approximately $598,000. The fair value was calculated using the Black-Scholes option-pricing model.

In 2004, 1,332,500 shares for proceeds of $571,450 were issued on the exercise of warrants out of private placements.

On June 23, 2005, the Company completed a private placement of 2,000,000 shares for $857,700 (CHF 1,062,871).

On July 27, 2005, the Company completed a private placement of 500,000 shares for $311,800 (CHF 400,000).

On December 14, 2005, the Company completed another private placement of 1,566,000 shares for $1,376,700 (CHF 1,816,560).

The Company incurred finder’s fees to non-U.S. persons outside the United States, in connection with these offerings in 2005. The cost of the finder’s fee was netted against the proceeds obtained from the financing.

In 2005, 4,160,000 shares for proceeds of $1,586,000 were issued on the exercise of warrants out of private placements.

The subscribers to all private placements were non-U.S. persons outside the United States of America.

The following warrants have been granted and remain outstanding as of December 31, 2005:

	Warrants	Weighted Average Exercise Price

Outstanding as of December 31, 2002	4,022,853	$0.63

Warrants exercisable as of December 31, 2002	4,022,853	$0.63
Granted during fiscal year 2003	4,400,103	$0.45
Exercised during fiscal year 2003	1,622,853	$0.43
Forfeited during fiscal year 2003	3,400,000	$0.64

Outstanding as of December 31, 2003	3,400,103	$0.43

Warrants exercisable as of December 31, 2003	3,400,103	$0.43

Granted during fiscal year 2004	4,363,334	$ 0,3	9
Exercised during fiscal year 2004	1,332,500	$0.43
Forfeited during fiscal year 2004	790,937	$0.42

Outstanding as of December 31, 2004	5,640,000	$0.43

Warrants exercisable as of December 31, 2004	5,640,000	$0.43

Granted during fiscal year 2005	0
Exercised during fiscal year 2005	4,160,000	$0.38
Forfeited during fiscal year 2005	1,480,000	$0.50

Outstanding as of December 31, 2005	0

Warrants exercisable as of December 31, 2005	0

There are no warrants outstanding as of December 31, 2005.

(e)	Issuance of shares due to consulting agreements

In August 2002, the Company entered into a Financial Public Relations Adviser Consulting Agreement with a non-U.S. person outside the United States. The Company agreed to pay this individual a consulting fee in the amount of approximately $6,250 (EUR 5,000) per month for such services. Of the consulting fee, approximately $2,500 (EUR 2,000) is due monthly, while the remaining approximately $3,750 (EUR 3,000) is payable by issuing registered shares, issuable on a quarterly basis. The agreement had an initial term of 12 months. As of December 31, 2002, the Company had issued 16,900 registered shares under the agreement. During the fiscal year 2003, the Company had issued 50,700 registered shares under the agreement, as well as another 22,500 registered shares for additional compensation. As of December 31, 2003, the Company had issued 90,100 shares in connection with this agreement. During the fiscal year 2004, the Company issued 91,593 registered shares under the agreement. As of December 31, 2004, the Company had issued 181,693 shares in connection with this agreement. The Company issued another 213,000 registered shares for additional compensation, not in connection with this agreement. Effective January 1, 2005 this agreement was replaced by a new contract under which the Company agreed to pay a monthly consulting fee in the amount of approximately $6,250 (EUR 5,000) in cash per month.

In November 2002, the Company entered into an Officer Engagement Agreement with the Chief Financial Officer. The Company agreed to pay a consulting fee in the amount of $3,000 per month for such services. Of the consulting fee, one-half was payable by issuing 3,333 registered shares. The agreement had an initial term ending March 31, 2003, renewable on a quarterly basis thereafter. The agreement was not renewed as of June 30, 2003. As of December 31, 2003, the Company had issued all 24,998 registered shares under the agreement.

5.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements comprised:

(a)	We entered into a consulting agreement dated August 25, 1998, with a corporation controlled by Mr. French, our former Vice-President for Business Development (stepped down on November 4, 2004). The agreement was for an initial term of three years (with automatic one-year renewals in the absence of either party taking affirmative action to terminate the agreement). The agreement provided for a base annual fee of $72,000 ($6,000 per month) and for the reimbursement of reasonable expenses incurred on our behalf. Effective April 1, 2003, the contract was assigned to another company controlled by Mr. French. Effective September 2003, the monthly fee increased to $7,200 per month. Effective June 2004, the fee was reduced to $3,600 per month. Total management fees for the twelve months ended December 31, 2003, amounted to $78,600, and $56,750 for the period from January 1, 2004 to November 9, 2004. As of November 9, 2004, Mr. French terminated this contract.

(b)	iQ Germany acquired patents and knowledge for improving the current output of a chargeable battery at low outside temperatures and the registered design “iQ” in a contract dated March 15, 1995 with two shareholders, one is a director and CEO of the Company and the other is a family member and a former officer of the Company. The Company and the shareholders agreed that the shareholders would receive approximately $257,000 (DM 400,000; approximately EUR 205,000) from future income. Because this was a settlement of a contingent liability, any amounts paid were charged to operations as a current expense. We satisfied these payment obligations in September 2004 by issuing 200,000 shares (for a value of $80,000) and cash payments totaling $30,900 (EUR 25,330), of which $10,300 (EUR 8,333) of cash and 50,000 of the shares valued at $0.40 were granted to the CEO of the company. In connection with these disbursements, the Company recorded total expenses of $110,900 as consulting services within R&D expenses.

(c)	We paid legal fees in the amount of $66,965 in 2004 and $68,859 in 2003 to law firms in which Gregory Sasges, a former Secretary and member of our board of directors, is a partner. Mr. Sasges did not stand for election and his term as director expired on June 30, 2004. Mr. Sasges resigned as Secretary effective November 9, 2004.

(d)	In 2004, the Company entered into a consulting agreement with one of the majority shareholders of iQ Power Asia Inc. During 2005, the Company provided services and incurred expenses under this consulting agreement and recorded revenue of USD 79,000 for the year ended December 31, 2005 and a receivable of USD 79,000 as of December 31, 2005.

(e)	iQ Power Asia Inc. has a final payment due for the Exclusive License and Option Agreement that it entered into with iQ Power during 2004. The amount was due as of December 31, 2005, and therefore the Company recorded a receivable of USD 50,000 as of December 31, 2005.

6.	LEASING

Capital lease

In 2005, the Company purchased office equipment and furniture. The Company then entered into a sale-leaseback transaction for the office equipment and furniture. There was no gain on the sale-leaseback transaction. The Company then entered into a capital lease agreement for office equipment and furniture. iQ Power received $206,000 from the sale and will have to repay the $206,000 plus interest over 30 months per the capital lease agreement (leaseback). The capital lease also does not contain any contingent rental payments, renewal options, escalation clause, restrictions imposed by the lease agreement, obligations with respect to refinancing, significant penalties or guarantees. The lease transfers ownership to the Company at the end of the lease. As of December 31, 2005, obligations to make future lease payments were as follows (to be made in years ending December 31, in $1,000):

	Minimum leasing payments	Interest portion	Leasing liability
2006	82	4	78
2007	82	2	80
2008	14	0	14
2009 and thereafter	0	0	0

Total	178	6	172

Operating leases

The Company also has operating leases for certain equipment and facilities. For the years 2005, 2004 and 2003 the operating lease payments were $302,000, $178,000, and $195,000, respectively. As of December 31, 2005, obligations to make future minimum lease payments were as follows (to be made in the years ending December 31, in $1,000):

Year	Lease payment
2006	285
2007	144
2008	95
2009	85
2010	32
2011 and thereafter	0

Total	641

7.	INCOME TAXES

The company accounts for its income taxes using the asset and liability approach, as stipulated under SFAS No. 109, Accounting for Income Taxes. For all periods presented, the provision for income taxes differs from the federal corporation income tax rate of 35% for Germany (incl. trade tax and solidarity tax), 20% for Switzerland, and 40% for Canada. No benefit was realized for operating losses incurred.

As of December 31, 2005, the Company had total deferred income tax assets relating to net loss carry forwards of $3,986,000 (2004 — $3,872,000 and 2003 — $6,467,000) which have been reduced to zero by valuation allowances. The valuation allowance represents the amount of deferred income tax assets that may not be realized based upon expectations of taxable income that are consistent with the Company’s operating history. The tax loss carry forwards related to the Company’s operations in Canada can no longer be utilized, due to the continuation of the corporation from Canada to Switzerland on November 9, 2004.

As of December 31, 2005, the Company had net tax loss carry forwards of approximately $12,856,000 for corporation income taxes. The tax loss carry forwards relate to the Company’s operations in Germany and Switzerland and do not expire under enacted tax law in Germany, however they do expire after 7 years in Switzerland.

8.	SEGMENT DISCLOSURES

The Company is currently marketing and developing its proprietary technology. In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company considers its business to consist of one reportable operating segment. The majority of the Company’s significant physical assets are located in Germany.

9.	LITIGATION

The Company has been named as a defendant in lawsuits in the normal course of its business. In the opinion of management, the liabilities, if any, resulting from these matters will not have a material effect on the consolidated financial statements of the Company.

10.	SUBSEQUENT EVENTS

Subsequent events not disclosed elsewhere in the financial statements include:

As of June 27, 2006, we have received subscriptions for 1,500,000 registered shares for total proceeds of approximately $3,200,000 (CHF 4,200,000). In addition, we have received approximately $209,000 pursuant to the exercise of warrants and options to acquire 513,550 registered shares since January 1, 2006.

In February 2006, the Board of Directors approved the Stock Option Plan 2006, with a maximum number of options for issuance of 1,700,000 shares at an exercise price of $2.12 (EUR 1.80).